As filed with the Securities and Exchange Commission on July 2, 2021.

Registration No. 333-255680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Project Angel Parent, LLC

to be converted as described herein to a corporation named

MeridianLink, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	33-0849406
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1600 Sunflower Avenue, #200

Costa Mesa, CA 92626

(714) 708-6950

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kayla Dailey

General Counsel

MeridianLink, Inc.

1600 Sunflower Avenue, #200

Costa Mesa, CA 92626

(717) 462-1662

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley C. Weber Joseph C. Theis, Jr. Natalie T. Martirossian Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100	Bradley C. Reed, P.C. Michael P. Keeley Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000	Katharine A. Martin Rezwan D. Pavri Bryan D. King Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.001 par value per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.
(3)	The registrant previously paid $10,910 of this amount in connection with the initial filing of this registration statement on April 30, 2021.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Project Angel Parent, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately prior to the effectiveness of this registration statement, MeridianLink, Inc., the operating company and the indirect wholly owned subsidiary of Project Angel Parent, LLC, intends to change its name, and Project Angel Parent, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to MeridianLink, Inc. as described in the section titled “Corporate Conversion” of the accompanying prospectus. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. As a result of the Corporate Conversion, the members of Project Angel Parent, LLC will become holders of shares of common stock of MeridianLink, Inc. Unless the context otherwise requires, all references in the accompanying prospectus to the “Company,” “MeridianLink,” “we,” “us,” “our” or similar terms refer to Project Angel Parent, LLC and its consolidated subsidiaries before the Corporate Conversion, and MeridianLink, Inc. and, where appropriate, its subsidiaries after the Corporate Conversion.

Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Project Angel Parent, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of common stock of MeridianLink, Inc. are being offered by the accompanying prospectus.

meridianlink®

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2021

PROSPECTUS

                 Shares

Common Stock

This is MeridianLink, Inc.’s initial public offering. We are selling                  shares of our common stock and the selling stockholders are selling                  shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “MLNK.”

Upon completion of this offering, affiliates of Thoma Bravo UGP, LLC will own approximately     % of our issued and outstanding shares of common stock. As a result, we will be a “controlled company” as defined under the New York Stock Exchange listing rules. See the section titled “Management—Status as a Controlled Company.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See the section titled “Prospectus Summary—Emerging Growth Company.”

Investing in our common stock involves risks that are described in the ‘‘Risk Factors ’’ section beginning on page 21 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
(1)	See the section titled “Underwriting” for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional                  shares from the selling stockholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2021.

BofA Securities	Credit Suisse	Barclays

Citigroup	Raymond James

BTIG	Nomura	Stifel	William Blair

Blaylock Van, LLC	Ramirez & Co., Inc.	Roberts & Ryan	Tigress Financial Partners LLC

The date of this prospectus is                     , 2021

“One of the most impactful features of MeridianLink Mortgage is the third-party integrations with all the different vendors out there. Having the flexibility to choose the best-in-breed for all the different solutions—from credit reports to point-of-sale solutions—gives a much greater advantage over any other company that tries to do it all in-house.” Curtis Onofri Chief Lending Officer Pathways Financial First Credit Union “MeridianLink Consumer and MeridianLink Opening have been instrumental in growing and helping to retain our memberships. Both MeridianLink Consumer and MeridianLink Opening have powerful automation capabilities. Automation gave America First Credit Union the ability to streamline our workflows and improve the member experience. This enabled us to meet our goals of membership growth and retention.” Kortney Nipko Product Manager America First Credit Union “We chose MeridianLink Consumer because of its reputation within the industry. Within the first two months we experienced a 10%-20% increase in the production of credit cards, personal loans, and vehicle loans. Because of MeridianLink Consumer’s abilities, Hiway Credit Union produced more consumer loans than ever before. We knew within the first few weeks of utilizing the technology that we made the right choice for our organization.” Dean Warzala Sr Vice President of Lending Hiway Credit Union “It used to take us one day to close a loan. Now, our record time for a brand new account to a funded loan is 22 minutes It’s not just the overall volume we’ve been able to generate, it’s also the increase in efficiencies such as our ability to drastically decrease the time to close.” Dale Livingston Senior Vice President, Lending and Sales Kohler Credit Union

Key Company Highlights A leading provider of cloud-based software solutions for financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies 470+ US-based employees(1)(2) Headquartered in Costa Mesa, CA Founded in 1998 Serves 63 of the leading 100 credit unions and 50%+ of Forbes’ 2020 Best Credit Unions(3) (1) As of December 31, 2020. (2) Pro forma for acquisitions. (3) Source: Credit Unions Online, as of September 2020.

meridianlink
connecting you to better

# Key Performance Highlights

**20+**
Years of Operating Experience

**200K+**
Active System Users[1]

**3.8%**
FY 2020 Organic Customer Growth Rate

**~1,900**
Customer Base of Diverse Financial Institutions [3][4]

**63**
Top 100 Credit Union Clients[2]

**50%+**
*Forbes'* 2020 list of Best CUs & Banks

# Financial Highlights

**$199M**
FY 2020 Revenue

**$9.2M**
FY 2020 Net Income

**$177M**
FY 2020 ARR[5]

**71%**
FY 2020 Gross Margin

**52%**
FY 2020 Adj. EBITDA Margin[6]

**89%**
FY 2020 Subscription Fee Revenue

**120%**
FY 2020 ARR Net Retention Rate[7]

**5%**
FY 2020 Net Income Margin

Key Performance Highlights 20+ 200K+ 3.8% Years of Operating Active System FY 2020 Experience Users(1) Organic Customer Growth Rate ~1,900 63 50%+ Customer Base of Top 100 Credit Forbes’ 2020 Diverse Financial Union Clients(2) list of Best CUs Institutions (3)(4) & Banks Financial Highlights $199M $177M 71% FY 2020 Revenue FY 2020 ARR(5) FY 2020 Gross Margin 89% 117% 52% FY 2020 Subscription FY 2020 ARR Net FY 2020 Adj. Fee Revenue Retention Rate(6) EBITDA Margin(7) Note: Financials reflect year ended December 31, 2020A and are not pro forma for acquisitions. (1) Active system users are individuals who have accessed one of our solutions in the 90 days prior to our measurement period of January 18, 2021. (2) Source: Credit Unions Online, as of September 2020. (3) As of December 31, 2020. (4) Pro forma for acquisition of TCI and TazWorks. (5) Calculated as the total subscription fee revenue calculated in the latest twelve-month measurement period for those revenue-generating customers and partners in place throughout the entire twelve-month measurement period plus the subscription fee revenue calculated on an annualized basis from new customer or partner activations in the measurement period. (6) Result from calculating the ARR recorded in the latest twelve-month measurement period for those revenue-generating customers in place throughout the entire twelve-month measurement period. We divide the result by the ARR recorded from the twelve-month period that is immediately prior to the beginning of the current measurement period, for all revenue-generating customers in place at the beginning of the current measurement period. Unaudited figure. (7) Adj. EBITDA and Adj. EBITDA margin are non-GAAP measures. For a definition and reconciliation of Adj. EBITDA and Adj. EBITDA margin, please refer to the reconciliation included in the financials.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or make any representations other than the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

The term “Thoma Bravo Funds” refers to Thoma Bravo Discover Fund, L.P., Thoma Bravo Discover Fund A, L.P., Thoma Bravo Discover Fund II, L.P., Thoma Bravo Discover Fund II-A, L.P., and Thoma Bravo Discover Executive Fund II, L.P. and the term “Thoma Bravo” refers to Thoma Bravo UGP, LLC, the ultimate general partner of the Thoma Bravo Funds, and, unless the context otherwise requires, its affiliated entities, including Thoma Bravo, L.P., the management company of the Thoma Bravo Funds.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock.

MeridianLink, Inc.

Who We Are

We are a leading provider of cloud-based software solutions for financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies, or CRAs—providing services to 1,925 customers, including 63 of the leading 100 credit unions per Credit Unions Online (as of September 2020), and a majority of the financial institutions on Forbes’ 2020 lists of America’s Best Credit Unions and Banks. Financial institutions are undergoing a digital transformation as they seek to transition business models, enhance or create new revenue streams, and increase client engagement. We support our customers’ digital transformations by helping them create a superior client experience with our mission-critical loan origination software, or LOS, digital lending platform, and data analytics. Our solutions allow our customers to meet their clients’ financial needs across the institution, which enables improved client acquisition and retention. Additionally, our solutions allow our customers to operate more efficiently by enabling automated loan decisioning and enhanced risk management.

Our software solutions operate at the center of financial institutions’ technology ecosystems and help our customers drive additional business volume, both directly and indirectly through our extensive network of integrations and partner relationships, or Partner Marketplace. Our omni-channel borrowing experience integrates the full spectrum of touch points a borrower may have with our customers—remotely via the web or a mobile app, in person at a branch, or telephonically through a client service representative. In addition to providing a streamlined workflow for our customers, which has been refined over 20 years with feedback from across our customer base, our Partner Marketplace provides them with optional integrations powered by our more than 580 partners as of March 31, 2021. We believe that the collective capabilities offered through our Partner Marketplace further distinguishes our solutions from those of our competitors. We believe that our position in the credit union space provides stability to our business. According to the National Credit Union Administration, or NCUA, credit unions’ net worth, defined as the retained earnings balance, has increased $12.1 billion, or 6.8% year-over-year, to $190.3 billion as of December 31, 2020. Additionally, as reported by the NCUA, total assets in federally insured credit unions rose by $278 billion, or 17.7% year-over-year, to $1.84 trillion as of December 31, 2020 and, from December 2000 through December 2020, total assets in federally insured credit unions increased by $1.41 trillion, representing a compound annual growth rate, or CAGR, of 7.5%.

Our solutions provide a fully digital workflow for our customers, extending from their clients’ initial account opening applications to our customers’ final extension of credit and, where necessary, collections activity. We enable our customers to offer a wide array of products and services to new and existing clients, replacing traditional manual processing and less nimble in-house solutions. Our solutions address nearly all categories of consumer lending, including mortgage, credit card, personal, auto, home equity, and small business loans, and provide the software tools and data necessary to deliver automated decisioning. Our solutions are available in the cloud, and we are working to transition all of our solutions to a public cloud by the end of 2022.

We offer our software solutions using a software-as-a service, or SaaS, model under which our customers pay subscription fees for the use of our solutions and typically have multi-year contracts with an initial term of three years. Our customer contracts are typically not cancellable without penalty. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the solution, fees per search, per loan application or per closed loan (with some contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees. We seek to deepen and grow our customer relationships by providing consistent, high-quality implementations and customer support services which we believe drive higher customer retention and incremental sales opportunities within our existing customer base. We plan to continue investing in migrating all of our solutions onto a single platform resident in a public cloud and driving product development to further increase customer cross-selling and retention. We believe that our increased focus on our go-to-market strategy and partnerships will drive incremental opportunities for revenue and accelerate client cross-sell growth.

We have had a strong track record of growth throughout our operating history, including through the ongoing COVID-19 pandemic. Our total revenues were $152.7 million and $199.3 million for 2019 and 2020, respectively, representing a 30.5% growth rate. Our total revenues were $43.6 million and $67.8 million for the three months ended March 31, 2020 and 2021, respectively, representing a 55.5% growth rate. We also had subscription fee revenues of $137.6 million and $177.0 million for 2019 and 2020, respectively, representing a 28.6% growth rate. Our subscription fee revenues for the three months ended March 31, 2020 and 2021 were $38.8 million and $60.3 million, respectively, representing a 55.4% growth rate. Our net loss for 2019 was $12.6 million and our net income for 2020 was $9.2 million, while our net income for the three months ended March 31, 2020 and 2021 was $1.3 million and $7.2 million, respectively. Our Adjusted EBITDA was $64.5 million and $104.6 million for 2019 and 2020, respectively, representing an increase of 62.3%. Our Adjusted EBITDA was $21.5 million and $34.4 million for the three months ended March 31, 2020 and 2021, respectively, representing an increase of 59.8%. Our gross margin was 69.0% and 70.7% for 2019 and 2020, respectively, while our gross margin for the three months ended March 31, 2020 and 2021 was 69.7% and 71.3%, respectively. Our Adjusted EBITDA margin was 42.2% and 52.5% for 2019 and 2020, respectively, and 49.2% and 50.6% for the three months ended March 31, 2020 and 2021, respectively. See “Non-GAAP Financial Measures” for a reconciliation of non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP, and a discussion of our management’s use of Adjusted EBITDA and Adjusted EBITDA margin.

Our Value Proposition

Our software solutions enable financial institutions to streamline loan decisioning, account opening, deposit taking, loan origination, and customer collection workflows to help drive higher client retention. The wide array of financial institutions we serve, which include banks, credit unions, mortgage lenders, specialty lending providers, and CRAs, all have varying needs. Our technology and solutions empower consumer financial institutions, such as credit unions and community banks, to more effectively compete with tier 1 banks by making their products and services simpler and faster for their clients with enhanced features and functionality. In addition, CRAs leverage our solutions as their system of record to deliver credit and other information from a number of data vendors (including the credit bureaus) to enable lending decisions for financial institution customers. Our software for CRAs manages workflow, relationships with the credit bureaus, back-end packaging, non-credit data access, and billing.

Our solutions provide our customers with:

•	an LOS that provides an end-to-end digital lending process, including automated decisioning, underwriting, pricing, fee, and margin management tools;

•	a cross-selling engine that identifies potential lending and deposit taking opportunities;

•	a comprehensive LOS application programming interface, or API;

•	a broad array of integration partners to augment and extend our solutions;

•	a dynamic workflow based on each customer’s unique business protocols;

•	a modern user interface, or UI, design;

•	configurability that can incorporate feedback from our customers’ clients;

•	cloud-based SaaS delivery with frequent updates (currently monthly releases) to ensure quality and assist customers with their compliance obligations;

•	managed workflow, relationships with credit bureaus, back-end processing, packaging, non-credit data access and verification for CRAs; and

•	data reporting and analytics.

By automating and improving on existing processes through the use of our solutions, our customers can save time and resources while reducing operational risk and improving customer retention, acquisition, and satisfaction.

Who We Serve

We have had the privilege of helping our customers over the past 20 years to revamp their lending and account opening processes, reduce operational costs, and increase revenue. Our diverse client base includes 1,925 customers as of December 31, 2020, including banks, credit unions, mortgage lenders, specialty lending providers, and CRAs. As of December 31, 2020, our customer mix includes 63 of the leading 100 credit unions per Credit Unions Online (as of September 2020), and a majority of the financial institutions on Forbes’ 2020 lists of America’s Best Credit Unions and Banks. Our broad reach provides connections to over 200,000 active system users, who are individuals who have accessed one of our solutions in the 90 days prior to our measurement period of January 18, 2021.

We focus our efforts on financial institutions. Our addressable market also includes specialty lending customers that target consumer credit opportunities. Specialty lending companies drive higher per customer application volume and help diversify our end-markets. Our technology enables our customers to bridge the functional silos of their institutions and thereby increase their ability to serve more of their clients’ needs and achieve incremental revenue.

We are proud of our track record of excellence with an average Net Promoter Score, or NPS, across our consumer loan origination, mortgage loan origination and data verification solutions of 32 as of December 2020. An NPS can range from a low of –100 to a high of +100. NPS measures the willingness of customers to recommend a company’s products or services to other potential customers and is viewed as a proxy for measuring customers’ brand loyalty and satisfaction with a company’s product or service. In addition, we believe that our extensive Partner Marketplace helps distinguish us from our competitors as we have integrations with over 580 partners as of March 31, 2021. Our integrations include both large, established players and emerging disruptors. Our Partner Marketplace drives value for our customers by expanding their access to the tools needed to streamline the loan and account opening processes within the workflow management of our solutions.

History

We have expanded our offerings and customer base through a combination of in-house initiatives and accretive acquisitions to support continuous innovation for our customers’ benefit. Our expanding suite of technology and services has contributed to our growth despite a variety of market conditions over the past two decades. During and after the global financial crisis, we believe that we became a preferred provider among consolidating CRAs and community financial institutions due to our innovation and focus, including functionality to bundle account opening and the loan origination process into a seamless workflow, thereby enabling our customers to increase their market share.

Thoma Bravo acquired and combined MeridianLink with CRIF Corporation, or CRIF, in June 2018. The acquisition of CRIF’s capabilities coupled with an aggressive integration plan accelerated the growth of the combined company. We have realized substantial synergies through the full functional integration of MeridianLink and CRIF, including unified back-office systems and alignment of customer support and elimination of duplicative product development costs. The MeridianLink and CRIF solutions, however, continue to operate independently as supported by the integrated back-office teams. The MeridianLink solutions are considered the “go forward” platforms such that some customers using CRIF solutions have begun migration onto MeridianLink platforms. Additionally, CRIF solutions are not currently being sold or marketed. However, we have made investments in resources to allow the legacy CRIF products to continue to operate, and there is no planned sunset or end of life for those products. Continued optimization of the business has led to accelerated revenue growth, and increased customer retention, as well as improving operating margins. Prior to our acquisition by Thoma Bravo, we grew primarily through responding to potential customers’ requests for proposals, or RFPs, and inbound calls and focused on retaining and expanding existing accounts. Since the acquisition by Thoma Bravo, we further invested in direct marketing and selling efforts to expand into financial institutions that fit within our existing target markets. In addition to acquiring new customers, our direct selling efforts include cross-selling and upselling of our expanding capabilities into our substantial customer base.

In November 2020, we acquired Teledata Communications, Inc., or TCI. TCI is the creator of DecisionLender, a SaaS loan origination solution that was first released in 1998. DecisionLender is an industry-trusted LOS that primarily serves the indirect lending needs of banks, credit unions, and financial companies nationwide. By integrating TCI’s knowledge and technologies, we seek to accelerate innovation within our LOS solution roadmap in order to provide our customers with leading enterprise business solutions.

In December 2020, we acquired substantially all of the assets of TazWorks. TazWorks is the creator of TazCloud, an end-to-end technology solution for the background screening industry. TazCloud supports a large number of independent screening agencies across the nation and includes a robust suite of screening applications, a powerful API, and advanced business intelligence tools that help screening professionals operate efficiently. TazCloud delivers a robust network of integrations ranging from quality data providers to human resource information systems, property management, applicant tracking systems, and drug screening providers. TazWorks provides us with capabilities that are highly complementary to our Mortgage Credit Link offering, enabling us to provide our CRA customers with a better and more enriching experience.

The TCI and TazWorks solutions represent product offerings not previously fully offered by the MeridianLink solutions. We consider these solutions to be complementary to MeridianLink’s prior offerings, and plan to continue to market and sell them. We are considering integration of these solutions with other MeridianLink solutions on the product roadmap at a future date.

Industry Background

The financial services sector is in the midst of a transition from offering primarily in-branch services to providing hybrid in-person and digital services. This transition has recently accelerated, leading to increased investment in software that enables digital capabilities. We are well-positioned to assist our customers to compete with tier 1 banks and digital market entrants. We enable financial institutions to leverage their cost of capital advantage and community presence by allowing them to execute faster. With the digital edge we provide, our customers become more competitive in this evolving environment, which drives further volume on our platform.

Growing financial institutions demand for streamlined consumer lending software to accurately and efficiently gather the data needed to open and process all types of accounts and loans. Our core customers tend to lack the resources required to match the modernization and technology investment efforts of larger industry players. At the same time, digitalization remains critically important for our customers to compete. Having the ability to automate workflows and provide a user-friendly online process enable a financial institution to grow and maintain their client base. Our solutions provide our customers with the ability to succeed in the evolving digital lending marketplace. Financial institutions use our solutions as their LOS to provide a frictionless experience by consolidating data from all existing channels—mobile, online, branch, call center, indirect, retail, and kiosk—into a single origination point. When the lending and account origination processes are straightforward, branch staff have more time to serve their clients’ needs in an efficient and timely manner.

Digital transformation in financial institutions is accelerating software adoption and driving technology spend. Investments in digital solutions are critical for obtaining and retaining clients and this necessity has accelerated in the COVID-19 era. Our automated workflows allow for responsiveness and savings on operational costs. Technology in the origination process translates into a significant competitive advantage for lenders. We believe that the ongoing digital transformation of mid-tier financial institutions will be a driver of our growth over the next decade, as changing needs mean more demand for additional modules and services from new and existing clients. Our software solutions assist a financial institution in its determination of what loans a client can qualify for today, accelerates the processing and funding of a loan through automated decisioning and workflow, and informs the client how to improve his or her access to credit tomorrow or further into the future. Local financial institutions have begun to adopt online lending, but significant runway exists. See the section titled “—Market Opportunity” for more information.

Rising mortgage loan volume and origination costs drive demand for systems that optimize lending decisions and loan composition in an automated, accurate manner. The cost to originate mortgage loans in 2019 was 150% of the cost to originate such loans following the 2008 financial crisis, driven in no small part by personnel and ancillary costs required to comply with evolving regulations. The traditional mortgage loan origination process is outdated, requiring lengthy processes and paper forms. As of October 2020, it takes an average of 54 days to originate a mortgage loan. Advancements in mortgage LOS are transforming the process to be more automated, paperless, and fully-remote, from the initial application to closing and thereafter, greatly bolstering loan processing efficiency.

Delivery of secure and accurate data from disparate sources to institutions that rely on independent verification services. While potential customers will sometimes opt to create their own solutions to address these needs or build additional functionality into other competing solutions, launching data initiatives can be expensive, time consuming, and risky, which can be further complicated by adding credit, income, and other verification data into existing solutions. We offer complete back office functionality for CRAs and other verification service providers to process credit standing, employment, income, and tax transcript verification.

Data and analytics as an increasing area of focus by our customers. Our customers are increasingly seeking to understand both their clients and their own operations at a greater level of detail. To better serve our clients, our data intelligence solution provides intuitive dashboards, easy to read reports, and meaningful operational benchmarking data, presenting a comprehensive solution for the multi-level audience within an organization. Though our data and analytics solutions amount to a single digit percentage of our total revenues in 2020, data products that allow customers to obtain standard data reporting and analytics have been an area of focus and growth for us and our customers.

Market Opportunity

Our currently addressable market includes the U.S. consumer lending categories of small business, home equity, auto, personal, credit card, and mortgage, as well as data access for credit, income verification, and other related services. Financial institutions continue to invest in software applications and infrastructure, and global demand for cloud-based solutions in banking continues to increase. IDC estimates that SaaS revenues from the banking sector are projected to increase from $16 billion in 2019 to $32 billion in 2024, representing a

CAGR of 16%. IDC estimates that approximately 60% of SaaS revenues from the banking sector are derived from the United States, where they are projected to increase from $10 billion in 2019 to $19 billion in 2024, representing a CAGR of 14%. Furthermore, according to the EY Global Banking Outlook 2018, 85% of global banks are undertaking digital transformation to modernize their operations and more than 60% of global banks intend to increase investment in cloud technology before 2021.

We conservatively estimate, based on independent analysis from a study we commissioned from Cornerstone Advisors, that the total U.S. domestic addressable market opportunity, in the primary solution categories that our software solutions serve, to be $10 billion. This study by Cornerstone Advisors employed metrics regarding the number of addressable credit unions, banks, and independent mortgage companies; estimated transaction volumes at institutions of various sizes; and estimated transaction and annual fees. This bottoms-up analysis spanned across five market channels, including estimated addressable markets of $5.8 billion for loan origination software (including consumer, mortgage, commercial, marketing automation, loan decisioning and merchant-based buy now, pay later lending), $2.4 billion for account opening and point-of-sale software, $1.0 billion for portfolio and lending performance software, $0.6 billion for collection software, and $0.3 billion for data access software (including consumer data and CRA enablement). This study calculated estimated addressable markets across these five market channels based on a calculation tied to fixed price per application, fixed annual fees, fixed setup fees, or fixed average number of purchasers, depending on the relevant channel.

While the overall software spend within the banking sector has continued to grow, we believe our focus on credit unions provides added strength to our business. According to the NCUA, credit unions’ net worth, defined as the retained earnings balance, has increased $12.1 billion, or 6.8% year-over-year, to $190.3 billion as of December 31, 2020. Additionally, as reported by the NCUA, total assets in federally insured credit unions rose by $278 billion, or 17.7% year-over-year, to $1.8 trillion as of December 31, 2020 and from December 2000 through December 2020, total assets in federally insured credit unions increased by $1.4 trillion, representing a CAGR of 7.5%. These recent trends are also observed over the longer term, with the NCUA reporting that credit unions experienced average annual loan growth of 7.0% and average annual asset growth of 7.5% from 2001 to 2020.

Competitive Strengths

Our end-to-end, omni-channel lending platform provides our customers with valuable cross-sell opportunities, third-party technology integrations, and full decisioning capabilities supporting every aspect of the loan origination process. We are differentiated by our strong customer support and extensive integration capabilities as well as our depth of market knowledge from our 20-year operating history and singular focus on lending and credit products. Our position as a leading provider of mission-critical software solutions for financial institutions is built on the following strengths:

•

Streamlined consumer lending software. Our automated workflow and integration tools provide our diverse customer base with a robust software infrastructure that saves them time on rudimentary tasks and allows them to compete with financial institutions of any scale. We also save them time and resources by automating the verification of data through third party channels.

•

Complete loan decision engine. Our decision engine supports every aspect of the loan origination process by providing deep credit analysis, automated condition generation, automated fee calculations, and non-qualified mortgage product support. Employing our engine enables more efficient credit decisions and more accurately priced loans to facilitate precise and consistent underwriting decisions. Our solutions enable decisions for a variety of loan types, and our mortgage and consumer decision engines work together to drive compelling cross-sell opportunities.

•

Comprehensive digital lending software solution. Our solutions are integrated into a comprehensive lending software solution across consumer, mortgage, and account opening, which we believe differentiates us from other technology suppliers to middle-market financial institutions.

•

Integrated Partner Marketplace. We have more than 580 partners as of March 31, 2021, including e-signing vendors, insurance providers, dealership integrators, credit card processors, home banking systems, settlement service tools, and more, which integrate into our solutions and bring value to our customers. Our customers can use these integrations and their functionalities through a single platform interface, without needing to access other applications outside of our software solutions. Our approach to integration allows our customers to tailor their solutions to best suit their needs. We have spent more than a decade investing in our Partner Marketplace and we believe we have one of the most comprehensive networks of partners offering the functionality that our customers demand. These integrations enable our customers to extend and augment our solutions to better pursue their specific business strategies. We generate a material amount of revenues from our Partner Marketplace.

•

Better customer experience. Our solutions allow our customers to better serve and retain their clients. Our modern UI makes the borrower experience more intuitive and efficient. By helping banks and credit unions deliver compliant loans faster, we help our customers drive borrower satisfaction. Our financial institution customers are, in turn, able to deepen their relationships with existing clients through better service, appropriate cross-selling, and efficient integration with core data.

•

Return on investment for banks and credit unions. Our solutions improve results for our customers, including support for regulatory requirements, increased cross-selling opportunities, higher loan volume, and reduced cycle times, churn, and costs. Our solutions provide a consistent user experience, or UX, combined with dynamic workflow and automation to reduce the time spent and errors associated with manual work. This seamless experience allows bankers and credit officers to better serve their clients.

Our software and data delivery solutions for CRAs provide our customers with the ability to offer lenders a one-stop solution for verification services. The ability to provide accurate and compliant credit, income, and other verification information is a requirement for financial institutions who must make rapid underwriting decisions within strict and changing regulatory regimes. We are differentiated by our strong customer service, broad system integrations, and dedication to simplifying inherently complex processes. Our position as a leading provider of mission-critical, software platforms for CRAs is built on the following strengths:

•

Maintain compliance in a demanding regulatory environment. We enable our customers to grow faster by providing more responsive service to their clients, enabled by our continuous investment in our software solution capabilities to ensure high compliance with minimal risk. Increased regulation typically means a higher workload for people in financial services because it takes time and effort to adapt business practices that follow the new regulations. Addressing this increased workload and inefficiency drives demand for our workflow automation and productivity. While regulatory compliance remains the responsibility of our customers, our solutions help enable compliance with ease through monthly push updates for most solutions.

•	Integrated capabilities. Our partners enable our CRA customers to meet many of their data delivery needs without managing the complexity of accessing services and billing across multiple vendors.

Growth Strategy

We believe there are significant growth opportunities driven by end-market expansion and geographic extension. We seek to capture additional growth driven by new logo acquisition, organic cross-sell, and upsell opportunities with our customers, as well as through potential acquisitions. We intend to continue growing our business by executing on the following strategies:

•

Continue adding customers in our target market. We believe there is untapped market potential in the loan origination and digital banking markets. Significant runway exists as financial institutions begin to adopt online lending and account opening practices and require more efficient technologies. We provide these services to institutions of all sizes and complexities. By focusing on better sales execution, providing and allocating resources where needed, and improving marketing efforts, we are confident in our ability to expand our customer base within our target market.

•

Expanding our target market. Our current focus is on the middle market, catering predominantly to financial institutions such as community banks and credit unions with assets under management between $100 million and $10 billion. We believe a large opportunity exists in expanding our target market to new customers with less than $100 million or greater than $10 billion in assets under management. In our down-market, smaller institutions commonly use spreadsheets or other inexpensive alternatives. These companies have a smaller volume of loans per month, but there is opportunity to alter our solutions to offer targeted packages with lower implementation fees.

•

Pursue unrealized upsell and cross-sell into client base. Our go-to-market strategy and partnerships drive incremental revenue and client cross-sell growth. We have demonstrated our ability to retain customers with strong annual customer retention and to expand existing customers’ solution adoption through upselling and cross-selling. We believe there is further opportunity to expand within and across our existing customer base by cross-selling all consumer loan types, upselling modules of existing products, and promoting the adoption of new products.

•	Launch new products. We are focused on introducing new solutions and enhancing services and capabilities in areas including digital lending, data insights, and collections, to further expand our reach into the consumer and commercial lending markets. We are enhancing our offerings to create additional value for new and existing customers in order to increase our share-of-wallet and further distance ourselves from our competition. In 2020, we delivered significant UX and UI enhancements to our consumer loan origination solution along with performance updates to four major application types. We updated our UX to increase usability, and we are in the process of developing our next generation platform, MeridianLink One, that will integrate all of our current solutions into one digital lending and deposit account opening platform. For more information on this unified, cloud-native SaaS platform, please see the section titled “Business—Technology and Solutions.”

•

Expand monetization of Partner Marketplace. We have designed our solutions to act as the gateway for third parties to access our financial institution and CRA customers, accelerating the loan application and decisioning processes and reducing expenses. With over 580 partners as of March 31, 2021, we are able to capitalize on one-time service fees and revenue share in platform partner fees. As we grow our business, we expect to bring on board additional vendor partners driving further monetization opportunities. We also intend to cultivate and leverage network partners to grow our market presence and drive greater sales efficiency.

•

Selectively pursue strategic mergers and acquisitions. In addition to developing our solutions organically, we may selectively pursue acquisitions, joint ventures or other strategic transactions that provide additional capabilities or customers, or both. We expect these transactions to focus on innovation to strengthen and expand the functionality and features of our client solutions suite, gain market share, and/or expand our global presence into new markets and geographies. For example, in 2018 we acquired CRIF, and in 2020 we added the indirect lending capabilities of TCI and also acquired the powerful screening platform and API infrastructure from TazWorks.

•

Full public cloud migration to drive enhanced capacity, flexibility, and security. As we migrate fully to the public cloud, we seek to expand on our successes and deliver an even better experience for our customers, driven by the highly scalable and configurable nature of our platform, regardless of the size and complexity of the financial institution. Customers will have the ability to digitally serve clients, while automation and digitization capabilities reduce duplicative work and increase efficiency. We believe that the full migration of our solutions to a public cloud, from our current private-public cloud hybrid approach, will further enhance the ability of financial institution employees to work from their office or remotely and serve their clients 24/7/365. We believe this migration will help customers further reduce costs through the added upsell and cross-sell capabilities we intend to introduce, as well as allow customers to benefit from public cloud functionality which includes automatic push of new updates from public cloud partners.

•

Substantial runway for increasing penetration domestically and enhancing solutions for international expansion. Today our revenues are all domestic, and the U.S. market provides substantial runway for continued growth. In addition, we believe that enhancing our capabilities to serve customers in international markets represents an opportunity to deliver our solutions and expand our customer base to financial institutions of all sizes and complexities around the world.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” The following is a summary of the principal risks we face:

•	We have experienced rapid subscription fee revenue growth in recent periods, and our recent growth rates may not be indicative of our future growth.

•	Our usage and volume-based pricing can cause revenue fluctuation and may adversely affect our business and operating results.

•

Our business is dependent on overall demand for software and therefore reduced spending on software or overall adverse economic conditions may negatively affect our business, operating results and financial condition.

•

If we cannot successfully execute on our strategy and continue to develop and effectively market solutions that anticipate and respond to the needs of our customers, our business, operating results and financial condition may suffer.

•

Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their contracts with us, or if we are unable to expand sales to our existing customers or develop new products that achieve market acceptance.

•	Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our applications.

•	We face significant competition which may adversely affect our ability to add new customers, retain existing customers and grow our business.

•

If we are unable to maintain successful relationships with our partners, or if our partners fail to perform, our ability to market, sell and distribute our products and services will be limited, and our business, operating results and financial condition could be harmed.

•

A breach or compromise of our security measures or those we rely on could result in unauthorized access to or other compromise of customers’ data or customers’ clients’ data, which may materially and adversely impact our reputation, business and results of operations.

•	Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.

•	Real or perceived errors, failures, defects or vulnerabilities in our software solutions could adversely affect our financial results and growth prospects.

•

The effects of the COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remain uncertain.

•

Our failure to achieve and maintain an effective system of internal control over financial reporting may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

•	Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

•	We are highly leveraged and have substantial indebtedness, which reduces our capability to withstand adverse developments or business conditions.

•

Our customers are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider to financial institutions could adversely affect our business and results of operations, increase costs, and impose constraints on the way we conduct our business.

•	Any use of our solutions by our customers in violation of regulatory requirements could damage our reputation and subject us to additional liability.

•

Thoma Bravo has significant influence over matters requiring stockholder approval, which may have the effect of delaying or preventing changes of control or limiting the ability of other stockholders to approve transactions they deem to be in their best interest.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Our Sponsor

Thoma Bravo is a leading investment firm building on a more than 35-year history of providing capital and strategic support to experienced management teams and growing companies. Thoma Bravo has invested in many fragmented, consolidating industry sectors in the past, but has become known particularly for its history of successful investments in the application, infrastructure and security software and technology-enabled services sectors, which have been its investment focus for more than 15 years. Thoma Bravo manages a series of investment funds representing more than $76 billion of assets under management.

Our charter and bylaws allow Thoma Bravo to set the size of our board of directors and fill any vacancy on our board of directors, including newly created seats, for so long as Thoma Bravo beneficially owns at least 30% of the outstanding shares of our common stock. Upon Thoma Bravo ceasing to own at least 30% of the outstanding shares of our common stock, only our board of directors will be allowed to fill vacant directorships.

Recent Operating Results (Preliminary and Unaudited)

We are in the process of finalizing our results as of and for the three months ended June 30, 2021. We have presented below certain preliminary results representing our estimates for the three months ended June 30, 2021, which are based only on currently available financial information and do not present all necessary information for an understanding of our financial condition as of June 30, 2021. This financial information has been prepared by and is the responsibility of our management. BDO USA, LLP has not audited, reviewed, compiled or applied agreed-upon procedures with respect to this preliminary consolidated financial data. BDO USA, LLP does not express an opinion or any other form of assurance with respect thereto.

We expect to complete our interim financial statements for the three months ended June 30, 2021 subsequent to the completion of this offering. While we are currently unaware of any items that would require us to make adjustments to the financial information set forth below, it is possible that we or BDO USA, LLP may identify such items as we complete our interim financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors”, “Special Note Regarding Forward-Looking Statements”, and our consolidated financial statements and related notes included in this Registration Statement. Adjusted EBITDA is a supplemental measure that is not calculated and presented in accordance with GAAP and we urge you to review the reconciliations found in the “Adjusted EBITDA” section. See “Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA and a discussion of our management’s use of Adjusted EBITDA and Adjusted EBITDA margin.

(in thousands, except percentages)	Three months ended June 30, 2020	Three months ended June 30, 2021
		Low (estimated)	High (estimated)
Revenues
Gross profit
Gross margin
Net income (loss)
Net income (loss) margin
Adjusted EBITDA (including a full bridge from net income (loss))
Adjusted EBITDA margin

The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods:

	Three months ended June 30, 2020	Three months ended June 30, 2021
(in thousands)		Low (estimated)	High (estimated)
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)
Interest expense
Taxes
Deprecation and amortization
Unit-based compensation expense
Expenses associated with IPO
Acquisition and sponsor related costs
Deferred revenue reduction from purchase accounting
Impairment of trademarks
Lease termination charges

Adjusted EBITDA

Net income (loss) margin

Adjusted EBITDA margin

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.meridianlink.com), blog posts on our website, press releases, public conference calls, webcasts, our Twitter feed (@meridianlink), our Facebook page (www.facebook.com/meridianlink/), and our LinkedIn page (www.linkedin.com/company/meridianlink).

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and inclusion of our website address, Twitter feed, Facebook page, and LinkedIn page in this prospectus are inactive textual references only. You should not consider information contained on our website or our social media pages to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Corporate Information

Our principal executive offices are located at 1600 Sunflower Avenue, #200, Costa Mesa, CA 92626, and our telephone number at that address is (714) 708-6950. Our website address is www.meridianlink.com.

The MeridianLink design logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of MeridianLink, Inc. This prospectus includes our trademarks and trade names, including, without limitation, MeridianLink, MeridianLink Collect, MeridianLink Mortgage, MeridianLink Consumer, MeridianLink Opening, DecisionLender, which are our property and are protected under applicable intellectual property laws. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name Project Angel Parent, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, MeridianLink, Inc., the operating company and the indirect wholly owned subsidiary of Project Angel Parent, LLC, will change its name to ML California Sub, Inc., and Project Angel Parent, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to MeridianLink, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. For more information, see the section titled “Corporate Conversion.”

Following the completion of the Corporate Conversion and prior to the closing of this offering, the Thoma Bravo Funds will own approximately     % of MeridianLink, Inc.’s common stock. Additionally, MeridianLink, Inc. will have several wholly owned direct and indirect subsidiaries that are legacies from the corporate structure that existed prior to this offering. See the section titled “Corporate Conversion.”

Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including not being required to have our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain reduced disclosure requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and exemptions from the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We intend to take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have at least $1.07 billion in annual revenues; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

Status as a Controlled Company

Assuming the sale by us of      shares of common stock in this offering, Thoma Bravo will beneficially own      shares of our common stock, representing approximately     % of the voting power of our company following the completion of this offering, and, as such we will be a “controlled company” as of the completion of the offering under the Sarbanes-Oxley Act and the rules of the New York Stock Exchange, or the NYSE. As a controlled company, we will not be required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have five independent directors upon the closing of this offering, at least two of whom will qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See the section titled “Management—Status as a Controlled Company.”

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares from the selling stockholders	The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of our net proceeds from this offering to repay $ million of the borrowings outstanding under our first lien credit agreement, and all of the borrowings outstanding under our second lien credit agreement. We intend to use the balance of our net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures, and to acquire complementary businesses, products, services or technologies. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders. See the section titled “Use of Proceeds” for additional information.

Controlled company	After this offering, Thoma Bravo will beneficially own approximately % of the voting power of our common stock, assuming the sale by us of shares of common stock in this offering. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See the section titled “Management—Status as a Controlled Company.”

Reserved share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares offered by this prospectus for sale to some of our directors, officers, employees, sponsors, and friends and family of officers, directors, and beneficial owners. Shares purchased by our directors and officers in the reserved share program will be subject to lock-up restrictions described in this prospectus. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See the section titled “Underwriting—Reserved Shares.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed New York Stock Exchange symbol	“MLNK”

The number of shares of our common stock to be outstanding after this offering is based on              shares of common stock outstanding as of March 31, 2021, and excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2021, at a weighted average exercise price of $ per share;

•

             shares of our common stock that will become available for future issuance under our 2021 Stock Option and Incentive Plan, which will become effective prior to the effectiveness of the registration statement of which this prospectus is a part; and

•

             shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan, which will become effective prior to the effectiveness of the registration statement of which this prospectus is a part.

Our 2021 Stock Option and Incentive Plan and 2021 Employee Stock Purchase Plan each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans.”

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the filing of our certificate of incorporation and the effectiveness of our bylaws upon the Corporate Conversion;

•	no exercise of options described above; and

•	the completion of the transactions described in the section titled “Corporate Conversion”.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data and other data. We derived the summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021, and our consolidated balance sheet data as of March 31, 2021 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contains all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of such interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021 or any other interim periods. The following summary consolidated financial data and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated statements of operations data	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except share and unit and per share and per unit amounts)	2019	2020	2020	2021
			(unaudited)
Revenues, net	$152,731	$199,340	$43,618	$67,811
Cost of revenues:
Subscription and services(1)	39,551	49,480	11,135	16,614
Amortization of developed technology	7,771	8,874	2,073	2,862

Total cost of revenues	47,322	58,354	13,208	19,476

Gross profit	105,409	140,986	30,410	48,335
Operating expenses:
General and administrative(1)	59,536	54,640	13,625	18,345
Research and development(1)	15,966	18,691	4,307	6,986
Sales and marketing(1)	9,589	9,371	2,024	3,599
Loss on termination of financing obligation due to related party	—	5,755	—	—
Impairment of trademarks	—	5,362	—	—
Acquisition related costs	—	1,579	—	—

Total operating expenses	85,091	95,398	19,956	28,930

Operating income	20,318	45,588	10,454	19,405
Other (income) expense, net:
Other income	(16)	(41)	(1)	(20)
Interest expense, net	38,053	34,686	8,857	10,062

Total other expense, net	38,037	34,645	8,856	10,042

Income (loss) before provision (benefit) from income taxes	(17,719)	10,943	1,598	9,363

Provision (benefit) from income taxes	(5,115)	1,792	272	2,132

Net income (loss)	(12,604)	9,151	1,326	7,231

Class A preferred return	(31,460)	(34,411)	(8,285)	(8,932)

Net loss attributable to common unitholders	$(44,064)	$(25,260)	$(6,959)	$(1,701)

Consolidated statements of operations data	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except share and unit and per share and per unit amounts)	2019	2020	2020	2021
			(unaudited)

Net loss per common unit:
Net loss attributable to common unitholders, basic and diluted	$(0.44)	$(0.25)	$(0.07)	$(0.02)

Weighted average units outstanding:
Basic and diluted	99,899,718	102,256,260	101,601,874	103,102,460

Pro forma net loss per share of common stock
Pro forma net loss per share, basic and diluted (unaudited)(2)
Pro forma weighted average shares outstanding:
Basic and diluted (unaudited)(2)

(1)	Includes unit-based compensation as follows:

	Years Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
			(unaudited)
Cost of revenues	$87	$180	$27	$72
General and administrative	1,307	1,952	472	353
Research and development	169	339	72	82
Sales and marketing	228	370	69	136

Total unit-based compensation expense	$1,791	$2,841	$640	$643

(2)

See the section titled “Selected Consolidated Financial and Other Data—Unaudited Pro Forma Net Loss Per Share” contained elsewhere in this prospectus for further information on the calculation of pro forma net loss per share and pro forma weighted-average number of shares outstanding.

	As of March 31, 2021
	(unaudited)
Consolidated balance sheet data (in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Cash and cash equivalents	$73,510
Total assets	997,162
Working capital	35,466
Total debt, including current portion	617,593
Accumulated deficit	(23,119)
Total members’ deficit	(20,416)

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) the completion of the Corporate Conversion and (ii) the filing and effectiveness of our certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column reflects: (i) the pro forma adjustments set forth in footnote (1) above; (ii) the sale of                shares of our common stock in this offering at an assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”

(3)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $                million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $                million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In connection with the Corporate Conversion and immediately prior to our conversion to a corporation, we will convert each outstanding Class A Unit into a number of Class B Units equal to the result of the accrued preferred return price per Class A Unit divided by the projected initial public offering price per share of our common stock in this offering. Each Class B Unit will then convert into a share of common stock in connection with our conversion to a corporation. The preferred return price for each Class A Unit is equal to the future value of $1,000 at a 9% interest rate compounded quarterly over the time passed since the issuance of such unit. We refer to the conversion of all of our Class A Units into Class B Units as the “Preferred Conversion.” The Preferred Conversion is assumed to occur throughout this prospectus using the assumed initial public offering price per share of $             (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

Because the number of shares of common stock into which a Class B Unit that is converted from a Class A Unit in the Preferred Conversion will be determined by reference to the projected initial public offering price in this offering, a change in the projected initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering and the Corporate Conversion (of which we consider the Preferred Conversion a part). The following is the number of shares of our common stock that would be outstanding immediately after the Corporate Conversion but before the consummation of this offering, assuming the initial public offering prices for our common stock shown below and the conversion occurring on __, 2021:

Initial public offering price	$	$	$
Shares of common stock outstanding

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition, results of operations, cash flow, and prospects. The market price of our common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could have a material adverse effect on our business. Certain statements contained in the risk factors described below are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” for more information.

Risks Related to Our Financial Position and Need for Additional Capital

Our debt agreements contain restrictions that limit our flexibility.

Our debt agreements contain, and any future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	incur liens;

•	engage in mergers, consolidations, liquidations, or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans, or advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment or liens, or is unsecured;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our lines of business.

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We may not be able to secure sufficient additional financing on favorable terms, or at all, to meet our future capital needs.

We may require additional capital in the future to pursue business opportunities or acquisitions or respond to challenges and unforeseen circumstances. We may also decide to engage in equity or debt financings or enter into additional credit facilities for other reasons. We may not be able to secure additional debt or equity financing in a timely manner, on favorable terms, or at all. Any debt financing we obtain in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions.

We are highly leveraged and have substantial indebtedness, which reduces our capability to withstand adverse developments or business conditions.

We have incurred substantial amounts of indebtedness to finance our operations, acquisitions, and other businesses. At March 31, 2021, our total aggregate indebtedness was approximately $617.6 million—see details in our consolidated financial statements and related notes included elsewhere in this prospectus. Because we are highly leveraged, our payments on our indebtedness are significant in relation to our revenues and cash flow, which exposes us to significant risk in the event of downturns in our businesses, our industry, or the economy generally, since our cash flows would decrease, but our required payments under our indebtedness would not.

Economic downturns may impact our ability to comply with the covenants and restrictions in the agreements governing our indebtedness and may impact our ability to pay or refinance our indebtedness as it comes due. If we do not repay or refinance our debt obligations when they become due and do not otherwise comply with the covenants and restrictions in the agreements governing our indebtedness, we would be in default under those agreements and the underlying debt could be declared immediately due and payable. In addition, any default under any of the agreements governing our indebtedness could lead to an acceleration of debt under any other debt instruments or agreements that contain cross-acceleration or cross-default provisions. If the indebtedness incurred under the agreements governing our indebtedness were accelerated, we may not have sufficient cash to repay amounts due thereunder. To avoid a default, we could be required to defer capital expenditures, sell assets, seek strategic investments from third parties or otherwise reduce or eliminate discretionary uses of cash. However, if such measures were to become necessary, there can be no assurance that we would be able to sell sufficient assets or raise strategic investment capital sufficient to meet our scheduled debt maturities as they come due.

Our overall leverage and the terms of our financing arrangements could also:

•	make it more difficult for us to satisfy obligations under our outstanding indebtedness;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures, or acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limit our ability to adapt to changing market conditions;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•

require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital, and other corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	place us at a competitive disadvantage compared with competitors that have a less significant debt burden.

In addition, a substantial portion of our indebtedness bears interest at variable rates. If market interest rates increase, our variable-rate debt will have higher debt service requirements, which could adversely affect our cash flows and financial condition. For more information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

We have a history of operating losses and may not sustain profitability in the future.

Prior to year ended December 31, 2020, we have experienced net losses. For example, we generated a net loss of $12.6 million for fiscal year ended December 31, 2019. We had an accumulated deficit of $23.1 million at March 31, 2021. We had an accumulated deficit of $39.4 million and $30.3 million at December 31, 2019 and 2020, respectively. While we had positive net income for the fiscal year ended December 31, 2020 and the three months ended March 31, 2021, we will need to maintain revenue levels in future periods in order to maintain profitability, and, even if we do, we may not be able to maintain our level of profitability. We intend to continue to expand our sales and research and development headcount and increase our marketing activities. We will also face increased costs associated with growth, the expansion of our customer base, and the costs of being a public company. Our efforts to grow our business may be more costly than we expect and we may not be able to increase our revenues enough to offset our increased operating expenses. We may continue to incur losses in future periods as we continue to invest in research and development and we cannot predict whether or when we will be able to achieve consistent profitability. If we are unable to achieve sustained profitability, the value of our business and common stock may significantly decrease.

The phase-out, replacement, or unavailability of the London Inter-Bank Offered Rate, or LIBOR, could affect interest rates under our revolving credit facility, as well as our ability to obtain future debt financing on favorable terms.

We are subject to interest rate risk on floating interest rate borrowings under our credit facilities. Borrowings under our credit facilities use LIBOR as a benchmark for establishing the interest rate. In July 2017, the Financial Conduct Authority (the regulatory authority over LIBOR) stated that it would phase out LIBOR as a benchmark after 2021 to allow for an orderly transition to an alternative reference rate. Our revolving credit facilities provide for a mechanism to amend the facilities to reflect the establishment of an alternative rate of interest upon the occurrence of certain events related to the phase-out of LIBOR. However, we have not yet pursued any technical amendment or other contractual alternative to address this matter and are currently evaluating the impact of the potential replacement of the LIBOR interest rate. In the United States, the Alternative Reference Rates Committee has proposed the Secured Overnight Financing Rate, or SOFR, as an alternative to LIBOR for use in contracts that are currently indexed to U.S. dollar LIBOR and has proposed a market transition plan to SOFR. It is not presently known whether SOFR or any other alternative reference rates that have been proposed will attain market acceptance as replacements of LIBOR. In addition, the overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR. Uncertainty as to the nature of such phase out and selection of an alternative reference rate, together with disruption in the financial markets, could have a material adverse effect on our financial condition, results of operations and cash flows, and may adversely affect our ability to obtain future debt financing on favorable terms.

Risks Related to Our Business and Industry

If we fail to increase the number of our customers or retain existing customers, our business may be harmed.

Our growth depends in large part on increasing the number of customers using our software solutions. To attract customers to our solutions, we must convince them that the utility of, and access to, our software solutions can assist them in their digital transformations, help create new revenue streams, and increase engagement with their customers. In particular, we must enhance the features and functionality of our software solutions, convince financial institutions of the benefits of our software solutions and encourage them to switch from competing loan origination, digital lending, and data analytics solutions or to forgo using more traditional processes and procedures, including (with respect to the loan origination business) paper, facsimile, courier, mail, and e-mail processing.

Due to the fragmented nature of the consumer lending (including mortgage) and consumer reporting agency industries, many industry participants may not be familiar with our software solutions and the benefits of our solutions. Any consolidation in our industry, however, could decrease our market advantage and may impact our competitive position. Some of our current and potential customers have developed, and may continue to develop, their own proprietary technologies and may one day become our competitors. Furthermore, some of our customers and potential customers have increasing market share in their respective markets that could be leveraged to introduce, directly or indirectly, alternative solutions to the use of our services in the short term with the potential to replace our solutions within their organizations in the long term. As our customers increase their spend with us, there may be internal pressure to evaluate and potentially create their own internal solutions as a cost-savings measure. We cannot assure you that we will be successful in attracting new customers or retaining existing customers, and increased competition from both competitors and any internal development efforts by our current customers could harm our business.

Additionally, with increased competition, existing customers may decide not to continue to use our software solutions in favor of other alternatives for financial or other reasons. Customer attrition could impact the performance of our business in the future. We have agreements in place with various product partners with respect to the integration between their businesses and our solutions, such as e-signing vendors, insurance providers, dealership integrators, credit card processors, home banking systems, and settlement service tools. Most of these contracts are not long term or are subject to termination rights. An unexpected termination, or a failure to renew, of a significant number of our agreements or relationships with these platform partners could have an adverse effect on our business as our customers may find our solutions less valuable without these integrations. If we lose existing platform partners due to terminations or failures to renew our agreements, we would also lose revenues associated with such platform partners, which could have a material adverse impact on our results of operations and financial condition. In addition, our future development efforts are focused on our cloud-based offerings and, as a result, we do not intend to invest in upgrading certain legacy products or developing added functionality for them, including legacy products acquired through past strategic transactions such as the acquisition of CRIF in 2018. As a result, customers using these legacy products may determine that these legacy offerings no longer satisfy their needs. If we are unsuccessful in transitioning these customers to our newer, cloud-based offerings, these customers may cease doing business with us. Therefore, we must continue to demonstrate to our customers that using our solutions is the most effective and cost-efficient way to maximize their results and if we are not successful our business and results of operations could be materially and adversely impacted.

Our continued growth may be adversely impacted by significant competition in our market which may affect our ability to retain existing customers or expand existing customer usage of our solutions.

We have experienced rapid growth in recent periods. Our net revenues were $152.7 million and $199.3 million for 2019 and 2020, respectively, representing a growth rate of 30.5%. Our net revenues were $43.6 million and $67.8 million for the three months ended March 31, 2020 and 2021, respectively, representing a 55.5% growth rate. In future periods, we may not be able to sustain net revenue growth consistent with recent history, or at all. We believe our net revenue growth depends on several factors, including, but not limited to, our ability to add new customers and to expand our existing customers’ usage of our solutions. The markets in which we compete are highly competitive, fragmented, evolving, complex, and defined by rapidly changing technology and customer demands, and we expect competition to continue to increase in the future. A number of companies have developed or are developing solutions and services that currently, or in the future may, compete with some or all of our solutions. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or loss of, market share, any of which could adversely affect our business, operating results, and financial condition.

Our competitors may have longer-term and more extensive relationships with potential customers that provide them with an advantage that we may be unable to overcome. Further, to the extent that one of our competitors establishes or strengthens a cooperative relationship with, or acquires one or more software application, data analytics, compliance, or network vendors, it could adversely affect our ability to compete.

We may also face competition from companies entering our market. Many existing and potential competitors enjoy substantial competitive advantages, such as:

•	larger sales and marketing budgets and resources;

•	the ability to bundle competitive offerings;

•	greater brand recognition and longer operating histories;

•	lower labor and development costs;

•	greater resources to make acquisitions;

•	larger and more mature intellectual property portfolios; and

•	substantially greater financial, technical, management and other resources.

These competitive pressures in our markets or our failure to compete effectively may result in fewer customers, reduced revenues and gross profit, and loss of market share. Any failure to meet and address these factors could materially and adversely affect our business, operating results, and financial condition.

Our future performance will be highly dependent on our ability to grow revenues from new feature functionality and deeper adoption of our software solutions.

We must continuously develop, market, and sell new features and functionalities to our existing software solutions that respond to the changing needs of our customers and offer better functionality than competing offerings from other providers. For example, we are in the process of developing our next generation platform, MeridianLink One—a unified, cloud-native SaaS platform—and we only began to offer streamlined consumer cross-sell functionality within our mortgage loan origination system to provide more consumer options in the last quarter of 2020. Revenues from this new platform have not been significant to date and we cannot assure you that this solution or future solutions will achieve market acceptance and be successful. In the event these efforts are not successful, our business and growth prospects would be adversely affected.

If the market for cloud-based solutions develops more slowly than we expect or changes in a way that we fail to anticipate, our sales would suffer and our results of operations would be adversely affected.

We do not know whether our prospective customers will continue to adopt cloud-based financial products such as our software solutions, or whether the market will change in ways we do not anticipate. Many potential customers have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our solutions. Furthermore, these potential customers may be reluctant, unwilling or unable to use cloud-based financial solutions due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause prospects to choose not to adopt cloud-based financial products such as ours or to adopt them more slowly than we anticipate, either of which would adversely affect us. Our future success also depends on our ability to sell additional solutions and functionality to our current and prospective customers. As we create new solutions and enhance our existing solutions to meet anticipated market demand, these solutions and enhancements may not be attractive to customers. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality our business and results of operations could suffer. If potential customers are unwilling or unable to transition from their legacy systems, or if the demand for our solutions does not meet our expectations, our results of operations and financial condition will be adversely affected.

We may not accurately predict the long-term rate of customer subscription renewals or adoption of our software solutions, or any resulting impact on our revenues or operating results.

Our customers have no obligation to renew their subscriptions for our software solutions after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew for shorter subscription terms, or on less favorable usage-based or volume-based pricing terms. Since we have only been tracking our retention rates since November of 2020, we have limited historical data with respect to rates of customer subscription renewals and cannot be certain of anticipated renewal rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our pricing or our software solutions or their ability to continue their operations or spending levels. Strategic acquisitions, such as our recent acquisition of TCI, can further complicate our ability to predict customer subscription renewals. If our customers do not renew their subscriptions for our software solutions on similar pricing terms, our revenues may decline and our business could suffer.

Additionally, as the markets for our solutions develop, or as new or existing competitors introduce new solutions or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or we may be unable to attract new customers based on the same subscription models that we have used historically or at fee levels that are consistent with our pricing models and operating budget. Moreover, large or influential customers may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices or accept other unfavorable contract terms, any of which could adversely affect our revenues, gross margin, profitability, financial position, and/or cash flow. Our pricing strategy for new solutions we introduce may prove to be unappealing to our potential customers and our competitors could choose to bundle certain solutions and services competitive with ours. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our business, operating results, and growth prospects.

Because we recognize certain subscription fee revenues over the term of the contract, downturns or upturns in our business may not be fully reflected in our results of operations until future periods.

We generally recognize revenues from subscription fees ratably over the terms of our customer contracts, which typically have an initial term of three years. Our subscription fee revenues include annual base fees, fees per search or per loan application or per closed loan (with contractual minimums based on volume) that are charged on a monthly basis and platform partner fees. We earn additional revenues based on the volume of applications and closed loans processed above our customers’ contractual minimums. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date our product is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as revenue in the month when the usage amounts are determined and reported. As such, a portion of the subscription fee revenues we report each quarter are derived from the recognition of deferred revenues relating to subscriptions activated in previous quarters. Consequently, a reduction in customer subscriptions in any single quarter may only have a small impact on our revenues for that quarter. However, such a decline will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales or market acceptance of our software solutions may not be fully reflected in our results of operations until future periods.

We derive all of our revenues from customers in the financial services industry, and any downturn or consolidation or decrease in technology spend in the financial services industry could adversely affect our business.

All of our revenues are derived from customers in the financial services industry whose industry has experienced significant pressure in recent years due to economic uncertainty, low interest rates, liquidity concerns, and increased regulation. In the past, financial institutions have experienced consolidation, distress, and failure. It is possible these conditions may reoccur. If any of our customers merge with or are acquired by other entities, such as financial institutions that have internally developed banking technology products or that are not our customers or use our software solutions less, we may lose business. Additionally, changes in management of our customers could result in delays or cancellations of the implementation of our software solutions. It is also possible that the larger financial institutions that result from business combinations could have greater leverage in negotiating price or other terms with us or could decide to replace some or all of the elements of our software solutions. Our business may also be materially and adversely affected by weak economic conditions in the financial services industry. Any downturn in the financial services industry may cause our customers to reduce their spending on technology or cloud-based financial products or to seek to terminate or renegotiate their contracts with us. Additionally, a prolonged economic slowdown may result in reduced consumer demands for loans, which would negatively impact our revenues from existing customers due to the volume-based aspect of our customer agreements. Moreover, even if the overall economy is robust, economic fluctuations caused by things such as the U.S. Federal Reserve lowering interest rates may cause potential new customers and existing customers to become less profitable and therefore forego or delay purchasing our software solutions or reduce the amount of spend with us, which would materially and adversely affect our business.

The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, new technologies, or other competitive dynamics could adversely affect our business and results of operations.

We currently compete with providers of technology and products in the financial services industry, primarily point solution vendors that focus on building functionality that competes with specific components of our solutions. From time to time, we also compete with systems internally developed by financial institutions. Many of our competitors have significantly more financial, technical, marketing, and other resources than we have, may devote greater resources to the development, promotion, sale, and support of their systems than we can, have more extensive customer bases and broader customer relationships than we have and have longer operating histories and greater name recognition than we do.

We may also face competition from new companies entering our markets, which may include large established businesses that decide to develop, market or resell cloud-based banking technology, acquire one of our competitors, or form a strategic alliance with one of our competitors. In addition, new companies entering our markets may choose to offer cloud-based consumer lending and related products at little or no additional cost to the customer by bundling them with their existing products, including adjacent financial services technologies. Competition from these new entrants may make attracting new customers and retaining our current customers more difficult, which may adversely affect our results of operations.

If we are unable to compete in this environment, sales and renewals of our software solutions could decline and adversely affect our business and results of operations. With the introduction of new technologies and potential new entrants into the cloud-based financial products market, we expect competition to intensify in the future, which could harm our ability to increase sales and achieve profitability.

As the number of customers that we serve increases, we may encounter implementation challenges, and we may have to delay revenue recognition for some complex engagements, which would harm our business and operating results.

We may face unexpected implementation challenges related to the complexity of our customers’ implementation and integration requirements. Our implementation expenses increase when customers have unexpected data, hardware or software technology challenges, or complex or unanticipated business requirements. In addition, certain of our customers require complex acceptance testing related to the implementation of our software solutions. Implementation delays may also require us to delay revenue recognition under the related customer agreement longer than expected. Further, because we do not fully control our customers’ implementation schedules, if our customers do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays or difficulties, our revenue recognition may be delayed. Any difficulties or delays in implementation processes could cause customers to delay or forego future purchases of our software solutions, which would adversely affect our business, operating results, and financial condition.

Our product partners may change their dependence on our system for providing service to their customers, which could harm our business and operating results.

Our continued success will depend in part on our ability to retain a number of key product partners. In addition, we believe that our future success will depend in large part on our ability to attract product partners who utilize our system to service their customers, driving further volumes through our platform. Value associated with our platform is derived from the ability of our customers to access these product partners through our solutions. There can be no assurance that we will be successful in attracting and retaining such partners. The loss of certain key product partners or our inability to attract or retain other product partners could have a material adverse effect on our business, operating results, and financial condition.

Our sales cycle can be unpredictable, time-consuming, and costly, which could harm our business and operating results.

Our sales process involves educating prospective customers and existing customers about the use, technical capabilities, and benefits of our software solutions. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our software solutions, but also those of our competitors and typically lasts from six to nine months or longer. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. It is also difficult to predict the level and timing of sales opportunities that come from our referral partners. Events affecting our customers’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and operating results. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability in the future.

Risks Related to Regulation and Taxation

Privacy, information security and data protection concerns, data collection and transfer restrictions, and related domestic regulations may limit the use and adoption of our software solutions and adversely affect our business and results of operations.

Personal privacy, information security, and data protection are significant issues in the United States where we offer our solutions. The regulatory framework governing the collection, processing, storage, and use of certain information, particularly financial and other personally identifiable information, or PII, is rapidly evolving. Any failure or perceived failure by us to comply with applicable privacy, information security or data protection laws, regulations or industry standards may materially and adversely affect our business and results of operations, and result in reputational harm, governmental investigations and enforcement actions, litigation, claims, fines and penalties, or adverse publicity.

We expect that there will continue to be new proposed and adopted laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States. For example, California enacted the California Consumer Privacy Act, or CCPA, which went into effect in January 2020 and, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion for personal information, as well as the right to opt-out of certain sales of personal information. Additionally, on November 3, 2020 the California Privacy Rights Act, or CPRA, was approved by California voters. The CPRA amends and expands the CCPA. The CCPA and the CPRA will require us to modify and augment our practices and policies and incur substantial costs and expenses in an effort to comply or respond to further changes to laws or regulations.

We cannot yet fully determine the impact these or future laws, rules and regulations may have on our business or operations. Any such laws, rules, and regulations may be inconsistent among different jurisdictions, subject to new or differing interpretations, or conflict with our current or future practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of information, including financial and PII, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve.

Any failure or perceived failure by us, our third-party service providers, or any other third parties with which we do business, to comply with these laws, rules, and regulations, or with other obligations to which we or such third parties are or may become subject, may result in claims, actions, investigations, and other proceedings or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of fines, penalties, or other liabilities. In addition, any such claims, actions, investigations, other proceedings, or other claims, particularly to the extent we were found to be in violation of any laws, rules, regulations or obligations, or otherwise liable for fines, penalties, or damages, would damage our reputation and adversely affect our business and results of operations.

Additionally, if in the future we seek to sell our solutions outside of the United States, we would face similar or potentially more stringent laws and regulations relating to personal privacy, information security, and data protection and we cannot be certain we would be able to adequately address these laws and regulations as part of any international expansion.

Our customers are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider to financial institutions could adversely affect our business and results of operations, increase costs, and impose constraints on the way we conduct our business.

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our software solutions address. As a provider of technology to financial institutions, and as a result of obligations under some of our customer contracts, we are required to comply with certain provisions of the Gramm-Leach-Bliley Act, or GLBA, related to the privacy and security of certain consumer information, in addition to other contractual obligations that relate to our customers’ obligations under the GLBA and other laws and regulations to which they are subject. We also may be subject to other laws and regulations, including those relating to privacy and data security, because of the software solutions we provide to financial institutions.

Matters subject to review and examination by federal and state financial institution regulatory agencies and external auditors include our internal information technology controls in connection with our performance of data processing services, the agreements giving rise to those processing activities, and the design of our software solutions. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. If we have to make changes to our internal processes and software solutions as result of these regulations, we could be required to invest substantial additional time and funds and divert time and resources from other corporate purposes to remedy any identified deficiency.

Our indirect, wholly-owned subsidiary, Professional Credit Reporting Inc., functions as a consumer reporting agency and, as a result, is subject to rules and regulations applicable to consumer reporting agencies, such as the Fair Credit Reporting Act, or FCRA. In addition, in connection with the closing of our acquisition of the assets of TazWorks, we may have additional exposure to FCRA. Other than these exposures to FCRA, we have adopted the position that we are not otherwise subject directly to the FCRA in our position as a provider of technology to financial institutions. It is possible that this position may be challenged by regulatory authorities or others, however, which could result in regulatory investigations and other proceedings, claims, and other liability, and which could require us to redesign our solutions and otherwise substantially modify our operations, processes, and solutions. This could require dedication of substantial funds and other resources, and time of management and technical personnel, and could be highly disruptive to our operations. This could adversely affect our business and results of operations.

The evolving, complex, and often unpredictable regulatory environment in which our customers operate could result in our failure to provide compliant software solutions, which could result in customers not purchasing our software solutions or terminating their contracts with us or the imposition of fines or other liabilities for which we may be responsible. In addition, as a service provider to financial institutions, we may be subject to direct regulation and examination by federal and/or state agencies, and such agencies may attempt to further regulate our activities in the future which could adversely affect our business and results of operations.

Any use of our solutions by our customers in violation of regulatory requirements could damage our reputation and subject us to additional liability.

If our customers or their clients use our solutions in violation of regulatory requirements and applicable laws, we could suffer damage to our reputation and could become subject to claims. We rely on contractual obligations made to us by our customers that their use and their clients’ use of our solutions will comply with applicable laws. However, we do not audit our customers or their clients to confirm compliance. We may become subject to or involved with claims for violations by our customers or their clients of applicable laws in connection with their use of our solutions. Even if claims asserted against us do not result in liability, we may incur costs in investigating and defending against such claims. If we are found liable in connection with our customers’ or their clients’ activities, we could incur liabilities and be required to redesign our solutions or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

The financial services industry is heavily regulated and changes in current legislation or new legislation could adversely affect our business.

The financial services industry in the United States, and in particular, the consumer lending and mortgage industries, are heavily regulated. Federal and state governments and agencies could enact legislation or other policies that could negatively impact the business of our customers and our product partners. Any changes to existing laws or regulations or adoption of new laws or regulations that increase restrictions on the consumer lending and mortgage industries may decrease usage and volumes transacted with our solutions or otherwise limit the ability of our customers and our product partners to operate their businesses, resulting in decreased usage of our software solutions.

Changes in current legislation or new legislation may increase our costs by requiring us to update our solutions and services.

Changes to existing laws or regulations or adoption of new laws or regulations relating to the consumer lending and mortgage industries could require us to incur significant costs to update our solutions and services. Our software solutions are designed to assist our customers with compliance with consumer protection laws and institutionally mandated compliance policies and therefore must continually be updated to incorporate changes to such laws and policies. For example, we made the decision to make certain changes to our software solutions to assist our customers with compliance with modifications to the Truth in Lending Act, or TILA. These updates have caused us to incur significant expense, and future updates will likely similarly cause us to incur significant expense.

While our customers are ultimately responsible for compliance with the laws and regulations that apply to the consumer lending and mortgage industries, a failure to design or to appropriately update our software solutions to reflect and comply with changes to existing laws or regulations or with new laws or regulations may contribute to violations by our customers of such laws and regulations. Any such violations could encourage our customers to discontinue using our software solutions and cause us reputational harm, which would negatively impact our financial position and results of operations.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws, foreign export controls and trade sanctions, and similar laws, could subject us to penalties and other adverse consequences.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering, and similar laws could subject us to penalties and other adverse consequences. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other federal, state, and local laws that address anti-bribery, anti-corruption, and anti-money laundering. If we expand internationally, we may become subject to the anti-corruption, anti-bribery, and anti-money laundering laws of other countries. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

If we pursue international expansion, our risks under these laws may increase as we, our employees, agents, representatives, business partners, and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners, or third-party intermediaries even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners, or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

In some cases, our solutions may be subject to U.S. and foreign export controls, trade sanctions, and import laws and regulations. Governmental regulation of the import or export of our solutions, or our failure to obtain any required import or export authorization for our solutions, when applicable, could harm future international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our solutions may create delays in the introduction of our solutions in international markets or, in some cases, prevent the export of our solutions to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business.

Any allegations or violation of the FCPA or other applicable anti-bribery or anti-corruption laws, anti-money laundering laws, or foreign export controls and trade sanctions could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. As a general matter, investigations, enforcement actions and sanctions could harm our reputation, business, results of operations, and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses, or NOLs, during our history. U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. Federal NOLs generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief and Economic Security (CARES) Act, federal NOLs generated in 2018, 2019, and 2020 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs is limited to 80% of our taxable income in such taxable year. NOLs generated in tax years before 2018 may still be used to offset future taxable income without regard to the 80% limitation, although they have the potential to expire without being utilized if we do not achieve profitability in the future. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. The rules of Section 382 are regularly being evaluated to determine any potential limitations. If we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by certain jurisdictions, including in order to raise additional revenues to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs has been enacted in California for taxable years beginning on or after January 1, 2020 and before January 1, 2023, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, which may adversely affect the results of our operations.

If one or more U.S. states or local jurisdictions successfully assert that we should have collected or in the future should collect additional sales or use taxes on our fees, we could be subject to additional liability with respect to past or future sales, and the results of our operations could be adversely affected.

We do not collect state and local sales and use taxes in all jurisdictions in which our customers are located, based on our belief that such taxes are not applicable. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest, and penalties, and we could be required to collect such taxes in the future. This additional sales and use tax liability could adversely affect the results of our operations. In addition, one or more states, the federal government or other countries may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours that offer subscription services. For example, on June 21, 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of Wayfair) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors and decrease our future sales, which could adversely impact our business and results of operations. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Reliance on Third Parties

We depend on data centers operated by us as well as third parties and third-party Internet hosting providers, and any disruption in the operation of these facilities or access to the Internet could adversely affect our business.

We currently serve our customers from our own internal data center located in Costa Mesa, California and two third-party data center hosting facilities located in Lone Mountain, Nevada and Atlanta, Georgia. The third-party owners and operators of these current and future facilities do not guarantee that our customers’ access to our software solutions will be uninterrupted, error-free, or secure. We may experience website disruptions, outages and other performance problems at our data center and third-party data centers. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Data center facilities are vulnerable to damage or interruption from human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes, or similar catastrophic events. They also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or terminate our hosting arrangement or other unanticipated problems could result in lengthy interruptions in the delivery of our software solutions, cause system interruptions, prevent our customers’ account holders from accessing their accounts online, reputational harm and loss of critical data, prevent us from supporting our software solutions or cause us to incur additional expense in arranging for new facilities and support.

We also depend on third-party Internet-hosting providers and continuous and uninterrupted access to the Internet through third-party bandwidth providers to operate our business. As we continue to expand the number of our customers and available solutions, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, Internet service providers or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our solutions or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of Internet service provider connectivity, or damage to data centers. If we lose the services of one or more of our Internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to viruses or denial of service or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar catastrophic events, we could experience disruption in our ability to offer our software solutions and adverse perception of our software solutions’ reliability, or we could be required to retain the services of replacement providers, which could cause interruptions in access to our solutions as well as delays and additional expense in arranging new facilities and services and could also increase our operating costs and harm our business and reputation. Additionally, any need to change Internet-hosting service providers would require a significant amount of time and effort by our information technology department. We are working to transition all of our software solutions to the public cloud by the end of 2022 and this migration could introduce risks associated with data and services migration that could affect our business continuity, result in loss, corruption, or compromise of data, and impact the provision of our software solutions. If this planned transition is delayed or impacts the reliability and availability of our software solutions, our customer relationships could be negatively impacted, which could result in a materially and adversely affect our business and results of operations.

Defects, errors, or other performance problems in our software solutions could harm our reputation, result in significant costs to us, impair our ability to sell our software solutions and subject us to substantial liability.

Our software solutions are complex and may contain defects, viruses or errors when implemented or when new functionality is released. In addition, we rely on technologies and software supplied by third parties that may also contain undetected errors, viruses, or defects. Despite extensive testing, from time to time we have discovered and may in the future discover defects or errors in our software solutions. Any performance problems or defects in our software solutions may materially and adversely affect our business and results of operations. Defects, errors, or other performance problems or disruptions in service to provide bug fixes or upgrades, whether in connection with day-to-day operations or otherwise, could be costly for us, damage our customers’ businesses, result in loss of credibility with current or potential customers or partners and harm our reputation, any of which could result in a material adverse effect on our business, operating results and financial condition. In addition, if we have any such errors, defects or other performance problems, our customers could seek to terminate their contracts, elect not to renew their subscriptions, delay or withhold payment, or make claims against us.

We may experience temporary system interruptions, either to our solutions as a whole, individual software solutions or groups thereof, or to some or all of our software hosting locations, for a variety of reasons, including network failures, power failures, software errors or an overwhelming number of users trying to access our software solutions during periods of strong demand. In addition to our primary data center located in our leased facility in Costa Mesa, California which we control and maintain, two of our additional data centers, located in Lone Star, Nevada and Atlanta, Georgia, are hosted by a third-party service provider over which we have little control. We depend on this third-party service provider to provide continuous and uninterrupted access to our solutions and our hosted software solutions. If for any reason our relationship with this third-party were to end, it would require a significant amount of time to transition the hosting of our data centers to a new third-party service provider.

Because we are dependent on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, if at all. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business, any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity. Errors, defects, or other problems could also result in reduced sales or a loss of, or delay in, the market acceptance of our software solutions.

We have entered, and may in the future enter into, partnership agreements with third parties for reseller services, which may adversely affect our ability to generate revenues.

We have entered into and may seek to enter into additional collaborations or partnerships with third parties for reseller services. Should we seek to collaborate with a third party with respect to a prospective reseller program, we may not be able to locate a suitable partner or to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing partners for reseller services, such as the arrangement we have entered into with Jack Henry & Associates, Inc., we have limited control over the time and resources that our partners may dedicate to such services. These partnerships pose a number of risks, including the following:

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partners may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources or a change in strategic focus; or

•	partners may decide to pursue a competitive product developed outside of the collaboration arrangement.

As a result of the foregoing risks and others, partnership agreements may not lead to successful reseller programs. We also face competition in seeking out partners. If we are unable to secure new partnerships that achieve the partner’s objectives and meet our expectations, we may be unable to generate meaningful revenues.

We have shifted a significant portion of our product development operations to India, which poses risks.

Since August 2018, unrelated third parties have provided us with technology development services, as well as certain customer implementation and support services through individuals based in India. We have increased the proportion of our product development work being performed by contractors in India in order to take advantage of cost efficiencies associated with India’s lower wage scale. However, we may not achieve the cost savings and other benefits we anticipate from these programs and we may not be able to find sufficient numbers of developers with the necessary skill sets in India to meet our needs. While our experience to date with our India-based contractors has been positive, there is no assurance that this will continue. Specifically, there are a number of risks associated with this activity, including but not limited to the following:

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communications and information flow may be less efficient and accurate as a consequence of the time, distance and language differences between our primary development organization and the foreign-based activities, resulting in delays in development or errors in the software developed;

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in addition to the risk of misappropriation of intellectual property from departing personnel, there is a general risk of the potential for misappropriation of our intellectual property that might not be readily discoverable;

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the ability to obtain fulsome rights to intellectual property arising from the work performed by India-based individuals may be more difficult than it is with respect to intellectual property arising from work performed for us by our U.S.-based employees;

•	the quality of the development efforts undertaken offshore may not meet our requirements, including due to experiential differences, resulting in potential product errors and/or delays;

•	currency exchange rates could fluctuate and adversely impact the cost advantages intended from maintaining these relationships; and

•

as would be the case with any of our third-party developers, if those based in India were to leave their employment or if the third-party development services agreement with us were terminated, we would lose some short-term development capacity, and while we believe we would still be able to continue maintaining and improving all of our service offerings, we would need to expend resources and management time to on-board additional development resources.

In addition, as a result of the foregoing arrangements, we have a heightened risk exposure to changes in the economic, security, and political conditions of India. Economic and political instability, military actions, and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, which could put our products at a competitive disadvantage whereby we lose existing customers and/or fail to attract new customers.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends upon our ability to protect our intellectual property, which may require us to incur significant costs. We have developed much of our intellectual property internally, and we rely on a combination of confidentiality obligations and other restrictions in contracts, copyrights, trademarks, service marks, and trade secret laws to establish and protect our intellectual property and other proprietary rights. In particular, we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have business relationships in which they will have access to our material confidential information. No assurance can be given that these agreements or other steps we take to protect our intellectual property will be effective in controlling access to and distribution of our software solutions and our confidential and proprietary information and these agreements or other steps may not afford complete protection and may not adequately permit us to gain or keep any competitive advantage. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized uses of our intellectual property. Any of our trademarks or other intellectual property rights may lapse, be abandoned, be challenged or circumvented by others, or invalidated through administrative process or litigation. We also may allow certain of our registered intellectual property rights, or our pending applications or registrations for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile.

Despite our precautions, it may be possible for third parties to copy, reverse engineer, or otherwise obtain and use our solutions, technology, systems, methods, processes, or information that we regard as proprietary to create software solutions and services that compete with ours. Third parties may also independently develop technologies that are substantially equivalent to our software solutions, or adopt trade names or domain names similar to ours, thereby impeding our ability to promote our solutions and possibly leading to customer confusion. Some contract provisions protecting against unauthorized use, copying, transfer and disclosure of our software solutions may be unenforceable under the laws of certain jurisdictions. We cannot guarantee that our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties. Further, no assurance can be given that our agreements will be effective in controlling access to and distribution of our solutions and proprietary information, and they do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our solutions.

In some cases, litigation may be necessary to enforce our intellectual property rights or to protect our trade secrets. Litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and exposing us to significant damages or injunctions. Our inability to protect our intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay sales or the implementation of our software solutions, impair the functionality of our software solutions, delay introductions of new software solutions, result in our substituting less-advanced or more-costly technologies into our software solutions or harm our reputation. In addition, we may be required to license additional intellectual property from third parties to develop and market new software solutions, and we cannot assure you that we could license that intellectual property on commercially reasonable terms or at all.

We use open source software in our solutions, which could subject us to litigation or other actions, or otherwise negatively affect our ability to sell our solutions.

Our solutions incorporate software modules licensed to us by third-party authors under “open source” licenses, and we expect to continue to incorporate open source software in our solutions and platform in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our solutions. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property.

Although we monitor our use of open source software to avoid subjecting our solutions to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our solutions. Moreover, we cannot assure you that our processes for controlling our use of open source software in our solutions will be effective. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. As a result, we could become subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, operating results, and financial condition, or require us to devote additional research and development resources to change our solutions. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our solutions (which could involve substantial time and resources), to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations. A release of our proprietary code could also allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages.

Lawsuits by third parties against us or our customers for alleged infringement of the third parties’ proprietary rights or for other intellectual property-related claims relating to our solutions or business could result in significant expenses and harm our operating results.

Our industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in our industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Furthermore, our customer agreements typically require us to indemnify our customers against liabilities incurred in connection with claims alleging our software solutions infringe or otherwise violate the intellectual property rights of a third party. We are currently and, from time to time, have been involved in disputes related to patent and other intellectual property rights of third parties. To date, none of these disputes have resulted in material liabilities. We expect these types of disputes to continue to arise in the future and we cannot be certain that we will not incur material liabilities related to any such disputes. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. There can be no assurances that any existing limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. If such claims are successful, or if we are required to indemnify or defend our customers from these or other claims, these matters could be disruptive to our business and management and have an adverse effect on our business, operating results, and financial condition.

Furthermore, our technologies may not be able to withstand any third-party claims or rights against their use. As a result, our success depends upon our not infringing upon or otherwise violating the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. We do not own any patents, which may prevent us from deterring patent infringement claims, and our competitors and others may now and in the future have significant patent portfolios. From time to time, we seek to obtain patents to protect our proprietary rights, but we cannot be certain that we will be successful in obtaining any such patents and, even if such patents are obtained they may be challenged or provide inadequate protection of our proprietary rights. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our solutions or cease business activities related to such intellectual property. From time to time, we have received and may continue to receive threatening letters or notices or in the future may be the subject of claims that our software solutions and underlying technology infringe or otherwise violate the intellectual property rights of others, and we may be found to be infringing upon or otherwise violating such rights. The risk of patent litigation has been amplified by the increase in the number of patent holding companies or other adverse patent owners that have no relevant product revenues, and therefore, any patents we may obtain in the future may provide little or no deterrence as we would not be able to assert them against such entities or individuals. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us or our customers whom we indemnify, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our software solutions or require that we comply with other unfavorable terms. We also face from time to time trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our brand names. Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them could divert the resources of our management and harm our business and operating results. Any claims related to our intellectual property or customer confusion related to our solutions could damage our reputation and adversely affect our growth prospects.

If our goodwill and other intangibles become impaired, we may be required to record a significant charge to earnings.

We have a significant amount of goodwill and other intangibles. Our goodwill and other intangible asset balances as of March 31, 2021 were approximately $543 million and $317 million, respectively. We test goodwill at least annually, on October 1, or more frequently if circumstances indicate that goodwill may not be recoverable. Such assets are considered to be impaired when the carrying value of an intangible asset exceeds its estimated fair value. No impairment, except those disclosed related to our trademarks, has been recorded in the consolidated financial statements included elsewhere in this prospectus. In addition, an impairment of a significant portion of our goodwill could materially adversely affect our financial condition and results of operations.

Risks Related to Managing Our Business and Operations

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, gross margin, profitability, and cash flow may vary significantly in the future and, accordingly, period-to-period comparisons of our results of operations may not be meaningful. Thus, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully or accurately reflect the underlying performance of our business. For example, while subscriptions with our customers often include multi-year terms that typically range from three to five years, a majority of our revenues from these subscriptions comes from usage or volume-based fees, such as application fees and per inquiry fees, as opposed to annual or monthly base fees. As such, if our customers terminate their agreements with us prior to their scheduled term, we may only recover all or a portion of our contractual base fees, and not any usage or volume-based fees. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

•	our ability to retain current customers or attract new customers;

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the overall usage and volume of transactions handled or processed using our software solutions, which may vary based on external factors such as macroeconomic conditions including the impact of the COVID-19 pandemic, and seasonality;

•	the activation, delay in activation or cancellation by customers;

•	the timing of recognition of professional services revenues;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

•	acquisitions of our customers, to the extent the acquirer elects not to continue using our solutions or reduces subscriptions to it;

•	customer renewal, expansion, and retention rates;

•	increases or decreases in usage or pricing changes upon renewals of customer contracts;

•	network outages or security breaches;

•	general economic, industry and market conditions (particularly those affecting financial institutions);

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in sales of our software solutions, which have historically been highest in the third quarter of our fiscal year;

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the timing and success of introductions of new solutions or features and functionality by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers, or strategic partners;

•	unexpected expenses such as those related to litigation and other disputes; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

Uncertain or weakened economic conditions, including as a result of the COVID-19 pandemic, may adversely affect our industry, business, and results of operations.

Our overall performance depends on economic conditions, which may be challenging at various times in the future. Financial developments seemingly unrelated to us or our industry may adversely affect us. Domestic and international economies have from time-to-time been impacted by falling demand for a variety of goods and services, tariffs and other trade issues, threatened sovereign defaults and ratings downgrades, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit and equity markets, bankruptcies, and overall uncertainty. For example, COVID-19 has created and may continue to create significant uncertainty in global financial markets and the long-term economic impact of COVID-19 is highly uncertain. We cannot predict the timing, strength or duration of the current or any future potential economic slowdown in the United States or globally. These conditions affect the rate of technology spending generally and could adversely affect our customers’ ability or willingness to purchase our software solutions, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, any of which could adversely affect our results of operations.

Efforts to contain the spread of COVID-19 in the United States (including in California where our corporate headquarters are located) have included quarantines, shelter-in-place orders, and various other government restrictions in order to control the spread of this virus. We have been carefully monitoring the COVID-19 pandemic as it continues to progress and its potential impact on our business. We have suspended travel for employees, temporarily closed our offices, and, since mid-March 2020, have requested that our employees work remotely. While we have been operating effectively under our remote work model, which we anticipate continuing for the foreseeable future to ensure the safety and well-being of our employees, we cannot be certain that a prolonged remote work model will continue to be effective or will not introduce new operational difficulties that could result in harm to our business. For example, with our shift to remote work we have had to assess and enhance our IT security measures to identify any vulnerabilities and enhance protections against unauthorized access to our network and systems. While we have not yet experienced any network breaches or intrusions since moving to a remote work model, we cannot be certain that protective measures we have taken will be sufficient, and any such related intrusion or other security breach or intrusion compromise that may occur could materially and adversely impact or business, results of operations or reputation.

The COVID-19 pandemic creates significant risks and uncertainties for our customers, their clients, our partners and suppliers, our employees, and our business generally. We are being cautious as a result of the uncertainties and risks posed by the COVID-19 pandemic and in response to these uncertainties for the short-term we are actively monitoring the impacts of COVID-19 on our financial results and adjusting our hiring plans and investment spending accordingly. We are also considering how our physical facilities requirements might change when we eventually return to increased onsite operations, including the costs associated with ensuring a safe work environment and the likely increased prevalence of working from home for many employees. The timing and amount of these investments will vary based on the rate at which we expect to add new customers or sell additional solutions to existing customers, our customer retention rates, the implementation and support needs of our customers, our software development plans, our technology and physical infrastructure requirements, and changes thereto resulting from the COVID-19 pandemic, and other needs of our organization (including needs resulting from the COVID-19 pandemic). Many of these investments will occur in advance of our realizing any potential benefit which may make it difficult to determine if we are effectively allocating our resources.

A breach or compromise of our security measures or those we rely on could result in unauthorized access to or other compromise of customers’ data or customers’ clients’ data, which may materially and adversely impact our reputation, business, and results of operations.

Certain elements of our business and software solutions, particularly our origination and analytics solutions, involves the processing and storage of personally identifiable information, or PII, such as banking information and PII of our customers’ clients. We may also have access to PII during various stages of the implementation process of our solutions or during the course of providing customer support. Furthermore, as we develop additional functionality, we may gain greater access to PII and process additional PII. We maintain policies, procedures and technological safeguards designed to protect the confidentiality, integrity and availability of this information and our information technology systems. However, we cannot entirely eliminate the risk of improper or unauthorized access to, or disclosure, alteration or loss of PII or other data that we process or maintain, or other security events that impact the integrity or availability of PII or our systems and operations, or the related costs we may incur to mitigate the consequences from such events. Further, our solutions are a combination of flexible and complex software and there is a risk that configurations of, or defects in, one or more of the solutions or errors in implementation could create vulnerabilities to, or result in, security breaches. There may be unlawful or unauthorized attempts to disrupt or gain access to our information technology systems or the PII or other data of our customers or their clients that may disrupt our or our customers’ operations or result in improper or unauthorized access to, or disclosure, alteration or loss of, this PII or other data. We may face delays in identifying or responding to security compromises or breaches. In addition, because we leverage third-party providers, including cloud, software, data center and other critical technology vendors to deliver our software solutions to our customers and their clients, we rely heavily on the data security procedures, measures and policies adopted by these third-party providers. A vulnerability in a third-party provider’s software or systems, a failure of our third-party providers’ safeguards, policies, measures, or procedures, or a breach of a third-party provider’s software or systems could result in the compromise of the confidentiality, integrity, or availability of our systems or of data housed in our platform or that is maintained or processed by such third-party provider. When engaging third-party providers, we assess their policies and procedures relating to cybersecurity and privacy, however, we have no formal policy regarding subsequent audits of these providers to confirm their ongoing compliance efforts and our failure to detect issues with these third-party providers could result in vulnerabilities that would materially and adversely impact our business, customers, and results of operations.

Cyberattacks and other malicious internet-based activity continue to increase and evolve, and cloud-based providers of products and services have been and are expected to continue to be targeted. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, theft or misuse and other intentional or negligent acts of our employees and contractors, denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in intrusions and attacks, including advanced persistent threat intrusions. Current or future criminal capabilities, discovery of existing or new vulnerabilities, and attempts to exploit those vulnerabilities or other developments, may compromise or breach our systems or software solutions. In the event our or our third-party providers’ protection efforts are unsuccessful and our systems or software solutions are breached or compromised, we could suffer substantial harm. A security breach or compromise could result in operational disruptions, loss, compromise, unauthorized use of, or access to, alteration or corruption of customer data or customers’ client data or data we rely on to provide our software solutions, including our analytics initiatives and offerings that impair our ability to provide our software solutions and meet our customers’ requirements resulting in decreased revenues and otherwise materially negatively impacting our financial results. Also, in the event that any of these events occurs or is perceived to have occurred, our reputation could suffer irreparable harm, causing our current and prospective customers to decline to use our software solutions in the future. Further, we could be forced to expend significant financial and operational resources in response to any actual or perceived security breach or compromise, including repairing system damage, increasing security protection costs by deploying additional personnel and protection technologies, and defending against and resolving legal and regulatory claims and proceedings, all of which could be costly and divert resources and the attention of our management and key personnel away from our business operations. While maintaining and enhancing an incident response and disaster recovery program in the event of any of the foregoing attacks or system unavailability are internal priorities, we cannot be certain that our incident response and disaster recovery efforts will be adequate if they are needed and any gaps in our ability to respond to incidents and move our customers to back-up systems would result in additional adverse impacts on our business, results of operations and reputation. We anticipate expending increasing expenses and other resources in an effort to identify, prevent, and respond to actual or potential security breaches.

Federal and state regulations may require us or our customers to notify individuals or other persons or entities, including regulatory authorities of data security breaches or compromises involving certain types of personal data or information technology systems, and we otherwise may find it necessary or appropriate to notify customers, individuals, or other parties of certain data security incidents. Security breaches or compromises experienced by others in our industry, our customers or us may lead to public disclosures and widespread negative publicity. Any security breach or compromise in our industry, whether actual or perceived, could erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew or expand their use of our software solutions or subject us to third-party claims and lawsuits, indemnification or other claims from customers and other third parties, regulatory investigations or proceedings, fines or other actions or liabilities, which could materially and adversely affect our business and results of operations. In addition, some of our customers contractually require notification of data security breaches or compromises and include representations and warranties in their contracts with us that our software solutions comply with certain legal and technical standards related to data security and privacy and meets certain service levels. In certain of our contracts, a data security breach or compromise or operational disruption impacting us or one of our vendors, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a customer’s right to terminate their contract with us or may cause us to be liable for certain monetary penalties, including as a result of a failure to meet service level agreements within customer agreements. While we have not, as of the date of this prospectus, incurred any material monetary penalties as a result of these provisions, we cannot be certain that we will not in the future be liable for such payments, which could materially and adversely impact our business, results of operations and reputation with our customers. In these circumstances, it may be difficult or impossible to cure such a breach or compromise in order to prevent customers from potentially terminating their contracts with us. Furthermore, although our customer contracts typically include limitations on our potential liability, there can be no assurance that such limitations of liability would be adequate. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will be available on acceptable terms or will be available in sufficient amounts to cover one or more claims, or that our insurers will not deny or attempt to deny coverage as to any future claim. The successful assertion of one or more claims against us, the inadequacy or denial of coverage under our insurance policies, litigation to pursue claims under our policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could materially and adversely affect our business and results of operations.

Any future litigation against us could damage our reputation and be costly and time-consuming to defend.

We have in the past and may become in the future subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by current or former employees. In other instances, our customers, become involved in litigation where we are required to provide information pursuant to a court order. While we may never become a party in any such litigation, such information requests can be burdensome, time-consuming, and distracting from our day-to-day operations. Litigation might result in reputational damage and substantial costs and may divert management’s attention and resources, which might adversely impact our business, overall financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. Moreover, any negative impact to our reputation will not be adequately covered by any insurance recovery. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the value of our common stock. From time to time, we also may initiate litigation to enforce our rights, including with respect to payments that we are owed. While we currently are not aware of any material pending or threatened litigation against us, we can make no assurances the same will continue to be true in the future.

If we fail to develop, maintain, and enhance our brands, our ability to expand our business, operating results, and financial condition could be adversely affected.

We believe that maintaining and enhancing the brands associated with our solutions is important to support the marketing and sale of our existing and future solutions to new customers and to increase adoption of our solutions by existing customers. Successfully maintaining and enhancing our brands will depend largely on the effectiveness of our marketing and demand generation efforts, our ability to provide reliable solutions that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our solutions from competitive products and services. Our promotion activities may not generate brand awareness or yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brands, our business, operating results, and financial condition could be adversely affected.

The market data and forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you that our business will grow at similar rates, or at all.

The third-party market data and forecasts included in this prospectus, as well as our internal estimates and research, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, although we have no reason to believe such information is not correct and we are in any case responsible for the contents of this prospectus. If the forecasts of market growth, anticipated spending or predictions regarding market size prove to be inaccurate, our business and growth prospects could be adversely affected. Even if all or some of the forecasted growth occurs, our business may not grow at a similar rate, or at all. Our future growth is subject to many factors, including our ability to successfully implement our business strategy, which itself is subject to many risks and uncertainties. The reports described in this prospectus speak as of their respective publication dates and the opinions expressed in such reports are subject to change. Accordingly, investors in our common stock are urged not to put undue reliance on such forecasts and market data.

Mortgage lending volume is expected to be lower in 2021 and 2022 than it was in 2020 due to various economic factors, including the anticipated increase in mortgage interest rates, which could adversely affect our business.

Factors that adversely impact mortgage lending volumes include reduced consumer and investor demand for mortgages, more stringent underwriting guidelines, increased illiquidity in the secondary mortgage market, high levels of unemployment, high levels of consumer debt, lower consumer confidence, changes in tax, and other regulatory policies, including the recent expiration of the home buyer’s tax credit and other macroeconomic factors.

In addition, mortgage interest rates are currently near historic lows and many economists predict that mortgage interest rates will rise in 2021. Mortgage interest rates are influenced by a number of factors, particularly monetary policy. The Federal Reserve Bank may raise the Federal funds rate and has ceased purchasing Fannie Mae and Freddie Mac mortgage-backed securities, each of which would likely cause mortgage interest rates to rise. Increases in mortgage interest rates would reduce the volume of new mortgages originated, in particular the volume of mortgages refinanced.

The expected lower levels in residential mortgage loan volume in 2021 and 2022 as compared to 2020 levels will require us to increase our revenues per loan effected through use of our solutions in order to maintain our financial performance. Any additional decrease in residential mortgage volumes would exacerbate our need to increase revenues per loan effected through use of our solutions. We cannot assure you that we will be successful in our efforts to increase our revenues per loan effected through use of our solutions, which could materially adversely affect our business.

Specifically for context, annual revenues from the mortgage loan market generated 11% and 12% of our Lending Software Solutions revenues in 2019 and 2020, respectively, and annual revenues from the mortgage loan market generated 91% and 93% of our Data Verification Software Solutions revenues in 2019 and 2020, respectively. In addition, in the first quarter of 2021, revenues from the mortgage loan market generated 11% and 73% of our quarterly Lending Software Solutions revenues and Data Verification Software Solutions revenues, respectively.

In addition, increases in interest rates generally may also negatively impact consumer demand for loans other than mortgages. If demand for non-mortgage loans also decreases as a result of increased interest rates, our business and operating results could be materially adversely affected.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics using internal tools, which have certain limitations. In addition, we rely on data received from third parties, including industry forecast reports, to track certain performance indicators. We have only a limited ability to verify data from both of these sources.

Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal tools we use or issues with the data received from third parties, or if our internal tools contain errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. For example, we calculate our annual recurring revenue, or ARR, as the total subscription fee revenues calculated in the latest twelve-month measurement period for those revenue-generating customers and partners in place throughout the entire twelve-month measurement period plus the subscription fee revenues calculated on an annualized basis from new customer or partner activations in the measurement period. While we believe that annualizing the subscription fee revenues calculated from these new customer and partner activations provides a reasonable estimate of the total subscription fee revenues to be recognized from these customers and partners once they are on our platform for a full twelve-month period, we cannot be certain that these customers will generate the level of subscription fee revenues suggested by this annualization due to the volume-based aspect of our pricing model and, as a result, these figures cannot be relied upon as forecasts of future anticipated subscription fee revenues. For additional information regarding our ARR calculation, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Operating Metrics—Annual Recurring Revenue.”

If our performance metrics are not accurate representations of our financial or operational performance, if we discover material inaccuracies in our metrics, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our business, operating results and financial condition could be adversely affected.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices and one of the facilities we lease to house our computer and telecommunications equipment are located in Southern California, a region known for seismic activity. In addition, acts of terrorism, which may be targeted at metropolitan areas which have higher population density than rural areas, could cause disruptions in our or our customers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting Southern California, and our business interruption insurance may be insufficient to compensate us for losses that may occur.

If we fail to meet our service level commitments, we could be obligated to provide credits or refunds or face contract terminations, which could adversely affect our business, operating results and financial condition.

Certain of our agreements with our customers contain service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our solutions, we may be contractually obligated to provide these parties with service credits or refunds. In addition, we could face contract terminations, in which case we would be subject to a loss of future revenues. Our revenues could be significantly affected if we suffer unexcused downtime under our agreements with our customers and partners. Further, any extended service outages could adversely affect our reputation, revenues and operating results.

If we fail to respond to evolving technological requirements or introduce adequate enhancements and new features, our software solutions could become obsolete or less competitive.

The market for our software solutions is characterized by rapid technological advancements, changes in customer requirements and technologies, frequent new solution introductions and enhancements and changing regulatory requirements. The life cycles of our software solutions are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors or large financial institutions could undermine our current market position. Other means of digital or virtual consumer lending and banking may be developed or adopted in the future, and our software solutions may not be compatible with these new technologies. In addition, the technological needs of, and services provided by, the banks, credit unions, mortgage lenders, specialty lending providers and CRAs that we endeavor to serve may change if they or their competitors offer new services to account holders. Maintaining adequate research and development resources to meet the demands of the market is essential. The process of developing new technologies and software solutions is complex and expensive. The introduction of new products by our competitors, the market acceptance of competitive products based on new or alternative technologies or the emergence of new technologies or products in the broader financial services industry could render our solutions obsolete or less effective.

The success of any enhanced or new software solution depends on several factors, including timely completion, adequate testing and market release and acceptance of the solution. Any new software solutions that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to anticipate customer requirements or work with our customers successfully on implementing new software solutions or features in a timely manner or enhance our existing software solutions to meet our customers’ requirements, our business and operating results may be adversely affected.

We may acquire or invest in companies, or pursue business partnerships, which may divert our management’s attention or result in dilution to our stockholders, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions, investments or partnerships.

From time to time, we consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets. For example, in November 2020, we acquired Teledata Communications, Inc., a SaaS loan origination product. We also may enter into relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to approvals that are beyond our control. In addition, we have limited experience in acquiring other businesses. If an acquired business fails to meet our expectations, our operating results, business and financial position may suffer. We may not be able to find and identify desirable acquisition targets, we may incorrectly estimate the value of an acquisition target, and we may not be successful in entering into an agreement with any particular target. If we are successful in acquiring additional businesses, we may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	our inability to integrate or benefit from developed technologies or services;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

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difficulty integrating the operational and compliance policies and practices, technology, accounting systems, operations and control environments of the acquired business and integrating the acquired business or its employees into our culture;

•	difficulties and additional expenses associated with supporting legacy products and infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business to our software solutions and contract terms, including disparities in subscription terms;

•	additional costs for the support or professional services model of the acquired company;

•	diversion of management’s attention and other resources;

•	adverse effects to our existing business relationships with business partners and customers;

•	the issuance of additional equity securities that could dilute the ownership interests of our stockholders;

•	incurrence of debt on terms unfavorable to us or that we are unable to repay;

•	incurrence of substantial liabilities;

•	difficulties retaining key employees of the acquired business; and

•	adverse tax consequences, substantial depreciation or deferred compensation charges.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

We may not be able to successfully integrate the operations of businesses that we acquire or realize the anticipated benefits of the acquisitions, which could adversely affect our financial condition, results of operations and business prospects.

There can be no assurance that we will be able to successfully integrate our recent acquisitions or develop or commercialize products based on recently developed technologies, or that we will be able to successfully integrate any other companies, products or technologies that we acquire and may not realize all or any of the expected benefits of any acquisitions as and when planned.

The difficulties and risks associated with the integration of any other businesses that we may acquire include:

•	possible inconsistencies in the standards, controls, procedures, policies and compensation structures;

•	the increased scope and complexity of the acquired company’s operations;

•	the potential loss of key employees and the costs associated to retain key employees;

•	risks and limitations on our ability to consolidate corporate and administrative infrastructures of the two companies; and

•	the possibility of unanticipated delays, costs or inefficiencies associated with the integration of our operations with the operations of any other companies that we may acquire.

As a result of these difficulties and risks, we may not accomplish the integration of the business of any companies we may acquire smoothly, successfully or within our budgetary expectations and anticipated timetable. Accordingly, we may fail to realize some or all of the anticipated benefits of the acquisition, such as increase in our scale, diversification, cash flows and operational efficiency and meaningful accretion to our diluted earnings per share.

If we fail to effectively expand our sales and marketing capabilities and teams, including through partner relationships, we may not be able to increase our customer base and achieve broader market acceptance of our software solutions.

Increasing our customer base and achieving broader market acceptance of our software solutions will depend on our ability to expand our sales and marketing organizations and their abilities to obtain new customers and sell additional solutions and services to existing customers. We believe there is significant competition for direct sales professionals with the skills and knowledge that we require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future. Our ability to achieve significant future revenue growth will depend on our success in recruiting, training and retaining a sufficient number of direct sales professionals. New hires require significant training and time before they become fully productive and may not become as productive as quickly as we anticipate. As a result, the cost of hiring and carrying new representatives cannot be offset by the revenues they produce for a significant period of time. Our growth prospects will be harmed if our efforts to expand, train and retain our direct sales team do not generate a corresponding significant increase in revenues. Additionally, if we fail to sufficiently invest in our marketing programs or they are unsuccessful in creating market awareness of our company and software solutions, our business may be harmed, and our sales opportunities may be limited.

In addition to our direct sales team, we also extend our sales distribution through formal and informal relationships with referral and reseller partners. While we are not substantially dependent upon referrals from any partner, our ability to achieve significant revenue growth in the future will depend upon continued referrals from our partners and growth of the network of our referral partners. These partners are under no contractual obligation to continue to refer business to us, nor do these partners have exclusive relationships with us and may choose to instead refer potential customers to our competitors. We cannot be certain that these partners will prioritize or provide adequate resources for promoting our software solutions or that we will be successful in maintaining, expanding or developing our relationships with referral partners. Our competitors may be effective in providing incentives to third parties, including our partners, to favor their software products or prevent or reduce subscriptions to our software solutions either by disrupting our relationship with existing customers or limiting our ability to win new customers. Establishing and retaining qualified partners and training them with respect to our software solutions requires significant time and resources. If we are unable to devote sufficient time and resources to establish and train these partners, or if we are unable to maintain successful relationships with them, we may lose sales opportunities and our revenues could suffer.

If we are unable to effectively integrate our software solutions with other systems, products or other technologies used by our customers and prospective customers, or if there are performance issues with such third-party systems, products or other technologies, our software solutions will not operate effectively and our operations will be adversely affected.

The functionality of our software solutions depends on our ability to integrate with other third-party systems, products and other technologies used by our customers. Certain providers of these third-party systems, products or other technologies also offer products that are competitive with our software solutions and may have an advantage over us with customers using their software by having better ability to integrate with their software and by being able to bundle their competitive products with other applications used by our customers and prospective customers at favorable pricing. In addition, some of our competitors may be able to disrupt the operations or compatibility of our solutions with their products or services, or exert strong business influence on our ability to, and terms on which we, provide our solutions. For example, core banking system companies provide critical back-end services to financial institutions. If these core banking system companies seek to compete with us in the markets we target or make it more difficult for us to integrate our solutions with their offerings, our business and results of operations could be materially and adversely affected. We do not have formal arrangements with many of these third-party providers regarding our access to their application programming interfaces, or APIs, to enable these customer integrations.

Our business may be harmed if any of our third-party providers:

•	change the features or functionality of their applications and platforms in a manner adverse to us;

•	discontinue or limit our software solutions’ access to their systems or other technologies;

•	terminate or do not allow us to renew or replace our existing contractual relationships on the same or better terms;

•	modify their terms of service or other legal terms or policies, including fees charged to, or other restrictions on, us or our customers;

•	establish exclusive or more favorable relationships with one or more of our competitors, or acquire one or more of our competitors and offer competing services; or

•	otherwise have or develop their own competitive offerings.

Third-party services and products are constantly evolving, and we may not be able to modify our solutions to assure compatibility with that of other third parties as they continue to develop or emerge in the future or we may not be able to make such modifications in a timely and cost-effective manner. Such changes could limit or prevent us from integrating our software solutions with these third-party systems, which could impair the functionality of our software solutions, prohibit the use of our software solutions or limit our ability to sell our software solutions to customers, each of which could harm our business. If we are not permitted or able to integrate with such third-party technologies as a result of changes to or restricted access to the technologies by such third parties during the terms of existing agreements with customers using such third-party software, we may not be able to meet our contractual obligations to customers, which may result in harm to our business. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our solutions or gives preferential treatment to our competitors or competitive products, whether to enhance their competitive position or for any other reason, the interoperability of our products with these products could decrease and our business, results of operations, and financial condition would be harmed. In addition, if any third-party technology providers experience an outage, our software solutions integrated with such technology will not function properly or at all, and our customers may be dissatisfied with our software solutions. If the technology of such third-party providers have performance or other problems, such issues may reflect poorly on us and the adoption and renewal of our software solutions and our business may be harmed. Although our customers may be able to switch to alternative technologies if a provider’s services were unreliable or if a provider were to limit such customer’s access and utilization of its data or the provider’s functionality, our business could nevertheless be harmed due to the risk that our customers could reduce their use of our software solutions.

Our usage and volume-based pricing can cause revenue fluctuation and may adversely affect our business and operating results.

Our customer relationships are generally conducted in accordance with the terms of multi-year contracts that, among other things, may provide for minimum purchases and specified levels of pricing based on the volume of loans, applications or searches conducted or processed during the applicable billing period. These contractual features are key determinants of profitability. Certain of our contracts provide for contractually scheduled price changes. From time to time, we also negotiate pricing or other changes with our existing customers that include, but are not limited to, extending or renewing a contract or adjusting minimum volumes. Our usage and volume-based pricing, which is seasonal and cyclical, can cause our revenues to fluctuate which could affect our business. Additionally, our usage and volume-based pricing can be negatively impacted by macroeconomic trends, which may disproportionately impact our revenues.

We depend on satisfied customers to succeed and in certain instances have aligned our financial goals with those of our customers. Our historical contracts are subject to de minimis minimum commitments with certain of our customers, who may be less willing or able to accommodate modifications to our contracts given their own business constraints. Such minimum commitment obligations may not be cost-effective or provide positive returns.

Risks Related to Employee Matters

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, finance, creative and sales and marketing personnel. Moreover, we believe that our future success is highly dependent on the contributions of our executive officers. All of our officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. In addition, the loss of any key employees or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our software solutions and harm the market’s perception of us. Qualified individuals are in high demand, and we may incur significant costs to attract them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing sales, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business will suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Certain of our employees have become, or will soon become, vested in a substantial amount of stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the vested options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our named executive officers or other key employees, our business will be harmed.

If we fail to offer high-quality customer support, or if our support is more expensive than anticipated, our business and reputation could suffer.

Our customers rely on our customer support services to resolve issues and realize the full benefits provided by our solutions. High-quality support is also important to maintain and drive further adoption by our existing customers. We primarily provide customer support over the phone, chat and via web portal. If we do not help our customers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our customers, our ability to retain customers, increase adoption by our existing customers and acquire new customers could suffer, and our reputation with existing or potential customers could be harmed. If we are not able to meet the customer support needs of our customers during the hours that we currently provide support, we may need to increase our support coverage and provide additional support, which may reduce our profitability.

Growth may place significant demands on our management and our infrastructure.

Our growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers enhanced software solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. To support our growth, we must also continue to improve our management resources and our operational and financial controls and systems, and these improvements may increase our expenses more than anticipated and result in a more complex business. Continued growth could also strain our ability to maintain reliable service levels for our customers and recruit, train, and retain highly skilled personnel.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business would be harmed.

Risks Related to Our Common Stock and This Offering

There has been no prior public trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

We have been approved to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “MLNK.” However, there has been no prior public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

The trading price of our common stock could be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock was determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our stock following this offering. In addition, the trading prices of technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new products or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how customers perceive the benefits of software solutions;

•	shifts in the mix of billings and revenues attributable to subscription fees, service fees, and product partner fees, from quarter to quarter;

•	departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock, including by the Thoma Bravo Funds;

•	actual or anticipated changes or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	changes in actual or future expectations of investors or securities analysts;

•	litigation involving us, our industry or both;

•	regulatory developments;

•	actual or perceived security compromises or breaches;

•	general economic conditions and trends, including changes in interest rates and consumer borrowing habits; and

•	major catastrophic events in domestic and foreign markets.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We may issue additional capital stock in the future that will result in dilution to all other stockholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Management will have broad discretion over the use of our proceeds from this offering.

The principal purposes of this offering include increasing our capitalization and financial flexibility, creating a public market for our stock, thereby enabling access to the public equity markets by our employees and stockholders, obtaining additional capital and increasing our visibility in the marketplace. We intend to use our net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures, and to repay $         million of the borrowings outstanding under our first lien credit agreement, and all of the borrowings outstanding under our second lien credit agreement. See section titled “Use of Proceeds.” We cannot specify with certainty the particular uses of the net proceeds to us from this offering except for repayment of outstanding debt. After repayment of outstanding debt, we will have discretion in using these proceeds and, until the net proceeds are used they may be placed in investments that do not produce a significant return, if any. Investors in this offering will need to rely upon the judgment of our management with respect to the use of our proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Our charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Our charter and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

after Thoma Bravo ceases to beneficially own at least 30% of the outstanding shares of our common stock, removal of directors only for cause, and subject to the affirmative vote of the holders of 66 2/3% or more of our outstanding shares of capital stock then entitled to vote at a meeting of our stockholders called for that purpose;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

allowing Thoma Bravo to fill any vacancy on our board of directors for so long as affiliates of Thoma Bravo own 30% or more of our outstanding shares of common stock and thereafter, allowing only our board of directors to fill vacancies on our board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

•

after Thoma Bravo ceases to beneficially own at least a majority of the outstanding shares of our common stock, a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

after we cease to be a controlled company, the requirement that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president (in the absence of a chief executive officer), which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

after we cease to be a controlled company, the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our charter relating to the management of our business (including our classified board structure) or certain provisions of our bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and

•	a prohibition of cumulative voting in the election of our board of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Our charter also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law, and prevents us from engaging in a business combination, such as a merger, with an “interested stockholder” that is, a person or group who acquires at least 15% of our voting stock for a period of three years from the date such person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. However, our charter also provides that transactions with Thoma Bravo, including the Thoma Bravo Funds, and any persons to whom any Thoma Bravo Fund sells its common stock will be deemed to have been approved by our board of directors.

We may issue preferred stock the terms of which could adversely affect the voting power or value of our common stock.

Following the completion of this offering, our charter will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our bylaws, which will become effective upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty by one or more of our directors, officers or employees, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our bylaws will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. We recognize that the forum selection clause may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Investors in this offering will experience dilution.

Based on the initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), purchasers of our common stock in this offering will experience dilution of $         per share in the pro forma as adjusted net tangible book value per share of common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of March 31, 2021 after giving effect to this offering would be $         per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See the section titled “Dilution” below.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could reduce the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of March 31, 2021, upon completion of this offering, we will have approximately                  shares of common stock outstanding, based on the initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus). All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

In addition,                  shares of common stock were subject to outstanding stock options as of March 31, 2021. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of common stock subject to stock options outstanding and reserved for issuance under our stock incentive plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the market price of our common stock could decline.

Subject to certain exceptions described in the section titled “Underwriting,” we, our directors and executive officers, the Thoma Bravo Funds, the selling stockholders and the other holders of substantially all of our common stock and equity awards outstanding immediately prior to this offering have agreed or will agree to enter into lock-up agreements with the underwriters of this offering pursuant to which we and they have agreed or will agree that, subject to certain exceptions, we and they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. However, if (i) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (ii) the 180-day lock-up period is scheduled to end during a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within the five trading days prior to a blackout period, then the lock-up period applicable to our directors, officers, and securityholders will instead end ten trading days prior to the commencement of the blackout period; provided that in no event will the lock-up period end prior to 120 days after the date of this prospectus. See the sections titled “Underwriting” and “Shares Eligible for Future Sale” for more information. However, BofA Securities, Inc. may, in its sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire,                  shares outstanding as of March 31, 2021 (assuming the closing of the offering) will be eligible for sale in the public market, of which                  shares are held by Thoma Bravo and our directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 and various vesting agreements. Further, following the closing of this offering, Thoma Bravo will have rights, subject to certain conditions, to require us to file registration statements for the public resale of its shares of our common stock or to include such shares in registration statements that we may file. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Risks Related to Potential Conflicts of Interests and Related Parties

We expect to be a controlled company within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, will beneficially own a majority of the voting power of all classes of our outstanding voting stock. As a result, we will be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	annual performance evaluations of the nominating and governance committee and the compensation committee be performed.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we intend to utilize some or all of these exemptions. Additionally, upon the completion of this offering, our executive officers, directors, and the Thoma Bravo Funds will beneficially own approximately         % of our issued and outstanding shares of common stock, based on the sale by us of                  shares of common stock in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See the section titled “Management—Status as a Controlled Company” below.

Thoma Bravo has a controlling influence over matters requiring stockholder approval, which may have the effect of delaying or preventing changes of control, or limiting the ability of other stockholders to approve transactions they deem to be in their best interest.

Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, beneficially owns in the aggregate         % of our stock and, after this offering, will beneficially own in the aggregate         % of our issued and outstanding shares of common stock based on the sale by us of                  shares of common stock in this offering. As a result, Thoma Bravo could exert significant influence over our operations and business strategy and would have sufficient voting power to determine the outcome of all matters requiring stockholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our charter and bylaws, which govern the rights attached to our common stock.

For so long as Thoma Bravo beneficially owns 30% or more of our outstanding shares of common stock, Thoma Bravo will have the right to designate a majority of our board of directors. For so long as Thoma Bravo has the right to designate a majority of our board of directors, the directors designated by Thoma Bravo are expected to constitute a majority of each committee of our board of directors, other than the audit committee, and the chairman of each of the committees, other than the audit committee, is expected to be a director designated by Thoma Bravo. At such time as we are not a “controlled company” under the NYSE corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the NYSE.

This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our share price.

Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Thoma Bravo is in the business of making or advising on investments in companies and holds (and may from time to time in the future acquire) interests in or provides advice to businesses that may directly or indirectly compete with our business or be suppliers or customers of ours. Thoma Bravo may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that none of our officers or directors who are also an officer, director, employee, partner, managing director, principal, independent contractor or other affiliate of Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us or does not communicate information regarding a corporate opportunity to us. Such provision will apply for so long as Thoma Bravo holds any of our securities.

Risks Related to Operating as a Public Company

For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation and any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company for up to five full fiscal years, although we will lose that status sooner if we have at least $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates (and have been a public company for at least 12 months and have filed one annual report on Form 10-K), or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities analysts were to downgrade our stock, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts. We do not currently have and may never obtain research coverage by securities analysts. If no or few securities analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us should downgrade our stock or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, the Securities Exchange Act of 1934, as amended, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

We will also be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis, beginning with our fiscal year ending December 31, 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose significant changes made in our internal control procedures on a quarterly basis.

Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and enhance the system and process documentation necessary to perform the evaluation needed to comply with Section 404. While we have made progress in enhancing our controls and systems, we will need to invest significant time, effort, and financial resources to meet our ongoing public reporting obligations following this offering, including enhancing our ability to track the terms and provisions of our customer contracts through use of our enterprise resource planning system. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce accurate financial reports and are important to help prevent material misstatements of our financial reports and/or financial fraud.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses in our internal controls over financial reporting in the future. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements other than statements of historical fact included in this prospectus, including statements regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, annual recurring revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, revenue mix and ability to achieve and maintain future profitability;

•	our ability to execute on our strategies, plans, objectives and goals;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our ability to develop and protect our brand;

•	our ability to effectively manage privacy and information and data security;

•	increases in spending by financial institutions on cloud-based technology;

•	anticipated trends and growth rates in our business and in the markets in which we operate;

•	our ability to maintain and expand our customer base and our partner network;

•	our ability to sell our applications and expand internationally;

•	our ability to comply with laws and regulations;

•	our ability to anticipate market needs and successfully develop new and enhanced solutions to meet those needs;

•	the impact of the COVID-19 pandemic on our industry, business and results of operations;

•	our ability to successfully identify, acquire and integrate complementary businesses and technologies;

•	our ability to hire and retain necessary qualified employees to grow our business and expand our operations;

•	the evolution of technology affecting our applications, platform and markets;

•	economic and industry trends;

•	seasonal fluctuations in consumer borrowing trends;

•	our ability to adequately protect our intellectual property;

•	the increased expenses associated with being a public company;

•	our ability to service our debt obligations; and

•	our anticipated uses of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:

•	EY, Global Banking Outlook 2018: Pivoting Toward an Innovation-Led Strategy, 2018.

•	IDC, Worldwide Public Cloud Services Spending Guide—Forecast 2020 | Oct (V3 2020), October 2020.

•	National Credit Union Administration, Quarterly Credit Union Data Summary, December 2000-2020.

•	Credit Unions Online, 100 Best Credit Unions in the U.S., September 2020.

•	FDIC, FDIC Community Banking Study, December 2020.

•	Cornerstone Advisors, Total Addressable Market Study, January 2021.

•	Federal Reserve Bank of St. Louis, Economic Research Division, Federal Reserve Economic Data.

•	Federal Deposit Insurance Corporation, Historical Bank Data.

•	Experian, Experian 2020 Consumer Credit Review, January 2021.

•	National Credit Union Administration, Credit Union and Bank Rates 2021 Q1, March 2021.

•	National Credit Union Administration, PACA Facts Data Sheet, December 2008.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, assuming an initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use a portion of our net proceeds from this offering to repay $         million of the borrowings outstanding under our first lien credit agreement, and all of the borrowings outstanding under our second lien credit agreement.

Borrowings under our term loan pursuant to our first lien credit agreement, or Term Facility, bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of up to 4.00% or (2) an alternate base rate plus an applicable margin of up to 3.00%. The applicable margins for Eurodollar rate and base rate borrowings are each subject to a reduction of 0.25% based on our consolidated first lien net leverage ratio. The Eurodollar rate applicable to the Term Facility is subject to a “floor” of 1.0% per annum. The borrowings under the revolving credit facility under our first lien credit agreement, or our Revolving Credit Facility, bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of up to 3.25% or (2) a base rate plus an applicable margin of up to 2.25%. The applicable margins for Eurodollar rate borrowings are subject to reductions to 3.00% and 2.75% and the applicable margins for base rate borrowings are subject to reductions to 2.00% and 1.75%, in each case based on our consolidated first lien net leverage ratio. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.0%. The alternate base rate for any day is a fluctuating rate per annum equal to the highest of (a) the “prime rate” effect on such day as last quoted by The Wall Street Journal, (b) the federal funds effective rate in effect on such day, plus 0.50% per annum (c) the Eurodollar rate for a one-month interest period plus 1.00% and (d) solely with respect to the Term Facility, 2.00% per annum. Borrowings under the Term Facility mature on May 31, 2025, and borrowings under the Revolving Credit Facility mature on May 31, 2023.

Borrowings under our term loan facility pursuant to our second lien credit agreement, or our Second Lien Credit Facility, bear interest at a floating rate which can be, at our option, either (1) on a Eurodollar rate for a specified interest period plus 8.00% or (2) an alternate base rate plus 7.00%. The alternate base rate for any day is a fluctuating rate per annum equal to the highest of (a) the “prime rate” in effect on such day as last quoted by The Wall Street Journal, (b) the federal funds effective rate in effect on such day, plus 0.50% per annum, (c) the Eurodollar rate for a one-month interest period plus 1.00%, and (d) 2.00% per annum. Borrowings under the Second Lien Credit Facility will mature on May 31, 2026.

We intend to use the balance of our net proceeds for general corporate purposes, including working capital, operating expenses, capital expenditures, and to acquire complementary businesses, products, services or technologies.

Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of proceeds to us from this offering as described above, we intend to invest the net proceeds to us from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facilities place restrictions on the ability of our subsidiaries to pay cash dividends or make distributions to us. See the section titled “Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis;

•	on a pro forma basis to give effect to the completion of the Corporate Conversion, including the conversion of of our outstanding member’s units into shares of our common stock; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustment set forth above and the sale and issuance by us of                  shares of our common stock in this offering, assuming an initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” that are included elsewhere in this prospectus.

	As of March 31, 2021
	(unaudited)
(in thousands, except share data)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and restricted cash	$75,652	$	$

Total long-term liabilities(1)	$614,382	$	$
Preferred Class A units, no par value; unlimited units authorized, 319,859 units issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted(2)	319,859
Members’ deficit/Stockholders’ equity
Class B common units, no par value; unlimited units authorized, 103,928,777 units issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma adjusted(2)	—
Preferred stock, par value per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma(2); shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	2,703
Accumulated deficit	(23,119)

Total Members’ deficit/Stockholders’ equity	(20,416)

Total capitalization	$913,825	$	$

(1)

Includes $499.8 million in principal outstanding pursuant to our first lien credit agreement and $125.0 million in principal outstanding pursuant to our second lien credit agreement, net of $11.1 million in combined debt issuance costs. In addition, there was $0.1 million outstanding related to our acquired PPP loan. These amounts are net of the current portion of long-term debt.

(2)	Reflects the conversion of of our outstanding member’s units into shares of our common stock in conjunction with the Corporate Conversion.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information presented in the table above does not include:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2021, at a weighted average exercise price of $ per share;

•

             shares of our common stock that will become available for future issuance under our 2021 Stock Option and Incentive Plan, which will become effective prior to the effectiveness of the registration statement of which this prospectus is a part; and

•

             shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan, which will become effective prior to the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share immediately after this offering. Dilution in net tangible book value (deficit) per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2021 was $(560.6) million, or $(5.44) per share. Our pro forma net tangible book value (deficit) as of March 31, 2021 was $        , or $         per share, based on the total number of shares of our common stock outstanding as of March 31, 2021, to give effect to the completion of the Corporate Conversion prior to the completion of this offering.

After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of March 31, 2021 would have been $        , or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value (deficit) of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to investors purchasing shares of our common stock in this offering. There is no impact on dilution per share to investors participating in this offering as a result of the sale of shares by the selling stockholders. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$(5.44)
Pro forma increase in historical net tangible book value per share as of March 31, 2021

Pro forma net tangible book value per share as of March 31, 2021
Increase in pro forma net tangible book value per share attributed to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share immediately after the completion of this offering

Dilution to investors purchasing shares in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to investors purchasing shares of our common stock in this offering by $        , assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         per share and increase or decrease, as applicable, the dilution to investors purchasing shares of our common stock in this offering by $         per share, assuming the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, on a pro forma as adjusted basis, as of March 31, 2021, after giving effect to (i) the completion of the Corporate Conversion prior to the completion of this offering and (ii) the sale by us of                  shares of our common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors purchasing shares of our common stock in this offering
Total		100%		$	100%		$

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                 , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to                 , or approximately     % of the total shares of common stock outstanding after this offering.

The information presented in the table above does not include:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2021, at a weighted average exercise price of $ per share;

•

                 shares of our common stock that will become available for future issuance under our 2021 Stock Option and Incentive Plan, which will become effective prior to the effectiveness of the registration statement of which this prospectus is a part; and

•

                 shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan, which will become effective prior to the effectiveness of the registration statement of which this prospectus is a part.

Our 2021 Stock Option and Incentive Plan and 2021 Employee Stock Purchase Plan each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans.”

To the extent that any outstanding options to purchase shares of our common stock are exercised there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the selected consolidated statements of operations and cash flow data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statements of operations and cash flow data for the three months ended March 31, 2020 and 2021 and our condensed consolidated balance sheet data as of March 31, 2021 from our consolidated financial statements included elsewhere in our prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

The following selected consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
Consolidated statements of operations data (in thousands, except share and unit and per share and per unit amounts)	2019	2020		2020	2021
				(unaudited)
Revenues, net	$152,731		$199,340	$43,618	$67,811
Cost of revenues:
Subscription and services(1)	39,551		49,480	11,135	16,614
Amortization of developed technology	7,771		8,874	2,073	2,862

Total cost of revenues	47,322		58,354	13,208	19,476

Gross profit	105,409		140,986	30,410	48,335
Operating expenses:
General and administrative(1)	59,536		54,640	13,625	18,345
Research and development(1)	15,966		18,691	4,307	6,986
Sales and marketing(1)	9,589		9,371	2,024	3,599
Loss on termination of financing obligation due to related party	—		5,755	—	—
Impairment of trademarks	—		5,362	—	—
Acquisition related costs	—		1,579	—	—

Total operating expenses	85,091		95,398	19,956	28,930

Operating income	20,318		45,588	10,454	19,405
Other (income) expense, net:
Other income	(16)		(41)	(1)	(20)
Interest expense, net	38,053		34,686	8,857	10,062

Total other expense, net	38,037		34,645	8,856	10,042

Income (loss) before provision (benefit) from income taxes	(17,719)		10,943	1,598	9,363

Provision (benefit) from income taxes	(5,115)		1,792	272	2,132

Net income (loss)	(12,604)		9,151	1,326	7,231

Class A preferred return	(31,460)		(34,411)	(8,285)	(8,932)

Net loss attributable to common unitholders	$(44,064)		$(25,260)	$(6,959)	$(1,701)

Net loss per common unit:
Net loss attributable to common unitholders, basic and diluted	$(0.44)		$(0.25)	$(0.07)	$(0.02)
Weighted average units outstanding:
Basic and diluted	99,899,718		102,256,260	101,601,874	103,102,460
Pro forma net loss per share of common stock:
Pro forma net loss per share, basic and diluted (unaudited)(2)		$
Pro forma weighted average shares outstanding:
Basic and diluted (unaudited)(2)

(1)	Includes unit-based compensation as follows:

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
			(unaudited)
Cost of revenues	$87	$180	$27	$72
General and administrative	1,307	1,952	472	353
Research and development	169	339	72	82
Sales and marketing	228	370	69	136

Total unit-based compensation expense	$1,791	$2,841	$640	$643

(2)	Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted loss per share for the year ended December 31, 2020 and the three months ended March 31, 2021, as set forth in the table below gives effect to the Corporate Conversion as if it had occurred on January 1, 2020. Shares to be sold in this offering are excluded from the unaudited pro forma basic and diluted net loss per share calculation.

Pro forma net loss per share of common stock, basic and diluted, for the year ended December 31, 2020 and the three months ended March 31, 2021 are calculated as follows:

	Year Ended December 31, 2020	Three Months Ended March 31, 2021
		(unaudited)
Numerator
Net loss attributable to common unitholders	$(25,260)	$(1,701)
Denominator
Weighted-average number of common shares outstanding, basic and diluted	102,256,260	103,102,460

Pro forma adjustments to reflect:
Assumed effect of Corporate Conversion
Shares used to compute pro forma net loss per share, basic and diluted
Pro forma net loss per share attributable to common stockholders, basic and diluted

	As of December 31,		As of March 31,
Consolidated balance sheet data (in thousands)	2019	2020	2021
			(unaudited)
Cash and cash equivalents	$97,770	$37,739	$73,510
Total assets	869,407	963,705	997,162
Working capital (deficit)	65,189	(80,627)	35,466
Total debt, including current portion	520,282	519,832	617,593
Accumulated deficit	(39,353)	(30,338)	(23,119)
Total members’ deficit	(36,191)	(26,429)	(20,416)

NON-GAAP FINANCIAL MEASURES

In addition to our financial information presented in accordance with GAAP, we use certain “non-GAAP financial measures” to clarify and enhance our understanding of past performance and future prospects. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flow that includes or excludes amounts that are included or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. As discussed below, we monitor the non-GAAP financial measures described below, and we believe they are helpful to investors.

Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry because they may calculate non-GAAP financial results differently. In addition, there are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and exclude expenses that may have a material impact on our reported financial results. In particular, interest expense, which is excluded from adjusted EBITDA has been and will continue to be a significant recurring expense in our business for the foreseeable future. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge you to review the reconciliations of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

We define adjusted EBITDA as net loss before interest expense, taxes, depreciation, amortization, unit-based compensation expense, certain expenses associated with our IPO, acquisition and sponsor related costs, deferred revenue reduction from purchase accounting, and lease termination charges. We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results for the following reasons:

•

adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired;

•

our management uses adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, in the preparation of our annual operating budget, as a measure of our operating performance, to assess the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance;

•

adjusted EBITDA provides more consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our operations, and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•	our investor and analyst presentations include adjusted EBITDA as a supplemental measure of our overall operating performance.

In addition, we believe that adjusted EBITDA margin, which we define as our adjusted EBITDA for a particular period divided by our revenues for the same period and expressed as a percentage, provides a useful period-to-period metric for both our management and investors to evaluate our core business performance.

Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. The use of adjusted EBITDA as an analytical tool has limitations such as:

•

depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements;

•	adjusted EBITDA may not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	excludes the impact of the write-down of deferred revenues due to purchase accounting in connection with our acquisitions, and therefore includes revenues that will never be recognized under GAAP;

•	adjusted EBITDA does not reflect the potentially dilutive impact of unit-based compensation;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted EBITDA does not reflect tax payments that could reduce cash available for use; and

•	other companies, including companies in our industry, might calculate adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider adjusted EBITDA together with our GAAP financial measures including cash flow from operations and net loss. We believe excluding these measures are useful for the following reasons:

•

Interest expense and taxes. Our adjusted EBITDA amount excludes interest expense and taxes, which we add back to our net loss to analyze the performance of operations in each period without regard to our particular capital structure and the impact of interest expense on any taxes we may owe. We believe that adding back interest expense and taxes provides for a better comparison of our operating results to our peer companies.

•

Depreciation and amortization. Our adjusted EBITDA amount excludes non-cash depreciation and amortization expenses. In order to derive EBITDA, we add back depreciation and amortization to analyze the performance of our operations in each period without regard to such expenses.

•

Unit-based compensation. We provide adjusted EBITDA information that excludes expenses related to unit-based compensation. We believe that the exclusion of unit-based compensation expense provides for a better comparison of our operating results to prior periods and to our peer companies as the calculations of unit-based compensation vary from period to period and company to company due to different valuation methodologies, unit-based compensation expense is non-cash, subjective assumptions, and the variety of award types. Because of these unique characteristics of unit-based compensation, we exclude these expenses when analyzing the organization’s business performance.

•

Expenses associated with IPO. We exclude certain non-recurring expenses relating to our IPO consisting of professional fees and other expenses. We believe that providing these non-GAAP measures that exclude expenses associated with our IPO allows users of our financial statements to better review and understand the historical and current results of our continuing operations. We believe it is useful for investors to understand the effects of these items on our total operating expenses.

•

Acquisition and sponsor related costs. We exclude certain expense items resulting from our acquisitions, such as legal, accounting and consulting fees, and retention expense. We consider these adjustments, to some extent, to be unpredictable and dependent on a significant number of factors that are outside of our control. Furthermore, acquisitions result in operating expenses that would not otherwise have been incurred by us in the normal course of our organic business operations. Additionally, we incur quarterly management fees payable to our sponsor, Thoma Bravo, that are anticipated to cease upon IPO. We believe that providing these non-GAAP measures that exclude acquisition and sponsor related costs, allows users of our financial statements to better review and understand the historical and current results of our continuing operations, and also facilitates comparisons to our historical results and results of less acquisitive peer companies, both with and without such adjustments.

•

Deferred revenue reduction from purchase accounting. We exclude certain amounts resulting from our acquisitions, such as deferred revenue reductions from purchase accounting. We consider these adjustments, to some extent, to be unpredictable and dependent on a significant number of factors that are outside of our control. Furthermore, acquisitions result in adjustments that would not otherwise have been incurred by us in the normal course of our organic business operations. In excluding deferred revenue reduction from purchase accounting from adjusted EBITDA, we are including an amount of income not otherwise reflected in our GAAP results of operations. We believe that providing these non-GAAP measures that exclude deferred revenue reductions from purchase accounting, allows users of our financial statements to better review and understand the historical and current results of our continuing operations, and also facilitates comparisons to our historical results and results of less acquisitive peer companies, both with and without such adjustments.

•

Lease termination charges. We provide non-GAAP information that excludes lease termination charges related to leases that we are currently not occupying or have recently exited. These charges are inconsistent in amount and are significantly impacted by the timing and nature of these events. Therefore, although we may incur these types of expenses in the future, we believe that eliminating these charges for purposes of calculating the non-GAAP financial measures facilitates a more meaningful evaluation of our operating performance and comparisons to our past operating performance.

•

Impairment of trademarks. We provide non-GAAP information that excludes trademark impairment charges related to our decision to rebrand certain product trademarks. These charges are inconsistent in amount and are significantly impacted by the timing and nature of these events. Therefore, although we may incur these types of expenses in the future, we believe that eliminating these charges for purposes of calculating the non-GAAP financial measures facilitates a more meaningful evaluation of our operating performance and comparisons to our past operating performance.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods:

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
			(unaudited)
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	$(12,604)	$9,151	$1,326	$7,231
Interest expense	38,053	34,686	8,857	10,062
Taxes	(5,115)	1,792	272	2,132
Depreciation and amortization	38,600	40,199	9,695	12,351
Unit-based compensation expense	1,791	2,841	640	643
Expenses associated with IPO	—	395	—	194
Acquisition and sponsor related costs	2,000	3,579	500	1,373
Deferred revenue reduction from purchase accounting	1,726	851	176	324
Impairment of trademarks	—	5,362	—	—
Lease termination charges	—	5,755	—	—

Adjusted EBITDA	$64,451	$104,611	$21,466	$34,310

Net income (loss) margin	(8)%	5%	3%	11%

Adjusted EBITDA margin	42%	52%	49%	51%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that could impact our business. In particular, we encourage you to review the risks and uncertainties described in the section titled “Risk Factors” included elsewhere in this prospectus. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends. Our fiscal year ends on December 31. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

Overview

We are a leading provider of cloud-based software solutions for financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies, or CRAs-providing services to 1,925 customers, including 63 of the leading 100 credit unions per Credit Unions Online (as of September 2020), and a majority of the financial institutions on Forbes’ 2020 lists of America’s Best Credit Unions and Banks. Financial institutions are undergoing digital transformation as they seek to transition business models, create new revenue streams, and increase customer engagement. We support our customers’ digital transformations by helping them create a superior consumer experience by providing mission-critical loan origination software, or LOS, digital lending platform, and data analytics. Our solutions allow our customers to meet their clients’ financial needs across the institution, which enables improved client acquisition and retention. Additionally, our solutions allow our customers to operate more efficiently by enabling automated loan decisioning and enhanced risk management.

The effective delivery and management of secure and advanced digital solutions in the complex and heavily-regulated financial services industry requires significant resources, personnel, and expertise. We provide digital solutions that are designed to be highly configurable, scalable, and adaptable to the specific needs of our customers. We design and develop our solutions with an open platform approach intended to provide comprehensive integration among our solution offerings and our customers’ internal systems and third-party systems. Our solutions are central to the financial institution’s technology ecosystem and help drive additional business volume for our customers both directly and indirectly through our Partner Marketplace. Our omni-channel borrowing experience seamlessly integrates all the touch points a borrower may have with the financial institution (remote via the web or an app, in person at a branch, or telephonically through an operator). In addition to our streamlined workflow, which has been refined over twenty years with input from across our customer base, our Partner Marketplace provides our customers optional integrations with over 580 partners as of March 31, 2021, the collective capabilities of which we believe further distinguish our solution from that of competitors.

The financial services sector is in the midst of a transition from offering primarily in-branch services to providing hybrid in-person and digital experiences for consumers. This transition has recently accelerated, leading to increased investment in software that enables digital capabilities. We are well-positioned to assist our customers to compete with tier 1 banks and digital market entrants. We enable mid-market financial institutions to leverage their cost of capital advantage and community presence by allowing them to execute faster. With the digital edge we provide, our customers can become more competitive in this evolving environment, which, in turn, can drive further volume on our platform.

We deliver our solutions to the substantial majority of our customers using a software-as-a-service, or SaaS, model under which our customers pay subscription fees for the use of our solutions as well as transaction fees for transactions processed using our solutions. Our subscription fees consist of revenues from software solutions that are governed by pricing and terms contained in contracts between us and our customers. The initial term of our contracts is typically three years but may range from one to seven years. Our customer contracts are typically not cancellable without penalty. Our contracts almost always contain an evergreen autorenewal term that is often for a one-year extension after the initial term, but can extend the autorenewal of the contract up to the length of the original term. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the product, fees per search or per loan application or per closed loan (with contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees. We earn additional revenues based on the volume of loan applications or closed loans processed above our customers’ contractual minimums.

As a result of this pricing approach, our revenues from our customers grow as our customers add additional transaction types, purchase more modules, utilize more of our partner integrations, or see increased transaction volume. We generally sell our solutions through our direct sales organization or channel partners and recognize our subscription fee revenues over the terms of the customer agreements.

Our revenues per customer vary from period to period based on the length and timing of customer implementations, sales of additional solutions to existing customers, changes in the number of transactions processed (including impacts from seasonality and cyclicality), and variations among existing customers and new customers with respect to the mix of purchased solutions and related pricing.

We seek to strengthen and grow our customer relationships by providing consistent, high-quality implementations, and customer support services, which we believe drive higher customer retention and incremental sales opportunities within our existing customer base. We plan to continue investing in migrating our solutions onto a single platform resident in a public cloud and driving product development to further increase customer cross-selling opportunities and retention. We believe that our increased focus on our go-to-market strategy and strategic partnerships will drive incremental opportunities for revenue and accelerate client cross-sell growth.

In addition, we believe there is untapped market potential in the loan origination and digital banking markets. We believe significant opportunity for additional customer acquisition and revenue growth exists as financial institutions continue to adopt online lending and account opening practices and require more efficient technologies. We believe there is significant demand for consumer loan origination and digital banking capabilities given the average consumer’s total debt level reached $92,727 in 2020, according to research from Experian. We provide these services to institutions of all sizes and complexities, but currently focus on the middle market. By focusing on better sales execution, providing and allocating resources where needed, and improving marketing efforts, we are confident in our ability to expand our customer base within our current target market.

Our current focus is on the middle market, catering largely to financial institutions such as community banks and credit unions with assets under management between $100 million and $10 billion. In recent years community banks have continued to compete with their typically larger non-community bank competitors, and the FDIC recently reported that in 2019 net interest income accounted for over 78 percent of community bank net operating revenues. A large opportunity exists in expanding our target market to new customers with less than $100 million or greater than $10 billion in assets under management. In our down-market, smaller institutions commonly use spreadsheets or other inexpensive alternatives. These companies have a smaller volume of loans per month, but there is opportunity to alter our solutions to offer decreased pricing and functionality in order to lower implementation fees.

We have continuously invested in expanding and improving our solutions since our solutions were first introduced two decades ago, and we intend to continue investing both organically and inorganically through acquisitions to expand our portfolio. We are focused on introducing new solutions and enhancing services and capabilities in areas including digital lending, data insights, and collections to further expand our reach into the consumer lending markets. In addition to developing our solutions organically, we may selectively pursue acquisitions, joint ventures, or other strategic transactions that provide additional capabilities or customers, or both. Acquisitions to date have included CRIF Lending Solutions in June 2018, and Teledata Communications, Inc., or TCI, in November 2020. TCI is the creator of DecisionLender, a SaaS loan origination solution first released in 1998. We believe that with the addition of TCI, our position as a vendor of choice is enhanced among financial institutions as a provider of solutions to manage their needs from initiation of client relationships to facilitating the extension of credit to their clients. In December 2020, we acquired all of the assets of TazWorks, LLC, or TazWorks. TazWorks provides software and data solutions to CRAs focused on the employment and tenant screening market, a market that is adjacent and complementary to our current solutions for credit-focused CRAs.

We have designed our Partner Marketplace to act as the gateway for third parties to access our customers, which allows our customers to leverage the capabilities from these third parties to enable an accelerated loan process with improved efficiency and reduced cost. With over 580 partners as of March 31, 2021, we are able to capitalize on one-time service fees from our partners upon their integration into our Partner Marketplace and a revenue share from our partners as they derive revenues from our software solution. As we grow our business, we expect to add additional vendor partners and drive additional monetization opportunities. We also intend to cultivate and leverage existing and future partners to grow our market presence.

We believe that delivery of consistent, high-quality implementations and customer support services is a significant driver of purchasing and renewal decisions of our prospects and customers. To develop and maintain a reputation for high-quality service, we seek to build deep relationships with our customers through our customer service organization, which we staff with personnel who are motivated by our common mission of using technology to help our customers succeed and who are knowledgeable with respect to the regulated and complex nature of the financial services industry. As we grow our business, we intend to continue to invest in and grow our services organization to support our customers’ needs and maintain our reputation.

Impact of the COVID-19 Pandemic

Efforts to contain the spread of COVID-19 in the United States (including in California where our corporate headquarters are located) and other countries have included quarantines, shelter-in-place orders, and various other government restrictions in order to control the spread of this virus.

We have been carefully monitoring the COVID-19 pandemic as it continues to progress and its potential impact on our business. We, like virtually all other companies, have suspended travel for employees, temporarily closed our offices, and, since mid-March 2020, have required that most employees work remotely. We have been operating effectively under our remote work model, which we anticipate continuing for the foreseeable future to ensure the safety and well-being of our employees.

The COVID-19 pandemic creates significant risks and uncertainties for our customers, their clients, our partners and suppliers, our employees, and our business generally. However, we believe that these events could accelerate the transition to digital financial solutions and that our portfolio of digital financial services solutions and our position and reputation in the market provide us with an opportunity to continue to serve clients and grow our business. We are being cautious as a result of the uncertainties and risks posed by the COVID-19 pandemic and in response to these uncertainties we are actively monitoring the impacts of COVID-19 on our financial results and adjusting our hiring plans and investments accordingly. Over the longer term, and subject to more certainty regarding the COVID-19 pandemic, we remain committed to continuing to strategically invest across our organization to position us to increase revenues and to improve operating efficiencies. We are also considering how our physical facilities requirements might change when we eventually return to increased onsite operations, including the costs associated with ensuring a safe work environment and the likely increased prevalence of working from home for many employees. The timing and amount of these investments will vary based on the rate at which we expect to add new customers or sell additional solutions to existing customers, our customer retention rates, the implementation and support needs of our customers, our software development plans, our technology and physical infrastructure requirements, and changes thereto resulting from the COVID-19 pandemic, and other needs of our organization (including needs resulting from the COVID-19 pandemic). Many of these investments will occur in advance of our realizing any resultant benefit which may make it difficult to determine if we are effectively allocating our resources.

Key Operating Measures

In addition to the United States generally accepted accounting principles, or GAAP, measures described below in “—Components of Operating Results,” we monitor the following operating measures to evaluate growth trends, plan investments, and measure the effectiveness of our sales and marketing efforts:

Annual Recurring Revenue

We calculate annual recurring revenue, or ARR, as the total subscription fee revenues calculated in the latest twelve-month measurement period for those revenue-generating customers and partners in place throughout the entire twelve-month measurement period plus the subscription fee revenues calculated on an annualized basis from new customer or partner activations in the measurement period. We believe that the annualized subscription fee revenues calculated from these new customer and partner activations in a particular measurement period provides a reasonable estimate of the total subscription fee revenues to be recognized from these customers and partners once they are on our platform for a full twelve-month period due to the long-term nature of our agreements and the volume-based aspect of our pricing model. Although our business can be impacted by seasonality of consumer borrowing trends, we anticipate the impacts of any seasonality to be comparable on a period-to-period basis. Our calculation includes only subscription fee revenues and excludes any professional services revenues and other revenues. We believe ARR is an important metric indicating the scale and growth of our business. Our ARR was $142.6 million and $176.7 million as of December 31, 2019 and 2020, respectively. Our use of ARR has limitations as an analytical tool, and investors should not consider it in isolation. Other companies in our industry may calculate annual recurring revenue differently, which reduces its usefulness as a comparative measure.

Total Customers

We define a customer as a separate and distinct entity that has a contractual relationship with us to use our software solutions. A single corporation could have multiple distinct contracting divisions or subsidiaries, all of which together would be considered a single customer. The net rate at which we add customers varies based on our implementation capacity, the size and unique needs of our customers, the readiness of our customers to implement our solutions, customer acquisition through any strategic transactions we complete, and customer attrition, including as a result of merger and acquisition activity among financial institutions. We believe the number of total customers is a key indicator of our market penetration, growth, and future revenues. Our ability to attract new customers is primarily impacted by the effectiveness of our marketing programs and our direct sales force. Accordingly, we have invested in and intend to continue to invest in our marketing programs and direct sales force. We had 1,270 and 1,925 customers on our platform as of December 31, 2019 and 2020, respectively.

Organic Customer Growth Rate

We utilize our organic customer growth rate to not only monitor the satisfaction of our customers but also to measure our ability to successfully bring new customers on board and evaluate the effectiveness of our business strategies. We define organic customer growth rate as the percentage increase in the number of total customers on the last day of the measurement period compared to the number of total customers on the day twelve months prior to the measurement date, which measures the change in total customers, net of both customer terminations and customer additions between the respective measurement periods. Our organic customer growth rate calculation excludes and will exclude the impact of any acquisitions or divestitures. We had an organic customer growth rate of 3.8% for the measurement period ended December 31, 2020. Our use of organic customer growth rate has limitations as an analytical tool, and investors should not consider it in isolation.

ARR Net Retention Rate

We calculate ARR Net Retention Rate by calculating the ARR recorded in the latest twelve-month measurement period for those revenue-generating customers in place throughout the entire twelve-month measurement period. We divide the result by the ARR recorded from the twelve-month period that is immediately prior to the beginning of the current measurement period, for all revenue-generating customers in place at the beginning of the current measurement period. Our ARR Net Retention Rate was 120% for the year ended December 31, 2020. Our ARR Net Retention Rate provides insight into:

•	growth in the usage of our solutions;

•	sales of new solutions and services to our existing customers during the current year; and

•	customer attrition.

The most significant drivers of improvements in our ARR Net Retention Rate each year have historically been the number of new customers in the prior twelve-month period and the usage of our solutions due to adoption of additional modules or the increase in volume transacted on our systems. The most significant factors in the decrease in ARR Net Retention Rate are customer attrition and reduced volume transacted on our systems either due to decreased product usage or lower transaction volumes. Our use of ARR Net Retention Rate has limitations as an analytical tool, and investors should not consider it in isolation. Other companies in our industry may calculate revenue retention rate differently, which reduces its usefulness as a comparative measure.

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with GAAP, we use certain “non-GAAP financial measures” to clarify and enhance our understanding of past performance and future prospects. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position, or cash flow that includes or excludes amounts that are included or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. We monitor the non-GAAP financial measures described below, and we believe they are helpful to investors.

Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry because they may calculate non-GAAP financial results differently. In addition, there are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and exclude expenses that may have a material impact on our reported financial results. In particular, interest expense, which is excluded from adjusted EBITDA has been and will continue to be a significant recurring expense in our business for the foreseeable future. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge you to review the reconciliations of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA and Adjusted EBITDA Margin

See the section titled “Non-GAAP Financial Measures—Adjusted EBITDA” for a discussion on Adjusted EBITDA and Adjusted EBITDA margin and their use as analytical tools.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
			(unaudited)
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	$(12,604)	$9,151	$1,326	$7,231
Interest expense	38,053	34,686	8,857	10,062
Taxes	(5,115)	1,792	272	2,132
Depreciation and amortization	38,600	40,199	9,695	12,351
Unit-based compensation expense	1,791	2,841	640	643
Expenses associated with IPO	—	395	—	194
Acquisition and sponsor related costs	2,000	3,579	500	1,373
Deferred revenue reduction from purchase accounting	1,726	851	176	324
Impairment of trademarks	—	5,362	—	—
Lease termination charges	—	5,755	—	—

Adjusted EBITDA	$64,451	$104,611	$21,466	$34,310

Net income (loss) margin	(8)%	5%	3%	11%

Adjusted EBITDA margin	42%	52%	49%	51%

Components of Operating Results

We have one primary business activity and operate in a single operating and reportable segment.

Revenues

Our revenues consist of three components: subscription fees, professional services and other revenues.

Subscription Fee Revenues

Our subscription fees consist of revenues from software solutions that are governed by pricing and terms contained in contracts between us and our customers. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the solution, fees per search or per loan application or per closed loan (with contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees.

Our software solutions are hosted in either our data centers or cloud-based hosting services and are generally available for use as hosted application arrangements under subscription fee agreements. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date our solution is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as revenue in the month when the usage amounts are determined and reported.

Professional Services Revenues

We offer implementation, configuration, consulting, and training services for our software solutions and SaaS offerings. Revenues from services are recognized in the period the services are performed, provided that revenue recognition criteria have been met.

Other Revenues

We enter into referral and marketing agreements with various third parties, in which revenues are primarily generated from transactions initiated by the third parties’ customers. We may introduce our customers to a referral partner or offer additional services available from the referral partner via an integration with our solutions. We market our partners’ solutions to our customers as a way to generate revenue, but also to ensure that our customers are leveraging the full benefit of our solution, which includes the capabilities offered through our partners. Revenues are recognized in the period the services are performed, provided that collection of the related receivable is reasonably assured.

Cost of Revenues

Cost of revenues is comprised primarily of salaries and other personnel-related costs, including employee benefits, bonuses, and unit-based compensation for employees providing services to our customers. This includes the costs of our implementation, customer support, data center, and customer training personnel, as well as costs related to research and development personnel who perform implementation and customer support services. Additional expenses include fees paid to third party vendors in connection with delivering services to customers.

Cost of revenues also includes cloud-based hosting services, an allocation of general overhead costs, and the amortization of developed technology. We allocate general overhead expenses to all departments based on the number of employees in each department, which we consider to be a fair and representative means of allocation.

We capitalize certain software development costs related to programmers, software engineers, and quality control teams working on our software solutions. We commence amortization of capitalized costs for solutions that have reached general release. Capitalized software development costs are amortized to cost of revenues over their estimated economic lives.

We intend to continue to increase our investments in our implementation and customer support teams and technology infrastructure to serve our customers and support our growth. We expect cost of revenues to continue to grow in absolute dollars as we grow our business but to fluctuate as a percentage of revenues based principally on the level and timing of implementation and support activities and other related costs.

Gross Profit and Gross Margin

Gross profit is revenues less cost of revenues, and gross margin is gross profit as a percentage of revenues. Gross profit has been and will continue to be affected by various factors, including the mix of our subscription fee, professional service and other revenues, the costs associated with our personnel, third party vendors and cloud-based hosting services, and the extent to which we expand our implementation and customer support services. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors. Our gross margin was 69.0% and 70.7% for 2019 and 2020, respectively, and 69.7% and 71.3% for the three months ended March 31, 2020 and 2021, respectively.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. They also include costs related to our acquisitions and the resulting amortization of acquired intangible assets from those acquisitions. We intend to continue to hire new employees and make other investments to support our anticipated growth. As a result, we expect our operating expenses to increase in absolute dollars, but to decrease as a percentage of revenues over the long term as our business scales through continued customer acquisition and expansion of existing customers.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and other personnel-related costs, including commissions, employee benefits, bonuses, and unit-based compensation. Sales and marketing expenses also include expenses related to advertising, lead generation, promotional event programs, corporate communications, travel, and allocated overhead.

Sales and marketing expenses as a percentage of total revenues will change in any given period based on several factors including the addition of newly-hired sales professionals, the number and timing of newly-installed customers, and the amount of sales commissions expense amortized related to those customers. Commissions related to software sales are generally capitalized and then amortized over the expected period of customer benefit.

Sales and marketing expenses are also impacted by the timing of significant marketing programs such as our annual client conference, which we typically hold during the second quarter. We plan to continue investing in sales and marketing by increasing our number of sales and marketing personnel and expanding our sales and marketing activities. As a result, we expect our sales and marketing expenses to increase in absolute dollars, but to decrease as a percentage of revenues over the long term as we scale the business and integrate our acquisitions. We believe these investments will help us build brand awareness, add new customers, and expand sales to our existing customers as they continue to buy more solutions from us.

Research and Development

Research and development expenses include salaries and personnel-related costs, including employee benefits, bonuses, unit-based compensation, third-party contractor expenses, software development costs, allocated overhead, and other related expenses incurred in developing new solutions and enhancing existing solutions.

Certain research and development costs that are related to our software development, which include salaries and other personnel-related costs, including employee benefits and bonuses attributed to programmers, software engineers, and quality control teams working on our software solutions, are capitalized and are included in intangible assets, net on the consolidated balance sheets.

We believe that continuing to improve and enhance our solutions is essential to maintaining our reputation for innovation and growing our customer base and revenues. We plan to continue investing in research and development by increasing the number of our software developers. As a result, we expect our research and development expenses to increase in absolute dollars, but to decrease as a percentage of revenues over the long term as we scale the business, including through integration of our acquisitions.

General and Administrative

General and administrative expenses consist primarily of salaries and other personnel-related costs, including employee benefits, bonuses, and unit-based compensation, of our administrative, finance and accounting, information systems, legal, and human resources employees. General and administrative expenses also include consulting and professional fees, insurance, and travel.

General and administrative include depreciation and amortization of property and equipment and amortization of acquired intangibles. Depreciation of fixed assets is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to five years for computer equipment and software, three to seven years for office equipment and furniture, and twenty-five years for buildings. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the useful life of the assets.

Identifiable intangible assets with finite lives are amortized over their estimated useful lives on either a straight-line or accelerated basis, depending on the nature of the intangible asset. Customer relationships and trademarks with finite useful lives are amortized on a straight-line basis.

We expect to continue to incur incremental expenses associated with the growth of our business and to meet increased compliance requirements associated with operating as a public company. These expenses include costs to comply with Section 404 of the Sarbanes-Oxley Act and other regulations governing public companies, increased costs of directors’ and officers’ liability insurance, and investor relations activities. As a result, we expect our general and administrative expenses to increase in absolute dollars, but to decrease as a percentage of revenues over the long term as we scale the business and adjust to being a public reporting company.

Total Other (Income) Expense, Net

Other Income

Other income primarily consists of customer receipts that were paid as part of settlements related to billing disputes or buyout of agreements for early terminations.

Interest Expense, net

Interest expense consists primarily of interest attributable to our credit facilities, amortization of a financing obligation from a failed sale-leaseback transaction, and amortization of lender-related fees and other direct incremental costs of securing financing, partially offset by interest income from our interest-bearing cash accounts.

Provision for Income Taxes

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid. We are subject to federal income taxes in the United States and numerous state jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. If they are not, deferred tax assets are reduced by a valuation allowance. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is subsequently determined that deferred tax assets would be more likely than not realized in the future, in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. After a review of the four sources of taxable income (as described above), and after consideration of our continuing cumulative income position, as of December 31, 2020, the Company has not recorded a valuation allowance on its deferred tax assets.

We have recorded an uncertain tax position with respect to our R&D credits. There are no penalties or interest recorded on these liabilities as the credits have not yet been fully utilized, and therefore the uncertain tax position is recorded primarily as a reduction of the deferred tax asset related to these credits.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses incurred during the reporting periods. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, deferred revenue, assets recognized from costs to obtain a contract with a customer, accounts receivable, fair value of financial instruments, unit-based compensation, business combinations, goodwill and intangible assets, impairment of long-lived assets, research and development and capitalized software, and income taxes. These judgments are based on our historical experience, terms of our existing contracts, our evaluation of trends in the industry, and information available from outside sources as appropriate. Our actual results may differ from those estimates. While our significant accounting policies are described in the notes to our financial statements, also included in this registration statement, we believe these critical accounting policies are the most important to understanding when evaluating our reported financial results.

Revenue Recognition

Revenue-generating activities are directly related to the sale, implementation, and support of our solutions. We derive the majority of our revenues from subscription fees for the use of our solutions, which include annual fees, platform partner fees, and volume-based fees, as well as revenues for customer support and professional implementation services related to our solutions.

Subscription Fee Revenues

Our software solutions are generally available for use as hosted application arrangements under subscription fee agreements. Our software solutions consist of an obligation for us to provide continuous access to a technology solution that we host and routine customer support, both of which we account for as a stand-ready performance obligation. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date our solution is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as revenue in the month when the usage amounts are determined and reported.

We have a limited number of legacy customers that host and manage our solutions on-premises under term license and maintenance agreements. This type of arrangement is no longer sold and represents an immaterial amount of our subscription fee revenues. However, there is no planned sunset or end of life for these on-premises solutions.

Professional Services Revenues

We offer implementation, consulting and training services for our software solutions and SaaS offerings. Revenues from services are recognized in the period the services are performed, provided that collection of the related receivable is probable.

Other Revenues

We enter into referral and marketing agreements with various third parties, in which our revenues are primarily generated from transactions initiated by the third parties’ customers. We may introduce our customers to a referral partner or offer additional services available from the referral partner via an integration with our software solutions. Revenues are recognized in the period the services are performed, provided that collection of the related receivable is probable.

Significant Judgments

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting in the new revenue standard. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgments include whether the series guidance under ASC 606 applicable to our subscription services and whether implementation and training services represent distinct performance obligations. We have contracts with customers that often include multiple performance obligations, usually including multiple subscription and implementation services. For these contracts, we account for individual performance obligations that are distinct separately by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price, or SSP, of each distinct good or service in the contract.

In determining whether SaaS services are distinct, we considered whether the series guidance applies to our subscription services. We considered various factors including that substantially all of our SaaS arrangements involve the transfer of a service to the customer, which represents a performance obligation that is satisfied over time because the customer simultaneously receives and consumes the benefits of the services provided. Customer support services, forms maintenance, and subscription services are considered a series of distinct services that are accounted for as a single performance obligation as the nature of the services are substantially the same and have the same pattern of transfer (i.e., distinct days of service). For these contracts, we allocate the ratable portion of the consideration to each period based on the services provided in such period.

In determining whether implementation services are distinct from subscription services, we considered that there is not a significant level of integration between implementation and subscription services. Further, implementation services in our contracts provide benefit to the customer with other readily available resources and the implementation services generally are not interdependent with the SaaS subscription services. Therefore, implementation services are generally accounted for as a separate performance obligation, as they represent distinct services that provide benefit to the customer apart from SaaS services.

Consulting and training services are generally considered a separate performance obligation as they are considered distinct services that provide a benefit to the customer on their own.

Determination of Standalone Selling Price

The determination of SSP for each distinct performance obligations requires judgment. Performance obligations are generally sold at standard prices and subscriptions are generally coterminous. Therefore it is rare that any reallocation of transaction consideration is required. Our best evidence of stand-alone selling price is the observable price at which products and services are sold separately to our customers in similar circumstances or to similar customers in a single transaction, which is generally the stated contract price.

Timing of Revenue Recognition

We believe that it is the passage of time that corresponds to the satisfaction of our performance obligation, so the appropriate measurement of progress is a time-based input method based on estimated or projected hours to complete the professional installation services.

Other Considerations

We evaluate whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) with respect to the vendor reseller agreements pursuant to which we resell certain third-party solutions along with our solutions. Generally, we report revenues from these types of contracts on a gross basis, meaning the amounts billed to customers are recorded as revenues, and expenses incurred are recorded as cost of revenues. Where we are the principal, we first obtain control of the inputs to the specific service and direct their use to create the combined output. Our control is evidenced by involvement in the integration of the service with our solutions before it is transferred to their customers and is further supported by being primarily responsible to their customers and having a level of discretion in establishing pricing. In cases where we do not obtain control prior to the transfer of services, and we are acting as an agent, revenue is reported on a net basis, with costs being recorded as a reduction to revenue.

Deferred Revenue

Our deferred revenue balance consists of subscription and implementation fees which have been invoiced upfront and are recognized as revenue only when the revenue recognition criteria are met. Our subscription contracts are typically invoiced to our customers annually and revenue is recognized ratably over the service term. Implementation and service-based fees are most commonly invoiced 50% upfront and 50% upon completion. We believe that it is the passage of time that corresponds to the satisfaction of our subscription implementation and professional services performance obligations, so the appropriate measurement of progress is a time-based input method based on estimated or projected hours to complete the professional services. Accordingly, our deferred revenue balance does not include revenues for future years of multi-year non-cancellable contracts that have not yet been billed and is considered current since the deferred balance will all be recognized within 12 months.

Assets Recognized from Costs to Obtain a Contract with a Customer

We capitalize sales commissions related to our customer agreements because the commission charges are both incremental and recoverable from the non-cancellable customer agreements, and therefore, should be recorded as an asset and charged to expense over the expected period of customer benefit. Under ASC 606, Revenue from Contracts with Customers, we capitalize commissions and bonuses for those involved in the sale of our SaaS offerings, including direct employees and indirect supervisors, as these are incremental to the sale. We begin amortizing deferred costs for a particular customer agreement once the revenue recognition criteria are met and amortize those deferred costs over the expected period of customer benefit, which we estimate to be three years. We determined the period of benefit by considering factors such as historically high renewal rates with similar customers and contracts, initial contract length, an expectation that there will still be a demand for the product at the end of its term, and the significant costs to switch to a competitor’s product, all of which are governed by the estimated useful life of the technology. Current costs are included in prepaid expenses and other current assets, and non-current costs are included in other assets on the consolidated balance sheets.

We apply a practical expedient to expense costs to obtain a contract with a customer, as incurred, when the amortization period would have been one year or less.

Accounts Receivable

Accounts receivable includes billed and unbilled receivables, net of allowance of doubtful accounts. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. We regularly review the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. To date, such losses have been within management’s expectations.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, approximate fair value due to their high liquidity in actively quoted trading markets and their short maturities. Our accounts receivable, accounts payable, related party receivable due from sellers of MeridianLink, accrued liabilities, related party liability due to sellers of MeridianLink, and deferred revenue approximate fair value due to their short maturities. The carrying value of our long-term debt is considered to approximate the fair value of such debt as of December 31, 2019 and 2020 and as of March 31, 2021, based upon the interest rates that we believe we can currently obtain for similar debt. The inputs used to measure the fair value of these assets are primarily unobservable inputs and, as such, considered Level 3 fair value measurements.

Unit-Based Compensation

We account for unit-based compensation by estimating the fair value of unit-based payment awards at the grant date using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period.

During the period covered by the financial statements included in this prospectus, we were a privately held company with no active public market for our common units. Accordingly, the fair value of the common units underlying our stock-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date.

Calculating unit-based compensation expense requires the input of highly subjective assumptions, including the expected term of the unit-based awards, fair value of our units, and unit price volatility. The estimate of the expected term of options granted was determined by utilizing a weighted-average approach, considering the use of the “simplified method” (where the expected term is presumed to be equal to the vesting period plus the midpoint of the remaining contractual term) and an expected liquidation event occurrence. We utilize this method as we do not have the historical experience to calculate the term. Since we are a privately held company with no historical data on volatility of our units, the expected volatility is based on the volatility of similar entities (referred to as guideline companies). In evaluating similarity, we considered factors such as industry, stage of life cycle, size, and financial leverage. The assumptions used in calculating the fair value of unit-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, unit-based compensation expense could be materially different in the future. The risk-free rate for periods within the contractual life of the option is based on U.S. Treasury yield for a term consistent with the expected life of the unit option in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

Business Combinations

The purchase price allocation for business combinations requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. We determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business. If it is not met, we determine whether the single asset or group of assets, as applicable, meets the definition of a business.

We account for business combinations in accordance with Accounting Standards Codification, or ASC, 805, Business Combinations. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business generally being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in acquisition related costs in the consolidated statements of operations. We perform valuations of assets acquired and liabilities assumed and allocate the purchase price to the respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. During the measurement period, if new information is obtained about facts and circumstances that existed as of the acquisition date, changes in the estimated fair values of the net assets recorded may change the amount of the purchase price allocable to goodwill. During the measurement period, which expires one year from the acquisition date, changes to any purchase price allocations that are material to our consolidated financial results will be adjusted prospectively.

Goodwill and Intangible Assets

In connection with our acquisitions and asset purchase discussed within our financial statements also included in this registration statement, we record certain intangible assets. Identifiable intangible assets with finite lives are amortized over their estimated useful lives on either a straight-line or accelerated basis, depending on the nature of the intangible asset. Developed technology, customer relationships, and trademarks with finite useful lives are amortized on a straight-line basis. We periodically review the estimated useful lives and fair values of our identifiable intangible assets, taking into consideration any events or circumstances which might result in a diminished fair value or revised useful life.

The excess purchase price over the fair value of assets acquired is recorded as goodwill. We evaluate and test the recoverability of goodwill for impairment at least annually, on October 1, or more frequently if circumstances indicate that goodwill may not be recoverable. We perform the impairment testing by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of its reporting unit is less than its carrying amount. We have one reporting unit. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the first step of a two-step analysis by comparing the book value of net assets to the fair value of the reporting unit. To calculate any potential impairment, we compare the fair value of a reporting unit with it carrying amount, including goodwill. Any excess of the carrying amount of the reporting unit’s goodwill over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down.

Determining the fair value of goodwill is subjective in nature and often involves the use of estimates and assumptions including, without limitation, use of estimates of future prices and volumes for our solutions, capital needs, economic trends, and other factors which are inherently difficult to forecast. If actual results, or the plans and estimates used in future impairment analyses are lower than the original estimates used to assess the recoverability of these assets, we could incur impairment charges in a future period. In assessing the qualitative factors, we consider the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value, and overall financial performance. No impairment of goodwill was identified during 2019 or 2020 or the three months ended March 31, 2020 or 2021.

Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets, including intangible assets with finite lives and property and equipment, whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets. In the fourth quarter of 2020, we performed an impairment test of definite-lived trademarks which was triggered by our decision to rebrand certain products. Specifically, management made a decision to rebrand the LendingQB and LoansPQ products which are being replaced by the new “MeridianLink” branded product line. As a result of the rebranding decision in December 2020, which was determined to be a triggering event, we recorded an impairment equal to substantially all of the total LendingQB and LoansPQ trademarks carrying values of $5.4 million. Other than the trademark impairment mentioned above, there have been no other impairments of long-lived assets during the years ended December 31, 2019 or 2020 or the three months ended March 31, 2020 or 2021.

Research and Development and Capitalized Software

For development costs related to internal use software, such as our subscription offerings, we follow guidance of ASC 350-40, Internal Use Software. ASC 350-40 sets forth the guidance for costs incurred for computer software developed or obtained for internal use and requires companies to capitalize qualifying computer software development costs, which are incurred during the application development stage. These capitalized costs are to be amortized on a straight-line basis over the expected useful life of the software. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized costs related to developed technology are included within the intangible assets balance in the consolidated balance sheets.

Income Taxes

We have elected “check the box” C corporation treatment for income tax purposes. We account for income taxes using the assets and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid, or refunds received, as provided for under currently enacted tax law. Changes in deferred tax assets and liabilities are recorded in the benefit from income taxes.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. If they are not, deferred tax assets are reduced by a valuation allowance. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is subsequently determined that deferred tax assets would be more likely than not realized in the future, in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We account for uncertainty in income taxes recognized in our consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized which includes (a) the tax position must be evaluated to determine the likelihood that it is more likely than not of being sustained based solely on the technical merits of the position, and if so, (b) the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The benefit from income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

We report tax related interest and penalties, if any, as income tax expense. There were no interest or penalties recorded for the years ended December 31, 2019 or 2020 or the three months ended March 31, 2020 or 2021.

Results of Operations

Consolidated Statements of Operations

The following table sets forth our consolidated statements of operations data for each of the periods indicated:

Consolidated statements of operations data	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except share and unit and per share and per unit amounts)	2019	2020	2020	2021
			(unaudited)
Revenues, net	$152,731	$199,340	$43,618	$67,811
Cost of revenues:
Subscription and services(1)	39,551	49,480	11,135	16,614
Amortization of developed technology	7,771	8,874	2,073	2,862

Total cost of revenues	47,322	58,354	13,208	19,476

Gross profit	105,409	140,986	30,410	48,335
Operating expenses:
General and administrative(1)	59,536	54,640	13,625	18,345
Research and development(1)	15,966	18,691	4,307	6,986
Sales and marketing(1)	9,589	9,371	2,024	3,599
Loss on termination of financing obligation due to related party	—	5,755	—	—
Impairment of trademarks	—	5,362	—	—
Acquisition related costs	—	1,579	—	—

Total operating expenses	85,091	95,398	19,956	28,930

Operating income	20,318	45,588	10,454	19,405
Other (income) expense, net:
Other income	(16)	(41)	(1)	(20)
Interest expense, net	38,053	34,686	8,857	10,062

Total other expense, net	38,037	34,645	8,856	10,042

Income (loss) before provision (benefit) from income taxes	(17,719)	10,943	1,598	9,363

Provision (benefit) from income taxes	(5,115)	1,792	272	2,132

Net income (loss)	(12,604)	9,151	1,326	7,231

Class A preferred return	(31,460)	(34,411)	(8,285)	(8,932)

Net loss attributable to common unitholders	$(44,064)	$(25,260)	$(6,959)	$(1,701)

Net loss per common unit:
Net loss attributable to common unitholders, basic and diluted	$(0.44)	$(0.25)	$(0.07)	$(0.02)
Weighted average units outstanding:
Basic and diluted	99,899,718	102,256,260	101,601,874	103,102,460

(1)	Includes unit-based compensation as follows:

	Years Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
			(unaudited)
Cost of revenues	$87	$180	$27	$72
General and administrative	1,307	1,952	472	353
Research and development	169	339	72	82
Sales and marketing	228	370	69	136

Total unit-based compensation expense	$1,791	$2,841	$640	$643

The following table sets forth our consolidated statements of operations data as a percentage of revenues for each of the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Revenues, net	100%	100%	100%	100%
Cost of revenues:
Subscription and services	26%	25%	26%	25%
Amortization of developed technology	5%	4%	5%	4%

Total cost of revenues	31%	29%	30%	29%

Gross profit	69%	71%	70%	71%
Operating expenses:
General and administrative	39%	27%	31%	27%
Research and development	10%	9%	10%	10%
Sales and marketing	6%	5%	5%	5%
Loss on termination of financing obligation due to related party	—	3%	—	—
Impairment on trademarks	—	3%	—	—
Acquisition related costs	—	1%	—	—

Total operating expenses	56%	48%	46%	43%

Operating income	13%	23%	24%	29%
Other (income) expense, net
Other income	—	—	—	—
Interest expense, net	25%	17%	20%	15%

Total other expense, net	25%	17%	20%	15%

Income (loss) before provision (benefit) from income taxes	(12)%	5%	4%	14%

Provision (benefit) from income taxes	(3)%	1%	1%	3%

Net income (loss)	(8)%	5%	3%	11%

Comparison of Three Months Ended March 31, 2020 and 2021

Revenues, net

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Revenues, net	$43,618	$67,811	$24,193	55%

Revenues increased $24.2 million, or 55%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was due in part to revenues from TCI and TazWorks acquisitions, which accounted for 24% of the growth. Of the remaining increase, Lending Software Solutions accounted for 16% of the growth and Data Verification Software Solutions accounted for 15% of the growth. Both solutions saw increases from new and ramping customers and also volume increases from existing customers.

Cost of Revenues and Gross Profit

Subscription and services

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Subscription and services	$11,135	$16,614	$5,479	49%

Subscription and services cost of revenues increased $5.5 million, or 49%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to an increase of $2.5 million in third-party costs, driven by higher volumes and additional costs related to TCI and TazWorks’s revenue. The remaining increase was related to higher compensation and benefits spend from the addition of TCI and TazWorks employees.

Amortization of Developed Technology

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Amortization of developed technology	$2,073	$2,862	$789	38%

Amortization of developed technology cost of revenues increased $0.8 million, or 38%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to additional capitalized software costs related to internally developed software and the related amortization.

Gross Profit

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Gross profit	$30,410	$48,335	$17,925	59%

Gross profit increased $17.9 million, or 59%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to an increase of revenues, as described above, partially offset by an increase in cost of revenues due to an increase in third-party costs and the acquisitions of TCI and TazWorks.

Operating Expenses

Sales and Marketing

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Sales and marketing	$2,024	$3,599	$1,575	78%

Sales and marketing expenses increased $1.6 million, or 78%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to increased headcount on our sales and marketing teams.

Research and Development

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Research and development	$4,307	$6,986	$2,679	62%

Research and development expenses increased $2.7 million, or 62%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to additional personnel-related expenses, largely from the acquisition of TCI and TazWorks teams.

General and Administrative

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
General and administrative	$13,625	$18,345	$4,720	35%

General and administrative expenses increased $4.7 million, or 35%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. There was a $1.6 million increase in amortization expense related to TCI and TazWorks acquired intangibles. The remaining increase was largely related to higher advisory services spend due to additional work around the potential IPO, various system implementations, and acquisitions.

Other (Income) Expense, net

Other Income

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Other income	$(1)	$(20)	$(19)	NM

Other income increased $0.1 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to higher customer settlement fees.

Interest Expense, net

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Interest expense, net	$8,857	$10,062	$1,205	14%

Interest expense, net increased $1.2 million, or 14%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to additional interest expense incurred from an incremental term loan borrowing in January 2021 of $100 million.

Provision from Income Taxes

	Three Months Ended March 31,		Change
(in thousands)	2020	2021	$	%
	(unaudited)
Provision from income taxes	$272	$2,132	$1,860	684%

Provision from income taxes increased by $1.9 million, or 684%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to net income before income taxes of $9.4 million during the three months ended March 31, 2021, compared to net income before income taxes of $1.6 million during the three months ended March 31, 2020.

Comparison of Year Ended December 31, 2019 and 2020

Revenues, net

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Revenues, net	$152,731	$199,340	$46,609	31%

Revenues increased $46.6 million, or 31%, for fiscal 2020 compared to fiscal 2019. Inorganic customer growth related to the TCI acquisition accounted for 2% of the growth in fiscal year 2020. Of the 29% organic growth, Lending Software Solutions accounted for 12% of the growth and Data Verification Software Solutions accounted for 17% of the growth, primarily driven by increased revenues from existing customers. Both solutions benefited from higher transaction volumes, largely due to an increase in consumer refinancing during fiscal 2020. An increase in closed and funded loans was the key driver for the increase in our Lending Software Solutions and the transactions driving growth for our Data Verification Software Solutions were primarily for mortgage credit reports. For both of our solutions, we receive incremental revenues if customers exceed their minimum commitments.

Cost of Revenues and Gross Profit

Subscription and services

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Subscription and services	$39,551	$49,480	$9,929	25%

Subscription and services cost of revenues increased $9.9 million, or 25%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to an increase of $6.5 million in third-party costs, driven by higher volumes and additional costs related to TCI’s revenue. The remaining increase was related to higher compensation and benefits spend from growth in the services team.

Amortization of Developed Technology

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Amortization of developed technology	$7,771	$8,874	$1,103	14%

Amortization of developed technology cost of revenues increased $1.1 million or 14% for fiscal 2020 compared to fiscal 2019. The increase was primarily due to additional capitalized software cost related to internally developed software and the related amortization.

Gross Profit

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Gross profit	$105,409	$140,986	$35,577	34%

Gross profit increased $35.6 million, or 34%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to an increase of revenues, as described above, partially offset by an increase in cost of revenues due to an increase in third-party costs and the acquisition of TCI.

Operating Expenses

Sales and Marketing

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Sales and marketing	$9,589	$9,371	$(218)	(2)%

Sales and marketing expenses decreased $0.2 million, or 2%, for fiscal 2020 compared to fiscal 2019. The decrease was primarily due to a decrease of $0.4 million in tradeshow expenses driven by the cancellation of our 2020 User Conference, offset by an increase in amortization of capitalized commissions expense of $0.4 million.

Research and Development

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Research and development	$15,966	$18,691	$2,725	17%

Research and development expenses increased $2.7 million, or 17%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to an additional $2.4 million in personnel-related expenses, largely driven by the build out of our product management and partner marketplace teams. In addition, there was $0.4 million in expense for our newly acquired TCI business.

General and Administrative

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
General and administrative	$59,536	$54,640	$(4,896)	(8)%

General and administrative expenses decreased $4.9 million, or 8%, for fiscal 2020 compared to fiscal 2019. The decrease was primarily due to bonuses required to be paid in the first half of 2019 related to the MeridianLink acquisition in 2018, these bonus payments were completed in May 2019 and increased 2019 compensation expense by $4.2 million. The remaining change related to a $0.9 million decrease from the 2019 disposal of a software development project, partially offset by fiscal 2020 costs of the newly acquired TCI business and IPO related offering costs.

Loss on Termination of Financing Obligation

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Loss on termination of financing obligation due to related party	$—	$5,755	$5,755	NM

Loss on termination of financing obligation due to related party increased $5.8 million, or 100%, for fiscal 2020 compared to fiscal 2019. The increase was due to the termination of the financing obligation during 2020, for which no similar event occurred in 2019.

Impairment on Trademarks

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Impairment on trademarks	$—	$5,362	$5,362	NM

Impairment on trademarks increased $5.4 million, or 100%, for fiscal 2020 compared to fiscal 2019. The increase was due to the impairment of the certain trademarks during 2020 as a result of the rebranding of certain product lines, as described above.

Acquisition Related Costs

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Acquisition related costs	$—	$1,579	$1,579	NM

Acquisition-related costs increased $1.6 million, or 100%, for fiscal 2020 compared to fiscal 2019. The increase was due to the acquisitions of TazWorks and TCI during 2020.

Other (Income) Expense, net

Other Income

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Other income	$(16)	$(41)	$(25)	156%

Other income increased $0.3 million, or 156%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to higher customer settlement fees.

Interest Expense, net

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Interest expense, net	$38,053	$34,686	$(3,367)	(9)%

Interest expense, net decreased $3.4 million, or 9%, for fiscal 2020 compared to fiscal 2019. The decrease was primarily due to a decrease in interest expense incurred on our credit facilities in 2020 as compared to 2019 due to a decreasing loan balance from quarterly principal payments made throughout 2020.

Provision (Benefit) from Income Taxes

	Year Ended December 31,		Change
(in thousands)	2019	2020	$	%
Provision (benefit) from income taxes	$(5,115)	$1,792	$6,907	135%

Provision (benefit) from income taxes increased by $6.9 million, or 135%, for fiscal 2020 compared to fiscal 2019. The increase was primarily due to net income before income taxes of $10.9 million during 2020, compared to a net loss before income taxes of $(17.7) million during 2019.

Seasonality and Quarterly Results

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonality as well as the timing of investments in growing our business. The timing and amount of any transaction revenues generated in excess of the contractually committed monthly minimum fee can be subject to fluctuations of consumer behavior tied to seasonality as well as macroeconomic conditions that impact consumer loan volumes. Typically, consumer loan activity is lower in the fourth calendar quarter of the year, corresponding to the traditional holiday season in the United States.

The timing of our implementation activities and corresponding revenues from new customers also are subject to fluctuation based on the timing of our sales. Sales may tend to be lower in the first quarter of each year than in subsequent quarters but any resulting impact on our results of operation has been difficult to measure due to the timing of our implementations and overall growth in our business. The timing of our implementations also varies period-to-period based on our implementation capacity, the number of solutions purchased by our customers, the size and unique needs of our customers and the readiness of our customers to implement our solutions. Our solutions are often the most frequent point of engagement between our customers and their clients. As a result, we and our customers are very deliberate and careful in our implementation activities to help ensure a successful roll-out of the solutions to their clients. Unusually long or short implementations, for even a small number of customers, may result in short-term quarterly variability in our results of operations.

We provide both Lending Software Solutions and Data Verification Software Solutions to our customers, and we believe that providing a breakdown of our revenues by solution type provides additional insight into period over period performance and the impact of seasonal and cyclical trends. While revenues from our Data Verification Software Solutions continued to increase year over year in fiscal 2020 largely due to the cyclical increase in consumer refinancing and mortgage credit reports during the ongoing COVID-19 pandemic, we continued to experience seasonal declines in the fourth quarter of the calendar year.

Our unaudited quarterly results of operations may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future results.

(in thousands)
	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Subscription fee revenues, net	$34,395	$35,178	$36,444	$31,566	$38,771	$44,000	$46,808	$47,460	$60,316
Professional services revenues, net	1,382	1,932	2,043	6,121	3,749	3,651	3,987	4,913	5,491
Other revenues, net	589	612	1,099	1,370	1,098	1,884	1,459	1,560	2,004

Total revenues, net	36,366	37,722	39,586	39,057	43,618	49,535	52,254	53,933	67,811
Lending Software Solutions revenues, net	27,255	27,406	28,759	29,876	30,539	32,799	33,362	37,054	43,134
Data Verification Software Solutions revenues, net	9,111	10,316	10,827	9,181	13,079	16,736	18,892	16,879	24,677

Total revenues, net	36,366	37,722	39,586	39,057	43,618	49,535	52,254	53,933	67,811
Cost of revenues:
Subscription and services	9,447	10,384	9,877	9,843	11,135	12,114	12,660	13,571	16,614
Amortization of developed technology	1,849	1,915	1,981	2,026	2,073	2,131	2,213	2,457	2,862

Total cost of revenues	11,296	12,299	11,858	11,869	13,208	14,245	14,873	16,028	19,476

Gross profit	25,070	25,423	27,728	27,188	30,410	35,290	37,381	37,905	48,355
Operating expenses:
General and administrative	15,648	14,742	13,151	15,995	13,625	13,693	12,975	14,347	18,345
Research and development	3,554	4,010	3,655	4,747	4,307	4,726	4,549	5,109	6,986
Sales and marketing	2,423	2,505	2,578	2,083	2,024	2,178	2,304	2,865	3,599
Loss on termination of financing obligation due to related party	—	—	—	—	—	—	—	5,755	—
Impairment of trademarks	—	—	—	—	—	—	—	5,362	—
Acquisition related costs	—	—	—	—	—	—	—	1,579	—

Total operating expenses	21,625	21,257	19,384	22,825	19,956	20,597	19,828	35,017	28,930

Operating income	3,445	4,166	8,344	4,363	10,454	14,693	17,553	2,888	19,405

(in thousands)
	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Other (income) expense, net:
Other income	(4)	(13)	—	(25)	(1)	(23)	7	(24)	(20)
Interest expense, net	9,565	9,430	9,157	9,901	8,857	8,517	8,659	8,653	10,062

Total other expense, net	9,561	9,443	9,157	9,876	8,856	8,494	8,666	8,629	10,042

Income (loss) before provision (benefit) from income taxes	(6,116)	(5,277)	(813)	(5,513)	1,598	6,199	8,887	(5,741)	9,363
Provision (benefit) from income taxes	(1,729)	(1,538)	(150)	(1,698)	272	1,304	1,869	(1,653)	2,132

Net income (loss)	$(4,387)	$(3,739)	$(663)	$(3,815)	$1,326	$4,895	$7,018	$(4,088)	$7,231

Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations primarily through cash flows from operations and long-term debt. As of March 31, 2021, our principal sources of liquidity were cash and cash equivalents of $73.5 million and unused capacity under our revolving line of credit of $35.0 million. Based upon our current levels of operations, we believe that our cash flows from operations along with our other sources of liquidity are adequate to meet our cash requirements for at least the next twelve months.

Our primary uses of cash are funding operations, funding acquisitions, capital expenditures, debt payments, and interest expense. Our use of cash is impacted by the timing and extent of the required payments for each of these activities.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the introduction of new and enhanced solutions, seasonality impacts on our business, timing and extent of spending to support our growth strategy, the continued market acceptance of our solutions, and future acquisitions of solutions or businesses. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
			(unaudited)
Net cash provided by (used in):
Operating activities	$21,795	$68,056	$18,573	$28,697
Investing activities	(6,039)	(115,392)	(2,360)	(86,695)
Financing activities	49,201	(10,553)	(1,248)	93,769

Net increase (decrease) in cash, cash equivalents, and restricted cash	$64,957	$(57,889)	$14,965	$35,771

Cash Flows from Operating Activities

Our largest source of operating cash is cash collection from sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel-related expenses, marketing expenses, and payments to third party vendors.

Operating cash flow is derived by adjusting our net income (loss) for non-cash operating items, such as depreciation and amortization, provision for doubtful accounts, amortization of debt issuance costs, unit-based compensation expense, deferred income tax benefits or expenses, loss on disposal of fixed assets, impairment charges, and changes in operating assets and liabilities, which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in our results of operations.

For the three months ended March 31, 2020, the net cash inflows from changes in operating assets and liabilities of $6.5 million primarily consisted of increases in deferred revenue of $12.2 million, accrued liabilities of $1.4 million, and accounts payable of $0.2 million, partially offset by increases in accounts receivable of $6.0 million and prepaid expenses and other assets of $1.2 million, and a $0.1 million decrease in deferred rent.

For the three months ended March 31, 2021, the net cash inflows from changes in operating assets and liabilities of $4.9 million primarily consisted of increases in deferred revenue of $15.2 million, accounts payable of $0.2 million, and accrued liabilities of $0.1 million, partially offset by an increase in accounts receivable of $8.9 million, increase in prepaid expenses and other assets of $1.6 million, and a decrease in deferred rent of $0.1 million.

For the year ended December 31, 2019, the net cash outflows from changes in operating assets and liabilities of $4.1 million primarily consisted of increases in accounts receivable of $1.3 million, prepaid expenses and other assets of $1.3 million and related party receivables due from the sellers of MeridianLink of $4.1 million, and a $5.2 million decrease in accounts payable, resulting primarily from timing of payments which also contributed to the offsetting increase of $8.3 million in accrued liabilities.

For the year ended December 31, 2020, the net cash outflows from changes in operating assets and liabilities of $1.4 million primarily consisted of increases in accounts receivable of $3.2 million and prepaid expenses and other assets of $2.1 million, partially offset by a $1.8 million increase in accounts payable, resulting primarily from timing of payments, an increase of $3.0 million in accrued expenses primarily due the addition of TCI and TazWorks sales tax liabilities, and an increase of $1.9 million in deferred revenue due to an increase in revenues in 2020 as compared to 2019.

Cash Flows from Investing Activities

Net cash used in investing activities of $2.4 million for three months ended March 31, 2020 consisted of $1.7 million in purchases of property and equipment and $0.7 million in capitalized software additions.

Net cash used in investing activities of $86.7 million for the three months ended March 31, 2021 consisted of $85.6 million of cash paid for the acquisition of TazWorks, $0.3 million in purchases of property and equipment and $0.8 million in capitalized software additions.

Net cash used in investing activities of $6.0 million for fiscal 2019 consisted of $3.4 million in purchases of property and equipment and $2.7 million in capitalized software additions.

Net cash used in investing activities of $115.4 million for fiscal 2020 consisted of $103.1 million and $5.0 million of cash paid for the acquisitions of TCI and TazWorks, respectively, $4.1 million in purchases of property and equipment and $3.2 million in capitalized software additions.

Cash Flows from Financing Activities

Net cash used in financing activities of $1.2 million for the three months ended March 31, 2020 consisted of $1.0 million of principal payments of long-term debt, $0.2 million of repurchases of units, $0.1 million of payments on the financing obligation due to related party.

Net cash provided by financing activities of $93.8 million for three months ended March 31, 2021 consisted of $100.0 million in proceeds from issuance of long-term debt, partially offset by $1.3 million of principal payments of long-term debt, $2.0 million of payments of debt issuance costs, $1.9 million of repurchases of units, $1.0 million payments of deferred offering costs.

Net cash provided by financing activities of $49.2 million for fiscal 2019 consisted of $60.0 million in proceeds from issuance of long-term debt and $9.3 million of proceeds from financing obligations due to related party, partially offset by $12.9 million of payments to the sellers of MeridianLink, $3.7 million of principal payments of long-term debt, $1.1 million of payments of debt issuance costs, and $2.4 million of repurchases of units.

Net cash used in financing activities of $10.6 million for fiscal 2020 consisted of $4.2 million of principal payments of long-term debt, $2.2 million of payments on the financing obligation due to related party, $3.1 million of repurchases of units, $1.0 million of deferred offering costs, and $0.1 million of payments on the Class A cumulative preferred return.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations, as of December 31, 2020:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
(in thousands)
Related party operating leases	$1,717	$842	$875	$—	$—
Third party operating leases	3,736	962	1,489	1,041	244
Long-term debt obligations(1)	533,397	5,941	8,669	393,787	125,000

Total	$538,850	$7,745	$11,033	$394,828	$125,244

(1)	The Company amended its First Lien Term credit arrangement in January 2021 and borrowed an additional $100 million in connection with its TazWorks acquisition.

Operating Leases

We lease office space under various operating lease agreements that expire through December 2026. We are recognizing the related rent expense on a straight-line basis over the term of each lease. Free rent and rental increases are recognized on a straight-line basis over the term of each lease.

One of the leases is with a related party with a term date of December 2022. For additional details, see the section titled “Certain Relationships and Related Party Transactions—Lease Agreements”. The monthly payments during 2019 and 2020 were $0.1 million and $0.1 million, respectively, and is subject to annual increases. The monthly payments during the three months ended March 31, 2020 and 2021 were both $0.1 million.

Long-Term Debt

For a detailed description of our long-term debt, please see the section titled “Description of Indebtedness” and Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties.

Additionally, in connection with the listing of our common stock on the NYSE, we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such director, officer, or employee agreements, and there are no claims that we are aware of that management believes could have a material adverse effect on our financial position, results of operations, or cash flows.

Off-Balance Sheet Arrangements

As of December 31, 2020 and March 31, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use, or ROU, model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations. The new standard provides for a modified retrospective approach which requires recognition at the beginning of the earliest comparative period presented of leases that exist at that date, as well as adjusting equity at the beginning of the earliest comparative period presented as if the new standard had always been applied. In July 2018, the FASB issued ASU 2018-11, which provides an additional transition method. Under the additional transition method, an entity initially applies the new leases guidance at the adoption date (rather than at the beginning of the earliest period presented). Therefore, an entity which elects the additional transition method would apply Topic 840 in the comparative periods and recognize the effects of applying Topic 842 as a cumulative adjustment to retained earnings as of the adoption date. If an entity elects the new transition method, it is required to provide the Topic 840 disclosures for all prior periods presented that remain under the legacy lease guidance. For us, the new standard is effective for fiscal years beginning after December 15, 2021, and interim periods beginning the following year. Early adoption is permitted. We have elected not to early adopt and are evaluating the potential impact on our consolidated financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. Rather than generally recognizing credit losses when it is probable that the loss has been incurred, the revised guidance requires companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that we expect to collect over the instrument’s contractual life. ASU 2016-13 is effective beginning January 1, 2023 and must be adopted as a cumulative effect adjustment to retained earnings; early adoption is permitted. We are in the early stages of evaluating the effect of this guidance on our consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for us for interim and annual reporting periods beginning after December 15, 2022; early adoption is permitted. We have elected to early adopt effective January 1, 2021, and do not expect the adoption of this standard to have a material impact on our consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles, Goodwill and Other (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, or ASU 2018-15, which requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement under the internal-use software guidance in ASC 350-40. ASU 2018-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020, with early adoption permitted. We are evaluating the potential impact of this guidance on our consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. For us, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. We are currently evaluating the timing of and impact of this guidance on our consolidated financial statement and disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited time to ease the potential accounting burden associated with transitioning away from reference rates, such as LIBOR, which regulators in the United Kingdom (U.K.) have announced will be phased out by the end of 2021. The expedients and exceptions provided by ASU 2020-04 are for the application of U.S. GAAP to contracts, hedging relationships and other transactions affected by the rate reform, and will not be available after December 31, 2022, other than for certain hedging relationships entered into before December 31, 2022. Companies can apply the ASU immediately. However, the guidance will only be available for a limited time (generally through December 31, 2022, as noted above). We are currently evaluating the impact of this guidance on our consolidated financial statements and related disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk is the risk of loss that may impact our financial position, future earnings, or future cash flows that may result from changes in financial market prices and rates. Our market risk is primarily a result of fluctuations in interest rates and inflation. We do not use derivative financial instruments for speculative, hedging, or trading purposes, although in the future we might enter into exchange rate hedging arrangements to manage the risks described below.

Interest Rate Risk

We have cash and cash equivalents held primarily in cash and money market funds. In addition, we have marketable securities which typically include U.S. government agency bonds, corporate bonds and commercial paper, and certificates of deposit. Cash and cash equivalents are held for working capital purposes. Marketable securities are held and invested with capital preservation as the primary objective. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Any declines in interest rates will reduce future interest income.

As of December 31, 2019 and 2020, we had an outstanding principal amount of $535.4 million and $531.3 million, respectively, under the First Lien Credit Agreement and the Second Lien Credit Agreement. As

of March 31, 2021, we had an outstanding principal amount of $630.0 million under the First Lien Credit Agreement and the Second Lien Credit Agreement. The interest rates on our First Lien Credit Agreement and Second Lien Credit Agreement are floating as described in the section titled “Description of Indebtedness.” If overall interest rates had increased by 10% during the periods presented, our interest expense would not have been materially affected.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. We continue to monitor the impact of inflation in order to reduce its effects through pricing strategies, productivity improvements, and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

BUSINESS

Who We Are

We are a leading provider of cloud-based software solutions for financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies, or CRAs—providing services to 1,925 customers, including 63 of the leading 100 credit unions per Credit Unions Online (as of September 2020), and a majority of the financial institutions on Forbes’ 2020 lists of America’s Best Credit Unions and Banks. Financial institutions are undergoing a digital transformation as they seek to transition business models, enhance or create new revenue streams, and increase client engagement. We support our customers’ digital transformations by helping them create a superior client experience with our mission-critical loan origination software, or LOS, digital lending platform, and data analytics. Our solutions allow our customers to meet their clients’ financial needs across the institution, which enables improved client acquisition and retention. Additionally, our solutions allow our customers to operate more efficiently by enabling automated loan decisioning and enhanced risk management.

Our software solutions operate at the center of financial institutions’ technology ecosystems and help our customers drive additional business volume, both directly and indirectly through our extensive network of integrations and partner relationships, or Partner Marketplace. Our omni-channel borrowing experience integrates the full spectrum of touch points a borrower may have with our customers—remotely via the web or a mobile app, in person at a branch, or telephonically through a client service representative. In addition to providing a streamlined workflow for our customers, which has been refined over 20 years with feedback from across our customer base, our Partner Marketplace provides them with optional integrations powered by our more than 580 partners as of March 31, 2021.

We believe that the collective capabilities offered through our Partner Marketplace further distinguishes our solutions from those of our competitors. We believe that our position in the credit union space provides stability to our business. According to the National Credit Union Administration, or NCUA, credit unions’ net worth, defined as the retained earnings balance, has increased $12.1 billion, or 6.8% year-over-year, to $190.3 billion as of December 31, 2020. Additionally, as reported by the NCUA, total assets in federally insured credit unions rose by $278 billion, or 17.7% year-over-year, to $1.84 trillion as of December 31, 2020 and, from December 2000 through December 2020, total assets in federally insured credit unions increased by $1.41 trillion, representing a compound annual growth rate, or CAGR, of 7.5%. In periods of economic uncertainty, such as the 2008 recession, credit unions still experienced loan and application growth compared to 2007 across several categories of consumer loans. According to National Credit Union Administration, or NCUA, and Federal Reserve data, in 2008 membership growth increased and outstanding loan balances increased year-over-year for personal loans and credit cards, while auto loan balances and mortgage volumes decreased year-over-year. Credit unions also saw growth in consumer savings in 2008 according to NCUA. We believe that similar trends to 2008 were evident during the 2020 recession as observed in our 2020 results compared to 2019, where we saw an increased number of account openings processed, as well as increased loan and application volumes for auto loans, mortgages and small business loans, while personal loan and credit card loan volumes decreased compared to 2019.

On average, credit unions are able to provide more competitive pricing than banks, enabling credit unions to remain competitive. Based on recent averages provided by NCUA, credit unions had more attractive rates for consumers across a variety of loan types. The national average rate that credit unions offer versus banks was 10.97% versus 12.55% for classic credit cards; 8.86% versus 9.98% for a 36-month unsecured fixed-rate loan, 4.27% versus 4.86% for a 5-year 80% home equity loan, 3.79% versus 4.15% for a LOC 80% home equity loan; 2.89% versus 5.06% for a 36-month used car loan; 3.02% versus 5.10% for a 48-month used car loan; 2.86% versus 4.68% for a 48-month new car loan; and 2.98% versus 4.77% for a 60- month new car loan.

Our solutions provide a fully digital workflow for our customers, extending from their clients’ initial account opening applications to our customers’ final extension of credit and, where necessary, collections activity. We enable our customers to offer a wide array of products and services to new and existing clients, replacing traditional manual processing and less nimble in-house solutions. Our solutions address nearly all categories of consumer lending, including mortgage, credit card, personal, auto, home equity, and small business loans, and provide the software tools and data necessary to deliver automated decisioning. Our solutions are available in the cloud, and we are working to transition all of our solutions to a public cloud by the end of 2022.

We offer our software solutions using a software-as-a service, or SaaS, model under which our customers pay subscription fees for the use of our solutions and typically have multi-year contracts with an initial term of three years. Our customer contracts are typically not cancellable without penalty. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the solution, fees per search, per loan application or per closed loan (with some contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees. We seek to deepen and grow our customer relationships by providing consistent, high-quality implementations and customer support services which we believe drive higher customer retention and incremental sales opportunities within our existing customer base. We plan to continue investing in migrating all of our solutions onto a single platform resident in a public cloud and driving product development to further increase customer cross-selling and retention. We believe that our increased focus on our go-to-market strategy and partnerships will drive incremental opportunities for revenue and accelerate client cross-sell growth.

We have had a strong track record of growth throughout our operating history, including through the ongoing COVID-19 pandemic. Our total revenues were $152.7 million and $199.3 million for 2019 and 2020, respectively, representing a 30.5% growth rate. Our total revenues were $43.6 million and $67.8 million for the three months ended March 31, 2020 and 2021, respectively, representing a 55.5% growth rate. We also had subscription fee revenues of $137.6 million and $177.0 million for 2019 and 2020, respectively, representing a 28.6% growth rate. Our subscription fee revenues for the three months ended March 31, 2020 and 2021 were $38.8 million and $60.3 million, respectively, representing a 55.4% growth rate. Our net loss for 2019 was $12.6 million and our net income for 2020 was $9.2 million, while our net income for the three months ended March 31, 2020 and 2021 was $1.3 million and $7.2 million, respectively. Our Adjusted EBITDA was $64.5 million and $104.6 million for 2019 and 2020, respectively, representing an increase of 62.3%. Our Adjusted EBITDA was $21.5 million and $34.4 million for the three months ended March 31, 2020 and 2021, respectively, representing an increase of 59.8%. Our gross margin was 69.0% and 70.7% for 2019 and 2020, respectively, while our gross margin for the three months ended March 31, 2020 and 2021 was 69.7% and 71.3%, respectively. Our Adjusted EBITDA margin was 42.2% and 52.5% for 2019 and 2020, respectively, and 49.2% and 50.6% for the three months ended March 31, 2020 and 2021, respectively. See “Non-GAAP Financial Measures” for a reconciliation of non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP, and a discussion of our management’s use of Adjusted EBITDA and Adjusted EBITDA margin.

Our Value Proposition

Our software solutions enable financial institutions to streamline loan decisioning, account opening, deposit taking, loan origination, and customer collection workflows to help drive higher client retention. The wide array of financial institutions we serve, which include banks, credit unions, mortgage lenders, specialty lending providers, and CRAs, all have varying needs. Our technology and solutions empower consumer financial institutions, such as credit unions and community banks, to more effectively compete with tier 1 banks by making their products and services simpler and faster for their clients with enhanced features and functionality. In addition, CRAs leverage our solutions as their system of record to deliver credit and other information from a number of data vendors (including the credit bureaus) to enable lending decisions for financial institution customers. Our software for CRAs manages workflow, relationships with the credit bureaus, back-end packaging, non-credit data access, and billing.

Our solutions provide our customers with:

•	an LOS that provides an end-to-end digital lending process, including automated decisioning, underwriting, pricing, fee, and margin management tools;

•	a cross-selling engine that identifies potential lending and deposit taking opportunities;

•	a comprehensive LOS application programming interface, or API;

•	a broad array of integration partners to augment and extend our solutions;

•	a dynamic workflow based on each customer’s unique business protocols;

•	a modern user interface, or UI, design;

•	configurability that can incorporate feedback from our customers’ clients;

•	cloud-based SaaS delivery with frequent updates (currently monthly releases) to ensure quality and assist customers with their compliance obligations;

•	managed workflow, relationships with credit bureaus, back-end processing, packaging, non-credit data access and verification for CRAs; and

•	data reporting and analytics.

By automating and improving on existing processes through the use of our solutions, our customers can save time and resources while reducing operational risk and improving customer retention, acquisition, and satisfaction.

Who We Serve

We have had the privilege of helping our customers over the past 20 years to revamp their lending and account opening processes, reduce operational costs, and increase revenue. Our diverse client base includes 1,925 customers as of December 31, 2020, including banks, credit unions, mortgage lenders, specialty lending providers, and CRAs. As of December 31, 2020, our customer mix includes 63 of the leading 100 credit unions per Credit Unions Online (as of September 2020), and a majority of the financial institutions on Forbes’ 2020 lists of America’s Best Credit Unions and Banks. Our broad reach provides connections to over 200,000 active system users, who are individuals who have accessed one of our solutions in the 90 days prior to our measurement period of January 18, 2021.

We focus our efforts on financial institutions. Our addressable market also includes specialty lending customers that target consumer credit opportunities. Specialty lending companies drive higher per customer application volume and help diversify our end-markets. Our technology enables our customers to bridge the functional silos of their institutions and thereby increase their ability to serve more of their clients’ needs and achieve incremental revenue.

We are proud of our track record of excellence with an average Net Promoter Score, or NPS, across our consumer loan origination, mortgage loan origination and data verification solutions of 32 as of December 2020. An NPS can range from a low of –100 to a high of +100. NPS measures the willingness of customers to recommend a company’s products or services to other potential customers and is viewed as a proxy for measuring customers’ brand loyalty and satisfaction with a company’s product or service. In addition, we believe that our extensive Partner Marketplace helps distinguish us from our competitors as we have integrations with over 580 partners as of March 31, 2021. Our integrations include both large, established players and emerging disruptors. Our Partner Marketplace drives value for our customers by expanding their access to the tools needed to streamline the loan and account opening processes within the workflow management of our solutions.

History

We have expanded our offerings and customer base through a combination of in-house initiatives and accretive acquisitions to support continuous innovation for our customers’ benefit. Our expanding suite of technology and services has contributed to our growth despite a variety of market conditions over the past two decades. During and after the global financial crisis, we believe that we became a preferred provider among consolidating CRAs and community financial institutions due to our innovation and focus, including functionality to bundle account opening and the loan origination process into a seamless workflow, thereby enabling our customers to increase their market share.

Thoma Bravo acquired and combined MeridianLink with CRIF Corporation, or CRIF, in June 2018. The acquisition of CRIF’s capabilities coupled with an aggressive integration plan accelerated the growth of the combined company. We have realized substantial synergies through the full functional integration of MeridianLink and CRIF, including unified back-office systems and alignment of customer support and elimination of duplicative product development costs. The MeridianLink and CRIF solutions, however, continue to operate independently as supported by the integrated back-office teams. The MeridianLink solutions are considered the “go forward” platforms such that some customers using CRIF solutions have begun migration onto MeridianLink platforms. Additionally, CRIF solutions are not currently being sold or marketed. However, we have made investments in resources to allow the legacy CRIF products to continue to operate, and there is no planned sunset or end of life for those products. Continued optimization of the business has led to accelerated revenue growth, and increased customer retention, as well as improving operating margins. Prior to our acquisition by Thoma Bravo, we grew primarily through responding to potential customers’ requests for proposals, or RFPs, and inbound calls and focused on retaining and expanding existing accounts. Since the acquisition by Thoma Bravo, we further invested in direct marketing and selling efforts to expand into financial institutions that fit within our existing target markets. In addition to acquiring new customers, our direct selling efforts include cross-selling and upselling of our expanding capabilities into our substantial customer base.

In November 2020, we acquired Teledata Communications, Inc., or TCI. TCI is the creator of DecisionLender, a SaaS loan origination solution that was first released in 1998. DecisionLender is an industry-trusted LOS that primarily serves the indirect lending needs of banks, credit unions, and financial companies nationwide. By integrating TCI’s knowledge and technologies, we seek to accelerate innovation within our LOS solution roadmap in order to provide our customers with leading enterprise business solutions.

In December 2020, we acquired substantially all of the assets of TazWorks. TazWorks is the creator of TazCloud, an end-to-end technology solution for the background screening industry. TazCloud supports a large number of independent screening agencies across the nation and includes a robust suite of screening applications, a powerful API, and advanced business intelligence tools that help screening professionals operate efficiently. TazCloud delivers a robust network of integrations ranging from quality data providers to human resource information systems, property management, applicant tracking systems, and drug screening providers. TazWorks provides us with capabilities that are highly complementary to our Mortgage Credit Link offering, enabling us to provide our CRA customers with a better and more enriching experience.

The TCI and TazWorks solutions represent product offerings not previously fully offered by the MeridianLink solutions. We consider these solutions to be complementary to MeridianLink’s prior offerings, and plan to continue to market and sell them. We are considering integration of these solutions with other MeridianLink solutions on the product roadmap at a future date.

Industry Background

The financial services sector is in the midst of a transition from offering primarily in-branch services to providing hybrid in-person and digital services. This transition has recently accelerated, leading to increased investment in software that enables digital capabilities. We are well-positioned to assist our customers to compete with tier 1 banks and digital market entrants. We enable financial institutions to leverage their cost of capital advantage and community presence by allowing them to execute faster. With the digital edge we provide, our customers become more competitive in this evolving environment, which drives further volume on our platform.

Growing financial institutions demand for streamlined consumer lending software to accurately and efficiently gather the data needed to open and process all types of accounts and loans. Our core customers tend to lack the resources required to match the modernization and technology investment efforts of larger industry players. At the same time, digitalization remains critically important for our customers to compete. Having the ability to automate workflows and provide a user-friendly online process enable a financial institution to grow and maintain their client base. Our solutions provide our customers with the ability to succeed in the evolving digital lending marketplace. Financial institutions use our solutions as their LOS to provide a frictionless experience by consolidating data from all existing channels—mobile, online, branch, call center, indirect, retail, and kiosk—into a single origination point. When the lending and account origination processes are straightforward, branch staff have more time to serve their clients’ needs in an efficient and timely manner.

Digital transformation in financial institutions is accelerating software adoption and driving technology spend. Investments in digital solutions are critical for obtaining and retaining clients and this necessity has accelerated in the COVID-19 era. Our automated workflows allow for responsiveness and savings on operational costs. Technology in the origination process translates into a significant competitive advantage for lenders. We believe that the ongoing digital transformation of mid-tier financial institutions will be a driver of our growth over the next decade, as changing needs mean more demand for additional modules and services from new and existing clients. Our software solutions assist a financial institution in its determination of what loans a client can qualify for today, accelerates the processing and funding of a loan through automated decisioning and workflow, and informs the client how to improve his or her access to credit tomorrow or further into the future. Local financial institutions have begun to adopt online lending, but significant runway exists. See the section titled “—Market Opportunity” for more information.

Rising mortgage loan volume and origination costs drive demand for systems that optimize lending decisions and loan composition in an automated, accurate manner. The cost to originate mortgage loans in 2019 was 150% of the cost to originate such loans following the 2008 financial crisis, driven in no small part by personnel and ancillary costs required to comply with evolving regulations. The traditional mortgage loan origination process is outdated, requiring lengthy processes and paper forms. As of October 2020, it takes an average of 54 days to originate a mortgage loan. Advancements in mortgage LOS are transforming the process to be more automated, paperless, and fully-remote, from the initial application to closing and thereafter, greatly bolstering loan processing efficiency.

Delivery of secure and accurate data from disparate sources to institutions that rely on independent verification services. While potential customers will sometimes opt to create their own solutions to address these needs or build additional functionality into other competing solutions, launching data initiatives can be expensive, time consuming, and risky, which can be further complicated by adding credit, income, and other verification data into existing solutions. We offer complete back office functionality for CRAs and other verification service providers to process credit standing, employment, income, and tax transcript verification.

Data and analytics as an increasing area of focus by our customers. Our customers are increasingly seeking to understand both their clients and their own operations at a greater level of detail. To better serve our clients, our data intelligence solution provides intuitive dashboards, easy to read reports, and meaningful operational benchmarking data, presenting a comprehensive solution for the multi-level audience within an organization. Though our data and analytics solutions amount to a single digit percentage of our total revenues in 2020, data products that allow customers to obtain standard data reporting and analytics have been an area of focus and growth for us and our customers.

Market Opportunity

Our currently addressable market includes the U.S. consumer lending categories of small business, home equity, auto, personal, credit card, and mortgage, as well as data access for credit, income verification, and other related services. Financial institutions continue to invest in software applications and infrastructure, and global demand for cloud-based solutions in banking continues to increase. IDC estimates that SaaS revenues from the banking sector are projected to increase from $16 billion in 2019 to $32 billion in 2024, representing a CAGR of 16%. IDC estimates that approximately 60% of SaaS revenues from the banking sector are derived from the United States, where they are projected to increase from $10 billion in 2019 to $19 billion in 2024, representing a CAGR of 14%. Furthermore, according to the EY Global Banking Outlook 2018, 85% of global banks are undertaking digital transformation to modernize their operations and more than 60% of global banks intend to increase investment in cloud technology before 2021.

We conservatively estimate, based on independent analysis from a study we commissioned from Cornerstone Advisors, that the total U.S. domestic addressable market opportunity, in the primary solution categories that our software solutions serve, to be $10 billion. This study by Cornerstone Advisors employed metrics regarding the number of addressable credit unions, banks, and independent mortgage companies; estimated transaction volumes at institutions of various sizes; and estimated transaction and annual fees. This bottoms-up analysis spanned across five market channels, including estimated addressable markets of $5.8 billion for loan origination software (including consumer, mortgage, commercial, marketing automation, loan decisioning and merchant-based buy now, pay later lending), $2.4 billion for account opening and point-of-sale software, $1.0 billion for portfolio and lending performance software, $0.6 billion for collection software, and $0.3 billion for data access software (including consumer data and CRA enablement). This study calculated estimated addressable markets across these five market channels based on a calculation tied to fixed price per application, fixed annual fees, fixed setup fees, or fixed average number of purchasers, depending on the relevant channel.

While the overall software spend within the banking sector has continued to grow, we believe our focus on credit unions provides added strength to our business. According to the NCUA, credit unions’ net worth, defined as the retained earnings balance, has increased $12.1 billion, or 6.8% year-over-year, to $190.3 billion as of December 31, 2020. Additionally, as reported by the NCUA, total assets in federally insured credit unions rose by $278 billion, or 17.7% year-over-year, to $1.8 trillion as of December 31, 2020 and from December 2000 through December 2020, total assets in federally insured credit unions increased by $1.4 trillion, representing a CAGR of 7.5%. These recent trends are also observed over the longer term, with the NCUA reporting that credit unions experienced average annual loan growth of 7.0% and average annual asset growth of 7.5% from 2001 to 2020.

Competitive Strengths

Our end-to-end, omni-channel lending platform provides our customers with valuable cross-sell opportunities, third-party technology integrations, and full decisioning capabilities supporting every aspect of the loan origination process. We are differentiated by our strong customer support and extensive integration capabilities as well as our depth of market knowledge from our 20-year operating history and singular focus on lending and credit products. Our position as a leading provider of mission-critical software solutions for financial institutions is built on the following strengths:

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Streamlined consumer lending software. Our automated workflow and integration tools provide our diverse customer base with a robust software infrastructure that saves them time on rudimentary tasks and allows them to compete with financial institutions of any scale. We also save them time and resources by automating the verification of data through third party channels.

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Complete loan decision engine. Our decision engine supports every aspect of the loan origination process by providing deep credit analysis, automated condition generation, automated fee calculations and non-qualified mortgage product support. Employing our engine enables more efficient credit decisions and more accurately priced loans to facilitate precise and consistent underwriting decisions. Our solutions enable decisions for a variety of loan types, and our mortgage and consumer decision engines work together to drive compelling cross-sell opportunities.

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Comprehensive digital lending software solution. Our solutions are integrated into a comprehensive lending software solution across consumer, mortgage and account opening, which we believe differentiates us from other technology suppliers to middle-market financial institutions.

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Integrated Partner Marketplace. We have more than 580 partners as of March 31, 2021, including e-signing vendors, insurance providers, dealership integrators, credit card processors, home banking systems, settlement service tools, and more, which integrate into our solutions and bring value to our customers. Our customers can use these integrations and their functionalities through a single platform interface, without needing to access other applications outside of our software solutions. Our approach to integration allows our customers to tailor their solutions to best suit their needs. We have spent more than a decade investing in our Partner Marketplace and we believe we have one of the most comprehensive networks of partners offering the functionality that our customers demand. These integrations enable our customers to extend and augment our solutions to better pursue their specific business strategies. We generate a material amount of revenues from our Partner Marketplace, however our Partner Marketplace is not a discrete product offering, and the revenues generated by us through our Partner Marketplace extend beyond the fees that we may receive directly from our partners for providing integrations with our platform. Our more than 580 partner relationships as of March 31, 2021, include vendor partners, reseller and referral partners, integration partners, technology partners and channel partners. We generate a material amount of revenues through our Partner Marketplace in various ways, such as (i) when a referral partner refers a new customer to us resulting in subscription fee revenues or professional services revenues, (ii) when a channel partner or reseller partner sells our solutions to such partner’s customers resulting in subscription fee revenues or professional services revenues, (iii) when we resell our partners’ products and services through our platform and generate revenues in the amount of the difference between the amount we charge our customers for such product or service and the amount owed to the partner, or (iv) when we charge either one time or ongoing fees related to connecting to technology or integration partners. These are but a few of the ways that revenues can be generated by us through our Partner Marketplace, and in the aggregate, such amounts are expected to be material to the Company for the foreseeable future.

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Better customer experience. Our solutions allow our customers to better serve and retain their clients. Our modern UI makes the borrower experience more intuitive and efficient. By helping banks and credit unions deliver compliant loans faster, we help our customers drive borrower satisfaction. Our financial institution customers are, in turn, able to deepen their relationships with existing clients through better service, appropriate cross-selling and efficient integration with core data.

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Return on investment for banks and credit unions. Our solutions improve results for our customers, including support for regulatory requirements, increased cross-selling opportunities, higher loan volume and reduced cycle times, churn and costs. Our solutions provide a consistent user experience, or UX, combined with dynamic workflow and automation to reduce the time spent and errors associated with manual work. This seamless experience allows bankers and credit officers to better serve their clients.

Our software and data delivery solutions for CRAs provides our customers with the ability to offer lenders a one-stop solution for verification services. The ability to provide accurate and compliant credit, income and other verification information is a requirement for financial institutions who must make rapid underwriting decisions within strict and changing regulatory regimes. We are differentiated by our strong customer service, broad system integrations, and dedication to simplifying inherently complex processes. Our position as a leading provider of mission-critical, software platforms for CRAs is built on the following strengths:

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Maintain compliance in a demanding regulatory environment. We enable our customers to grow faster by providing more responsive service to their clients, enabled by our continuous investment in our software solution capabilities to ensure high compliance with minimal risk. Increased regulation typically means a higher workload for people in financial services because it takes time and effort to adapt business practices that follow the new regulations. Addressing this increased workload and inefficiency drives demand for our workflow automation and productivity. While regulatory compliance remains the responsibility of our customers, our solutions help enable compliance with ease through monthly push updates for most solutions.

•	Integrated capabilities. Our partners enable our CRA customers to meet many of their data delivery needs without managing the complexity of accessing services and billing across multiple vendors.

Growth Strategy

We believe there are significant growth opportunities driven by end-market expansion and geographic extension. We seek to capture additional growth driven by new logo acquisition, organic cross-sell and upsell opportunities with our customers, as well as through potential acquisitions. We intend to continue growing our business by executing on the following strategies:

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Continue adding customers in our target market. We believe there is untapped market potential in the loan origination and digital banking markets. Significant runway exists as financial institutions begin to adopt online lending and account opening practices and require more efficient technologies. We provide these services to institutions of all sizes and complexities. By focusing on better sales execution, providing and allocating resources where needed, and improving marketing efforts, we are confident in our ability to expand our customer base within our target market.

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Expanding our target market. Our current focus is on the middle market, catering predominantly to financial institutions such as community banks and credit unions with assets under management between $100 million and $10 billion. We believe a large opportunity exists in expanding our target market to new customers with less than $100 million or greater than $10 billion in assets under management. In our down-market, smaller institutions commonly use spreadsheets or other inexpensive alternatives. These companies have a smaller volume of loans per month, but there is opportunity to alter our solutions to offer targeted packages with lower implementation fees.

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Pursue unrealized upsell and cross-sell into client base. Our go-to-market strategy and partnerships drive incremental revenue and client cross-sell growth. We have demonstrated our ability to retain customers with strong annual customer retention and to expand existing customers’ solution adoption through upselling and cross-selling. We believe there is further opportunity to expand within and across our existing customer base by cross-selling all consumer loan types, upselling modules of existing products, and promoting the adoption of new products.

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Launch new products. We are focused on introducing new solutions and enhancing services and capabilities in areas including digital lending, data insights, and collections, to further expand our reach into the consumer and commercial lending markets. We are enhancing our offerings to create additional value for new and existing customers in order to increase our share-of-wallet and further distance ourselves from our competition. In 2020, we delivered significant UX and UI enhancements to our consumer loan origination solution along with performance updates to four major application types. We updated UX to increase usability, and we are in the process of developing our next generation platform, MeridianLink One, that will integrate all of our current solutions into one digital lending and deposit account opening platform. For more information on this unified, cloud-native SaaS platform, please see the section titled “—Technology and Solutions.”

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Expand monetization of Partner Marketplace. We have designed our solutions to act as the gateway for third parties to access our financial institution and CRA customers, accelerating the loan application and decisioning processes and reducing expenses. With over 580 partners as of March 31, 2021, we are able to capitalize on one-time service fees and revenue share in platform partner fees. As we grow our business, we expect to bring on board additional vendor partners driving further monetization opportunities. We also intend to cultivate and leverage network partners to grow our market presence and drive greater sales efficiency.

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Selectively pursue strategic mergers and acquisitions. In addition to developing our solutions organically, we may selectively pursue acquisitions, joint ventures or other strategic transactions that provide additional capabilities or customers, or both. We expect these transactions to focus on innovation to strengthen and expand the functionality and features of our client solutions suite, gain market share and/or expand our global presence into new markets and geographies. For example, in 2018 we acquired CRIF, and in 2020 we added the indirect lending capabilities of TCI and also acquired the powerful screening platform and API infrastructure from TazWorks.

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Full public cloud migration to drive enhanced capacity, flexibility, and security. As we migrate fully to the public cloud, we seek to expand on our successes and deliver an even better experience for our customers, driven by the highly scalable and configurable nature of our platform, regardless of the size and complexity of the financial institution. Customers will have the ability to digitally serve clients, while automation and digitization capabilities reduce duplicative work and increase efficiency. We believe that the full migration of our solutions to a public cloud, from our current private-public cloud hybrid approach, will further enhance the ability of financial institution employees to work from their office or remotely and serve their clients 24/7/365. We believe this migration will help customers further reduce costs through the added upsell and cross-sell capabilities we intend to introduce, as well as allow customers to benefit from public cloud functionality which includes automatic push of new updates from public cloud partners.

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Substantial runway for increasing penetration domestically and enhancing solutions for international expansion. Today our revenues are all domestic, and the U.S. market provides substantial runway for continued growth. In addition, we believe that enhancing our capabilities to serve customers in international markets represents an opportunity to deliver our solutions and expand our customer base to financial institutions of all sizes and complexities around the world.

Technology and Solutions

Our software provides our customers with an end-to-end solution that improves workflow within a financial institution. Our solutions are focused on driving increased loan origination and partner interactions at each digital touch point, but also help our customers simplify how loans are processed and decisioned, so that increased client volume does not materially increase costs incurred by our customers. This enhanced efficiency enabled by the improved workflow we facilitate allows our customer to improve their financial performance. Our actively marketed solutions and services include both Lending Software Solutions and Data Verification Software Solutions. Our Lending Software Solutions include:

•	Point of Sale Systems;

•	Account Opening Software;

•	Consumer LOS;

•	Mortgage LOS;

•	Collection Software; and

•	Analytics and Business Intelligence.

Our technologies directly connect our financial institution customers and the clients they serve, creating an omni-channel experience by integrating all potential client touch points onto a single platform. We provide software solutions that simplify loan decisioning, deposit and loan origination, and workflow by providing accurate information within a streamlined user-friendly platform. Our solutions were designed by bankers who understand how financial institutions work and have been built to consistently drive value through increased profitability and efficiency while facilitating regulatory compliance. With over 1,000 configuration points and over 400 third-party integrations as of March 31, 2021, and a robust underwriting and pricing engine, our solutions can be configured to fit the needs of a wide variety of financial institutions. In connection with our ongoing development and launch of MeridianLink One, in February 2021, we introduced a product-wide rebranding of our offerings under the unified brand of MeridianLink. Our rebranded core offerings include our Lending Software Solutions and our Data Verification Software Solutions as follows:

Lending Software Solutions

Point of Sale Systems

We offer a Point of Sale system that allows financial institutions, regardless of size, to easily expand existing lending and deposit account origination platforms to online consumers while ensuring control of the entire online application experience. From the ability to determine which loan and deposit account applications to make available online, to customizing the look and feel to match an existing web presence, our system has hundreds of configurations available to tailor the online application process to meet a financial institution’s business objectives. Our system is the consumer touch point and funnel for consumer loans by integrating seamlessly with the all-in-one platform consumer LOS and account opening software so that online applications route securely and reliably into the customer’s existing platform. We currently offer this through our MeridianLink Portal product.

Account Opening Software

We offer a comprehensive cloud-based online account opening and deposit software solution. The platform unifies deposit account opening and funding for all channels and product types. With robust functionality ranging from identity verification, OFAC checks, e-signature, switch kits, and core system connectivity, our platform saves operational costs and increases customer satisfaction from application initiation to account creation. We currently offer this through our MeridianLink Opening product.

Consumer LOS

We offer LOS software that provides a full loan solution suite to banks and credit unions. Our solution offers automated underwriting and pricing for indirect loans (auto and retail), consumer lending (direct auto, unsecured and secured personal loans), lines of credit, or LOCs, business loans, home equity loans, home equity lines of credit, or HELOCs, and vehicle leases. As a single loan origination system, our software consolidates applications from all channels, applying the same rules and processes to ensure a streamlined process for institutional staff and a user-friendly consumer experience for customers. The solution provides frictionless experience by consolidating data from all existing channels—mobile, online, branch, call center, indirect, retail and kiosk—into a single origination point. The modern, intuitive, and efficient UI makes everyday transaction processing easier. In addition, our cross-sell engine identifies potential cross-sell opportunities, such as credit card debt consolidation or auto loan refinancings, for our customers. Our consumer LOS is offered as MeridianLink Consumer.

Mortgage LOS

We offer cloud-based software designed for financial professionals to optimize the end-to-end mortgage loan origination process. We use automation, technology, and a dedicated support staff to help lenders deliver fast and compliant loans. This includes a complete decision engine that provides deep credit analysis, automated condition generation, and automated fee calculations – all of which increase the efficiency of the origination. Our suite of tools (including Open API, PriceMyLoan, eDocs, and web portals) allows for individual customization while enabling regulatory compliance. We currently offer this through our MeridianLink Mortgage product.

Collection Software

We offer a web-based debt collection software that helps customers easily and efficiently manage delinquencies. The software provides benefits with a sleek UI that is simple to use, allowing users to be quickly trained to set up and to manage the product. In addition to replacing tedious workflows with automation, sophisticated analytics, and easy-to-use functionality, it has the capability to evolve with our customers’ operations and goals. The collection software is offered as MeridianLink Collect.

Analytics and Business Intelligence

We offer a range of solutions that deliver the quality and expertise of an internal team through agile tools. Our analytics tools are aimed at goals including maximizing our customers’ credit portfolio performance through tailored services as well as allowing our customers to make better and faster business decisions. The solutions are designed with interactive visualizations and various filter dimensions to enable our customers to optimize their experience. We provide intuitive dashboards, easy-to-read reports, and a powerful exploratory sandbox, presenting a comprehensive solution for a multi-level audience while providing insights for omni-channel execution. Our analytics and business intelligence tools are currently offered through MeridianLink Consulting and MeridianLink Insight.

Data Verification Software Solutions

We offer a plug-and-play cloud-based order fulfillment hub for bankers and credit officers. Our software simplifies product ordering with an intuitive web interface and integrated tools for order fulfillment. The solution provides users access to a large network of consumer credit, data, and verification service providers and allows them to process credit liability, employment, income, and tax transcript verification. A comprehensive list of product and service APIs allows for integrations into a number of applications for a seamless experience to minimize human error and to reduce costs. Our Data Verification Software Solutions are currently offered through Mortgage Credit Link and Credit API.

Additional Solutions

In addition to the solutions listed above, we support additional loan origination systems, other credit decisioning tools, and additional solution modules. Several of these additional solutions, including ACTion, LCC/Appro, BizMark/Mark4, Sail/Teres, and Synergy, came to us via acquisitions and we are proud of the legacy of these solutions and committed to ensuring the best journey for these customers. Wherever possible, we seek to make available the capabilities and innovations of our new solutions to those customers on older versions of our solutions.

MeridianLink One

We are in the process of developing our next generation platform, MeridianLink One – a unified, cloud-native SaaS platform. This all-in-one digital lending and deposit account opening platform will be powered by a smart cross-sell optimization engine. We are designing this new platform to span mortgage and consumer loan origination, offering enhanced transparency and efficiency to process loans. We are designing a proprietary smart debt optimization engine to deepen the integration of our data verification and LOS solutions to empower loan officers to maximize loan acceptance rates, boost cross-sell opportunities, and deepen their relationships with clients. Additionally, we are designing the platform so that it continues to provide access to our large network of third-party integrations and further accelerate the loan process and reduce expenses for our customers.

Financial Model and Key Metrics

Our revenues are broken out between three components: subscription fees, professional services, and other revenues. Our subscription fees consist of revenues from software solutions that typically are multi-year contracts with an initial term of three years. Our customer contracts are typically not cancellable without penalty. Our subscription fee revenues include annual base fees, platform partner fees, and, depending on the solution, fees per search or per loan application or per closed loan (with some contractual minimums based on volume) that are charged on a monthly basis, which we refer to as volume-based fees. Our professional service fees are fees driven by professional services for the setup and configuration of platform modules for customer needs as well as certain consulting engagements regarding best practices and analytics. Our other fees consist of one time and recurring fees that include implementation fees, annual fees, and revenue sharing based on revenue generated, applications or loans, or some combination of the above.

Our pricing model provides us with substantial revenue visibility, where predictable revenue streams consisting of subscription fees accounted for approximately 90% and 89% of total revenues in 2019 and 2020, respectively. We have high customer and revenue retention due to the nature of the services we provide. Customer onboarding and loan origination workflows within financial institutions are complicated with significant compliance requirements and often require integration with legacy systems that are highly customized and fragmented.

Our pricing model provides us with several monetization opportunities to receive revenues in excess of what is contractually committed by our customers. Current pricing requires a contractual commitment for a minimum revenue amount, which correlates to an allowable amount of applications in that month. Customers can achieve lower per application pricing by contracting for a higher monthly revenue commitment. Above their commitment level, customers pay on a per transaction basis if their volume surpasses their minimum commitment level. For non-mortgage consumer loans, including personal loans, auto loans, and credit cards, clients pay per-application, regardless of whether the application is accepted or denied. For our mortgage loan product, clients pay for closed, funded loans. Contract length with clients is usually three years, but can range from one to seven years.

An additional opportunity for generating revenues in excess of what is contractually committed is through our Partner Marketplace. Through reseller and referral relationships, we receive revenues based on our customers’ use of a partner’s services. In many instances, our partners have their own sales and marketing efforts targeted at our customers – and when those third party sales efforts are successful for our partners, it also generates fees for us. We also market our partners’ solutions to our customers as a way to generate revenues, and also to ensure that our customers are leveraging the full benefit of our solution, which includes the capabilities offered through our partners.

Our Customers

The market for our solutions is competitive. We compete with point solution providers, core processing vendors, and internally-developed solutions. Our customers often are using our solutions to replace systems or workflows they used and followed for long periods of time. At times, they are implementing our solutions as part of a larger, complex system upgrade. Regardless of the reasons a customer has for adding a new system, ultimately our customers expect that our solutions will deliver value over whatever product or process they utilized previously. Our ability to drive efficiency, provide enhanced workflows, deliver consistently high-quality customer support, and maintain integrations with over 580 partners as of March 31, 2021 distinguishes us from our competitors.

We have a diverse client base, which as of December 31, 2020, includes 1,925 financial institutions, including 63 of the leading 100 credit unions per Credit Unions Online (as of September 2020), and a majority of the financial institutions on Forbes’ 2020 lists of America’s Best Credit Unions and Banks.

Customer Case Studies

America First Credit Union

America First Credit Union, founded in 1939 in Salt Lake City, has 128 branches, over 1 million members, and approximately $14.4 billion in assets.

Situation: America First Credit Union wanted an efficient process that would help grow and retain its members. America First Credit Union were searching for two solutions, one for new account origination and one for loan origination.

Solution: Upon the implementation of MeridianLink Consumer (formerly known as LoansPQ®) and MeridianLink Opening (formerly known as XpressAccounts®), America First Credit Union discovered how seamless both solutions work together and how easy to use they are for branch staff.

•	The implementation of MeridianLink Consumer and MeridianLink Opening made the lending and new account opening process faster and more efficient for America First Credit Union employees.

•	The solutions’ seamless integration capabilities and easy to use functionalities cuts down on training and creates faster origination times and a better member experience.

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The dynamic workflow functionalities in both MeridianLink Consumer and MeridianLink Opening allowed for the team to work closely with the system administrator to create unique workflows that ensure process consistency. This feature made the lending and account opening process easier for the employees and the members.

•	MeridianLink Consumer and MeridianLink Opening are forward-thinking solutions with automations that enable America First Credit Union to grow their memberships.

“MeridianLink Consumer and MeridianLink Opening have been instrumental in growing and helping to retain our memberships. Both MeridianLink Consumer and MeridianLink Opening have powerful automation capabilities. Automation gave America First Credit Union the ability to streamline our workflows and improve the member experience. This enabled us to meet our goals of membership growth and retention.” – Kortney Nipko, Product Manager

Redstone Federal Credit Union

Redstone Federal Credit Union, started in 1951, has over $6.5 billion in assets and nearly 600,000 members located nationwide. Redstone is one of the 25 largest federal credit unions in the country.

Situation: Redstone Federal Credit Union was using many disparate products to address its consumer lending needs. They were looking for a true partner to support its long-term strategies of improving efficiency and the member experience. Additionally, they needed a partner and product with the flexibility required to support its long-term growth strategies.

Solution: Redstone Federal Credit Union chose MeridianLink Consumer, MeridianLink Portal (formerly known as Application PortalTM), and MeridianLink Opening because of MeridianLink’s solid reputation in the industry, the easy-to-use interface and back-end technology, and the flexible Open API integration capabilities.

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When Redstone Federal Credit Union switched to a single platform for consumer loan origination, the entire process became more efficient for the whole staff and helped provide a consistent member experience.

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Redstone automated the indirect lending process by utilizing the seamless integrations via the Open API and ultimately went completely paperless. This new process resulted in a 50% efficiency gain. The gain was due to reduced cost in mail and carrier service for paperwork from the dealership. It reduced FTE hours due to the efficiency of the integrations between MeridianLink Consumer and DealerTrack and Route 1 for a paperless process while vastly improving the member experience.

•	MeridianLink’s developer tool kit enabled Redstone to create customized applications to go to market faster to grow its business.

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Redstone was able to use the MeridianLink Portal product to expand its market reach and offerings. Redstone launched a new loan financing program for power equipment and a co-branded VISA credit card offering at Rural King’s 120+ stores across the United States, enabling quick credit approval and instant credit usage. Using the MeridianLink Portal, Redstone saved approximately 30 FTEs. The efficiency gain resulted from less FTE required for more than triple volume of applications for a new loan program. The new automated MeridianLink Consumer process enabled an entirely digital process from the loan application, new membership onboarding, funding of the new membership, digital signature of agreements, and loan funding, followed by a final welcome email. All of this was possible due to Meridianlink’s open platforms, API, and custom integrations in a joint development partnership.

“When we were looking for a new LOS, it was very important to us to work with a partner, not just buy a product. We knew we needed to select a partner and solution that provided us with better efficiencies and seamless integrations within an open platform experience. One thing that sets MeridianLink apart from other LOS vendors is the simplicity in how they integrate with their partners to facilitate all our needs. Also, MeridianLink’s staff and management team are always supportive and do whatever they can to ensure our success. That is why we have stayed with MeridianLink for over a decade.” – Terri Bentley, Senior Executive Vice President, Chief Information Officer

Pathways Federal Credit Union

Pathways Financial Credit Union serves the real estate needs in the states of Ohio and Kentucky, has more than $500 million in assets and originates approximately $90 million a year in loans. As a Fannie Mae lender, Pathways sells directly with Fannie Mae, along with Federal Home Loan Banks.

Situation: Pathways Financial Credit Union was looking for a nimble tool that would enrich the lending experience for its members, drive operational efficiency, and enhance the ability to monitor its loan origination process.

Solution: MeridianLink Consumer made sense for Pathways on the consumer side, namely because it provided the organization with much-needed flexibility. It fulfilled Pathway’s desire for automated decision engines and provided its members on the front-end side with the tools it needed to be successful. On the mortgage side, Pathways switched to MeridianLink Mortgage (formerly known as LendingQB®) in order to provide a better overall experience for its members, as well as to have total control as a loan originator.

•	MeridianLink Mortgage provided Pathways with the capability to handle double the loan volume and underwrite 20% more loans than before the implementation.

•	Throughput increase led to time savings and manpower reductions.

“One of the most impactful features of MeridianLink Mortgage is the third-party integrations with all the different vendors out there. Having the flexibility to choose the best-in-breed for all the different solutions—from credit reports to point-of-sale solutions—gives a much greater advantage over any other company that tries to do it all in-house. MeridianLink Mortgage utilizes a configurable Business Rules Engine, which enables lenders to configure red-flag notifications and hard stops to prevent potential threats at any step of the loan process. You can create almost any kind of rule you want. To be able to have complete control over the way the loan is processed, from start to finish, was a big win for us. The PriceMyLoan feature provides our organization with a ton of functionality. To be able to get accurate pricing and run numerous different scenarios for your members is crucial to their happiness, and your success. PriceMyLoan certainly replaced a potential third-party solution with a robust in-house solution.” – Curtis Onofri, Chief Lending Officer

Hiway Credit Union

Hiway Credit Union is a Minnesota-based financial cooperative with over 79,000 members and approximately $1.5 billion in assets.

Situation: Hiway was on a year-long mission to find a new loan origination system to help grow their consumer lending efforts.

Solution: Hiway Credit Union sought a reliable and trusted loan origination system and MeridianLink’s MeridianLink Consumer was one of the first solutions that Hiway Credit Union investigated because of its reputation within the industry and third-party technology vendors. After performing due diligence, Hiway was pleased to receive positive feedback from other credit unions and vendors that had used MeridianLink Consumer and chose to move forward with the implementation.

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Hiway Credit Union braced for a slow-down within its production and team productivity following the new implementation, but the Meridianlink Consumer solution was easy to use and helped remove bottlenecks. Hiway’s leadership team received positive feedback about the solution, including the improvements it brought, from the loan officers involved.

•	Within the first 2 months of utilizing MeridianLink Consumer, Hiway Credit Union saw an increase in the production of credit cards, personal loans, and vehicle loans.

“We chose MeridianLink Consumer because of its reputation within the industry. Within the first two months we experienced a 10% to 20% increase in the production of credit cards, personal loans, and vehicle loans. Because of MeridianLink Consumer’s abilities, Hiway Credit Union produced more consumer loans than ever before. We knew within the first few weeks of utilizing the technology that we made the right choice for our organization.” – Dean Warzala, Senior Vice President of Lending

Kohler Credit Union

Kohler Credit Union is a not-for-profit financial cooperative based in the state of Wisconsin with just over $500 million in assets.

Situation: Kohler was searching for a new consumer loan origination system to increase its lending efficiency and boost volume.

Solution: When beginning its search for a new LOS, Kohler Credit Union decided to reach out to its vendor partners to receive recommendations. Kohler Credit Union’s vendors were very familiar with its lending process and had a unique perspective due to their work with thousands of other financial institutions nationwide. These vendors recommended MeridianLink Consumer.

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It was clear to Kohler Credit Union that MeridianLink Consumer technology was easy to use and intuitive from the very start. Kohler tested the product by allowing their lending staff to complete an application. Members of Kohler Credit Union’s staff that were not entirely familiar with the lending process could complete roughly 95% of the application, without asking a single question.

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Kohler Credit Union also gained results in efficiencies, particularly through automation and seamless third-party integrations. All of this resulted in faster processing and closing times for all loans.

•	The implementation of automation within the lending process has resulted in a higher volume of consumer loans, and tremendous time saved within the closing process of each funded loan.

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Because of MeridianLink Consumer’s extensive list of integration partners, Kohler Credit Union can seamlessly use many other technologies, through single sign-on. Previously, the lending team would need to leave the LOS and log into another application. This old procedure wasted time, and left room for errors within the lending process.

“It used to take us one day to close a loan. Now, our record time for a brand-new account to a funded loan is 22 minutes! It’s not just the overall volume we’ve been able to generate, it’s also the increase in efficiencies such as our ability to drastically decrease the time to close.” – Dale R. Livingston, Senior Vice President - Lending and Sales

Coastal Credit Union

Coastal Credit Union, based in North Carolina, has more than 20 branches in Central North Carolina and serves members in all 50 states. With more than $3.9 billion in assets, Coastal serves more than 279,000 members from approximately 1,800 business partners and is a leading financial institution in North Carolina.

Situation: Coastal Credit Union had disparate solutions for loan origination and deposit account operations and was searching for technology that would unify its platforms while supporting a shift in strategy for its lending programs.

Solution: MeridianLink Consumer loan origination system enabled access to major indirect lending portals (such as DealerTrack and RouteOne) and seamlessly integrated on one platform with MeridianLink Opening system for deposits.

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With the MeridianLink workflow and instant decisioning capabilities, Coastal Credit Union achieved noticeable improvement in pre-approval functionality which has enabled a more streamlined process for its back office to send pre-approved applications and cross-sell opportunities to retail staff at its branches.

•	The MeridianLink support team, which includes subject matter experts, helped Coastal Credit Union meet its technical and compliance objectives during the onboarding phase.

•	The functionality offered by MeridianLink Consumer, such as price adjustments and custom lists, allowed Coastal Credit Union to better drive more applications to their customized queues.

“Bringing together the actions of opening accounts on the front-end with the decisioning from the back-end was probably our biggest goal. The admin set-up was also a lot more robust than what we had before. There are a lot of criteria such as price adjustments and custom lists in MeridianLink Consumer, which were missing in our old system, that allow us to better drive the applications to our customized queues. And the support at MeridianLink has been invaluable, we would not have gotten through the HMDA changes without the subject matter expert for the home equity module. The MeridianLink Mortgage employee was dedicated to helping us resolve the issues and provided outstanding follow-up.” – David Faleski, Chief Information Officer

Golden1 Credit Union

Golden1 Credit Union is California-based with over one million members and approximately $16 billion in assets.

Situation: Golden1 Credit Union was on an outdated LOS that did not connect to its other systems, which made the loan process difficult to complete. From the multiple different workflows in disparate systems to the time-consuming and inefficient document control, Golden1 was looking for a more modern web-based LOS.

Solution: After reviewing many LOS vendors, Golden1 Credit Union chose MeridianLink Consumer for its ability to do everything on one platform.

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Until implementation, funding a loan was difficult and required many different systems and workflows to accomplish. With MeridianLink Consumer and MeridianLink Opening, Golden1 Credit Union can accomplish the required tasks on one single platform, making the entire process nimbler and leading to a more efficient funding process.

•	Golden1 Credit Union has utilized the decision engine to not only improve the front-line workers interactions with the members, but also to automate underwriting to enable a faster decision process.

“We chose MeridianLink’s platform in 2012 because we were impressed with the modern technology compared to others in the market, and it was one of the only vendors at the time to offer account opening and loan origination on one integrated platform. Shortly after we implemented the platform, we saw an immediate benefit to our in-branch and back-office team experience, leading to company-wide efficiency gains and better member experiences. Over the last nine years, we have built a strong partnership with the MeridianLink team and it is why we continue to partner with them to achieve our goals.” – Wendy Micel, Vice President Consumer Lending

CME Federal Credit Union

CME Federal Credit Union was established in 1935, serving City of Columbus Firefighters and Police Officers. With over 34,000 members and assets of approximately $305 million, CME Federal Credit Union provides a range of loan types from standard consumer loans to business loans.

Situation: CME Federal Credit Union was an existing MeridianLink Consumer customer and decided in 2020 that they needed a more robust reporting tool to support their goal of building out a business intelligence department.

Solution: CME Federal Credit Union decided to go with MeridianLink Insight (formerly known as MLX InsightTM) because the other tools on the market were not as flexible and more importantly because it pulls data right from their core.

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MeridianLink Insight’s reporting and dashboard flexible functionality saved them time because it removed manual work they were doing before implementation. The automated reports make it easy to analyze processing times, application workflows and productivity.

•	By utilizing MeridianLink’s industry trends, CME Federal Credit Union can tell where its processes and productivity is measuring up against its competitors to help enable better decision making.

“MeridianLink Insight’s functionality is in line with where we’re moving to develop a business intelligence arm, which is unlike other competitors in the industry who are unstable and don’t enable predictive and prescriptive analysis. And that’s what we want. MeridianLink Insight already has that functionality and the trended data built into it. The MeridianLink team is very helpful and a great partner to help us achieve our goals.” – Brian Warner, President and Chief Executive Officer

Inlanta Mortgage

Inlanta Mortgage, founded in 1993, operates in over 20 states.

Situation: Inlanta identified that their LOS system needed the capacity to meet the ever-growing demand for its business. As their former LOS system was being sunsetted, Inlanta used the opportunity to seek out a more streamlined platform that could process loans efficiently and at a faster pace.

Solution: During the evaluation process, Inlanta looked at six different providers and determined MeridianLink Mortgage best met its needs with its web-based, configurable solution.

•	Since implementing MeridianLink Mortgage five years ago, Inlanta Mortgage has enjoyed steady growth.

•	With the entire company operating from MeridianLink Mortgage, operational advances were achieved while process efficiencies helped drive increased growth.

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Inlanta doubled volume, from $500 million to over $1 billion, without increasing the number of its employees focused on loan processing. Inlanta experienced significant efficiency gains by using the built-in processes and workflows MeridianLink Mortgage offers.

•	Technology automation helped reduce transaction drag enabling Inlanta to close loans as fast as Inlanta needed, increasing client satisfaction and trust.

“The MeridianLink Mortgage implementation team we worked with was amazing. The way MeridianLink Mortgage designed their LOS, there is a recommended path into the program so there are not a lot of areas to go sideways. This resulted in a clean rollout with few issues. Some companies don’t want to think of lending as a manufacturing process, but that’s how we envision the process. Once we get the necessary data for the loan, it should go down an assembly line in an organized, systematic method. Our loans need to be closed within 30 days and using a better processing system with the mindset of a manufacturing process enables us to efficiently process loans within that period while creating a quality experience for the customer. We use a continuous improvement process when it comes to manufacturing loans and MeridianLink Mortgage has continued to work with us regularly well after implementation was complete. Every two weeks, my team meets to discuss any issues or concerns with the system. We then pass those concerns to MeridianLink who advises us on how to solve those problems and enhance processes. We appreciate how well MeridianLink has taken care of us throughout this entire process. Because we have become that ahead-of-schedule, on-time closing, amazing experience lender, our ability to expand and grow is accelerating. MeridianLink Mortgage is the energy inside our confidence.” – Chris Knowlton, Chief Information Officer

Credit Plus, Inc.

Credit Plus is a leading provider of verifications to the mortgage industry and information services to companies that extend credit to other businesses. Credit Plus’s annual sales have quadrupled over the last few years and it is the largest privately held consumer reporting agency (CRA).

Situation: Credit Plus was looking for a web based CRA solution to provide to its customers that actually worked. Credit Plus had been pulling credit for a large lender; however, it was having difficulty connecting the lender’s loan origination system to the web.

Solution: Credit Plus moved its lender customer to Mortgage Credit Link’s (MCL) web-based technology and the connection worked seamlessly.

•	MCL’s consistent reliability has enabled Credit Plus to scale its business.

•	The support team for MCL has been helpful, and they have done an excellent job of incorporating the Credit Plus team’s creative and innovative ideas into MCL’s technology.

“Our business has grown through leveraging MeridianLink’s MCL technology. Credit Plus is now the largest private verifications provider, and we appreciate the partnership we have had with MeridianLink throughout the years.” – Greg Holmes, CEO

Premium Credit Bureau

Premium Credit Bureau, or PCB, was established in the 1980s and can serve members in all 50 states. PCB primarily focuses on new mortgage originations and mortgage loan refinances and averages about 40,000 credit reports per year utilizing the Mortgage Credit Link, or MCL, software. Premium Credit Bureau began using MCL in 2008.

Situation: PCB was seeking a new credit reporting solution that included a robust and innovative platform that could help grow the business.

Solution: When PCB began its search in 2008, it looked at other solutions, but none were as robust as MCL. One main reason PCB made the switch was the leadership of MeridianLink (creator of Mortgage Credit Link (MCL)). Premium Credit Bureau was able to meet and interface with a founder and creator of the product and was impressed with the level of customer service. Additionally, it was very important for PCB to work with an organization that was on top of changes within the IRS and compliance guidelines for credit reporting. MCL is designed to track and implement compliance changes and industry standards, enabling PCB to provide the best service to its customers.

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One of the most important features for PCB is the automation capabilities within the MCL reporting software. This automation is partly made possible by the seamless integrations with other solutions and results in a quick and smooth credit reporting process.

•	The third-party product integration capabilities helped PCB configure a solution that was tailored and automated for maximum results.

“The most important part in growing our business would be the Mortgage Credit Link platform. It’s the most advanced platform in the industry. It allows us to integrate with over a hundred different third-party software providers right away. We wanted to make sure we were going to be on the best and most advanced platform for our customers, so we decided to go with Mortgage Credit Link.” – Travis Fawcett, Director of Operations

CIC Credit

CIC Credit is a spin-off from the Credit Bureau of Nashville. Its expertise includes business credit, credit reports, and mortgage credit reports.

Situation: CIC Credit wanted to get off the bank modems most CRAs were using back in the 1990s. They were also seeking a true partner that was open to receiving and acting on feedback and committed to providing cutting-edge products that move the CRA business forward.

Solution: In the early 2000s, MeridianLink approached CIC Credit with Mortgage Credit Link (MCL), an all-online solution that required zero software installation. CIC Credit was impressed with this innovation and chose MCL as their solution. For the last twenty years, CIC Credit has been satisfied with the level of innovation and partnership.

•	The SmartAPI feature is an impactful way for CIC Credit to continue to grow and scale because it can always quickly and easily add new connections to third-party vendors.

•	MCL’s helpful features like a built-in faxing system, rapid rescore process with the bureaus, and new mail and email disclosures all save the company time and create efficiency.

•	CIC Credit relies on the quick disclosure turnaround to clients that MCL enables to ensure risk compliance and service speed.

“When we were first introduced to an online credit tool that required zero software install, we were very impressed. It was ahead of its time. Since we implemented MCL back in the early 2000s, we have been continually satisfied with the level of engagement we have had with the team. They are open to our feedback to improve the features and experience constantly. Additionally, they have been innovators in this technology space, and we have been pleased with the ongoing improvements they have made to MCL. This constant innovation has helped us grow our business by supporting our clients better for the last 20 years.” – Mike Thomas, Vice President

Sales and Marketing

Our sales team is deployed across the United States and consists of our Key Account Directors, or KADs, Regional Sales Managers, or RSMs, and Account Managers, or AMs.

Our KADs and RSMs are responsible for growing our new logo customer acquisition business. KADs and RSMs may be assigned to a territory, typically provided a list of prospective customers, which may include prospects in a specific size range or lending focus, with an expectation that our KADs and RSMs will create a relationship with a new customer prospect by initiating contact directly or following up on previously generated sales leads through multiple channels. Our KADs and RSMs are trained to nurture our customer prospects, including through discovery of such prospects’ currently implemented solutions, if any, and through demonstration of the capabilities our solutions offer and the potential benefits to the customer prospect if they implement our solutions from us.

Our AMs maintain close relationships with existing customers and act as advisors to each customer, helping them identify and understand their specific needs, challenges, goals and opportunities with the intention to expand the breadth of our solutions the customer currently uses. It is the role of the AM to ensure that our existing customers get the maximum benefit from the breadth of the solutions we provide.

Our KAD, RSM and AM teams are supported by our Sales Engineers, or SEs, who focus on demonstrating the functionality of our solutions to prospects. SEs require an intimate familiarity with the function of our solutions and have the ability to showcase the rich technical functionality of our solutions.

We also have a sales team supporting our channel partners to ensure they receive the sales support that is required to capitalize on prospects that are identified through the partner’s selling efforts. The channel sales team also seeks to identify new potential channel partners who can expand the breadth of our reach to potential prospects.

Our sales organization is supported through our Sales Operations team. Sales Operations manages reporting, analytics, sales enablement and our technology stack. Our lead development team of Business Development Representatives also falls under our Sales Operation discipline.

To build brand awareness and generate sales leads, we conduct digital marketing campaigns, webinars, public relations campaigns, and advertising through multiple avenues, including industry publications and conferences. We have also historically hosted an in-person annual user forum to foster a customer community, showcase our most recent solution enhancements and engage in a discussion on the direction and roadmap of our solutions. The user forums in 2020 and 2021 were held virtually due to the COVID-19 pandemic.

We have placed substantially more emphasis on our sales and marketing organization and go-to-market strategy since our acquisition by Thoma Bravo in 2018. Prior to Thoma Bravo’s involvement, much of the activity by our sales team related to responding to inbound inquiries from partners or prospects, often in the form of a request for proposal in a competitive procurement process. Today, our efforts are significantly more targeted and proactive as discussed above and we believe our focus on, investment in and support of, sales and marketing has resulted in improved rates of new customer acquisition as well as expanded penetration of our solutions into our existing customer base.

Research and Development

Our research and development organization is responsible for the design, development and testing of our technology. We utilize agile software development methodologies and industry best practices, such as continuous integration/continuous deployment, automated testing, and distributed version control, to develop new functionality and enhance our existing solution.

Competition

We face competition for our solutions from a wide range of offerings from manual in-house processes to similar functionality bundled with a core solution to separate point solutions to other competitors who have a similar solution approach as we do. While this competition impacts each of the markets we target, we do not believe there are any competitors that provide all of the solutions and connections that we provide. We compete in a variety of categories, particularly: Consumer Loan Origination and associated functionality, Mortgage Loan Origination, and Data Verification. We believe we have a strong and defensible position in our target market due to the breadth of our capabilities, the depth of our functionality (developed and enhanced throughout our multi-decade history), our integration across consumer loan types, our Partner Marketplace, and our ability to deliver value through workflow efficiency and the expertise available through our services and support teams.

Consumer Loan Origination

Our main source of competition in the consumer loan origination market are the similar capabilities offered by a customer’s core banking system provider, such as Fiserv, Inc., Fidelity National Information Services, Inc., or FIS, Jack Henry & Associates, and Temenos, as well as nCino, and Q2. Additionally, we compete with customers who have a narrower focus like CU Direct’s Lending 360 product and Sync1 Systems product offering. Financial institutions rely on streamlined consumer lending origination software in order to accurately and efficiently gather the data needed to open and process all types of accounts and loans. We believe our SaaS-based end-to-end origination solution for all new consumer loan and deposit applications allows us to differentiate ourselves from our competitors.

Mortgage Loan Origination

Our primary competitors in the mortgage loan origination market are Calyx, Ellie Mae, OpenClose, Mortgage Cadence, and, to a lesser extent, Black Knight. The capabilities provided by a mortgage loan origination system is a point of focus for financial institutions as rising mortgage loan volume and origination costs continue to drive demand for systems that optimize lending decisions and loan composition in an automated, accurate manner. We believe we have a competitive advantage through our offering of a full cloud, SaaS-decision engine to support every aspect of the mortgage loan origination process.

Data Verification

We compete with both direct competitors and vendors who have developed proprietary in-house solutions that replicate the functionality of our Data Verification Software Solution. CRAs that have developed proprietary in-house capabilities include CoreLogic and CBC Innovis. We have a limited number of competitors that provide a platform solution similar to the capabilities of MeridianLink Mortgage Credit Link. The delivery of secure and accurate data from disparate sources to institutions has become increasingly important as they rely more on independent verification services. We believe we distinguish ourselves in this area by providing instant access to a rapidly growing network of consumer credit, data, and verification service providers, including Fannie Mae and Freddie Mac.

We believe the principal competitive factors in our market include:

•	product features, performance, and effectiveness;

•	solution line breadth, depth, and continuity;

•	reliability and security;

•	cloud-based technology platform and subscription pricing model;

•	quality of implementation and customer support services;

•	capability for configurability, integration and scalability;

•	ease of use and efficient workflows;

•	level of customer satisfaction;

•	price, commercial model, and total cost of use;

•	strength of sales and marketing efforts;

•	client experience;

•	comprehensiveness of solutions; and

•	delivery of process automation for financial institutions.

We believe we compete favorably against our competitors based on the factors above and that we distinguish ourselves through our functionality and user design, a culture and history of innovation and client excellence, a track record of developing innovative features and differentiated, high customer satisfaction. Our success in growing our business will depend on our ability to continue demonstrating to financial institutions that our solution provides superior business outcomes to those of alternative vendors or internally developed systems.

Government Regulation

As a technology service provider to banks and credit unions, we are not required to be chartered by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the National Credit Union Administration or other federal or state agencies that regulate or supervise our customers and other providers of financial services. The U.S. lending industry is heavily regulated. Originators, lenders, consumer reporting agencies, and service providers with which we do business are subject to federal, state, and local laws that regulate and restrict the manner in which they operate in the lending industry, including but not limited to the Real Estate Settlement Procedures Act of 1974, as amended, the Truth in Lending Act of 1968, as amended, the Equal Credit Opportunity Act of 1974, as amended, and the Fair Credit Reporting Act of 1970, as amended, or FCRA. Other than our indirect, wholly-owned subsidiary, Professional Credit Reporting Inc., which is a consumer reporting agency and is subject to the FCRA, and MeridianLink Wholesale Data, LLC, a wholesale data company, we are not directly subject to these laws and regulations; however, changes to these laws and regulations could broaden the scope of parties or activities subject to regulation and require us to comply with their restrictions, and new solutions and services developed by us may be subject to, or have to reflect, these laws or regulations.

Cyclicality and Seasonality

The demand for loan originations is affected by consumer demand for personal loans and the market for buying, selling, financing, and/or re-financing assets, which in turn, is affected by the national economy, regional trends, property valuations, interest rates, and socio-economic trends and by state and federal regulations and programs which may encourage or discourage certain purchasing trends. Our business is generally subject to seasonal trends with activity generally decreasing during the winter months, especially home purchase loans and related services. Our lowest revenue levels during the year have historically been in the fourth quarter, but this is not indicative of future results. For more information, see section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation —Seasonality and Quarterly Results.”

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of trademarks, copyrights, rights under trade secret laws, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. Historically, in addition to the foregoing items used to establish and protect our proprietary rights, we have relied on patents for certain of our intellectual property, although we do not currently have any active patents. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the market. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States to the extent we determine appropriate and cost-effective. As of March 31, 2021, we have a total of 22 registered trademarks in the United States and two registered trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as www.meridianlink.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. In addition, if we were to expand internationally, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We expect that infringement claims may increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations and financial condition.

Employees

As of March 31, 2021, we had a total of 544 employees, all located in the United States. To our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We supplement our workforce with contractors and consultants in the United States and internationally. While our technology is core to our business, much of our success is attributable to our workforce, who strive to deliver the best solutions and service in the industry.

Information Security

We have an established information security program aligned to the NIST SP 800-53 standard and the Payment Card Industry (PCI) Data Security Standard (DSS) Version 3.2. Our program is run by our Chief Information Security Officer and implemented by a dedicated information security team. Our solutions currently are hosted in data centers and public cloud providers located in the United States. We monitor our infrastructure for signs of failure and seek to take preemptive action in an effort to minimize and prevent downtime. Our data centers employ advanced measures designed to protect the integrity and security of our data. We have also implemented disaster recovery measures and continue to invest in our data center and other technical infrastructure.

Customer data processed by our servers is encrypted, password protected and stored on secure servers. Customers transmit data to our servers though a TLS encryption channel, with AES 256-bit ciphers protecting the data against third party disclosure in transit. Data at rest is encrypted utilizing AES 256-bit Key Management

Systems. We also employ anti-virus, anti-malware, and advanced threat protection. We engage a third-party auditor to conduct an annual SOC 2 Type 2 audit of our information security program and a PCI-DSS audit of our cardholder data environment.

Facilities

Our corporate headquarters is located in Costa Mesa, California, where we currently lease approximately 36,607 square feet pursuant to a lease agreement that expires in December 2022, and an additional office nearby at approximately 19,838 square feet pursuant to a lease agreement that expires in February 2025. We also lease additional facilities in Atlanta, Georgia, Baton Rouge, Louisiana, Islandia, New York, and Oregon City, Oregon.

We believe that our facilities are suitable to meet our current needs. As our business grows, we will evaluate whether to expand our physical facilities. We believe that, if we need to add new facilities, suitable additional or alternative space will be available as needed to accommodate any such growth.

Legal Proceedings

We are, and from time to time may be, party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows or financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. We are not currently a party to any litigation or claims that in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table provides information, as of March 31, 2021, regarding the individuals who will serve as our executive officers and directors immediately following the completion of this offering:

Name	Age	Position
Executive Officers:
Nicolaas Vlok	48	Chief Executive Officer and Director
Timothy Nguyen	45	Chief Strategy Officer and Director
Chad Martin	51	Chief Financial Officer, Secretary
Alan Arnold	60	Chief Operating Officer

Non-Employee Directors:
Paul Zuber(1)(3)	61	Chairman of the Board of Directors
A.J. Rohde(1)(3)	40	Director
A.J. Jangalapalli(2)	33	Director
James Lines(2)	64	Director
Pam Murphy(2)(4)	47	Director Nominee

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Nominating and Corporate Governance Committee.
(4)	Ms. Murphy is expected to join our board of directors effective immediately upon the effectiveness of the registration statement of which this prospectus is a part.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

Nicolaas Vlok has served as our Chief Executive Officer since April 2021 and on our board of directors since May 2018. Mr. Vlok has also served as Chief Executive Officer of MeridianLink, Inc. since September 2019. Mr. Vlok has been an Operating Partner with Thoma Bravo, a private equity and growth capital firm, since June 2018. Prior to that, Mr. Vlok served as President and Chief Executive Officer of Vision Solutions, Inc., a data recovery software company, from April 2000 to February 2018. Mr. Vlok also served as Chief Executive Officer and Managing Director of IDION Technology Holdings, a public technology investment holding company, from August 1998 to November 2006. From November 1994 to August 1998, Mr. Vlok served as Chief Executive Officer and Managing Director of TST, an incubator company for software and technology businesses. Mr. Vlok currently serves on the board of directors of several software and technology service companies in which certain private equity funds advised by Thoma Bravo hold an investment, including Cority, Mailgun Technologies, ABC Fitness and Centrify Corporation. Since March 2018, Mr. Vlok has also served as Senior Advisor to Precisely, an enterprise software provider owned by Centerbridge Partners, a multi-strategy private investment management firm. Our board of directors believes that Mr. Vlok’s board and industry experience and his knowledge of our business qualify him to serve on our board of directors.

Timothy Nguyen has served as our Chief Strategy Officer since April 2021 and on our board of directors since May 2018. Mr. Nguyen has also served as Chief Strategy Officer of MeridianLink, Inc. since September 2019. Prior to that, Mr. Nguyen served as the President and Chief Executive Officer of MeridianLink, Inc. from May 2018 to September 2019, and various leadership roles with the entity since 1999. Mr. Nguyen currently serves on the board of directors of SavvyMoney, Inc. Mr. Nguyen holds a B.S. in Computer Science from the University of California, Irvine. Our board of directors believes that based on Mr. Nguyen’s knowledge of our company and our business, and his service as our Chief Strategy Officer and Vice Chairman, Mr. Nguyen is qualified to serve on our board of directors.

Chad Martin has served as our Chief Financial Officer and Secretary since April 2021. Mr. Martin has also served in the same roles at MeridianLink, Inc. since May 2018. Previously, he served as the Chief Financial Officer of DealerSocket, Inc., which provides solutions for automotive CRM, websites, inventory management, and DMS for independent car dealers, from July 2016 to May 2018. Prior to that, Mr. Martin served as the Chief Financial Officer of P2 Energy Solutions, which provides software and solutions to the upstream and mid-stream oil and gas sectors, from January 2012 to July 2016. Mr. Martin has previously also served as President and Chief Financial Officer of Home Care Assistance, LLC from February 2011 to January 2012; Chief Financial Officer of Pacific Pulmonary Services, LP from 2004 to 2011; and Vice President, Media and Telecommunications Group, Investment Banking Division, of Goldman, Sachs & Co. from 1996 to 2004. Mr. Martin holds a B.B.A. degree in Business (Finance) from Texas Christian University and an M.B.A. from the Stanford Graduate School of Business.

Alan Arnold has served as our Chief Operating Officer since April 2021. Mr. Arnold has also served in the same role at MeridianLink, Inc. since March 2017. Prior to that, he served as the President, Chief Operating Officer, Chief Technology Officer, Executive Vice President and served on the board of directors of Vision Solutions, Inc., a data recovery software company, from August 2001 to March 2017, where he led the company’s business strategy and global operations. Prior to that, Mr. Arnold served as a Senior Manager of Ernst & Young, LLP from 1995 to 2001. Mr. Arnold attended Chapman University and holds a B.S. in Business and Management from the University of Redlands.

Non-Employee Directors

Paul Zuber has served as chairman of our board of directors since May 2018. Mr. Zuber has been an Operating Partner with Thoma Bravo since 2010. Previously he served as founding Chief Executive Officer of Dilithium Networks Inc. from July 2001 to July 2010 and as Chief Executive Officer of Bluegum Group from 1995 to 2000. Mr. Zuber also served in senior positions at Ready Systems Inc. from 1986 to 1990. Mr. Zuber currently serves on the board of directors of Dynatrace, Inc., a software intelligence platform provider, and Houlihan Lokey, Inc, a global independent investment bank, as well as several software and technology service companies in which certain private equity funds advised by Thoma Bravo hold an investment, including Empirix, Inc., Mailgun Technologies, Inc., Syntellis Performance Solutions, Imprivata, Inc., Kofax, Ltd., Frontline Education Technologies, LLC, ABC Fitness Solutions, Cority Software Inc., Barracuda Networks, Inc., Sophos Group plc, and LogRhythm, Inc. Mr. Zuber holds B.A. degrees in International Relations and Economics from Stanford University and an M.B.A. from the Stanford Graduate School of Business. Our board of directors believes that Mr. Zuber’s board and industry experience and his knowledge of our business qualify him to serve on our board of directors.

A.J. Rohde has served on our board of directors since May 2018. Since January 2021, Mr. Rohde has served as Senior Partner at Thoma Bravo where he leads the Discover Funds. From January 2016 to December 2020, he served as Partner at Thoma Bravo, and from January 2014 to December 2015, he served as Principal at Thoma Bravo. Mr. Rohde joined Thoma Bravo in 2010 and served as Vice President prior to his promotion to Principal. Prior to that, Mr. Rohde was an investment banking associate with Jefferies & Company in Los Angeles, where he participated in a variety of sell-side, buy-side and capital markets transactions, and a manager with Ford Motor Company. Mr. Rohde currently serves or has previously served as a director of several software and technology service companies in which certain private equity funds advised by Thoma Bravo hold an investment. Example companies include Bomgar, Inc., Command Alkon, Inc., Continuum Managed Services, LLC, Deltek, Inc., Digital Insight, Inc., Elemica, Inc., IDaptive, LLC., Infogix, Inc., International Decision Systems, Inc., iPipeline, Inc., Majesco, Inc., Motus, Inc., PowerPlan, Inc., Roadnet Technologies, Inc., Syntellis Performance Solutions, Inc., T2 Systems, Inc., ThycoticCentrify, Inc., Telestream, Inc., and TravelClick, Inc. Mr. Rohde holds a B.A. in Economics from Villanova University and an M.B.A. from the University of Chicago.

Our board of directors believes that Mr. Rohde’s board and industry experience and his overall knowledge of our business qualify him to serve on our board of directors.

A.J. Jangalapalli has served on our board of directors since May 2018. Mr. Jangalapalli has served as a Principal at Thoma Bravo since January 2020. Mr. Jangalapalli joined Thoma Bravo as a Vice President in July 2016. Prior to joining Thoma Bravo, he worked as a software investor at JMI Equity from July 2011 to June 2014 and as an investment banker at Deutsche Bank from July 2009 to June 2011. Mr. Jangalapalli currently serves or has previously served as a director of several software and technology service companies in which certain investment funds advised by Thoma Bravo hold an investment, including Continuum Managed Services, LLC, Mailgun Technologies, Inc. (doing business as Pathwire), Riskonnect, Inc., Syntellis Performance Solutions, LLC, and Zipari, Inc. Mr. Jangalapalli holds a B.A. in Economics from Dartmouth College and an M.B.A. from The Wharton School, University of Pennsylvania. Our board of directors believes that Mr. Jangalapalli’s board and industry experience and his overall knowledge of our business qualify him to serve on our board of directors.

James Lines has served on our board of directors since March 2021. Mr. Lines has been an Operating Partner with Thoma Bravo since 2002 and is now a Senior Operating Partner. Mr. Lines’ prior experience includes service in various financial management capacities at affiliates of AMR Corporation (a parent company of American Airlines), including as Chief Financial Officer of The SABRE Group; as Senior Vice President and Chief Financial Officer of ITI Marketing Services, a private tele-services firm; and as Executive Vice President and Chief Financial Officer of United Surgical Partners, an international operator of surgery centers and hospitals. Mr. Lines currently serves on the board of directors of SolarWinds Corporation (NYSE: SWI), Dynatrace, Inc. (NYSE:DT), and several other software and technology service companies in which certain private equity funds advised by Thoma Bravo hold an investment, including ABC Financial Services, LLC, Hyland Software, Inc., Imprivata, Inc., Riverbed Technology, Inc. and Qlik Technologies, Inc. Mr. Lines earned his B.S. in Electrical Engineering from Purdue University and an M.B.A. from Columbia University. Our board of directors believes that Mr. Lines’ management, financial and industry experience and his knowledge of our business qualify him to serve on our board of directors.

Director Nominee

Pam Murphy will be elected to serve on our board of directors effective immediately upon the effectiveness of the registration statement of which this prospectus is a part. Ms. Murphy is Chief Executive Officer of Imperva, Inc., a cyber security software and services provider. Before assuming her current role in January 2020, she served as chief operating officer for Infor, Inc., a global leader in business cloud software products for industry-specific companies and markets, having joined Infor in 2010. Prior to Infor, Ms. Murphy spent 11 years at Oracle Corporation in multiple leadership roles, with responsibility for global sales operations, consulting operations in Europe, Middle East and Africa and field finance for Oracle’s global business units. Before Oracle, she provided strategy, direction and counsel to clients at Andersen Consulting and Arthur Andersen. Ms. Murphy has been a director of Rockwell Automation since 2019 and serves on the Audit and Technology Committees. Ms. Murphy earned her Bachelor of Commerce in Accounting and Finance from the University of Cork, Ireland and is a Fellow of the Institute of Chartered Accountants in Ireland. Our board of directors believes that Ms. Murphy’s experience in technology, business development and strategy, global business, and finance qualify her to serve on our board of directors.

Status as a Controlled Company

Because Thoma Bravo will beneficially own                  shares of our common stock, representing approximately     % of the voting power of our company following the completion of this offering, we will be a “controlled company” as of the completion of the offering under the Sarbanes-Oxley Act and the rules of the New York Stock Exchange, or NYSE. As a controlled company, we will not be required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have five independent directors upon the closing of this offering, of whom at least two will qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Board of Directors

We expect our board of directors will consist of seven persons immediately prior to the consummation of this offering, five of whom will qualify as “independent” under the listing standards of the NYSE.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our charter and bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Additionally, our charter that will be in effect following this offering will provide that for so long as Thoma Bravo beneficially owns in the aggregate at least (i) 30% of our outstanding shares of common stock, Thoma Bravo will have the right to designate the chairman of our board of directors and of each committee of our board of directors as well as nominate a majority of our board of directors (provided that, at such time as we cease to be a “controlled company” under the NYSE corporate governance standards, the majority of our board of directors will be “independent” directors, as defined under the rules of the NYSE, and provided further, that the membership of each committee of our board of directors will comply with the applicable rules of the NYSE); (ii) 20% (but less than 30%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 30% of the total number of directors (but in no event fewer than two directors); (iii) 10% (but less than 20%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 20% of the total number of directors (but in no event fewer than one director); and (iv) at least 5% (but less than 10%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate one director to our board of directors. When Thoma Bravo beneficially owns less than 30% of our common stock, the chairman of our board of directors will be elected by a majority of our directors.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. Messrs. Rohde, Vlok and Nguyen will be assigned to Class I, Mr. Lines and Ms. Murphy will be assigned to

Class II, and Messrs. Jangalapalli and Zuber will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that each of Paul Zuber, A.J. Rohde, A.J. Jangalapalli, James Lines and Pam Murphy do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence and eligibility to serve on the committees of our board of directors, including the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, and a cybersecurity committee, and may establish other committees from time to time. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

For so long as Thoma Bravo beneficially owns at least 30% of our outstanding shares of common stock, Thoma Bravo will have the right to designate the chairman of each committee of our board of directors, and the directors nominated by Thoma Bravo are expected to constitute a majority of each committee of our board of directors (other than the audit and cybersecurity committees), provided that our committee membership will comply with all applicable rules of the NYSE.

Audit Committee

We anticipate that following completion of this offering, our audit committee will consist of James Lines, A.J. Jangalapalli and Pam Murphy. Mr. Lines and Ms. Murphy, each of whom satisfies the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and listing standards of the NYSE. Under the NYSE listing standards and applicable SEC rules, we are required to have three members of the audit committee. Subject to phase-in rules, the NYSE and Rule 10A-3 of the Exchange Act requires that the audit committee of a listed company be comprised solely of independent directors. Because we have been approved to list our securities on the NYSE in connection with this offering, we have twelve months from the date our securities are first listed on the NYSE to comply with the audit committee independence requirements. Mr. Jangalapalli, who is not an independent director for audit committee purposes, will serve on the audit committee until an additional independent director is appointed. The other members named in this committee are independent. We anticipate that following the completion of this offering, James Lines will serve as the chair of our audit committee. Mr. Lines qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and satisfies the financial expertise requirements under the listing standards of the NYSE. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Upon completion of this offering, our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

We anticipate that following completion of this offering, our compensation committee will consist of Paul Zuber and A.J. Rohde. We anticipate that following the completion of this offering, Paul Zuber will serve as the chair of our compensation committee. Each member of our compensation committee is intended to meet the requirements of a “non-employee director” pursuant to Rule 16b-3 under the Exchange Act. Because we will be a controlled company under the Sarbanes-Oxley Act and rules of the NYSE as of the completion of the offering, we will not be required to have a compensation committee composed entirely of independent directors as of the closing of this offering.

Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•

reviewing and making recommendations to the board of directors regarding goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•

evaluating the performance of our executive officers in light of the goals and objectives of our compensation programs and making recommendations to the board of directors regarding each executive officer’s compensation based on such evaluation;

•	reviewing and approving, subject, if applicable, to stockholder approval, our compensation programs;

•	reviewing the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	reviewing and assessing risks arising from our compensation programs;

•	reviewing and recommending to the board of directors the appropriate structure and amount of compensation for our directors;

•	reviewing and approving, subject, if applicable, to stockholder approval, material changes in our employee benefit plans; and

•	establishing and periodically reviewing policies for the administration of our equity compensation plans.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company, nor have they even been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Nominating and Corporate Governance Committee

We anticipate that following the completion of this offering, our nominating and corporate governance committee will consist of Messrs. Zuber and Rohde. We anticipate that following the completion of this offering, Mr. Zuber will serve as the chair of our nominating and corporate governance committee. Because we will be a controlled company under the Sarbanes-Oxley Act and rules of the NYSE as of the completion of the offering, we will not be required to have a nominating and corporate governance committee composed entirely of independent directors as of the closing of this offering.

Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for:

•	identifying, evaluating and recommending qualified nominees to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters and periodically reviewing such guidelines and recommending any changes; and

•	overseeing annual evaluations of our board of directors’ performance, including committees of our board of directors and management.

Cybersecurity Committee

We anticipate that following the completion of this offering, our cybersecurity committee will consist of Messrs. Zuber and Jangalapalli, each of whom has been determined by our board of directors to be independent under the applicable rules of the NYSE. We anticipate that following the completion of this offering, Mr. Zuber will serve as the chair of our cybersecurity committee.

Following the completion of this offering, our cybersecurity committee will, among other things, be responsible for:

•	the effectiveness of our cybersecurity programs and our practices for identifying, assessing and mitigating cybersecurity risks across our products, services and business operations;

•	our controls, policies and guidelines to prevent, detect and respond to cyber attacks or data breaches involving our products, services and business operations;

•	our security strategy and technology planning processes;

•	the safeguards used to protect the confidentiality, integrity, availability and resiliency of our products, services and business operations;

•	our cyber crisis preparedness, security breach and incident response plans, communication plans, and disaster recovery and business continuity capabilities;

•	our compliance with applicable information security and data protection laws and industry standards; and

•	our cybersecurity budget, investments, training and staffing levels to ensure they are sufficient to sustain and advance successful cybersecurity and industry compliance programs.

EXECUTIVE COMPENSATION

Executive Compensation Overview

The following discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2020 is detailed in the 2020 Summary Compensation Table and accompanying footnotes and narrative that follow.

Our named executive officers are:

•	Nicolaas Vlok, our Chief Executive Officer;

•	Timothy Nguyen, our Chief Strategy Officer and Vice Chairman; and

•	Chad Martin, our Chief Financial Officer.

To date, the compensation of our named executive officers has consisted of a combination of base salary, cash incentive compensation and long-term incentive compensation, as more fully described below. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

2020 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to our named executive officers for services rendered to us in all capacities during the fiscal years ended December 31, 2020 and December 31, 2019.

Name and Principal Position	Year	Salary($)		Bonus($)		Option Awards($)(1)	Non-Equity Incentive Plan Compensation($)(2)	All Other Compensation($)		Total($)
Nicolaas Vlok, Chief Executive Officer(3)	2020	604,615		21,000	(4)	—	639,368	2,500	(5)	1,267,483
	2019	239,808	(6)	—		5,487,000	260,851	25,000	(8)	6,012,659

Timothy Nguyen, Chief Strategy Officer and Vice Chairman	2020	422,116		808,750	(7)	—	—	3,696	(5)	1,234,562
	2019	500,000		800,000	(7)	—	272,396	3,583		1,575,979

Chad Martin, Chief Financial Officer	2020	367,808		12,775	(4)	—	377,339	6,092	(5)	764,014
	2019	365,000		—		—	254,931	7,433		627,364

(1)

The amount reported represents the aggregate grant date fair value of the option to purchase Class B Units awarded to Mr. Vlok during the fiscal year ended December 31, 2019, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the option reported in this column are set forth in Note 8 to our audited consolidated financial statements included elsewhere in this prospectus. In connection with the

Corporate Conversion, this option will be converted into an option to purchase shares of common stock. The amount reported in this column reflects the accounting cost for the option and does not correspond to the actual economic value that may be received by Mr. Vlok upon the exercise of the option or any sale of the underlying shares.
(2)	For more information on these bonuses, see the description of the annual performance bonuses below.
(3)	Mr. Vlok joined us as Chief Executive Officer in September 2019.
(4)	The amounts reported represent one-time discretionary bonuses paid to the named executive officers in lieu of salary increases for 2020.
(5)	The amounts reported represent 401(k) matching contributions made by us. Additionally, for Mr. Martin, the amount includes $2,700 in Health Savings Account contributions.
(6)

The amount reported includes $202,308 in base salary earned for his services as Chief Executive Officer during his partial year of service in the fiscal year ended December 31, 2019 and $37,500 in fees earned or paid in cash for his service as a member of our board of directors prior to his commencement of employment.

(7)	The amounts reported represent annual retention bonuses paid to Mr. Nguyen and, for the fiscal year ended December 31, 2020, a discretionary bonus in lieu of a salary increase in the amount of $8,750.
(8)	The amount reported represents the amount paid by us with respect to reimbursement of attorney’ fees in connection with the negotiation of Mr. Vlok’s employment agreement.

Narrative to the 2020 Summary Compensation Table

Base Salaries

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2020, Mr. Vlok’s annual base salary was $600,000, Mr. Nguyen’s initial annual base salary was $500,000, which was adjusted to $250,000 in September 2020, and Mr. Martin’s annual base salary was $365,000.

Cash Incentive Compensation

For the fiscal year ended December 31, 2020, Messrs. Vlok and Martin were eligible to earn an annual bonus based on the achievement of certain performance objectives related to our EBITDA. For the fiscal year ended December 31, 2020, the target annual bonus for each of Messrs. Vlok and Martin was $400,000 and $237,250, respectively. The annual bonuses earned by Messrs. Vlok and Martin for the fiscal year ended December 31, 2020 are reported in the “Non-Equity Incentive Plan Compensation” column of the “2020 Summary Compensation Table” above. In the fiscal year ended December 31, 2020, each of our named executive officers also received a one-time discretionary bonus in lieu of a salary increase, which amounts are reported in the “Bonus” column of the “2020 Summary Compensation Table” above.

In addition, Mr. Nguyen is entitled to an annual retention bonus in an amount equal to $800,000, not to exceed $4,000,000 in the aggregate, until the earlier of (i) June 22, 2023, (ii) a sale of the company, (iii) the date on which Mr. Nguyen no longer holds any Class A or Class B Units, and (iv) Mr. Nguyen’s breach of any written agreement with us. The retention bonus earned by Mr. Nguyen in 2020 is reported under the “Bonus” column in the “2020 Summary Compensation Table” above.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. We did not provide any equity compensation to our named executive officers during the fiscal year ended December 31, 2020. In connection with the Corporate Conversion, outstanding options to purchase Class B Units granted under the Project Angel Parent, LLC 2019 Equity Option Plan, or the 2019 Option Plan, will be converted into options to purchase shares of our common stock, and outstanding Units granted under the Project Angel Parent, LLC Equity Plan, or the Equity Plan, will be converted into shares of common stock or restricted stock, which will be granted under our 2021 Stock Option and Incentive Plan, or the 2021 Plan.

Employment Arrangements with our Named Executive Officers

We have entered into new employment agreements, as described below, with each of Messrs. Vlok, Nguyen, and Martin, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part and will replace each named executive officer’s existing employment agreement. In addition, each of our named executive officers has entered into an agreement with us which contains protections of confidential information, requires the assignment of inventions and contains other restrictive covenants.

Nicolaas Vlok

Nicolaas Vlok is party to an employment agreement with us that will become effective upon the effectiveness of the registration statement of which this prospectus is a part. This employment agreement has no specific term and constitutes at-will employment. Mr. Vlok’s current annual base salary is $600,000, which is subject to periodic review by our board of directors or our compensation committee. Mr. Vlok is also eligible to receive an annual bonus, the actual amount of which will be determined in the sole discretion of the board of directors or our compensation committee. Mr. Vlok’s current target bonus is 85% of his base salary. In addition, Mr. Vlok is entitled to reimbursement for the cost of use of his personal aircraft for business related travel, subject to certain conditions. Mr. Vlok is also entitled to participate in all employee benefit plans and vacation policies in effect for our employees.

Pursuant to his employment agreement, in the event that Mr. Vlok’s employment is terminated by us without cause, as such term is defined in his employment agreement, or if Mr. Vlok terminates his employment for good reason, as such term is defined in his employment agreement, subject to his execution and the effectiveness of a separation agreement and release, we will be obligated to (i) pay him a cash severance payment equal to the sum of 12 months of his then-current base salary, the amount of any bonus earned in respect of the prior fiscal year that would have been paid if Mr. Vlok’s employment had not been terminated and 100% of his target bonus for the then-current year, and (ii) continue for a period of up to 12 months to make monthly payments equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Vlok as if Mr. Vlok had remained employed by us. In lieu of the foregoing payments and benefits, if Mr. Vlok’s employment with us is terminated by us without cause or Mr. Vlok terminates his employment for good reason within the period beginning three months before and ending 12 months after a change in control, as such term is defined in his employment agreement, and subject to his execution and the effectiveness of a separation agreement and release, we will be obligated to (i) pay him a lump-sum cash severance payment equal to the sum of 24 months of Mr. Vlok’s then-current base salary and the amount of any bonus earned in respect of the prior fiscal year that would have been paid if his employment had not been terminated, (ii) accelerate the vesting of all of the unvested equity awards held by Mr. Vlok that were granted immediately on or after the effectiveness of the registration statement of which this prospectus is a part as of the later of (A) the date of termination or (B) the effective date of a separation agreement and release, and (iii) continue for a period of up to 18 months to make monthly payments equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Vlok as if he had remained employed by us. In addition, equity awards held by Mr. Vlok that were granted prior to the effectiveness of the registration statement of which this prospectus is a part will immediately accelerate and become fully exercisable or nonforfeitable in the event of a change in control during his employment with us.

Timothy Nguyen

Timothy Nguyen is party to an employment agreement with us that will become effective upon the effectiveness of the registration statement of which this prospectus is a part. This employment agreement has no specific term and constitutes at-will employment. Mr. Nguyen’s current annual base salary is $250,000, which is subject to periodic review by our board of directors or our compensation committee. Mr. Nguyen is also eligible to receive an annual bonus of $800,000, not to exceed $4,000,000 in the aggregate (with $1,600,000 of such aggregate amount having already been paid), until the earliest of (i) June 22, 2023, (ii) a sale of the company, as defined in his prior employment agreement, (iii) the date on which he no longer owns any Class A Units or Class B Units (or any equity held in connection with any conversion of such units), and (iv) his breach of any then-existing agreement between himself and the company. Mr. Nguyen is also entitled to participate in all employee benefit plans in effect for our employees, but, other than using accrued vacation days pursuant to his prior employment agreement, is not eligible to take paid vacation time or participate in paid time off policies in effect for our employees except to the extent required by law.

Chad Martin

Chard Martin is party to an employment agreement with us that will become effective upon the effectiveness of the registration statement of which this prospectus is a part. This employment agreement has no specific term and constitutes at-will employment. Mr. Martin’s current annual base salary is $406,061, which is subject to periodic review by our board of directors or our compensation committee. Mr. Martin is also eligible to receive an annual bonus, the actual amount of which will be determined in the sole discretion of the board of directors or our compensation committee. Mr. Martin’s current target bonus is 65% of his base salary. Mr. Martin is also entitled to participate in all employee benefit plans and vacation policies in effect for our employees

Pursuant to his employment agreement, in the event that Mr. Martin’s employment is terminated by us without cause, as such term is defined in his employment agreement, or if Mr. Martin terminates his employment for good reason, as such term is defined in his employment agreement, and subject to his execution and the effectiveness of a separation agreement and release, we will be obligated to (i) pay him a cash severance payment equal to the sum of 12 months of his then-current base salary, the amount of any bonus earned in respect of the prior fiscal year that would have been paid if Mr. Martin’s employment had not been terminated and a pro-rated amount of his target bonus for the year in which the termination occurs, and (ii) continue for a period of up to 12 months to make monthly payments equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Martin as if Mr. Martin had remained employed by us. In lieu of the foregoing payments and benefits, if Mr. Martin’s employment with us is terminated by us without cause or Mr. Martin terminates his employment for good reason within the period beginning three months and ending 12 months after a change in control, as such term is defined in his employment agreement, and subject to his execution and the effectiveness of a separation agreement and release, we will be obligated to (i) pay him a lump-sum cash severance payment equal to the sum of 18 months of Mr. Martin’s then-current base salary and the amount of any bonus earned in respect of the prior fiscal year that would have been paid if his employment had not been terminated, (ii) accelerate the vesting of all of the unvested equity awards held by Mr. Martin that were granted immediately on or after the effectiveness of the registration statement of which this prospectus is a part as of the later of (A) the date of termination or (B) the effective date of a separation and release agreement, and (iii) continue for a period of up to 18 months to make monthly payments equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Martin if he had remained employed by us. In addition, equity awards held by Mr. Martin that were granted prior to the effectiveness of the registration statement of which this prospectus is a part will immediately accelerate and become fully exercisable or nonforfeitable in the event of a change in control during his employment with us.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. It assumes completion of the Corporate Conversion prior to the completion of this offering and an initial public offering price of $     (the midpoint of the price range set forth on the cover page of this prospectus). See the section titled “Corporate Conversion.”

		Option Awards							Stock Awards
									Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Nicolaas Vlok	10/9/2019	760,417	(2)	1,064,583	—		3.03	10/9/2029	—		—	—		—
	10/9/2019	—		—	1,608,333	(3)	3.03	10/9/2029	—		—	—		—
	11/30/2018	—		—	—		—	—	94,454	(4)		—		—
Timothy Nguyen	—	—		—	—		—	—	—		—	—		—
Chad Martin	11/30/2018	—		—	—		—	—	188,909	(5)		133,347	(6)

(1)

Represents the fair market value of the shares that were unvested as of December 31, 2020. The fair market value assumes an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)

One third of the shares underlying this option vested on September 1, 2020, and the remaining shares underlying this option vest in 24 equal monthly instalments thereafter, in each case subject to Mr. Vlok’s continued service to us through each such date. In addition, 100% of the then-unvested shares subject to this award vest immediately prior to the sale of the company, subject to Mr. Vlok’s continued employment through such sale.

(3)

The shares underlying this option vest as follows: 608,333 of the shares vest upon the achievement of a predetermined EBITDA metric and all such shares vest immediately prior to a sale of the Company, subject to Mr. Vlok’s continued employment through such sale; and 1,000,000 shares vest subject to certain return on investment metrics and such shares are expected to become fully vested immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

(4)

The shares underlying this award vest as follows: 25% of such shares vested on May 31, 2019, and the remaining shares vest in 36 equal monthly installments thereafter, in each case subject to Mr. Vlok’s continued service to us through each such date. In addition, 100% of the then-unvested shares subject to this award vest immediately prior to the sale of the company.

(5)

The shares underlying this award vest as follows: 25% of such shares vested on May 31, 2019, and the remaining shares vest in 36 equal monthly installments thereafter, in each case subject to Mr. Martin’s continued service to us through each such date. In addition, 100% of the then-unvested shares subject to this award vest immediately prior to the sale of the company, subject to Mr. Martin’s continued employment through such sale.

(6)

The shares underlying this award vest upon the achievement of a predetermined EBITDA metric and all such shares vest immediately prior to a sale of the Company, subject to Mr. Martin’s continued employment through such sale.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2021 Stock Option and Incentive Plan

Our 2021 Plan will be adopted by our board of directors and approved by our stockholders following the Corporate Conversion, and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2021 Plan will replace the 2019 Option Plan and the Equity Plan. In connection with the Corporate Conversion, outstanding options to purchase Class B Units granted under our 2019 Option Plan will be converted into options to purchase shares of common stock, and outstanding Units granted under the Equity Plan will be converted into shares of common stock or restricted stock, which will be granted under our 2021 Plan. The 2021 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved      shares of our common stock for the issuance of awards under the 2021 Plan, or the Initial Limit. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase on January 1, 2022 and each January 1 thereafter, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee, or the Annual Increase. The number of shares reserved under the 2021 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2021 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2021 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or      shares of common stock.

The grant date fair value of all awards made under our 2021 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000.

The 2021 Plan will be administered by our compensation committee. Our compensation committee has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, to impose any limitations and/or vesting conditions on each award and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. Persons eligible to participate in the 2021 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2021 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant unless the stock appreciation right is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.

Our compensation committee may grant cash bonuses under the 2021 Plan to participants, subject to the achievement of certain performance goals.

The 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2021 Plan. To the extent that awards granted under the 2021 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights (i) may be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. In addition, we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2021 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the

2021 Plan require the approval of our stockholders. The administrator of the 2021 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2021 Plan after the date that is ten years from the effective date of the 2021 Plan. No awards under the 2021 Plan have been made prior to the date of this prospectus.

2021 Employee Stock Purchase Plan

The 2021 Employee Stock Purchase Plan, or 2021 ESPP, will be adopted by our board of directors and approved by our stockholders following the Corporate Conversion, and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2021 ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The 2021 ESPP initially reserves and authorizes the issuance of up to a total of      shares of common stock to participating employees. The 2021 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i)      shares of common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2021 ESPP. The number of shares reserved under the 2021 ESPP will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees will be eligible to participate in the 2021 ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the 2021 ESPP.

We may make one or more offerings each year to our employees to purchase shares under the 2021 ESPP. Offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee will be able to elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2021 ESPP will be able to purchase shares by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than a number of shares of common stock determined by dividing $25,000 by the fair market value of the common stock on the first day of the offering may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the 2021 ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2021 ESPP will terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2021 ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the 2021 ESPP and certain other amendments will require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In April 2021, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers, number of new customers or customer references; operating income and/or net annual recurring revenue, or any other performance goal selected by the compensation committee, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 74 days after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We participate in a retirement savings plan, or 401(k) plan, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who are at least 18 years of age are generally eligible to participate in the 401(k) plan, subject to certain criteria, including attaining at least three months of service with us. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. Our 401(k) plan allows for discretionary matching contributions under the plan equal to 50% of up to the first 8% of eligible compensation, capped at $4,000 annually per employee. In addition, we have the ability to make discretionary nonelective contributions under the 401(k) plan. Matching and nonelective contributions made by us are generally subject to a vesting schedule whereby 100% of such contributions are vested as of the participants’ sixth year of service.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020 for their services as members of the board of directors. During the year ended December 31, 2020, Nicolaas Vlok, our Chief Executive Officer, and Timothy Nguyen, our Chief Strategy Officer and Vice Chairman, served as members of our board of directors as well as employees and received no additional compensation for their services as members of our board of directors.

Name(1)	Fees Earned or Paid in Cash ($)	Total ($)
Laurens Albada-Jelgersma(2)	50,000	50,000
Paul Zuber(3)	100,000	100,000
A.J. Rohde	—	—
A.J. Jangalapalli	—	—

(1)

In connection with the Corporate Conversion, outstanding equity awards other than options will be converted into shares of common stock or restricted stock awards, which will be granted under our 2021 Plan. Assuming the completion of the Corporate Conversion prior to the completion of this offering, Messrs. Albada-Jelgersma and Zuber held             and            unvested shares of restricted stock, respectively, as of December 31, 2020.

(2)

Pursuant to the board of director agreement we entered into with Mr. Albada-Jelgersma on June 8, 2018, in consideration for his services as a non-employee director, Mr. Albada-Jelgersma was entitled to receive an annual cash fee of $50,000. In addition, pursuant to his director agreement, he was granted an award of Class B Units. Mr. Albada-Jelgersma concluded his tenure on our board of directors in March 2021 and the unvested Class B Units held by him at the time were forfeited in accordance with the terms of the applicable award agreement.

(3)

Pursuant to the board of directors agreement we entered into with Mr. Zuber on June 8, 2018, in consideration for his services as a non-employee director, Mr. Zuber is entitled to receive an annual fee of $100,000. In addition, pursuant to his director agreement, he was granted an award of Class B Units, which will be converted into restricted stock in connection with the Corporate Conversion. The director agreement will be terminated in connection with the offering.

Non-Employee Director Compensation Policy

In connection with this offering, we have adopted a non-employee director compensation policy that will become effective upon the completion of this offering and is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

Annual Retainer
Board of Directors:
Members	$40,000
Additional retainer for non-executive chair	$30,000

Audit Committee:
Members (other than chair)	$10,000
Retainer for chair	$20,000

Compensation Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000

Nominating and Corporate Governance Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000

Cybersecurity Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000

In addition, the non-employee director compensation policy will provide that, upon initial election to our board of directors, each non-employee director will be granted a restricted stock unit award with a value of $300,000 (the “Initial Grant”). The Initial Grant will vest in equal annual installments over three years from the date of grant, subject to continued service through the applicable vesting date. Furthermore, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an annual restricted stock unit award with value of $150,000 (the “Annual Grant”). The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under Rule 10b5-1 plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed in the sections titled “Management,” “Executive Compensation” and “Director Compensation,” the following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or is expected to exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Acquisitions

Thoma Bravo Acquisition

In March 2018, entities affiliated with Thoma Bravo entered into an Equity Purchase Agreement with the former stockholders of MeridianLink, Inc. to purchase 100% of the outstanding equity interests of MeridianLink, Inc. We refer to such former stockholders of MeridianLink, Inc. as the MeridianLink Sellers. Timothy Nguyen, who is currently our Chief Strategy Officer and a member of our Board of Directors, owned, directly and through affiliated trusts, approximately 44% of MeridianLink, Inc. and was a MeridianLink Seller. The Thoma Bravo acquisition was a transaction by and among entities affiliated with Thoma Bravo and the MeridianLink Sellers, including Mr. Nguyen. Project Angel Parent LLC, the registrant for this offering, is a holding company that was formed in May 2018 and became the top level holding company of the MeridianLink business following the consummation of the Thoma Bravo acquisition. In June 2021, we released $25.7 million to the MeridianLink Sellers, including Mr. Nguyen, representing the funds remaining in the holdback account established in connection with the Equity Purchase Agreement.

In connection with the closing of the Thoma Bravo acquisition, the total outstanding balance of that certain Line of Credit Agreement by and between MeridianLink, Inc. and Timothy Nguyen, dated as of June 8, 2017, in the amount of approximately $8.6 million was repaid in full.

Equity Financings

Class A Unit and Class B Unit Financings

On May 31, 2018, we sold an aggregate of $218 million of our Class A Units and Class B Units at a purchase price of $1,000 per Class A Unit and $0.0332777778 per Class B Unit. The following table summarizes purchases of our Class A Units and Class B Units by our holders of more than 5% of our capital units and their affiliated entities.

Stockholder	Number of Class A Units	Number of Class B Units	Aggregate Purchase Price
Certain of the Thoma Bravo Funds(1)	215,820.00	65,509,181.9261	$218,000,000

(1)

Consists of 89,554.5090 Class A Units and 27,183,035.0403 Class B Units purchased by Thoma Bravo Discover Fund, L.P., 18,355.4910 Class A Units and 5,571,555.9228 Class B Units purchased by Thoma Bravo Discover Fund A., L.P., 74,124.6739 Class A Units and 22,499,521.5876 Class B Units purchased by Thoma Bravo Discover Fund II, L.P., 32,137.7562 Class A Units and 9,754,972.2806 Class B Units purchased by Thoma Bravo Discover Fund II-A, L.P., and 1,647.5699 Class A Units and 500,097.0948 Class B Units purchased by Thoma Bravo Discover Executive Fund II, L.P.

On June 7, 2018, we sold an aggregate of $10 million of our Class A Units and Class B Units at a purchase price of $1,000 per Class A Unit and $0.0332777778 per Class B Unit. The following table summarizes purchases of our Class A Units and Class B Units by our holders of more than 5% of our capital units and their affiliated entities.

Stockholder	Number of Class A Units	Number of Class B Units	Aggregate Purchase Price
Certain of the Thoma Bravo Funds(1)	9,900.00	3,005,008.3453	$10,000,000

(1)

Consists of 4,108.0050 Class A Units and 1,246,928.2129 Class B Units purchased by Thoma Bravo Discover Fund, L.P., 841.9950 Class A Units and 255,575.9598 Class B Units purchased by Thoma Bravo Discover Fund A., L.P., 3,400.2144 Class A Units and 1,032,088.1462 Class B Units purchased by Thoma Bravo Discover Fund II, L.P., 1,474.2090 Class A Units and 447,475.7927 Class B Units purchased by Thoma Bravo Discover Fund II-A, L.P., and 75.5766 Class A Units and 22,940.2337 Class B Units purchased by Thoma Bravo Discover Executive Fund II, L.P.

Purchase and Sale Agreement

In April 2019, we sold a 35,687 square foot building located at 1620 Sunflower Avenue, Costa Mesa, CA 92626, or the 1620 Sunflower Building, for $9.4 million to SFHY Enterprise, LLC pursuant to a Purchase and Sale Agreement. Timothy Nguyen is the sole manager of SFHY Enterprise, LLC, and he and his wife are both equityholders of the entity. The transaction was accounted for as a failed sale-leaseback transaction.

Lease Agreements

Timothy Nguyen is the sole manager, and together with his wife, equityholder, of MLink Enterprise, LLC, which is the landlord of the office we lease at 1600 Sunflower Avenue, Costa Mesa, CA pursuant to that certain Standard Industrial/Commercial Single-Lessee Lease – Net with MLink Enterprise, LLC, dated as of November 30, 2012, as amended by that certain First Amendment to Lease Agreement by and between us and MLink Enterprise, LLC, dated as of March 23, 2018. The lease payments for such office were approximately $0.9 million, $0.8 million, and $0.7 million for each of the years ended December 31, 2020, 2019, and 2018, respectively.

In April 2019, we entered into a Commercial Office Lease with SFHY Enterprise, LLC to lease the 1620 Sunflower Building. The lease payments were an aggregate of approximately $0.4 million for the fiscal year ended December 31, 2019. The lease was terminated on October 31, 2020.

Advisory Services Agreement

On May 31, 2018, MeridianLink, Inc. entered into an advisory services agreement, or the Advisory Services Agreement, with Thoma Bravo, LLC. We paid Thoma Bravo management fees under the Advisory Services Agreement totaling approximately $2.0 million for the years ended December 31, 2019 and 2020 and $0.5 million for the three months ended March 31, 2021, not inclusive of travel costs and expenses. We are also obligated to reimburse Thoma Bravo for reasonable legal, accounting, travel expenses, and other fees and expenses incurred by Thoma Bravo in rendering the services under the Advisory Services Agreement, including without limitation fees paid to certain of our directors affiliated with Thoma Bravo. The Advisory Services Agreement will terminate upon completion of this offering.

Registration Rights

We have entered into a registration rights agreement, or the Registration Rights Agreement, with the Thoma Bravo Funds and certain other holders of our capital stock. Pursuant to the Registration Rights

Agreement, we will agree to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations set forth therein) of the holders of the shares registered pursuant to the registrations described below. The registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an underwritten offering and our right to delay a registration statement under certain circumstances.

Pursuant to the Registration Rights Agreement, we will agree to not publicly sell or distribute any securities during the period beginning on the date of the notice of the requested demand registration and ending 180 days following the date of the final prospectus for such underwritten public offering in the case of our initial public offering, or 90 days following the final prospectus for an underwritten public offering following our initial public offering. In addition, in connection with this offering, we expect that each party to the Registration Rights Agreement will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Underwriting” for additional information regarding such restrictions.

Demand Registration Rights

Pursuant to the Registration Rights Agreement, the Thoma Bravo Funds are entitled to request (i) an unlimited number of Long-Form Registrations (as defined therein), and (ii) an unlimited number of Short-Form Registrations (as defined therein). In addition, the other parties to the Registration Rights Agreement are entitled to pari passu participation of their Registrable Securities in a Long-Form Registration or Short-Form Registration.

Piggyback Registration Rights

If at any time we propose to register the offer and sale of shares of our common stock under the Securities Act (other than in this offering, or a registration on Form S-4, Form S-8 or any successor form, or a registration of securities solely relating to an offering and sale to our employees, directors, members, managers, advisors or consultants pursuant to any employee equity plan or other employee benefit plan arrangement, or a registration of non-convertible debt securities) then we must notify the holders of Registrable Securities of such proposal to allow them to include a specified number of their shares of our common stock in such registration, subject to certain marketing and other limitations.

Right of Repurchase

Pursuant to our equity compensation plans and certain agreements with our employees, we or our assignees have a primary right, and Thoma Bravo Funds have a secondary right, to purchase the units held by certain of our employee equityholders in connection with their termination or in connection with a transaction or series of transactions where either a majority of our equity securities or all or substantially all of our assets are acquired by a third party.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus for sale to some of our directors, officers, employees, sponsors, and friends and family of officers, directors, and beneficial owners. Shares purchased by our directors and officers in the reserved share program will be subject to lock-up restrictions described in this prospectus. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See the section titled “Underwriting—Reserved Shares.”

Limitation of Liability and Indemnification of Officers and Directors

Our charter will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our bylaws will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or executive officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that will be included in our charter and bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained or will obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to the registration statement of which this prospectus forms a part will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act and otherwise with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships), to which we are a party, in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has, had or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our capital stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction.

All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name Project Angel Parent, LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, MeridianLink, Inc., the operating company and the indirect wholly owned subsidiary of Project Angel Parent, LLC, will change its name to ML California Sub, Inc., and Project Angel Parent, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to MeridianLink, Inc. In this prospectus, we refer to all of the transactions related to our conversion into a corporation, including the Preferred Conversion discussed below, as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the selling stockholder is selling the common stock of an entity that is a corporation rather than a limited liability company to the public in this offering.

Immediately prior to our conversion into a corporation, we will convert each of our outstanding Class A Units into a number of Class B Units equal to the result of the accrued preferred return price per Class A Unit divided by the projected initial public offering price per share of our common stock in this offering. The preferred return price for each Class A Unit is equal to the future value of $1,000 at a 9% interest rate compounded quarterly over the time passed since the issuance of such unit. We refer to this conversion of all of our Class A Units into Class B Units as the “Preferred Conversion.” The Preferred Conversion is assumed to occur throughout this prospectus using the assumed initial public offering price per share of $             (the midpoint of the estimated offering price range set forth on the cover page of this prospectus). In conjunction with our conversion to a corporation, all of our outstanding Class B Units will be converted into an aggregate of          shares of our common stock on a one-for-one basis.

As a result of the Corporate Conversion, MeridianLink, Inc. will succeed to all of the property and assets of Project Angel Parent, LLC and will succeed to all of the debts and obligations of Project Angel Parent, LLC. MeridianLink, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See the section titled “Management.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                 , 2021 that, after the completion of the Corporate Conversion, will be owned by:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on          shares of our common stock outstanding as of                 , 2021, after giving effect to the Corporate Conversion. We have based our calculation of the percentage of beneficial ownership after this offering on          shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional          shares of our common stock from the selling stockholders. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of                 , 2021 and shares of our restricted stock that have vested or will vest within 60 days of                 , 2021 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

For information regarding material transactions between us and certain of the selling stockholders, see the section titled “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MeridianLink, Inc., 1600 Sunflower Avenue, #200, Costa Mesa, CA 92626.

	Beneficial Ownership Prior to the Offering		Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares			Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
				Shares Beneficially Owned After the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Shares Offered Hereby	Number	Percent	Shares Offered Hereby	Number	Percent
Named Executive Officers, Directors and Director Nominees:
Nicolaas Vlok(1)
Timothy Nguyen(2)
Chad Martin(3)
Paul Zuber(4)
A.J. Rohde
A.J. Jangalapalli
James Lines
Pam Murphy
All executive officers and directors as a group (9 persons)(5)
5% Stockholders:
Thoma Bravo Funds(6)
Entities affiliated with Serent Capital(7)
Selling Stockholders:
CRIF SpA(8)
Nathaniel Barnes
Monica Kim
Bryan Klann
Charles Lee
Chris Maloof
Institutional Investors(9)

*	Represents less than one percent (1%).
(1)

Includes (i)                  shares of common stock held by the Vlok Family Trust, dated March 17, 2009 and (ii)                  shares of common stock issuable upon the exercise of options that have vested or will vest within 60 days of                 , 2021. Nicolaas Vlok and Madelaine Vlok, as co-trustees of the Vlok Family Trust, dated March 17, 2009, share voting and dispositive power over the shares held by this entity.

(2)

Includes (i)                  shares of common stock held by SCML, LLC and (ii)                  shares of common stock held by KCD30, LLC. Apichat Treerojporn, as sole manager of SCML, LLC, has sole voting and dispositive power over the shares held by the entity. Mr. Nguyen, as the sole manager of KCD30, LLC, has sole voting and dispositive power over the shares held by the entity.

(3)

Includes                  shares of common stock held by Chad H. Martin and Crista L. Martin, Trustees of the Martin Family Trust dated March 9, 2010. Chad Martin and Crista Martin, as co-trustees of the Martin Family Trust dated March 9, 2010, share voting and dispositive power over the shares held by this entity.

(4)

Includes                  shares of common stock held by DSL 2020, LLC. Paul Zuber, as the manager of DSL 2020, LLC, has sole voting and dispositive power over the shares held by the entity. DSL 2020, LLC’s sole member is Paul Zuber, Trustee of The Concordia 2020 Irrevocable Trust, a trust held for the sole benefit of Mr. Zuber’s children.

(5)	Includes shares of common stock held by Alan Arnold.
(6)

Consists of                  shares held directly by Thoma Bravo Discover Fund, L.P., or Discover Fund,                  shares held directly by Thoma Bravo Discover Fund A, L.P., or Discover Fund A,                  shares held directly by Thoma Bravo Discover Fund II, L.P., or Discover Fund II,                  shares held directly by Thoma Bravo Discover Fund II-A, L.P., or Discover Fund II-A, and                  shares held directly by Thoma Bravo Discover Executive Fund II, L.P., or Discover Exec Fund II. Thoma Bravo Discover Partners , L.P., or Discover Partners, is the general partner of each of Discover Fund and Discover Fund A. Thoma Bravo Discover Partners II, L.P., or Discover Partners II, is the general partner of each of Discover Fund II, Discover Fund II-A and Discover Exec Fund II. Thoma Bravo Discover UGP, LLC, or Discover UGP, is the general partner of Discover Partners. Thoma Bravo Discover UGP II, LLC, or Discover UGP II, is the general partner of Discover Partners II. Thoma Bravo UGP, LLC is the managing member of each of Discover UGP and Discover UGP II. Thoma Bravo UGP, LLC’s voting and investment decisions are made by an investment committee comprised of Seth Boro, Orlando Bravo, S. Scott Crabill, Lee Mitchell, Holden Spaht and Carl Thoma. By virtue of the relationships described in this footnote, Thoma Bravo UGP, LLC may be deemed to exercise voting and dispositive power with respect to the shares held directly by Discover Fund, Discover Fund A, Discover Fund II, Discover Fund II-A and Discover Exec Fund II. Messrs. Boro, Bravo, Crabill, Mitchell, Spaht and Thoma disclaim beneficial ownership of the shares held directly by Discover Fund, Discover Fund A, Discover Fund II, Discover Fund II-A and Discover Exec Fund II. The principal business address of the entities identified herein is c/o Thoma Bravo UGP, LLC, 150 North Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

(7)

Consists of                  shares held directly by Serent Capital Associates III, L.P., or Serent III-A, and                  shares held directly by Serent Capital III, L.P., or Serent III. Serent Capital Partners III, L.P., or Serent III GP, is the general partner of Serent III-A and Serent III. Serent Capital Partners UGP III, LLC, or Serent III UGP, is the general partner of Serent III GP. Kevin Frick, David Kennedy, and Lance Fenton are the Managing Members of Serent III UGP. Accordingly, each of Kevin Frick, David Kennedy, Lance Fenton, Serent III UGP, and Serent III GP may be deemed to share beneficial ownership of the shares held by Serent III-A and Serent III. Each of them disclaims beneficial ownership of such shares. The principal business address of each of the foregoing entities and persons is 3 Embarcadero Center, Suite 410, San Francisco, California 94111.

(8)

The chief executive officer and chairman of the board of directors of CRIF SpA, Carlo Gherardi, holds sole voting and dispositive power over the shares held by CRIF SpA. The principal business address of CRIF SpA and Mr. Gherardi is Via Mario Fantin 1-3, Bologna, Italy, 40131.

(9)	Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our common stock.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. This summary does not purport to be complete and is qualified by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

First Lien Credit Facilities

General

On May 31, 2018, or the Initial Closing Date, we entered into a Senior Secured First Lien Credit Agreement with a syndicate of lenders and Antares Capital LP, as administrative agent, collateral agent and letter of credit issuer, and Antares Capital LP and Golub Capital LLC, as joint bookrunners and joint lead arrangers. The Senior Secured First Lien Credit Agreement has been modified by Amendment No. 1 to Senior Secured First Lien Credit Agreement, dated as of July 3, 2018, which we refer to as the First Lien First Amendment, the Limited Waiver to Senior Secured First Lien Credit Agreement, dated as of December 21, 2018, the Second Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement, dated as of December 21, 2018, which we refer to as the First Lien Second Amendment, the Amendment No. 3 to Senior Secured First Lien Credit Agreement, dated as of June 27, 2019, which we refer to as the First Lien Third Amendment, the Fourth Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement, dated as of October 7, 2019, which we refer to as the First Lien Fourth Amendment, and the Fifth Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement, dated as of January 12, 2021, which we refer to as the First Lien Fifth Amendment. We refer to the Senior Secured First Lien Credit Agreement and the collective waivers and amendments as the First Lien Credit Agreement.

The First Lien Credit Agreement initially provided for a senior secured term loan facility, or the Initial Term Facility, in an original aggregate principal amount of $245.0 million, including an additional senior secured delayed draw term loan facility, or the Delayed Draw Term Loans, in an aggregate principal amount of up to $70.0 million, and a senior secured revolving credit facility in an aggregate principal amount of $35.0 million, or the Revolving Credit Facility, which together with the Initial Term Facility and the Delayed Draw Term Loans, we refer to as the First Lien Credit Facilities. The Revolving Credit Facility includes a $5.0 million sublimit for the issuance of letters of credit. We incurred an additional $40.0 million of incremental term loans under the First Lien Second Amendment, an additional $60.0 million of incremental term loans under the First Lien Fourth Amendment, and an additional $100.0 million of incremental term loans under the First Lien Fifth Amendment, and the Initial Term Facility and such additional term loans are referred to collectively as the Term Facility. As of March 31, 2021, we had outstanding borrowings of $505.0 million with respect to our Term Facility and no outstanding borrowings with respect to our Revolving Credit Facility. The Term Facility and the Delayed Draw Term Loans mature on May 31, 2025. Borrowings under the Revolving Credit Facility mature on May 31, 2023.

Amortization, Interest Rates and Fees

The First Lien Credit Agreement requires us to repay the principal of the Term Facility in equal quarterly repayments equal to approximately 0.25% of the outstanding principal amount of the Term Facility.

The Term Facility bears interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of up to 4.00% or (2) an alternate base rate plus an applicable margin of up to 3.00%. The applicable margins for Eurodollar rate and base rate borrowings are each subject to a reduction of 0.25% based on our consolidated first lien net leverage ratio. The Eurodollar rate applicable to the Term Facility is subject to a “floor” of 1.0% per annum.

The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of up to 3.25% or

(2) a base rate plus an applicable margin of up to 2.25%. The applicable margins for Eurodollar rate borrowings are subject to reductions to 3.00% and 2.75% and the applicable margins for base rate borrowings are subject to reductions to 2.00% and 1.75%, in each case based on our consolidated first lien net leverage ratio. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.0%.

The alternate base rate for any day is a fluctuating rate per annum equal to the highest of (a) the “prime rate” effect on such day as last quoted by The Wall Street Journal, (b) the federal funds effective rate in effect on such day, plus 0.50% per annum (c) the Eurodollar rate for a one-month interest period plus 1.00% and (d) solely with respect to the Term Facility, 2.00% per annum.

In addition to paying interest on loans outstanding under the Term Facility and the Revolving Credit Facility, we are required to pay a commitment fee of up to 0.50% per annum of unused commitments under the Revolving Credit Facility, subject to a reduction to 0.375% per annum based on our consolidated first lien net leverage ratio. We are also required to pay letter of credit fees on a per annum basis equal to the daily maximum amount available to be drawn under each letter of credit multiplied by the applicable margin for Eurodollar loans under the Revolving Credit Facility. We are required to pay customary fronting, issuance, and administrative fees for the issuance of letters of credit.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or First Lien Term Loan at any time, in whole or in part, subject to minimum amounts, and, with respect to the Revolving Credit Facility only, to subsequently reborrow amounts prepaid. There is currently a prepayment premium applicable to prepayments of the Term Facility or Delayed Draw Term Loans equal to 1.00%, subject to certain exceptions. With respect to the Revolving Credit Facility, prepayments are without premium or penalty. We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.

Mandatory Prepayments

The First Lien Credit Agreement requires us to prepay, subject to certain exceptions, the Term Facility with a portion of our excess cash flow in an amount ranging from 0% to 50% of excess cash flow depending on our consolidated first lien net leverage ratio, with 100% of the net cash proceeds of certain asset sales and dispositions in excess of $2.5 million, and with 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions.

Guarantees

Subject to certain exceptions, all obligations under the First Lien Credit Facilities, as well as certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by our current and future direct and indirect domestic subsidiaries of (other than unrestricted subsidiaries, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors under the First Lien Credit Facilities are secured by first priority pledges of and security interests in (i) substantially all of our and each subsidiary guarantor’s existing and future equity interests, as well as 65% of the equity interests of certain first-tier foreign subsidiaries held by the borrower or the guarantors under the First Lien Credit Agreement and (ii) substantially all of our and each guarantor’s tangible and intangible assets, in each case subject to other exceptions.

Certain Covenants

The First Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	incur liens;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans, or advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment or liens, or is unsecured;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our lines of business.

In addition, the terms of the First Lien Credit Agreement include a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility (excluding undrawn letters of credit of up to $2.5 million) exceeds 30% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 7.00 to 1.00. A breach of this financial covenant will not result in a default or event of default under the Term Facility unless and until a majority of the lenders under the Revolving Credit Facility have terminated the commitments under the Revolving Credit Facility and declared the borrowings under the Revolving Credit Facility due and payable.

Events of Default

The First Lien Credit Agreement contains certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

Second Lien Credit Facility

General

On May 31, 2018, or the Closing Date, we entered into a Second Lien Credit Agreement with DBD Credit Funding LLC, as administrative agent and collateral agent. The Second Lien Credit Agreement has been amended by Amendment No. 1 to Senior Secured Second Lien Credit Agreement, dated as of July 3, 2018, which we refer to as the Second Lien First Amendment, Amendment No. 2 to Senior Secured Second Lien Credit Agreement, dated as of June 27, 2019, which we refer to as the Second Lien Second Amendment, and Amendment No. 3 to Senior Secured Second Lien Credit Agreement, dated as of October 7, 2019, which we refer to as the Second Lien Third Amendment. We refer to the original Second Lien Credit Agreement and the collective amendments as the Second Lien Credit Agreement. The Second Lien Credit Agreement provides for a term loan facility, or the Second Lien Credit Facility, in an original aggregate principal amount of $95.0 million with an additional delayed draw term loan in the amount of $30.0 million. As of March 31, 2021, we had outstanding borrowings of $125.0 million under the Second Lien Credit Facility. Borrowings under the Second Lien Credit Facility will mature on May 31, 2026. The Second Lien Credit Facility will be terminated after it is fully repaid using proceeds from this offering.

Interest Rates and Fees

The borrowings under the Second Lien Credit Facility bear interest at a floating rate which can be, at our option, either (1) on a Eurodollar rate for a specified interest period plus 8.00% or (2) an alternate base rate plus 7.00%.

The alternate base rate for any day is a fluctuating rate per annum equal to the highest of (a) the “prime rate” in effect on such day as last quoted by The Wall Street Journal, (b) the federal funds effective rate in effect on such day, plus 0.50% per annum, (c) the Eurodollar rate for a one-month interest period plus 1.00%, and (d) 2.00% per annum.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Second Lien Credit Facility at any time, in whole or in part, subject to minimum amounts, to the extent not prohibited by the terms of the Intercreditor Agreement between DBD Credit Funding LLC and the lenders party to the First Lien Credit Agreement. We are required to pay a prepayment premium on prepayments in an amount (a) for the period from the Closing Date to the first anniversary of the Closing Date, equal to 2.00% of the principal amount of the Second Lien Credit Facility being prepaid, and (b) from the period from the first anniversary of the Closing Date to the second anniversary of the Closing Date, equal to 1.00% of the principal amount of the Second Lien Credit Facility being prepaid.

Mandatory Prepayments

The Second Lien Credit Agreement requires us to prepay, subject to certain exceptions, the Second Lien Term Loan with the net cash proceeds of certain asset sales and dispositions in an amount equal to 100% of such net cash proceeds in excess of $2.5 million, and with 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions. Mandatory prepayments in respect of the Second Lien Credit Facility are not required until the First Lien Credit Facility is paid in full.

Guarantees

Subject to certain exceptions, all obligations under the Second Lien Credit Facility, are jointly and severally, fully and unconditionally, guaranteed on a second priority secured basis by our current and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors under the Second Lien Credit Facility are secured by second priority pledges of and security interests in (i) substantially all of our and each subsidiary guarantor’s existing and future equity interests, as well as 65% of the equity interests of certain first-tier foreign subsidiaries held by the borrower or the guarantors under the Second Lien Credit Agreement and (ii) substantially all of our and each guarantor’s tangible and intangible assets, in each case subject to other exceptions.

Certain Covenants

The Second Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	incur liens;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans, or advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our lines of business.

Events of Default

The Second Lien Credit Agreement contains certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

DESCRIPTION OF CAPITAL STOCK

General

Immediately following the effectiveness of the registration statement of which this prospectus forms a part, we will convert from a Delaware limited liability company into a Delaware corporation and change our name from Project Angel Parent, LLC to MeridianLink, Inc. Below is a summary of the material terms and provisions of our charter and our bylaws as expected to be in effect and affecting the rights of our stockholders upon the completion of the Corporate Conversion, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our charter and bylaws and Registration Rights Agreement, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 650,000,000 shares of capital stock, $0.001 par value per share, of which:

•	600,000,000 shares are designated as common stock; and

•	50,000,000 shares are designated as preferred stock.

As of                 , 2021, there were                  shares of our common stock outstanding (assuming an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus)), held by                  stockholders of record, and no shares of our preferred stock outstanding, assuming the completion of the Corporate Conversion as of                 , 2021, which will be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, and the effectiveness of our certificate of incorporation upon the completion of the Corporate Conversion.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, and any contractual limitations, such as our credit agreements, the holders of our common stock are entitled to receive dividends out of funds then legally available, if any, if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of our common stock are entitled to one vote per share. Our common stock will vote as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Our stockholders do not have the ability to cumulate votes for the election of directors. Except in respect of matters relating to the election of directors, or as otherwise provided in our charter or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, director candidates must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our charter, our board of directors will have the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. We currently have no plans to issue any shares of preferred stock.

Options

As of                 , 2021, we had outstanding options to purchase an aggregate of                  shares of our common stock, with a weighted-average exercise price of $         per share.

Anti-Takeover Provisions in Our Charter and Bylaws

Certain provisions of our charter and bylaws that will be effective as of the completion of this offering may have the effect of delaying, deferring or discouraging another person from attempting to acquire control of us. These provisions, which are summarized below, may discourage takeovers, coercive or otherwise. These provisions are also geared, in part, towards encouraging persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board Size; Board of Directors Vacancies; Directors Removed Only for Cause

Our charter and bylaws allow Thoma Bravo to set the size of our board of directors and fill any vacancy on our board of directors, including newly created seats, for so long as Thoma Bravo beneficially owns at least 30% of the outstanding shares of our common stock. Upon Thoma Bravo ceasing to own at least 30% of the outstanding shares of our common stock, only our board of directors will be allowed to fill vacant directorships. In addition, (i) prior to the first date on which Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, our directors may be removed with or without cause upon the affirmative vote of Thoma Bravo and (ii) on and after such date on which Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, directors may only be removed for cause and only upon the affirmative vote of at least 66 2/3% of our outstanding voting capital stock, at a meeting of our stockholders called for that purpose. In the event Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, directors previously nominated by Thoma Bravo would be entitled to serve the remainder of their respective terms, unless they are otherwise removed for cause in accordance with the terms of our charter. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. In addition, following the date on which Thoma Bravo ceases to beneficially own at least 30% of the outstanding shares of our common stock, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board

Our charter and bylaws provide that our board of directors is classified into three classes of directors, with each class serving three-year staggered terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder Action; Special Meeting of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our charter provides otherwise. Our charter provides that so long as Thoma Bravo beneficially owns a majority of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders may be effected by written consent. Our charter provides that, after Thoma Bravo ceases to beneficially own a majority of the outstanding shares of our common stock, our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock after Thoma Bravo no longer owns a majority of the outstanding shares of our common stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our charter provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies, the chairman of our board of directors, the Chief Executive Officer or the President, or, prior to the date that Thoma Bravo ceases to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, at the request of the holders of a majority of the voting power of our then outstanding shares of voting capital stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws specify certain requirements regarding the form and content of a stockholder’s notice. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our bylaws also provide that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (i) by or at the direction of our board of directors or (ii) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (a) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (b) is entitled to vote at the meeting and upon such election and (c) complies with the notice procedures set forth in our bylaws. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. These provisions will not apply to nominations of candidates for elections as directors by Thoma Bravo.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our charter does not provide for cumulative voting.

Amendment of Charter Provisions and Bylaws

Our charter provides that prior to the date that Thoma Bravo ceases to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, or the Trigger Date, our bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then outstanding voting capital stock, voting together as a single class. After the Trigger Date, our charter and bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our charter also provides that following the Trigger Date, the provisions of our charter relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or charter and the Court of Chancery of the State of Delaware as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Prior to the Trigger Date, such provisions may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our charter also provides that the provision of our charter that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. See “—Corporate Opportunity.”

Issuance of Undesignated Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to designate and issue shares of preferred stock with rights and preferences, including super voting, special approval, dividend or other rights or preferences on a discriminatory basis. The existence of authorized but unissued shares of undesignated preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Business Combinations with Interested Stockholders

We have elected in our charter not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group owning 15% or more of the corporation’s voting capital stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203 of the DGCL. However, our charter contains provisions that have the same effect as Section 203, except that they provide that sales of common stock to or by Thoma Bravo will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our charter that have the same effect as Section 203 of the DGCL.

Corporate Opportunity

Mr. Rohde, partner of Thoma Bravo, Messrs. Lines and Zuber, operating partners of Thoma Bravo, and Mr. Jangalapalli, principal at Thoma Bravo, currently serve on our board of directors and will continue to serve as directors following completion of this offering. Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, will continue to beneficially own a majority of our outstanding common stock upon the completion of this offering. Thoma Bravo may beneficially hold equity interests in entities that directly or indirectly compete with us, and companies in which it currently invests may begin competing with us. As a result of these relationships, when conflicts between the interests of Thoma Bravo, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under the DGCL and our charter, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (i) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approved the transactions, (ii) the material facts relating to the director’s or officer’s relationship or interest are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (iii) the transaction is otherwise fair to us.

Our charter provides that no officer or director of our company who is also a principal, officer, director, member, manager, partner, employee and/or independent contractor of Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to Thoma Bravo instead of us or does not communicate information regarding a corporate opportunity to us. Our charter also provides that any principal, officer, director, member, manager, partner, employee and/or independent contractor of Thoma Bravo or any entity that controls, is controlled by or under common control with Thoma Bravo or any investment funds advised by Thoma Bravo will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment. The provisions described in this paragraph will apply for so long as Thoma Bravo holds any of our securities.

This provision may not be modified without the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding shares of common stock.

Choice of Forum

Our bylaws that will become effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty by one or more of our directors, officers or employees, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our bylaws will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have been approved to list our common stock on the New York Stock Exchange under the symbol “MLNK.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of                 , 2021, a total of          shares of our common stock will be outstanding. Of these shares, all          shares of our common stock sold in this offering by us and the selling stockholders will be eligible for sale in the public market without restriction under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144 described below.

The remaining shares of our common stock will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for sale in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, the provisions of our Registration Rights Agreement described under the section titled “Certain Relationships and Related Party Transactions—Registration Rights,” the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, these restricted securities will be eligible for sale in the public market from time to time beginning 181 days after the date of this prospectus.

Lock-Up Agreements

We, our executive officers and directors, the Thoma Bravo Funds, the selling stockholders, and the other holders of substantially all our common stock or equity awards outstanding immediately prior to this offering have agreed to enter into lock-up agreements with the underwriters of this offering under which we and they have agreed or will agree that, subject to certain exceptions, without the prior written consent of BofA Securities, Inc., we and they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. However, if (i) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (ii) the 180-day lock-up period is scheduled to end during a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within the five trading days prior to a blackout period, then the lockup period applicable to our directors, officers, and securityholders will instead end ten trading days prior to the commencement of the blackout period; provided that in no event will the lock-up period end prior to 120 days after the date of this prospectus. The consent of BofA Securities, Inc. is required to release any of the securities subject to these lock-up agreements. See the section titled “Underwriting.”

Rule 144

Rule 144 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of          shares of our common stock will be entitled to certain rights with respect to the registration of such shares (and any additional shares acquired by such holders in the future) under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” for a description of these registration rights.

Registration Statement on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by this registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates and any lock-up agreements. See the section titled “Executive Compensation” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare surtax on certain investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	brokers, dealers or traders in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•

partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	controlled foreign corporations or passive foreign investment companies; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See the section titled “—Gain on Disposition of Our Common Stock.” Subject to backup withholding requirements, the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, dividends paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses; provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (currently at a rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a non-U.S. office of a broker. However, sales or other dispositions of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S. will result in information reporting and backup withholding unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Internal Revenue Code, and the U.S. Treasury regulations and administrative guidance issued thereunder, or FATCA, generally impose a 30% withholding tax on any dividends paid on common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS

Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA may apply to payments of gross proceeds from a sale or other disposition of our common stock, under recently proposed U.S. Treasury regulations, withholding on payments of gross proceeds is not required. Although such regulations are not final, taxpayers and applicable withholding agents may rely on the proposed regulations until final regulations are issued.

Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

BofA Securities, Inc., Credit Suisse Securities (USA) LLC, and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.
BTIG, LLC
Nomura Securities International, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Blaylock Van, LLC
Roberts & Ryan Investments, Inc.
Samuel A. Ramirez & Company, Inc.
Tigress Financial Partners LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters may offer and sell the shares to the public through one or more of their respective affiliates or other registered broker-dealers or selling agents.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         million and are payable by us and the selling stockholders. We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $30,000.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares offered by this prospectus for sale to some of our directors, officers, employees, sponsors, and friends and family of officers, directors, and beneficial owners. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors, the Thoma Bravo Funds, the selling stockholders, and the other holders of substantially all our common stock or equity awards outstanding, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. However, if (i) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (ii) the 180-day lock-up period is scheduled to end during a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, or within the five trading days prior to a blackout period, then the lockup period applicable to our directors, officers, and securityholders will instead end ten trading days prior to the commencement of the blackout period; provided that in no event will the lock-up period end prior to 120 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell, or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right, or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to certain transactions including:

•	a bona fide gift or gifts;

•	transfers by any person other than us to any immediate family member or any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor;

•	transfers by any person other than us by will or intestate succession;

•	subject to certain limitations, transfers by any person other than us to affiliates or to any investment fund or other entity controlled or managed by, or under common control with such person;

•	transfers by any person other than us pursuant to a distribution to partners, members or stockholders of such person;

•

the surrender or forfeiture of our securities to us to satisfy tax withholding obligations upon exercise of vesting or the exercise price upon a cashless net exercise of expiring awards pursuant to the terms of any stock incentive plan;

•

transfers to us in connection with the repurchase of shares of common stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan described herein, or pursuant to the agreements pursuant to which such shares were issued as described herein, provided that such repurchase of shares of common stock is in connection with the termination of the transferor’s relationship with us;

•

transfers by any person other than us of such securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control of ownership of the company that has been approved by our board of directors;

•	transfers to us in connection with the Corporate Conversion;

•	transfers by any person other than us pursuant to a qualified domestic order or a divorce settlement;

•	the sale of shares to the underwriters pursuant to the underwriting agreement in this offering; and

•	subject to certain limitations, the establishment by any person other than us of a trading plan pursuant to Rule 10b5-1 under the Exchange Act.

provided that certain of the foregoing exceptions are subject to conditions including those requiring the transferee to execute a lock-up agreement with the underwriters for the remainder of the lock-up period and restrictions on public announcements and filings.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. BofA Securities, Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Exchange Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “MLNK.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, or UK, no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of Shares shall require the issuer or any underwriters to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, or, as modified or amended from time to time, the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Goodwin Procter LLP, Redwood City, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2020, and for the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.meridianlink.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members and Board of Directors

Project Angel Parent, LLC

Costa Mesa, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Project Angel Parent, LLC (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, preferred units and members’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2020.

Costa Mesa, California

April 6, 2021

PROJECT ANGEL PARENT, LLC

Consolidated Balance Sheets

(In thousands, except unit data)

	As of December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$97,770	$37,739
Restricted cash	—	2,142
Accounts receivable, net of allowance for doubtful accounts of $2,011 and $641, respectively, as of December 31, 2019 and 2020	15,319	22,358
Prepaid expenses and other current assets	4,105	5,812
Related party receivable due from sellers of MeridianLink	4,123	4,123

Total current assets	121,317	72,174
Property and equipment, net	19,263	7,600
Intangible assets, net	277,480	328,032
Deferred tax asset, net	10,766	9,484
Goodwill	438,880	542,965
Other assets	1,701	3,450

Total assets	$869,407	$963,705

Liabilities, Preferred Units and Members’ Deficit
Current liabilities:
Accounts payable	$1,018	$2,257
Accrued liabilities	15,863	21,070
Deferred revenue	7,841	10,873
TazWorks, LLC purchase liability	—	85,646
Related party liability due to sellers of MeridianLink	30,000	30,000
Current portion of long-term debt, net of debt issuance costs	1,406	2,955

Total current liabilities	56,128	152,801
Long-term debt, net of debt issuance costs	518,876	516,877
Financing obligation due to related party	9,154	—
Deferred rent	620	543

Total liabilities	584,778	670,221

Commitments and contingencies (Note 5)
Class A preferred units, no par value, unlimited units authorized, 320,820 and 319,913 units issued and outstanding as of December 31, 2019 and 2020, respectively; aggregate liquidation preference of $369,240 and $402,607 as of December 31, 2019 and 2020, respectively	320,820	319,913
Members’ Deficit
Class B common units, no par value, unlimited units authorized, 101,465,591 and 102,985,610 units issued and outstanding as of December 31, 2019 and 2020, respectively	1,371	—
Additional paid-in capital	1,791	3,909
Accumulated deficit	(39,353)	(30,338)

Total members’ deficit	(36,191)	(26,429)

Total liabilities, preferred units and members’ deficit	$869,407	$963,705

The accompanying notes are an integral part of these consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Consolidated Statements of Operations

(In thousands, except unit and per unit data)

	Year Ended December 31,
	2019	2020
Revenues, net	$152,731	$199,340
Cost of revenues:
Subscription and services	39,551	49,480
Amortization of developed technology	7,771	8,874

Total cost of revenues	47,322	58,354

Gross profit	105,409	140,986
Operating expenses:
General and administrative	59,536	54,640
Research and development	15,966	18,691
Sales and marketing	9,589	9,371
Loss on termination of financing obligation due to related party	—	5,755
Impairment of trademarks	—	5,362
Acquisition related costs	—	1,579

Total operating expenses	85,091	95,398

Operating income	20,318	45,588
Other (income) expense, net:
Other income	(16)	(41)
Interest expense, net	38,053	34,686

Total other expense, net	38,037	34,645

Income (loss) before provision (benefit) from income taxes	(17,719)	10,943
Provision (benefit) from income taxes	(5,115)	1,792

Net income (loss)	(12,604)	9,151
Class A preferred return	(31,460)	(34,411)

Net loss attributable to common unitholders	$(44,064)	$(25,260)

Weighted average units outstanding—basic and diluted	99,899,718	102,256,260
Net loss per common unit—basic and diluted	$(0.44)	$(0.25)

The accompanying notes are an integral part of these consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Consolidated Statements of Preferred Units and Members’ Deficit

(in thousands, except unit data)

	Class A Preferred Units		Class B Common Units		Additional paid-in capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount
Balance as of January 1, 2019	321,173	$321,173	97,487,609	$3,244	$—	$(26,727)	$(23,483)
Payment of Class A units cumulative preferred return	—	—	—	—	—	(22)	(22)
Vesting of Class B carried equity units	—	—	4,659,332	156	—	—	156
Repurchase of vested units	(353)	(353)	(681,350)	(2,029)	—	—	(2,029)
Unit-based compensation expense	—	—	—	—	1,791	—	1,791
Net loss	—	—	—	—	—	(12,604)	(12,604)

Balance as of December 31, 2019	320,820	320,820	101,465,591	1,371	$1,791	(39,353)	(36,191)

Payment of Class A units cumulative preferred return	—	—	—	—	—	(136)	(136)
Vesting of Class B carried equity units	—	—	2,225,677	73	—	—	73
Repurchase of vested units	(907)	(907)	(705,658)	(1,444)	(723)	—	(2,167)
Unit-based compensation expense	—	—	—	—	2,841	—	2,841
Net income	—	—	—	—	—	9,151	9,151

Balance as of December 31, 2020	319,913	$319,913	102,985,610	$—	$3,909	$(30,338)	$(26,429)

The accompanying notes are an integral part of these consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities:
Net income (loss)	$(12,604)	$9,151
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	38,600	40,199
Provision for doubtful accounts	554	—
Amortization of debt issuance costs	1,774	1,758
Unit-based compensation expense	1,791	2,841
Loss on disposal of fixed assets and termination of financing obligation	959	5,823
Impairment on trademarks	—	5,362
Deferred income taxes	(5,189)	1,555
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(1,284)	(3,184)
Prepaid expenses and other assets	(1,347)	(2,058)
Related party receivable due from sellers of MeridianLink	(4,123)	—
Accounts payable	(5,241)	1,811
Accrued liabilities	8,273	2,952
Deferred revenue	(502)	1,923
Deferred rent	134	(77)

Net cash provided by operating activities	21,795	68,056

Cash flows from investing activities:
Acquisition, net of cash acquired—Teledata Communications, Inc.	—	(103,055)
Acquisition, net of cash acquired—TazWorks, LLC	—	(5,000)
Capitalized software additions	(2,689)	(3,196)
Purchases of property and equipment	(3,350)	(4,141)

Net cash used in investing activities	(6,039)	(115,392)

Cash flows from financing activities:
Repurchases of Class A Units	(353)	(907)
Repurchases of Class B Units	(2,029)	(2,167)
Proceeds from long-term debt	60,000	—
Deferred offering costs	—	(1,000)
Principal payments of long-term debt	(3,702)	(4,156)
Payments of debt issuance costs	(1,073)	—
Proceeds from financing obligation due to related party	9,290	—
Payments of financing obligation due to related party	(48)	(2,187)
Payments of Class A cumulative preferred return	(22)	(136)
Payments to sellers of MeridianLink	(12,862)	—

Net cash provided by (used in) financing activities	49,201	(10,553)

Net increase (decrease) in cash, cash equivalents, and restricted cash	64,957	(57,889)
Cash, cash equivalents, and restricted cash, beginning of year	32,813	97,770

Cash, cash equivalents, and restricted cash, end of year	$97,770	$39,881

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$97,770	$37,739
Restricted cash	—	2,142

Cash, cash equivalents, and restricted cash	$97,770	$39,881

PROJECT ANGEL PARENT, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2020
Supplemental disclosures of cash flow information:
Cash paid for interest	$36,324	$33,179
Cash paid for income taxes	130	137
Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$1,157	$98
Payable to seller in connection with acquisition of TazWorks		85,646
Vesting of Class B Units	156	74
Tenant improvement allowance from landlord	486	––
Payment to sellers of MeridianLink offset against tenant improvement due to the Company	50	––

The accompanying notes are an integral part of these consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Note 1—Organization and Description of Business

Project Angel Parent, LLC, (“Parent”), conducting business as MeridianLink, and its wholly-owned subsidiaries, (collectively the “Company,”) provides secure, cloud-based digital solutions that transform the ways in which traditional and emerging financial services providers engage with account holders and end users. The Company sells its solutions to financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies. The Company delivers its solutions to the substantial majority of its customers using a software-as-a-service (“SaaS”) model under which its customers pay subscription fees for the use of the Company’s solutions. The Company was formed as a limited liability company in Delaware in May 2018 and is a holding company that owns 100% of the outstanding member units of Project Angel Intermediate Holdings, LLC (“Intermediate”). Project Angel Holdings, LLC (“Holdings”), a Delaware limited liability company, was formed on March 15, 2018, and is a wholly-owned subsidiary of Intermediate. On May 31, 2018, Holdings acquired all of the outstanding common stock of MeridianLink, Inc. (“MeridianLink”). The Company is controlled by its majority unitholder, which is represented by various investment funds of Thoma Bravo L.P. (“Thoma Bravo”). The Company is headquartered in Costa Mesa, California, and has offices in Oregon, Louisiana, New York, and Georgia.

Under the terms of the Amended and Restated Limited Liability Company Operating Agreement (“Agreement”), dated as of May 31, 2018, of Project Angel Parent, LLC, the members are not obligated for debt, liabilities, contracts or other obligations of Project Angel Parent, LLC. Profits and losses are allocated to members as defined in the Agreement.

Novel Coronavirus (COVID-19)

In March 2020, the World Health Organization characterized the novel coronavirus (“COVID-19”) outbreak as a pandemic. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has since spread to many other countries and infections have been reported globally, including in the United States and in some of the markets in which we operate. The Company’s operating results depend significantly on the demand by customers. While the Company has not seen a significant negative impact on the demand for its subscription and services resulting from the COVID-19 outbreak as of the date of these financial statements, if the outbreak causes weakness in national, regional and local economies that negatively impact the demand for services and/or increase bad debts, the Company’s business, financial condition, liquidity, results of operations and prospects could be adversely impacted in 2021 and potentially beyond. To date, the Company has experienced an increased demand in its mortgage loan products and has not experienced any significant supplier disruptions or bad debts related to customer receivables.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief and Economic Security (CARES) Act.” The Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act did not have a material impact on the Company’s income tax provision in 2020. To date, the Company has elected to defer employer social security payments until 2021 when they will begin to be repaid. In addition, as part of the Company’s acquisition of Teledata Communications, Inc., the Company has recorded a $1.8 million liability within current portion of long- term debt, net of issuance costs and $0.4 million liability within long-term debt, net of issuance costs, as of December 31, 2020, related to an outstanding Paycheck Protection Program loan. See Note 12—Business Combinations,

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Operating and Reportable Segment

To date, the Company has operated and managed its business and financial information on a consolidated basis for the purposes of evaluating financial performance and the allocation of resources. Accordingly, the Company’s management determined that it operates in one operating and reportable segment that is focused exclusively on providing cloud-based digital solutions in the United States. In reaching this conclusion, management considers the definition of the chief operating decision maker (“CODM”), how the business is defined by the CODM, the nature of the information provided to the CODM and how that information is used to make operating decisions, allocate resources and assess performance. The Company’s CODM is the chief executive officer. The results of operations provided to and analyzed by the CODM are at the consolidated level and accordingly, key resource decisions and assessment of performance are performed at the consolidated level. The Company assesses its determination of operating segments at least annually.

Business Combinations

The Company accounts for business combinations in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business generally being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in acquisition related costs in the consolidated statement of operations. The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with management’s

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

determination of the fair values of assets acquired and liabilities assumed in a business combination. During the measurement period, if new information is obtained about facts and circumstances that existed as of the acquisition date, changes in the estimated fair values of the net assets recorded may change the amount of the purchase price allocable to goodwill. During the measurement period, which expires one year from the acquisition date, changes to any purchase price allocations that are material to the Company’s consolidated financial results will be adjusted prospectively.

On May 31, 2018, Holdings acquired all of the outstanding common stock of MeridianLink. In accordance with the Equity Purchase Agreement (“EPA”) entered in to with the sellers of MeridianLink, $60.0 million was held back for the purpose of satisfying potential claims and expenses as defined in the EPA. This holdback amount is due to the sellers of MeridianLink, including member(s) of the Company’s management and board of directors, and is reflected as a liability in the consolidated balance sheet. Any such claims would reduce the holdback amount and reduce the amount paid to the sellers at the holdback release date. In accordance with the EPA, $30.0 million was released and paid to the sellers in December 2018. The remaining holdback amount to be released is in the final stages of negotiation and will be released once a final settlement amount has been agreed upon. As the holdback amount is unfunded, the Company has recorded a liability of $30.0 million as of December 31, 2019 and 2020 for the unpaid holdback amount.

On June 7, 2018, Holdings acquired all of the outstanding common stock of CRIF Corporation, (“CRIF”).

During 2020, the Company completed two business combination transactions. The purpose of each of the acquisitions was to expand the scope and nature of the Company’s product and service offerings, obtain new customer acquisition channels, add additional team members with important skillsets, and realize synergies. The acquisitions were accounted for using the acquisition method of accounting whereby the acquired assets and assumed liabilities of the acquired companies, which were recorded at their respective fair values and added to those of the Company, including an amount for goodwill representing the difference between the acquisition consideration and the fair value of the identifiable net assets. Results of operations of each acquiree are included in the operations of the Company beginning with the closing date of the acquisition. In Note 12, we have also included unaudited pro forma revenue and earnings for the years ended December 31, 2019 and 2020 as if the acquisitions had occurred at January 1, 2019. See Note 12 – Business Combinations.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include revenue recognition including determining the nature and timing of satisfaction of performance obligations, variable consideration, standalone selling price, and other revenue items requiring significant judgment; unit-based compensation; the fair value of acquired intangibles; the capitalization of software development costs; the useful lives of property and equipment and long-lived intangible assets; impairment of goodwill and long-lived assets; and income taxes. In accordance with GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from those estimates.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Accounting policies and estimates that most significantly impact the presented amounts within these financial statements are further described below:

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. As of December 31, 2019 and 2020, cash consists of checking deposit accounts and demand deposit accounts. There were no cash equivalents held as of December 31, 2019 or 2020.

Restricted Cash

Restricted cash represents cash held in escrow to pay-off Teledata Communications, Inc.’s (“TCI”) outstanding Paycheck Protection Program (“PPP”) Loan should the loan not be forgiven by the Small Business Administration, as a part of the acquisition of TCI (see Note 12). Any cash that is legally or contractually restricted from immediate use is classified as restricted cash.

Fair Value of Financial Instruments

The Company accounts for certain of its financial assets at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents approximate fair value due to their high liquidity in actively quoted trading markets and their short maturities. As of December 31, 2019 and 2020, the Company did not maintain any cash equivalents. The Company’s accounts receivable, related party receivable due from sellers of MeridianLink, accounts payable, accrued liabilities, related party liability due to sellers of MeridianLink, and deferred revenue approximate fair value due to their short maturities. The carrying value of the Company’s long-term debt is considered to approximate the fair value of such debt as of December 31, 2019 and 2020, based upon the interest rates that the Company believes it can currently obtain for similar debt. The Company measured the fair value of certain trademark intangible assets as part of impairment testing for the year ended December 31, 2020. The inputs used to measure the fair value of these assets are primarily unobservable inputs and, as such, considered Level 3 fair value measurements. See Notes 2 and 3 for discussion of 2020 impairment charges.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. Cash and cash equivalents are invested in short-term and highly liquid investment-grade obligations, which are held in safekeeping by large and creditworthy financial institutions. Deposits in these financial institutions may exceed federally insured limits.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

As of December 31, 2019, the Company did not have any customers that accounted for greater than 10% of accounts receivable or 10% of net revenues. As of December 31, 2020, there was one customer, Credit Plus, Inc., that accounted for approximately 15% of accounts receivable and 10% of revenues.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable includes billed and unbilled receivables, net of allowance of doubtful accounts. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. Bad debt expense is included in general and administrative expenses on the accompanying consolidated statements of operations.

The following table presents changes in the provision for doubtful accounts (in thousands):

	As of December 31,
	2019	2020
Beginning balance	$2,152	$2,011
Provision for doubtful accounts	554	—
Write offs, net	(695)	(1,370)

Ending balance	$2,011	$641

The allowance is then calculated by applying the appropriate percentage to each of the Company’s accounts receivable aging categories. Any increases or decreases to this allowance are charged or credited, respectively, as a bad debt expense to general and administrative expenses. The Company generally uses an internal collection effort, after all internal collection efforts have been exhausted, the Company generally writes off the account receivable.

Property and Equipment

The Company records property and equipment at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Asset Category	Life (years)
Computer equipment and software	3 – 5 years
Office equipment and furniture	3 – 7 years
Buildings	25 years
Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets

Expenditures for maintenance and repairs are charged to expense as incurred, and major renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are recognized in the period when the assets are sold or disposed of and the related cost and accumulated depreciation is removed from the accounts.

Goodwill

Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter. The Company evaluates and tests the recoverability of goodwill for impairment at least annually, on October 1, or

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

more frequently if circumstances indicate that goodwill may not be recoverable. The Company performs the impairment testing by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of its reporting unit is less than its carrying amount. The Company has one reporting unit. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the first step of a two-step analysis by comparing the book value of net assets to the fair value of the reporting unit. To calculate any potential impairment, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. Any excess of the carrying amount of the reporting unit’s goodwill over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down. In assessing the qualitative factors, the Company considers the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value, and overall financial performance. No goodwill impairment was recorded during the years ended December 31, 2019 and 2020.

During the year ended December 31, 2019, adjustments were made to the purchase price allocation resulting in additional goodwill, primarily due to adjustments in accordance with the purchase agreement. These adjustments were a result of new information that became available after the acquisition date, but during the measurement period.

Details of adjustments made are as follows along with the effects of our 2020 acquisitions (See Note 12, Business Combinations) (in thousands):

Total
MeridianLink Acquisition	$372,512
CRIF Acquisition	65,467
Adjustments to acquisition date fair value made in 2018	881

Balance, January 1, 2019	438,860
Adjustments to acquisition date fair value made in 2019	20

Balance, December 31, 2019	$438,880

Teledata Communications, Inc. Acquisition	56,079
TazWorks, LLC Acquisition	48,006

Balance, December 31, 2020	$542,965

Research and Development and Capitalized Software

For development costs related to internal use software, such as the Company’s subscription offerings, the Company follows guidance of ASC 350-40, Internal Use Software. ASC 350-40 sets forth the guidance for costs incurred for computer software developed or obtained for internal use and requires companies to capitalize qualifying computer software development costs, which are incurred during the application development stage. Once the application development stage is reached, internal and external costs are capitalized until the software is substantially complete and ready for its intended use. These capitalized costs are to be amortized on a straight- line basis over the expected useful life of the software of three years. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. For the years ended December 31, 2019 and 2020, the Company capitalized $2.7 million and $3.2 million, respectively, related to internally developed software costs. Such capitalized costs related to developed technology are included within the intangible assets balance in the consolidated balance sheets.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Deferred Offering Costs

Costs directly related to the Company’s initial public offering (“IPO”) are deferred for expense recognition and instead capitalized and recorded on the accompanying consolidated balance sheets. These costs consist of legal fees, accounting fees, and other applicable professional services incurred incrementally as the result of our current plans to go public under an IPO. These deferred offering costs will be reclassified to additional paid-in capital upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all deferred offering costs will be recognized within general and administrative and expensed in the same period on the Company’s statements of operations. There were no deferred offering costs capitalized as of December 31, 2019. As of December 31, 2020, $1.0 million of deferred offering costs are reported on the accompanying consolidated balance sheets within prepaid expenses and other current assets.

Impairment of Long-Lived Assets

Identifiable intangible assets with finite lives are amortized over their estimated useful lives on either a straight-line or accelerated basis, depending on the nature of the intangible asset. Developed technology, customer relationships, and trademarks with finite useful lives are amortized on a straight-line basis.

The Company evaluates the carrying value of long-lived assets, including intangible assets with finite lives and property and equipment, whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. The impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets.

In the fourth quarter of 2020, the Company performed an impairment test of definite-lived trademarks which was triggered by the Company’s decision to rebrand certain products. Specifically, management made a decision to rebrand the LendingQB and LoansPQ products which are being replaced by the new “MeridianLink” branded product line. As a result of the rebranding decision in December 2020, which was determined to be a triggering event, the Company recorded an impairment equal to the majority of the value of the LendingQB and LoansPQ trademarks carrying values of $5.4 million, which is included in the impairment of trademarks line on the accompanying consolidated statements of operations.

Other than the trademark impairment mentioned above, no impairment of long-lived assets has been recorded during the years ended December 31, 2019 and 2020.

Cumulative Preferred Return

Class A preferred unitholders are entitled to a cumulative preferred return, as disclosed further in Note 7. At each reporting period-end, the Company evaluates whether the Class A Units are considered currently redeemable or probable of becoming redeemable in accordance with ASC 480-10, Distinguishing Liabilities from Equity, based on the facts and circumstances of the deemed liquidation events that would give rise to the redemption of the units. In accordance with the prescribed accounting literature, the Company does not record the cumulative preferred return in the consolidated financial statements until the Company determines that such units are probable of becoming redeemable.

Revenue Recognition

Revenue-generating activities are directly related to the sale, implementation and support of the Company’s solutions. The Company derives the majority of its revenues from subscription fees for the use of its

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

solutions hosted in either the Company’s data centers or cloud-based hosting services, volume-based fees, as well as revenues for customer support and professional implementation services related to the Company’s solutions.

Under ASC 606 “Revenue from Contracts with Customers” (Topic 606), revenue is recognized upon the transfer of control of a promised service to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those services, net of sales taxes. The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:

•	Identification of the contract, or contracts with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the Company satisfies the performance obligations.

Subscription Fee Revenues

The Company’s software solutions are generally available for use as hosted application arrangements under subscription fee agreements. The Company’s software solutions consist of an obligation for the Company to provide continuous access to a technology solution that it hosts and routine customer support, both of which the Company accounts for as a stand-ready performance obligation. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company’s solution is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as revenue in the month when the usage amounts are determined and reported.

The Company has a limited number of legacy customers that host and manage its solutions on-premises under term license and maintenance agreements. This type of arrangement is no longer sold and represents an immaterial amount of the Company’s subscription fee revenues. However, there is no planned sunset or end of life for these on-premises solutions.

Professional Services Revenues

The Company offers implementation, consulting and training services for the Company’s software solutions and SaaS offerings. Revenues from services are recognized in the period the services are performed, provided that collection of the related receivable is probable.

Other Revenues

The Company enters into referral and marketing agreements with various third parties, in which revenues for the Company are primarily generated from transactions initiated by the third parties’ customers. The Company may introduce its customers to a referral partner or offer additional services available from the referral partner via an integration with the Company’s software solutions. Revenues are recognized in the period the services are performed, provided that collection of the related receivable is probable.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The following tables disaggregate the Company’s net revenues by major source (in thousands):

	Year Ended December 31,
	2019	2020
Subscription fees	$137,585	$177,039
Professional services	11,477	16,301
Other	3,669	6,000

Total revenues, net	$152,731	$199,340

Significant Judgments

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting in the new revenue standard. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgments include whether the series guidance under ASC 606 applicable to the Company’s subscription services and whether implementation and training services represent distinct performance obligations. The Company has contracts with customers that often include multiple performance obligations, usually including multiple subscription and implementation services. For these contracts, the Company accounts for individual performance obligations that are distinct separately by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price (“SSP”), of each distinct good or service in the contract.

In determining whether SaaS services are distinct, we considered whether the series guidance applies to the Company’s subscription services. The Company considered various factors including that substantially all of the Company’s SaaS arrangements involve the transfer of a service to the customer, which represents a performance obligation that is satisfied over time because the customer simultaneously receives and consumes the benefits of the services provided. Customer support services, forms maintenance, and subscription services are considered a series of distinct services that are accounted for as a single performance obligation as the nature of the services are substantially the same and have the same pattern of transfer (i.e., distinct days of service). For these contracts, the Company allocates the ratable portion of the consideration to each period based on the services provided in such period.

In determining whether implementation services are distinct from subscription services, the Company considered that there is not a significant level of integration between implementation and subscription services. Further, implementation services in our contracts provide benefit to the customer with other readily available resources and the implementation services generally are not interdependent with the SaaS subscription services. Therefore, implementation services are generally accounted for as a separate performance obligation, as they represent distinct services that provide benefit to the customer apart from SaaS services.

Consulting and training services are generally considered a separate performance obligation as they are considered distinct services that provide a benefit to the customer on their own.

The determination of SSP for each distinct performance obligation requires judgment. Performance obligations are generally sold at standard prices and subscriptions are generally coterminous. Therefore it is rare that any reallocation of transaction consideration is required. The Company’s best evidence of stand-alone selling price is the observable price at which products and services are sold separately to our customers in similar circumstances or to similar customers in a single transaction, which is generally the stated contract price.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The Company believes that it is the passage of time that corresponds to the satisfaction of its subscription, implementation, and professional services performance obligations, so the appropriate measurement of progress is a time-based input method based on estimated or projected hours to complete the professional services.

The Company evaluates whether they are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) with respect to the vendor reseller agreements pursuant to which the Company resells certain third-party solutions along with the Company’s solutions. Generally, the Company reports revenues from these types of contracts on a gross basis, meaning the amounts billed to customers are recorded as revenues, and expenses incurred are recorded as cost of revenues. Where the Company is the principal, they first obtain control of the inputs to the specific service and direct their use to create the combined output. The Company’s control is evidenced by their involvement in the integration of the partners’ services with the Company’s solutions before it is transferred to their customers and is further supported by the Company being primarily responsible to their customers and having a level of discretion in establishing pricing. In cases where the Company does not obtain control prior to the transfer of services, and is acting as an agent, revenue is reported on a net basis, with costs being recorded as a reduction to revenues.

The Company has concluded that its subscription fees related to monthly usage above the levels included in the standard subscription fee relates specifically to the transfer of the service to the customer in that month and is consistent with the allocation objective of Topic 606 when considering all of the performance obligations and payment terms in the contract. Therefore, the Company recognizes additional usage revenues in the month when the usage amounts are determined and reported. This allocation reflects the amount the Company expects to receive for the services for the given period.

Contract Balances

The timing of customer billing and payment relative to the start of the service period varies from contract to contract; however, the Company bills many of its customers in advance of the provision of services under its contracts, resulting in contract liabilities consisting of deferred revenue. Deferred revenue represents billings under noncancelable contracts before the related product or service is transferred to the customer.

The payment terms and conditions vary by contract; however, the Company’s terms generally require payment within 30 days from the invoice date. In instances where the timing of revenue recognition differs from the timing of payment, the Company elected to apply the practical expedient in accordance with Topic 606 to not adjust contract consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when promised goods and services are transferred to the customer and when the customer pays for those goods and services will be one year or less. As such, the Company determined its contracts do not generally contain a significant financing component.

Deferred Revenue

The deferred revenue balance consists of subscription and implementation fees which have been invoiced upfront and are recognized as revenue only when the revenue recognition criteria are met. The Company’s subscription contracts are typically invoiced to its customers annually and revenue is recognized ratably over the service term. Implementation and service-based fees are most commonly invoiced 50% upfront and 50% upon completion. The Company believes that it is the passage of time that corresponds to the satisfaction of its subscription implementation and professional services performance obligations, so the appropriate measurement of progress is a time-based input method based on estimated or projected hours to complete the professional services. Accordingly, the Company’s deferred revenue balance does not include revenues for future years of multi-year non-cancellable contracts that have not yet been billed and is considered current since the deferred balance will all be recognized within 12 months.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The changes in the Company’s deferred revenue as of December 31, 2019 and 2020 were as follows (in thousands):

	Year Ended December 31,
	2019	2020
Deferred revenue as of January 1	$8,344	$7,841
Billing of transaction consideration	152,228	202,372
Revenue recognized	(152,731)	(199,340)

Deferred revenue as of December 31	$7,841	$10,873

Assets Recognized from Costs to Obtain a Contract with a Customer

The Company capitalizes sales commissions related to its customer agreements because the commission charges are so closely related to the revenues from the non-cancellable customer agreements that they should be recorded as an asset and charged to expense over the expected period of customer benefit. The Company capitalizes commissions and bonuses for those involved in the sale of our SaaS offerings, including direct employees and indirect supervisors, as these are incremental to the sale. The Company begins amortizing deferred costs for a particular customer agreement once the revenue recognition criteria are met and amortizes those deferred costs over the expected period of customer benefit, which the Company estimates to be three years. The Company determined the period of benefit by considering factors such as historically high renewal rates with similar customers and contracts, initial contract length, an expectation that there will still be a demand for the product at the end of its term, and the significant costs to switch to a competitor’s product, all of which are governed by the estimated useful life of the technology. Current costs are included in prepaid expenses and other current assets, and non-current costs are included in other assets on the accompanying consolidated balance sheet. There was no impairment of assets related to deferred commissions during the years ended December 31, 2019 and 2020.

The Company applies a practical expedient to expense costs to obtain a contract with a customer, as incurred, when the amortization period would have been one year or less.

The following table represents the changes in contract cost assets (in thousands):

	Year Ended December 31,
	2019	2020
Beginning balance	$393	$1,635
Additions	1,387	2,268
Amortization	(145)	(696)

Ending balance	$1,635	$3,207

Contract cost assets, current	$589	1,256
Contract cost assets, noncurrent	1,046	1,951

Total deferred contract costs assets	$1,635	$3,207

Cost of Revenues

Cost of revenues is comprised primarily of salaries and other personnel-related costs, including employee benefits, bonuses and unit-based compensation, for employees providing services to our customers.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

This includes the costs of our implementation, customer support, data center and customer training personnel. Cost of revenues also includes the direct costs from third-party services included in our solutions, an allocation of general overhead costs, and the amortization of developed technology. We allocate general overhead expenses to all departments based on the number of employees in each department, which we consider to be a fair and representative means of allocation.

Marketing Costs

Marketing costs are expensed as incurred. For the years ended December 31, 2019 and 2020, advertising and tradeshow expenses were $0.7 million and $0.4 million, respectively, which are included in sales and marketing expenses in the accompanying consolidated statements of operations.

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with the Company’s debt. Deferred financing fees are netted against the Company’s debt. These amounts are amortized into interest expense over the estimated life of the debt using the effective interest method.

In accordance with ASC 470-50, Debt—Modifications and Extinguishments, the Company will perform an analysis on a creditor-by-creditor basis when its debt is modified to determine if the debt instruments were substantially different. In the event of extinguishment, capitalized deferred financing costs are expensed. In the event of debt modification, lender related fees are capitalized, and third-party costs are expensed.

Unit-Based Compensation

The Company accounts for unit-based compensation by estimating the fair value of unit-based payment awards at the grant date. The Company estimates the fair value of its unit options using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period.

Calculating unit-based compensation expense requires the input of highly subjective assumptions, including the expected term of the unit-based awards, fair value of its units, and unit price volatility. The Company utilized an independent valuation specialist to assist with the Company’s determination of the fair value per share. The methods used to determine the fair value per share included discounted cash flow analysis, comparable public company analysis, and comparable acquisition analysis. Starting in the third quarter of 2020, the probability-weighted expected return method was used and considered multiple exit scenarios, including a near term IPO. The estimate of the expected term of options granted was determined by utilizing a weighted- average approach, considering the use of the “simplified method” (where the expected term is presumed to be equal to the vesting period plus the midpoint of the remaining contractual term) and an expected liquidation event occurrence. The Company utilizes this method, as it does not have the historical experience to calculate the term. Since the Company is a privately-held entity with no historical data on volatility of its units, the expected volatility is based on the volatility of similar entities (referred to as guideline companies). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage. The assumptions used in calculating the fair value of unit-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, unit-based compensation expense could be materially different in the future. The risk-free rate for periods within the contractual life of the option is based on U.S. Treasury yield for a term consistent with the expected life of the unit option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The Company accounts for forfeitures when they occur. The Company has elected to recognize unit- based compensation expense for service-based awards on a straight-line basis over the service vesting period. The Company recognizes compensation expense for awards subject to performance conditions using the graded attribution method.

Income Taxes

The Company, which has elected “check the box” C Corporation treatment for income tax purposes, accounts for income taxes using the assets and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid, or refunds received, as provided for under currently enacted tax law. Changes in deferred tax assets and liabilities are recorded in the benefit from income taxes.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. If they are not, deferred tax assets are reduced by a valuation allowance. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is subsequently determined that deferred tax assets would be more likely than not realized in the future, in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for uncertainty in income taxes recognized in its consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized which includes (a) the tax position must be evaluated to determine the likelihood that it is more likely than not of being sustained based solely on the technical merits of the position, and if so, (b) the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The benefit from income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

The Company reports tax related interest and penalties, if any, as income tax expense. There were no interest or penalties recorded for the years ended December 31, 2019 or 2020.

Net Loss Per Common Unit

Basic net loss per common unit is computed by dividing the net loss attributable to Class B common unitholders by the weighted-average number of Class B common units (“common units”) outstanding during the period, without the consideration for potential dilutive common units. For the purpose of calculating basic net loss per common unit for the years ended December 31, 2019 and 2020, the Company adjusted net income or loss for cumulative dividends on Class A preferred units (“preferred units”). Net loss attributable to common unitholders is computed by deducting the dividends accumulated for the period on cumulative preferred units from net income. If there is a net loss, the amount of the loss is increased by those preferred dividends.

Diluted net loss per common unit is computed by dividing the net loss by the weighted-average number of common unit equivalents outstanding for the period determined using the treasury-stock method and if-converted method, as applicable. Due to a net loss after adjusting for the cumulative dividends on preferred units in the periods presented, all otherwise potentially dilutive securities are antidilutive. Accordingly, basic net loss per common unit equals diluted net loss per common unit for all periods presented in the accompanying consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of operations. The new standard provides for a modified retrospective approach which requires recognition at the beginning of the earliest comparative period presented of leases that exist at that date, as well as adjusting equity at the beginning of the earliest comparative period presented as if the new standard had always been applied. In July 2018, the FASB issued ASU 2018-11, which provides an additional transition method. Under the additional transition method, an entity initially applies the new leases guidance at the adoption date (rather than at the beginning of the earliest period presented). Therefore, an entity which elects the additional transition method would apply Topic 840 in the comparative periods and recognize the effects of applying Topic 842 as a cumulative adjustment to retained earnings as of the adoption date. If an entity elects the new transition method, it is required to provide the Topic 840 disclosures for all prior periods presented that remain under the legacy lease guidance. For the Company, the new standard is effective for fiscal years beginning after December 15, 2021, and interim periods beginning the following year. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s consolidated financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. Rather than generally recognizing credit losses when it is probable that the loss has been incurred, the revised guidance requires companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. For the Company, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and must be adopted as a cumulative effect adjustment to retained earnings; early adoption is permitted. The Company is in the early stages of evaluating the effect of this guidance on its consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for the Company for interim and annual reporting periods beginning after December 15, 2022; early adoption is permitted. The Company has elected to early adopt effective January 1, 2021, and does not expect the adoption of this standard to have a material impact on its consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles, Goodwill and Other (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”), which requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement under the internal-use software guidance in ASC 350-40. For the Company, the amendments are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Company is evaluating the potential impact of this guidance on the Company’s consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. For the

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Company, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company is currently evaluating the timing of and impact of this guidance on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited time to ease the potential accounting burden associated with transitioning away from reference rates, such as the London Inter-Bank Offered Rate (LIBOR), which regulators in the United Kingdom (U.K.) have announced will be phased out by the end of 2021. The expedients and exceptions provided by ASU 2020-04 are for the application of U.S. GAAP to contracts, hedging relationships and other transactions affected by the rate reform, and will not be available after December 31, 2022, other than for certain hedging relationships entered into before December 31, 2022. Companies can apply the ASU immediately. However, the guidance will only be available for a limited time (generally through December 31, 2022, as noted above). The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

Note 3—Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,
	2019	2020
Prepaid expenses	$2,715	$2,938
Capitalized contract costs—current	589	1,256
Deferred offering costs	—	995
Prepaid income taxes	571	196
Others	230	427

Total prepaid expenses and other current assets	$4,105	$5,812

Property and Equipment, Net

Property and equipment, net consist of the following (in thousands):

	As of December 31,
	2019	2020
Land	$5,642	$—
Building	2,993	—
Computer equipment and software	6,316	7,317
Building and leasehold improvements (Note 5)	4,191	2,953
Office equipment and furniture	1,249	1,683
Construction in progress (1)	2,297	3

Total	22,688	11,956
Less: Accumulated depreciation and amortization	(3,425)	(4,356)

Property and equipment, net	$19,263	$7,600

(1)

Construction in progress as of December 31, 2019 is primarily comprised of building improvements. As of December 31, 2019, the Company had approximately $1.0 million in material commitments related to these projects. Construction in progress as of December 31, 2020 was immaterial.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Depreciation expense amounted to $2.7 million and $2.5 million for the years ended December 31, 2019 and 2020, respectively. The Company disposed of computer equipment and office furniture that resulted in a loss of $0.1 million as well as a software development project that resulted in a loss of $0.8 million for the year ended December 31, 2019. The losses are included in general and administrative expenses in the accompanying consolidated statements of operations.

On October 31, 2020, the Company terminated one of its office leases that had been accounted for as a financing obligation (see Note 6). The termination resulted in the disposal of property and equipment and related assets of $12.8 million, the write off of the $9.1 million financing obligation liability due to related party, and a termination fee of $2.1 million. The total loss of $5.8 million is included in operating expenses in the accompanying consolidated statements of operations.

Intangible Assets, Net

Intangible assets, net consists of the following (in thousands):

	As of December 31, 2019
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$256,300	$(40,519)	$215,781
Developed technology	49,700	(11,694)	38,006
Trademarks	25,400	(4,022)	21,378
Capitalized software	2,689	(374)	2,315

	$334,089	$(56,609)	$277,480

	As of December 31, 2020
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$322,800	$(66,750)	$256,050
Developed technology	69,000	(19,275)	49,725
Trademarks	22,675	(4,637)	18,038
Capitalized software	5,887	(1,668)	4,219

	$420,362	$(92,330)	$328,032

The estimated useful lives and weighted average amortization periods for intangible assets at December 31, 2019 and 2020 are as follows:

Weighted-Average Amortization Period
Customer relationships	10 years
Developed technology	5-10 years
Trademarks	10 years
Capitalized software	3 years

Amortization expense related to intangible assets was $35.9 million for the year ended December 31, 2019, of which $7.8 million and $28.1 million, were included in cost of sales and general and administrative expense, respectively, on the accompanying consolidated statements of operations. Amortization expense related to intangible assets was $37.7 million for the year ended December 31, 2020, of which $8.9 million and $28.8 million, were included in cost of sales and general and administrative expense, respectively, on the

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

accompanying consolidated statements of operations. In connection with the trademark impairment discussed in Note 2 – Summary of Significant Accounting Policies, the Company reversed $1.9 million of accumulated amortization. There were no other impairment charges related to intangible assets for the years ended December 31, 2019 and 2020. See Note 12 – Business Combinations, for details of intangibles acquired during fiscal year 2020.

The estimated future amortization of intangible assets as of December 31, 2020 is as follows (in thousands):

Years ending December 31,
2021	$45,927
2022	45,553
2023	44,048
2024	42,925
2025	39,183
Thereafter	110,396

Total amortization expense	$328,032

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	As of December 31,
	2019	2020
Accrued bonuses	$4,665	$5,423
Accrued payroll and payroll-related expenses	4,764	7,305
Sales tax liability from acquisitions	—	2,739
Accrued costs of revenues	2,379	1,988
Accrued operating costs	1,238	1,609
Accrued property and equipment	1,157	24
Other accrued expenses	1,660	1,982

	$15,863	$21,070

Note 4—Employee Benefits

The Company has a retirement savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may make elective deferrals which are matched up to specified limits by the Company. Employer matching contributions for the years ended December 31, 2019 and 2020 were $0.8 million and $0.8 million, respectively.

Note 5—Commitments and Contingencies

Legal Matters

The Company is, and from time to time may be, involved in litigation relating to claims arising out of the Company’s operations in the normal course of business. Management is not currently aware of any legal proceedings or claims against it that could have a material adverse effect on the financial position, results of operations, or cash flows of the Company. However, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Operating Lease Commitments

The Company leases office space under various operating lease agreements that expire through December 2026. The Company is recognizing the related rent expense on a straight-line basis over the term of each lease. Free rent and rental increases are recognized on a straight-line basis over the term of each lease.

One of the leases is with a related party with a term date of December 2022. The monthly payments during 2019 and 2020 were both $0.1 million and are subject to annual increases.

Future minimum lease payments under these non-cancelable operating leases as of December 31, 2020 are as follows (in thousands):

	Related Party	Third Party	Total
Years Ending December 31,
2021	$842	$962	$1,804
2022	875	736	1,611
2023	—	753	753
2024	—	722	722
2025	—	319	319
Thereafter	—	244	244

Total future minimum lease payments	$1,717	$3,736	$5,453

Rent expense has been recorded in the consolidated statements of operations for the years ended December 31, 2019 and 2020 as follows (in thousands):

	Year Ended December 31,
	2019	2020
Cost of revenues	$1,100	$743
General and administrative	445	321
Sales and marketing	218	178
Research and development	639	464

Total rent expense	$2,402	$1,706

See Note 10, Related Party Transactions.

Financing Obligation Due to Related Party

The Company entered into a sale-leaseback transaction on April 29, 2019 for one of its office properties, in which the Company is involved in the construction of significant changes to the existing building and is considered the continued owner of the building for accounting purposes. Under the terms of the lease and based on certain prohibited forms of continuing involvement in the leased assets, the lease did not qualify for sale- leaseback accounting and was accounted for as a financing obligation.

The financing obligation is equal to the proceeds received for the assets that are sold and then leased back. Prior to the lease termination, the current portion of the financing obligation is included in accrued expenses and the non-current portion is included in financing obligation in our consolidated balance sheets.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The lease provided for the lease of land, building, and leasehold improvements on the building. The lease provided for an initial term of fifteen years with no purchase option. On October 31, 2020, the Company terminated the lease. The termination resulted in the disposal of property and equipment and related assets of $12.8 million, the write off of the $9.1 million financing obligation liability due to related party, and a termination fee of $2.1 million. A loss of $5.8 million was recorded upon the termination.

Prior to termination, a portion of the periodic lease payments under the lease were recognized as interest expense with the remainder of the lease payment reducing the financing obligation using the effective interest method.

For the year ended December 31, 2019, the Company made payments related to this financing obligation of $0.4 million, of which, $0.3 million was recognized as interest expense and $0.1 million was recorded as a reduction of the $9.2 million financing obligation. In 2020, through termination, the Company made payments related to this financing obligation of $0.4 million, of which, $0.4 million was recognized as interest expense and $0.1 million was recorded as a reduction of the financing obligation.

As the lease was terminated in October 2020, there was no financing obligation recorded as of December 31, 2020.

Note 6—Long-Term Debt

Long-term debt is comprised of the following (in thousands):

	Year Ended December 31,
	2019	2020
First lien	$410,411	$406,255
Second lien	125,000	125,000
Paycheck Protection Program loan	—	2,142

Total principal payments due	535,411	533,397
Debt issuance costs	(15,129)	(13,565)

Total debt, net	520,282	519,832

Less: Current portion of long-term debt
First lien	4,156	4,156
Paycheck Protection Program loan	—	1,785
Debt issuance costs	(2,750)	(2,986)

Total current portion of long-term debt, net	1,406	2,955

Non-current portion of long-term debt, net	$518,876	$516,877

On May 31, 2018, Holdings, Intermediate and MeridianLink (collectively, the “Borrowers”) entered into a First Lien Credit Agreement (“First Lien”) and a Second Lien Credit Agreement (“Second Lien”).

The First Lien consists of a $315.0 million term loan, comprised of a $245.0 million initial term loan and a delayed draw term loans of $70.0 million, as well as a $35.0 million revolving credit facility. Under the First Lien term loan, the Borrowers borrowed $245.0 million on May 31, 2018 and $70.0 million on June 7, 2018. The First Lien term loan requires quarterly principal payments equal to 0.25% of the original principal, with the remainder due at maturity. The First Lien term loan bears interest at a rate per annum equal to LIBOR plus 4.0% (which was 4.75% at December 31, 2020), and matures on May 31, 2025. The revolving credit facility includes a $5.0 million sublimit for the issuance of letters of credit. The First Lien revolving credit facility bears interest at a rate per annum equal to LIBOR plus 3.5% and matures on May 31, 2023. As of December 31, 2019

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

and 2020, there were no borrowings on the First Lien revolving credit facility, which bore interest at a rate of 4.25% as of December 31, 2020. The First Lien revolving credit facility also requires a quarterly commitment fee based on the Borrower’s consolidated first lien net leverage ratio. As of December 31, 2019 and 2020, the applicable rate was 0.50% and 0.375%, respectively, which was applied against the $35 million unused revolving credit facility balance.

The Second Lien consists of a term loan of $125.0 million, comprised of a $95.0 million initial term loan and a delayed draw term loan of $30.0 million. The Borrowers borrowed $95.0 million on May 31, 2018 and $30.0 million on June 7, 2018. The Second Lien term loan requires interest only payments, bears interest at a rate per annum equal to LIBOR plus 8.0% (which was 9.0% at December 31, 2020), and matures on May 29, 2026.

The First and Second Liens are secured by substantially all assets of the Borrowers. Under the First Lien and Second Lien, the Borrowers are subject to various financial covenants, as well as customary affirmative and negative covenants, as discussed below.

In connection with First Lien and Second Lien term loans, the Borrowers incurred $16.2 million in issuance costs. Expenses associated with the issuance of the term loans are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the debt and are amortized to interest expense over the life of the term loan using the effective interest method. In connection with the First Lien revolving credit facility, the Borrowers incurred $1.0 million in issuance costs. Expenses associated with the issuance of the revolving credit facility are presented in the accompanying consolidated balance sheets in prepaid expenses and other current assets, and other assets, and are amortized to interest expense over the life of the revolving credit facility using the straight-line method.

On October 7, 2019, the Borrowers amended the First Lien credit agreement and borrowed an additional $60.0 million (“2019 Incremental Term”) to make a seller holdback payment, and to pay fees and expenses incurred in connection with the 2019 Incremental Term debt.

In connection with the 2019 Incremental Term debt, the Borrowers incurred $1.1 million in expenses, of which $1.0 million and $0.1 million related to lender fees and third-party fees, respectively.

Total amortization of financing costs for the years ended December 31, 2019 and 2020 was $1.8 million and $1.8 million, respectively. Total interest expense for the years ended December 31, 2019 and 2020 was $36.4 million and $32.8 million, respectively.

The First Lien and Second Lien also contain customary affirmative and negative covenants including, among other requirements, negative covenants that restrict the Borrowers’ ability to dispose of assets, create liens, incur indebtedness, pay dividends, make acquisitions, make investments, or make distributions to Parent or the Parent’s ultimate unitholders. Parent (as a standalone legal entity) is not a party to the First Lien or Second Lien and the business operations of the Company are almost entirely conducted by Parent’s wholly-owned subsidiaries.

Further, under the First Lien, if the amount outstanding under the revolving credit facility is greater than 30% of the revolving credit commitments at each quarter end, the First Lien contains a financial covenant that requires testing of maximum consolidated First Lien net leverage ratio (the ratio of the aggregate indebtedness under the First Lien as of such date minus the aggregate amount of unrestricted cash and cash equivalents, to consolidated EBITDA for the period of the four fiscal quarters most recently ended). If required to test, the Borrowers must maintain a maximum Consolidated First Lien Net Leverage Ratio of 7.00 to 1.00.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The Borrowers were in compliance with all covenants of the First Lien and Second Lien as of December 31, 2020.

Future principal payments of long-term debt as of December 31, 2020 are as follows (in thousands):

Years ending December 31,
2021	$5,941
2022	4,513
2023	4,156
2024	4,156
2025	389,631
Thereafter	125,000

Total	$533,397

See Note 13, Subsequent Events.

Note 7—Preferred Units and Members’ Deficit

The Company operates subject to the terms and conditions of the amended and restated Project Angel Parent, LLC, Limited Liability Company Agreement (“the Members’ Agreement”) dated May 31, 2018. The membership interests are represented by two classes: Class A preferred units (“Class A Units”) and Class B common units (“Class B Units”). Under the Members’ Agreement, there is an unlimited number of Class A Units and Class B Units that may be issued. The Company’s board of managers has the sole authority and right to manage the business and affairs of the Company and to make all decisions and take all actions for the Company, except for certain exceptions defined within the Members’ Agreement.

Class A Units

Voting Rights—Class A Units do not have voting, approval or consent rights under the Members’ Agreement.

Conversion Rights—Class A Units do not have any conversion rights into common units.

Preferred Return—The Class A preferred unitholders are entitled to a cumulative preferred return at a rate of 9% per annum (“Preferred Return”), compounding on a quarterly basis, on Unpaid Return (“Unpaid Return” means an amount equal to the excess of the aggregate Class A Preferred Return accrued on such Class A Units for all prior periods, over the aggregate amount of prior distributions made by the Company related to such Preferred Return) plus Unreturned Capital (“Unreturned Capital” means aggregate contributions made in exchange for Class A Units reduced by distributions made by the Company) to such unitholders for all prior quarterly periods.

Liquidation Preference—The Class A preferred unitholders are entitled to liquidation preference over Class B Units. The distribution will first be made to the Class A Unpaid Return on such unitholder’s outstanding Class A preferred units until the Class A Unpaid Return is zero, and then to the Class A Unreturned Capital (at $1,000 per unit) with respect to such unitholder’s Class A preferred units held until the Class A Unreturned Capital is zero. Any remaining amounts shall be distributed pro rata among holders of Class B Units based on the outstanding Class B Units held at the time of such distribution. Therefore, all Class A unitholders have first priority with regard to any distributions made by the Company to its unitholders, whether the result of a liquidation event (such as a sale or dissolution of the Company) or the result of a distribution elected by the board

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

of managers of the Company. The liquidation preference provisions related to the Class A Units are considered contingent redemption provisions and the deemed liquidation events are not solely within the control of the Class A Units within the mezzanine portion of the accompanying consolidated balance sheet. However, the Class A Units are not considered currently redeemable because redemption is contingent on the sale of the Company (or similar change of control event), whereas the identification of a market participant willing to purchase the Company for consideration in an amount sufficient to distribute the redemption amount to the holders of the Class A Units is not considered probable. As a result, the Company has not recorded the Preferred Return on the Class A Units within the accompanying statement of preferred units and members’ deficit.

Repurchase Rights—In accordance with the terms and conditions of certain investor unit agreements, co-invest unit agreements, or other incentive unit agreements entered into between the Company and its unitholders, the Class A Units are subject to repurchase at the election of the Company, Thoma Bravo, or another related party upon the unitholder’s termination or in connection with a sale of the Company. The repurchase price for each Class A Unit is the fair market value of such unit as of the date of repurchase; provided, however, that if the unitholder is terminated for cause, the repurchase price shall be the lesser of the unitholder’s original cost for such unit and the fair market value of such unit.

Class B Units

As of December 31, 2019 and 2020, there were 101,465,591 and 102,985,610 units, respectively of Class B Units issued and outstanding. Class B Units do not have voting, approval or consent rights under the Members’ Agreement. No distribution shall be made on Class B Units, unless and until the distributions are made to holders of Class A Units and any remaining amounts to be distributed pro rata among holders of Class B Units based on the Class B Units held as of the time of such distribution. Certain Class B Units, including Carried Equity Units (as defined below) are subject to repurchase by the Company, Thoma Bravo, or another related party upon the unitholder’s termination. Refer to Note 8 for further information regarding the Company’s repurchase rights on the Class B Units, including the nature and classification of certain Class B Units on the consolidated balance sheet.

Note 8—Unit-Based Compensation

On October 23, 2018, the Company’s board of managers approved the adoption of the Project Angel Parent, LLC Equity Plan (the “2018 Plan”). The 2018 Plan provides incentives to employees, consultants, directors, managers or advisers of the Company and its subsidiaries through the sale or grant of the Company’s Class A Units, Class B Units, and/or other equity-based awards. Under the 2018 Plan, 4,868 Class A Units and 1,477,593 Class B Units have been issued under co-invest agreements (“Co-Invest Units”), which remain outstanding as of December 31, 2019 and 2020. No additional Co-Invest Units will be granted in subsequent years.

In addition, under the 2018 Plan, in 2019, the Company issued 1,493,489 of Class B carried units at a price of $0.03 per unit, to employees, directors, and officers of the Company (the “Carried Equity Units”). No additional units were granted during the year ended December 31, 2020. The Carried Equity Units are subject to vesting based on (1) the participant’s continued service to the Company over a period of approximately one to four years and/or (2) the Company achieving annual EBITDA targets. As the Carried Equity Units are unvested on the date of issuance, the cash received by the Company from the participant’s purchase of the Carried Equity Units is included in accrued expenses on the accompanying consolidated balance sheets and such liability is reduced over time as vesting occurs. The number of units vested during 2019 and 2020 was 4,659,332 and 2,225,677, respectively. The liability balance as of December 31, 2019 and 2020 related to the unvested Carried Equity Units was $0.3 million and $0.2 million, respectively. As of December 31, 2019 and 2020, the unvested

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Carried Equity Units amount to 8,017,392 units and 5,401,897 units, respectively. None of the Carried Equity Units were cancelled or forfeited during 2019 or 2020. The Carried Equity Units are also subject to repurchase by the Company or Thoma Bravo upon the participant’s termination. Unvested Carried Equity Units are subject to repurchase at the lower of the participant’s original cost for such unit or the fair market value of such unit. Vested Carried Equity Units are subject to repurchase at the fair market value of such unit; provided, however, that if the participant is terminated for cause, the repurchase price for each vested unit shall be the lesser of the participant’s original cost for such unit and the fair market value of such unit.

During the years ended December 31, 2019 and 2020, the Company recognized approximately $0.5 million and $0.6 million, respectively, in unit-based compensation expense for Carried Equity Units related to the excess of fair value per unit on date of issuance over the $0.03 per unit purchase price paid by the participants, which has been recognized as additional compensation expense attributable to the participants. As of December 31, 2019 and 2020, there was approximately $1.8 million and $1.2 million, respectively, of unrecognized unit-based compensation expense related to Carried Equity Units, which is expected to be recognized over a weighted-average period of approximately 3.2 years and 2.4 years, respectively.

On May 6, 2019, the Company established the 2019 Equity Option Plan (the “2019 Plan”). The 2019 Plan provides for grants of certain unit options to employees, which allow option holders to purchase Class B Units in the Company. For time-based service options granted, the options vest over a period of three to four years. The performance-based options vest upon achieving annual EBITDA targets or upon a change of control as defined in the 2019 Plan documents. An option holder must be an employee of the Company at the date of these vesting conditions.

As of December 31, 2019 and 2020, the maximum aggregate number of Class B Units that could be sold or granted to participants under both the 2018 Plan and the 2019 Plan amounted to 18,901,335.

A summary of unit option activity under the 2019 Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding—January 1, 2019	—
Granted	5,515,392	$3.03
Exercised	—
Forfeited	—

Outstanding—December 31, 2019	5,515,392	$3.03	9.7	—

Granted	824,000	$3.94
Exercised	—
Forfeited	—
Outstanding—December 31, 2020	6,339,392	$3.15	8.8	$38,108

Options exercisable at December 31, 2020	1,614,906	$3.03	8.7	$9,899

Options expected to vest in the future*	3,724,486	$3.23	8.9	$22,079

*

For the years ending December 31, 2019 and 2020, there were 1,000,000 unit options outstanding which contain vesting provisions dependent upon the Company achieving certain valuation multiple targets upon a change in control event or sale of the Company (which does not include the Company’s initial public offering). Such events are not considered probable until they occur, therefore, these units are not probable of vesting and no unit-based compensation expense has been recorded for these options during the years ended December 31, 2019 and 2020.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The total fair value of options that vested during the years ended December 31, 2019 and 2020, was $0 and $1.9 million, respectively. The fair value of all time-based service options and performance-based options granted was estimated using a Black-Scholes option pricing model with the following assumptions:

Volatility

The Company is a private entity with no historical data on volatility of its units, the expected volatility is based on the volatility of similar entities (referred to as guideline companies). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage.

Risk-Free Interest Rate

The risk-free interest rates are based on U.S. Treasury yields in effect at the grant date for notes over the expected option term.

Expected Term

The estimate of the expected term of options granted was determined by utilizing a weighted-average approach, considering the use of the “simplified method” (where the expected term is presumed to be equal to the vesting period plus the midpoint of the remaining contractual term) and an expected liquidation event occurrence. The Company utilizes this method as it does not have the historical experience to calculate the term.

Dividend Yield

The expected dividend yield assumption of zero is based on our current expectations about our anticipated dividend policy over the expected option term, and an estimate of expected forfeiture rates. Over the course of the Company’s history, it has not declared or paid any dividends to unitholders.

A summary of the assumptions the Company utilized to record compensation expense for performance- based and time-based service options during the year ended December 31, 2019 is as follows:

	Performance Based Options	Time Based Service Options
Number of options granted	2,257,696	2,257,696
Grant date fair value of options granted	$2,648,121	$2,648,121
Assumptions for unit option valuation:
Expected volatility	61.0 – 66.0%	61.0 – 66.0%
Expected dividend yield	0%	0%
Expected risk-free interest rate	1.4 – 1.9%	1.4 – 1.9%
Expected term of options	4 – 6 years	4 – 6 years
Maximum contractual term	10 years	10 years
Weighted average exercise price per option	$3.03	$3.03
Weighted average grant date fair value per option	$1.17	$1.17

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

A summary of the assumptions the Company utilized to record compensation expense for performance- based and time-based service options during the year ended December 31, 2020, is as follows:

	Performance Based Options	Time Based Service Options
Number of options granted	412,000	412,000
Grant date fair value of options granted	$1,063,250	$1,063,250
Assumptions for unit option valuation:
Expected volatility	61.0 – 66.0%	61.0 – 66.0%
Expected dividend yield	0%	0%
Expected risk-free interest rate	0.2 – 0.8%	0.2 – 0.8%
Expected term of options	3 – 6 years	3 – 6 years
Maximum contractual term	10 years	10 years
Weighted average exercise price per option	$3.94	$3.94
Weighted average grant date fair value per option	$2.58	$2.58

The Company recognized approximately $1.3 million and $2.3 million in unit-based compensation expense related to time-based and performance-based unit options for the years ended December 31, 2019 and 2020, respectively. During the years ended December 31, 2019 and 2020, performance-based options were probable of vesting and therefore were included as part of unit-based compensation expense. All options have a 10-year contractual life. As of December 31, 2019 and 2020, there was approximately $4.0 million and $3.8 million of unrecognized unit-based compensation expense related to unit options, respectively, which is expected to be recognized over a weighted-average period of approximately 2.7 and 3.4 years, respectively.

The aggregate intrinsic value of the options is calculated as the excess of the fair market value per Class B Unit over the exercise price per unit option. As of December 31, 2019, there was no intrinsic value on the unit options outstanding as the fair market value of the Class B Units was lower than the exercise price of the unit options.

Unit-based compensation for unit-based awards granted to participants has been recorded in the consolidated statements of operations for the years ended December 31, 2019 and 2020, as follows (in thousands):

	Year Ended December 31,
	2019	2020
Cost of revenues	$87	$180
General and administrative	1,307	1,952
Sales and Marketing	228	370
Research and Development	169	339

Total unit-based compensation expense	$1,791	$2,841

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Note 9—Income Taxes

The provision (benefit) from income taxes for the years ended December 31, 2019 and 2020, consist of the following (in thousands):

	Year Ended December 31,
	2019	2020
Current:
Federal	$—	$—
State	74	237

Total current	74	237
Deferred:
Federal	(3,854)	1,858
State	(1,335)	(303)

Total deferred	(5,189)	1,555

Net provision (benefit) from income taxes	$(5,115)	$1,792

The provision for (benefit from) income taxes differs from that computed at the federal statutory corporate income tax rate as follows for the years ended December 31, 2019 and 2020, (in thousands):

	Year Ended December 31,
	2019	2020
Tax computed at federal statutory rate	$(3,721)	$2,298
State income tax benefit, net of federal benefit	(459)	507
Nondeductible expenses	170	126
R&D credits	(1,132)	(1,149)
Other	27	10

Provision (benefit) from income taxes	$(5,115)	$1,792

Deferred income taxes at December 31, 2019 and 2020, consist of the following (in thousands):

	Year Ended December 31,
	2019	2020
Deferred income tax assets
Net operating losses (“NOL”)	$11,381	$16,699
Credits	1,883	2,891
Reserves and accruals	2,010	2,808
Unit-based compensation	326	882
Interest expense carryover	7,525	1,377
Transaction costs	2,591	2,770
Other	—	5

Total deferred income tax assets	25,716	27,432

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

	Year Ended December 31,
	2019	2020
Deferred income tax liabilities
Fixed assets	(994)	(1,054)
Intangibles	(13,703)	(16,894)
Leases	(130)	—
Other	(123)	—

Total deferred income tax liabilities	(14,950)	(17,948)

Net deferred income tax asset	$10,766	$9,484

The Company had federal and state net operating loss carryforwards of approximately $48.2 million and $24.8 million, respectively, at December 31, 2019. The Company has federal and state net operating loss carryforwards of approximately $71.7 million and $25.6 million, respectively, at December 31, 2020. The federal NOL carryforwards generated prior to 2018 will expire from 2032 through 2036 and state net operating loss carryforwards will expire 2032 through 2040. Federal NOL carryforwards generated in 2018 through 2020 have no expiration date. The amounts above do not include $9.0 million of federal NOLs that are expected to expire prior to utilization due to a Section 382 limitation placed on the 2012-2017 NOLs of CRIF at acquisition.

The Company had federal and state R&D tax credit carryforwards of approximately $1.5 million and $1.3 million, respectively, at December 31, 2019. The Company has federal and state R&D tax credit carryforwards of approximately $2.2 million and $2.1 million, respectively at December 31, 2020. A reserve for uncertain tax positions has been recorded against the federal and state R&D credits of $0.6 million and $0.3 million, respectively, at December 31, 2019 and of $0.6 and $0.5 million, respectively at December 31, 2020. The federal research credits begin to expire in 2038. There is an unlimited carryforward period for the California state research tax credits.

The Company assesses whether a valuation allowance should be recorded against its deferred tax assets based on the consideration of all available evidence, using a “more likely than not” realization standard. The four sources of taxable income that must be considered in determining whether deferred tax assets will be realized are: (1) future reversals of existing taxable temporary differences (i.e., offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the applicable tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

Ultimate realization of any deferred tax asset is dependent on the ability to generate sufficient future taxable income in the appropriate tax jurisdiction before the expiration of carryforward periods, if any. The assessment of deferred tax asset recoverability considers many different factors including historical and projected operating results, the reversal of existing deferred tax liabilities that provide a source of future taxable income, the impact of current tax planning strategies and the availability of future tax planning strategies. The Company establishes a valuation allowance against any deferred tax asset for which it is unable to conclude that recoverability is more likely than not. This is inherently judgmental, since the Company is required to assess many different factors and evaluate as much objective evidence as possible in reaching an overall conclusion. In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. The Company considered all positive and negative evidence, and based on the weight of such evidence concluded that a valuation allowance is not needed as of December 31, 2020. In arriving at this conclusion, the Company considered results of operations from 2018 thru 2020, the historical profitability profile of the businesses acquired, the impact on recent years of acquisition and integration costs, lack of taxable income

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

in carryback periods allowed under applicable tax law, ability to maintain revenue and maintain favorable operating results, the indefinite lived nature and/or significant carryforward period of the tax attributes on hand, no history of expiring attributes, history of generating taxable income, reversing taxable temporary differences, utilization of tax attributes in 2020, and future forecasted income consistent with historical growth trends. However, it is possible that some or all of the deferred tax asset could ultimately expire unused, especially if actual results differ significantly from forecasted results. Therefore, unless the Company is able to generate sufficient taxable income, in line with forecasted results, a substantial valuation allowance to reduce these U.S. deferred tax assets may be required in future periods, which would materially increase expense in the period the valuation allowance is recognized and materially adversely affect results of operations and statement of financial condition.

ASC 740, Accounting for Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Topic also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Topic requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained based solely upon its technical merits. The amount recognized is the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. In addition, the Topic permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense.

The Company has recorded an uncertain tax position with respect to its R&D credits. There are no penalties or interest recorded on these liabilities as the credits have not yet been fully utilized, and therefore the uncertain tax position is recorded primarily as a reduction of the deferred tax asset related to these credits. The Company does not anticipate any material changes to unrecognized tax benefit within the next twelve months that will affect the effective tax rate.

The reconciliation of unrecognized tax benefits at the beginning and end of the year is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Beginning balance	$(512)	$(890)
Gross increase related to prior year positions	—	—
Gross increase related to current year positions	(378)	(373)

Ending balance	$(890)	$(1,263)

If recognized, the entire balance of unrecognized benefits at December 31, 2019 and 2020, would affect the effective tax rate on income from continuing operations.

The Company is subject to U.S. Federal income tax as well as to income tax of multiple state jurisdictions. Currently, there are no audits in process or pending from Federal or state tax authorities. Federal and state income tax returns are subject to examination for a period of three to four years after filing.

MeridianLink is undergoing a California tax examination for the pre-acquisition year-ended May 31, 2018.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Note 10—Related Party Transactions

The Company has leased one property from a related party. Rental expense for this property totaled $0.8 million and $0.9 million, respectively, for the years ended December 31, 2019 and 2020, respectively.

The Company entered into a sale-leaseback transaction, with a related party, on April 29, 2019, for one of its office properties, in which the Company was involved in the construction of significant changes to the existing building and was considered the continued owner of the building for accounting purposes. Under the terms of the lease and based on certain prohibited forms of continuing involvement in the leased assets, the lease did not qualify for sale-leaseback accounting and was accounted for as a financing obligation. The lease was terminated in October 2020. See Note 6 for further details on this related party financing obligation.

The Company has an Advisory Services Agreement with Thoma Bravo, a private equity firm, that owns the majority of the Company through private equity funds managed by the firm. During the years ended December 31, 2019 and 2020, the Company recorded $2.5 million and $2.1 million, respectively, in general and administrative expenses on the accompanying consolidated statements of operations for management and advisory fees. As of December 31, 2019 and 2020, the Company had no accounts payable balance due to Thoma Bravo on the accompanying consolidated balance sheets. As of December 31, 2020, the Company had a balance of $0.5 million for amounts paid to Thoma Bravo included within prepaid expenses and other current assets on the accompanying balance sheets.

As discussed in Note 2, in May of 2018 the Company recorded a $60 million holdback due to the sellers of MeridianLink, which was intended to satisfy potential claims and expenses as defined in the EPA. At December 31, 2019 and 2020, there is a $30.0 million liability to the sellers of MeridianLink remaining and it is reflected as a related party liability in the consolidated balance sheets. Any such claims would reduce the amount paid to the sellers at the holdback release date. As the amount of these claims is not certain as of December 31, 2019 and 2020, the Company has recorded a $4.1 million, related party receivable due from the sellers of MeridianLink to satisfy estimated claims against the holdback liability. The remaining holdback amount will be released once a final settlement amount has been agreed upon. As the holdback amount is unfunded, the Company has recorded a related party liability of $30.0 million as of December 31, 2019 and 2020 for the unpaid holdback amount.

Note 11—Net Loss Per Common Unit

The following table presents the calculation of basic and diluted net loss per common unit (in thousands, except units and per unit data):

	Year Ended December 31,
	2019	2020
Basic and diluted net loss per common unit
Numerator:
Net loss attributable to common unitholders	$(44,064)	$(25,260)
Denominator:
Weighted-average number of common units—basic and dilutive	99,899,718	102,256,260
Net loss per common unit:
Basic and dilutive	$(0.44)	$(0.25)

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The following outstanding potentially dilutive securities were excluded from the calculation of diluted net loss per common unit attributable to common unitholders because their impact would have been anti-dilutive for the periods presented:

	As of December 31,
	2019	2020
Class B options outstanding, unexercised	5,515,392	6,339,392
Class B carried equity units unvested	8,017,392	5,401,897

Total	13,532,784	11,741,289

Note 12—Business Combinations

Teledata Communications, Inc

On November 2, 2020, the Company acquired all of the outstanding common stock of Teledata Communications, Inc. (“TCI”). TCI is based in Islandia, Long Island and offers cloud-based SaaS solutions for financial institutions, and its product offering is complementary to existing offerings of the Company. Acquisition costs, which are expensed as incurred, amounted to $0.8 million for the TCI acquisition for the year ended December 31, 2020, and are included in operating expenses in the consolidated statements of operations.

The acquisition was funded by the Company’s available cash. The aggregate consideration paid in connection with the TCI acquisition was $105.8 million, paid in cash. In accordance with the purchase agreement, at closing, the former owners of TCI deposited $2.1 million into a Paycheck Protection Program (“PPP”) loan escrow account. In the case that the TCI PPP loan is not forgiven by the Small Business Administration (“SBA”), the funds will be used to repay the PPP loan. If the loan is ultimately forgiven by the SBA, the escrow deposit shall be paid to the former owners of TCI. The Company believes that TCI has used the proceeds of the PPP Loan for qualifying expenses in accordance with the terms of the PPP Loan. However, no assurance is provided that the Company will be able to obtain forgiveness of the PPP Loan in whole or in part.

The table below summarizes the allocation of the purchase price based on the estimated fair value of the assets acquired and the liabilities assumed (in thousands). The purchase price paid was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill as a result of the acquisition.

Assets acquired:
Cash and cash equivalents	$2,745
Accounts receivable, net	2,355
Prepaid expenses and other current assets	257
Property and equipment, net	370
Goodwill	56,079
Intangible assets	48,600
Deferred tax asset	273
Other non-current assets	86

Total assets acquired	110,765

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Liabilities assumed:
Accounts payable	374
Accrued compensation and benefits	362
Deferred revenue	1,108
Accrued expenses	979
Notes payable (PPP Loan)	2,142

Total liabilities assumed	4,965

Fair value of assets acquired and liabilities assumed	$105,800

The goodwill recognized is attributable primarily to synergies expected from the integration of the acquired product offering into the Company’s integrated solutions including an increasing customer base, the expanded service capabilities that are expected to become available from planned investments in the acquired products, and the value of the assembled work force in accordance with generally accepted accounting principles. The TCI acquisition is treated as a deemed asset purchase for income tax purposes; therefore, of the goodwill recorded, $53.2 million is expected to be deductible for tax purposes.

The results of TCI’s operations are included in the Company’s consolidated statements of operations since November 2, 2020, the date of the acquisition, through December 31, 2020. Revenue for the period attributable to TCI was $3.6 million and net income was insignificant to the operating results for year ended December 31, 2020.

The fair value of the separately identifiable finite-lived intangible assets acquired and estimated useful lives are as follows (in thousands, except years):

	Estimated Fair Values	Weighted Average Amortization Life (years)
Customer Relationships	$36,200	10.0
Trademarks	2,300	10.0
Developed technology	10,100	9.6

Total acquisition-related intangible assets	$48,600	9.9

The fair value estimates for intangible assets include significant assumptions in the prospective financial information, such as revenue growth, customer attrition, and the discount rate. The fair value of the intangible assets was primarily based on the income approach using various methods such as the relief from royalty and excess earnings methods. Intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years.

TazWorks, LLC

On December 31, 2020, the Company acquired the majority of the assets of TazWorks, LLC (“TazWorks”). TazWorks provides software and data solutions to CRAs focused on the employment and tenant screening market, a market that is adjacent and complementary to the Company’s solutions for credit focused CRAs. TazWorks is located in Draper, Utah. Acquisition costs, which are expensed as incurred, amounted to $0.8 million for the TazWorks acquisition for the year ended December 31, 2020, and are included in operating expenses on the consolidated statements of operations.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The acquisition was funded through a combination of available cash and proceeds from the Company’s first lien credit facility as drawn upon after December 31, 2020. See Note 13, Subsequent Events. The aggregate consideration paid in connection with the TazWorks acquisition was $89.8 million, comprised of $5.0 million in cash paid at close, plus $84.8 million in cash paid in January 2021, subject to post-closing working capital adjustments.

The valuation of the assets acquired and liabilities assumed has not yet been finalized as the acquisition closed on December 31, 2020, and such recorded amounts are subject to post-closing purchase accounting adjustments. As a result, provisional estimates have been recorded and are subject to change as additional information is received during the measurement period, primarily for accounts that include the use of estimates, such as certain acquired intangible assets and certain tax assets and liabilities. The measurement period will end no later than one year from the acquisition date. As of December 31, 2020, the working capital closing statement was not finalized.

The table below summarizes the allocation of the purchase price based on the estimated fair value of the assets acquired and the liabilities assumed (in thousands). The purchase price paid was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill as a result of the acquisition.

Assets acquired:
Accounts receivable, net	$1,499
Prepaid expenses and other current assets	133
Property and equipment, net	73
Goodwill	48,006
Intangible assets	41,800

Total assets acquired	91,511

Liabilities assumed:
Accounts payable	24
Accrued expenses	1,658

Total liabilities assumed	1,682

Fair value of assets acquired and liabilities assumed	$89,829

Because this acquisition closed on December 31, 2020, TazWorks’ operating results were insignificant to the Company’s consolidated results of operations for the year ended December 31, 2020.

The goodwill recognized is attributable primarily to synergies expected from the integration of the acquired product offering into the Company’s integrated solutions including an increasing customer base and the expanded service capabilities that are expected to become available from planned investments in the acquired products. The TazWorks acquisition is treated as an asset purchase for income tax purposes; therefore, of the goodwill recorded, $44.8 million is expected to be deductible for tax purposes.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

The fair value of the separately identifiable finite-lived intangible assets acquired and estimated useful lives are as follows (in thousands, except years):

	Estimated Fair Values	Weighted Average Amortization Life (years)
Developed Technology	$9,200	10.0
Trademarks	2,300	10.0
Customer Relationships	30,300	10.0

Total acquisition-related intangible assets	$41,800	10.0

The fair value estimates for intangible assets include significant assumptions in the prospective financial information, such as revenue growth, customer attrition, and the discount rate. The fair value of the intangible assets was primarily based on the income approach using various methods such as relief from royalty and excess earnings methods. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Pro Forma Financial Information (Unaudited)

The pro forma statements of operations data for the years ended December 31, 2019 and 2020, give effect to the 2020 acquisitions, described above, as if they had occurred at January 1, 2019. These amounts have been calculated after adjusting the operating results of TCI and TazWorks for the following primary items: (1) additional intangible amortization from the transaction, (2) additional interest expense on borrowings, (3) removal of historical interest expense of the acquired entities, (4) acquisition-related expenses incurred, (5) adjustments to certain employee stock-based compensation, (6) adjustments to deferred revenue that would have occurred assuming the fair value adjustments had been applied since January 1, 2019, and (7) the related tax effects of the above adjustments. For the years ended December 31, 2019 and 2020, pro forma revenue was $195.4 million and $235.7 million, respectively. Pro forma earnings reflect a net loss of $17.2 million and net income of $8.6 million for years ended December 31, 2019 and 2020, respectively.

The unaudited pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of January 1, 2019 or the results of our future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the completed acquisitions.

Note 13—Subsequent Events

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2020, the Company has evaluated subsequent events through April 6, 2021, the date the consolidated financial statements were available to be issued, for both conditions existing and not existing at December 31, 2020, and concluded there were no subsequent events to recognize in the consolidated financial statements, except as follows:

First Lien Credit Borrowing

On January 12, 2021, the Borrowers amended the First Lien credit agreement and borrowed an additional $100.0 million primarily to fund the TazWorks acquisition. Debt issuance costs associated with the borrowing was $2.0 million. The First Lien term continues to bear interest at a rate per annum equal to LIBOR plus 4.0%, and matures on May 31, 2025.

PROJECT ANGEL PARENT, LLC

Notes to the Consolidated Financial Statements

Saylent Acquisition

On April 1, 2021, the Company acquired all of the outstanding stock of Saylent Technologies, Inc. (“Saylent”) for consideration of $37.0 million, subject to adjustment as defined in the purchase agreement. The acquisition was funded by the Company’s available cash. Saylent is based out of Boston, MA. Saylent is a data analytics and marketing solution that offers insights to financial institutions that help drive account and credit and debit card usage. The acquisition will be accounted for using the acquisition method of accounting whereby the acquired assets and liabilities of Saylent will be recorded at their respective fair values and added to those of the Company, including an amount for goodwill representing the difference between the acquisition consideration and the fair value of the identifiable net assets. Results of operation of Saylent will be included in the operations of the Company beginning with the closing date of the acquisition. As of the date of issuance of these consolidated financial statements, the initial acquisition and disclosures under ASC 805, Business Combinations, have not been prepared as the Company has not obtained all of the information necessary, nor has there been sufficient time, to complete the related activities.

PROJECT ANGEL PARENT, LLC

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except unit and per unit data)

	As of
	December 31, 2020	March 31, 2021
Assets
Current assets:
Cash and cash equivalents	$37,739	$73,510
Restricted cash	2,142	2,142
Accounts receivable, net of allowance for doubtful accounts of $641 and $320, respectively, as of December 31, 2020 and March 31, 2021	22,358	31,318
Prepaid expenses and other current assets	5,812	7,710
Related party receivable from sellers of MeridianLink	4,123	4,123

Total current assets	72,174	118,803
Property and equipment, net	7,600	7,101
Intangible assets, net	328,032	317,068
Deferred tax asset, net	9,484	7,419
Goodwill	542,965	542,965
Other assets	3,450	3,806

Total assets	$963,705	$997,162

Liabilities and Members’ Deficit
Current liabilities:
Accounts payable	$2,257	$2,210
Accrued liabilities	21,070	21,217
Deferred revenue	10,873	26,068
TazWorks, LLC purchase liability	85,646	—
Related party liability due to sellers of MeridianLink	30,000	30,000
Current portion of long-term debt, net of debt issuance costs	2,955	3,842

Total current liabilities	152,801	83,337
Long-term debt, net of debt issuance costs	516,877	613,751
Deferred rent	543	483
Other long-term liabilities	—	148

Total liabilities	670,221	697,719

Commitments and contingencies (Note 4)
Class A preferred units, no par value, unlimited units authorized, 319,913 and 319,859 units issued and outstanding as of December 31, 2020 and March 31, 2021, respectively; liquidation preference of $402,607 and $411,473 as of December 31, 2020 and March 31, 2021, respectively	319,913	319,859
Members’ Deficit
Class B common units, no par value, unlimited units authorized, 102,985,610 and 103,928,777 units issued and outstanding as of December 31, 2020 and March 31, 2021, respectively	—	—
Additional paid-in capital	3,909	2,703
Accumulated deficit	(30,338)	(23,119)

Total members’ deficit	(26,429)	(20,416)

Total liabilities, preferred units and members’ deficit	$963,705	$997,162

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Condensed Consolidated Statements of Operations

(unaudited)

(in thousands, except unit and per unit data)

	Three Months Ended March 31,
	2020	2021
Revenues, net	$43,618	$67,811
Cost of revenues:
Subscription and services	11,135	16,614
Amortization of developed technology	2,073	2,862

Total cost of revenues	13,208	19,476

Gross profit	30,410	48,335
Operating expenses:
General and administrative	13,625	18,345
Research and development	4,307	6,986
Sales and marketing	2,024	3,599

Total operating expenses	19,956	28,930

Operating income	10,454	19,405
Other (income) expense, net:
Other income	(1)	(20)
Interest expense, net	8,857	10,062

Total other expense, net	8,856	10,042

Income before provision for income taxes	1,598	9,363
Provision for income taxes	272	2,132

Net income	$1,326	$7,231

Class A preferred return	(8,285)	(8,932)

Net loss attributable to common unitholders	$(6,959)	$(1,701)

Weighted average units outstanding—basic and diluted	101,601,874	103,102,460
Net loss per common unit—basic and diluted	$(0.07)	$(0.02)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Condensed Consolidated Statements of Preferred Units and Members’ Deficit

(unaudited)

(in thousands, except unit and per unit data)

	Class A Preferred Units		Class B Common Units		Additional paid-in capital	Accumulated deficit	Total Members’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	320,820	$320,820	101,465,591	$1,371	$1,791	$(39,353)	$(36,191)
Payment of Class A units cumulative preferred return	—	—	—	—	—	(4)	(4)
Vesting of Class B carried equity units	—	—	435,268	14	—	—	14
Repurchase of vested units	(30)	(30)	(51,908)	(157)	—	—	(157)
Unit-based compensation expense	—	—	—	—	640	—	640
Net income	—	—	—	—	—	1,326	1,326

Balance at March 31, 2020	320,790	$320,790	101,848,951	$1,228	$2,431	$(38,031)	$(34,372)

	Class A Preferred Units		Class B Common Units		Additional paid-in capital	Accumulated deficit	Total Members’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	319,913	$319,913	102,985,610	$—	$3,909	$(30,338)	$(26,429)
Payment of Class A units cumulative preferred return	—	—	—	—	—	(12)	(12)
Vesting of Class B carried equity units	—	—	1,150,009	38	—	—	38
Repurchase of vested units	(54)	(54)	(206,842)	(38)	(1,849)	—	(1,887)
Unit-based compensation expense	—	—	—	—	643	—	643
Net income	—	—	—	—	—	7,231	7,231

Balance at March 31, 2021	319,859	$319,859	103,928,777	$—	$2,703	$(23,119)	$(20,416)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2020	2021
Cash flows from operating activities:
Net income	$1,326	$7,231
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,695	12,351
Provision for doubtful accounts	100	—
Amortization of debt issuance costs	(67)	1,072
Unit-based compensation expense	640	643
Loss on disposal of fixed assets	72	76
Loss on sublease liability	—	384
Deferred income taxes	261	2,064
Changes in operating assets and liabilities:
Accounts receivable	(5,971)	(8,958)
Prepaid expenses and other assets	(1,248)	(1,637)
Accounts payable	246	195
Accrued liabilities	1,379	107
Deferred revenue	12,153	15,195
Deferred rent	(13)	(26)

Net cash provided by operating activities	18,573	28,697

Cash flows from investing activities:
Acquisitions, net of cash acquired—Tazworks, LLC	—	(85,646)
Capitalized software additions	(690)	(804)
Purchases of property and equipment	(1,670)	(245)

Net cash used in investing activities	(2,360)	(86,695)

Cash flows from financing activities:
Repurchases of Class A Units	(30)	(54)
Repurchases of Class B Units	(157)	(1,887)
Proceeds from long-term debt	—	100,000
Principal payments of long-term debt	(1,039)	(1,295)
Payments of debt issuance costs	—	(1,970)
Payments of financing obligation due to related party	(18)	—
Payments of Class A cumulative preferred return	(4)	(12)
Payments of deferred offering costs	—	(1,013)

Net cash provided by (used in) financing activities	(1,248)	93,769

Net increase in cash, cash equivalents and restricted cash	14.965	35,771
Cash, cash equivalents and restricted cash, beginning of period	97,770	39,881

Cash and cash equivalents, end of period	$112,735	$75,652

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$112,735	$73,510
Restricted cash	—	2,142

Cash, cash equivalents, and restricted cash	$112,735	$75,652

Supplemental disclosures of cash flow information:
Cash paid for interest	$9,128	$8,973
Cash paid for income taxes	5	11
Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$268	$13
Deferred offering costs included in accounts payable and accrued expenses	—	222
Vesting of Class B Units	14	38

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Note 1—Organization and Description of Business

Project Angel Parent, LLC, (“Parent”), conducting business as MeridianLink, and its wholly-owned subsidiaries, (collectively the “Company,”) provides secure, cloud-based digital solutions that transform the ways in which traditional and emerging financial services providers engage with account holders and end users. The Company sells its solutions to financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies. The Company delivers its solutions to the substantial majority of its customers using a software-as-a-service (“SaaS”) model under which its customers pay subscription fees for the use of the Company’s solutions. The Company was formed as a limited liability company in Delaware in May 2018 and is a holding company that owns 100% of the outstanding member units of Project Angel Intermediate Holdings, LLC (“Intermediate”). Project Angel Holdings, LLC (“Holdings”), a Delaware limited liability company, was formed on March 15, 2018, and is a wholly-owned subsidiary of Intermediate. On May 31, 2018, Holdings acquired all of the outstanding common stock of MeridianLink, Inc. (“MeridianLink”). The Company is controlled by its majority unitholder, which is represented by various investment funds of Thoma Bravo L.P. (“Thoma Bravo”). The Company is headquartered in Costa Mesa, California, and has offices in Oregon, Louisiana, New York, and Georgia.

Under the terms of the Amended and Restated Limited Liability Company Operating Agreement (“Agreement”), dated as of May 31, 2018, of Project Angel Parent, LLC, the members are not obligated for debt, liabilities, contracts or other obligations of Project Angel Parent, LLC. Profits and losses are allocated to members as defined in the Agreement.

Novel Coronavirus (COVID-19)

In March 2020, the World Health Organization characterized the novel coronavirus (“COVID-19”) outbreak as a pandemic. The Company’s operating results depend significantly on the demand by customers. While the Company has not seen a significant negative impact on the demand for its subscription and services resulting from the COVID-19 outbreak as of the date of these financial statements, if the outbreak causes weakness in national, regional and local economies that negatively impact the demand for services and/or increase bad debts, the Company’s business, financial condition, liquidity, results of operations and prospects could be adversely impacted in 2021 and potentially beyond. To date, the Company has experienced an increased demand in its mortgage loan products and has not experienced any significant supplier disruptions or bad debts related to customer receivables.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief and Economic Security (CARES) Act.” The Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act did not have a material impact on the Company’s income tax provision in 2020 and 2021. To date, the Company has elected to defer employer social security payments until 2021 when they will begin to be repaid. In addition, as part of the Company’s acquisition of Teledata Communications, Inc., the Company has recorded a $1.8 million liability within current portion of long- term debt, net of issuance costs and $0.4 million liability within long-term debt, net of issuance costs, as of December 31, 2020 related to an outstanding Paycheck Protection Program loan. As of March 31, 2021, the Company has recorded a $2.1 million liability within current portion of long- term debt, net of issuance costs and $0.1 million liability within long-term debt, net of issuance costs related to an outstanding Paycheck Protection Program loan.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The interim condensed consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

In the Company’s opinion, the accompanying interim unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation. Certain information and disclosures normally included in the notes to the annual consolidated financial statements prepared in accordance with GAAP have been omitted from these interim unaudited condensed consolidated financial statements pursuant to the rules and regulations of the SEC. Accordingly, these interim unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2020 included within this registration statement. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other period.

Operating and Reportable Segment

To date, the Company has operated and managed its business and financial information on a consolidated basis for the purposes of evaluating financial performance and the allocation of resources. Accordingly, the Company’s management determined that it operates in one operating and reportable segment that is focused exclusively on providing cloud-based digital solutions in the United States. In reaching this conclusion, management considers the definition of the chief operating decision maker (“CODM”), how the business is defined by the CODM, the nature of the information provided to the CODM and how that information is used to make operating decisions, allocate resources and assess performance. The Company’s CODM is the chief executive officer. The results of operations provided to and analyzed by the CODM are at the consolidated level and accordingly, key resource decisions and assessment of performance are performed at the consolidated level. The Company assesses its determination of operating segments at least annually.

Business Combinations

The Company accounts for business combinations in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The results of businesses acquired in a business combination

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

are included in the Company’s consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business generally being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in acquisition related costs in the consolidated statements of operations. The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with management’s determination of the fair values of assets acquired and liabilities assumed in a business combination. During the measurement period, if new information is obtained about facts and circumstances that existed as of the acquisition date, changes in the estimated fair values of the net assets recorded may change the amount of the purchase price allocable to goodwill. During the measurement period, which expires one year from the acquisition date, changes to any purchase price allocations that are material to the Company’s consolidated financial results will be adjusted prospectively.

During the period ended March 31, 2021, the Company settled its remaining obligation for the acquisition of TazWorks, LLC (“TazWorks”). The Company’s only remaining provisional purchase price allocation amount at March 31, 2021 related to the final working capital adjustment, which was settled in April 2021 with the Company receiving $0.2 million from the sellers of TazWorks, see Note 11.

The pro forma consolidated statement of operations data for the period ended March 31, 2020, give effect to the 2020 acquisitions of Teledata Communications, Inc., (“TCI”) and TazWorks which were acquired in November 2020 and December 2020, respectively, as if they had occurred on January 1, 2019. These amounts have been calculated after adjusting the operating results of TCI and TazWorks for the following primary items: (1) additional intangible amortization from the transaction, (2) additional interest expense on borrowings, (3) removal of historical interest expense of the acquired entities, (4) acquisition-related expenses incurred, (5) adjustments to certain employee stock-based compensation, (6) adjustments to deferred revenue that would have occurred assuming the fair value adjustments had been applied since January 1, 2019, and (7) the related tax effects of the above adjustments. For the period ended March 31, 2020, pro forma revenue was $53.7 million and pro forma earnings reflect a net income of $0.3 million.

The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of January 1, 2020 or the results of our future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the completed acquisitions.

Use of Estimates

The preparation of the accompanying condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include revenue recognition including determining the nature and timing of satisfaction of performance obligations, variable consideration, standalone selling price, and other revenue items requiring significant judgment; unit-based compensation; the fair value of acquired intangibles; the capitalization of software development costs; the useful lives of property and equipment and long-lived intangible assets; impairment of goodwill and long-lived assets; and income taxes. In accordance with GAAP, management bases its estimates on historical experience and on

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from those estimates.

Accounting policies and estimates that most significantly impact the presented amounts within these financial statements are further described below:

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. As of December 31, 2020 and March 31, 2021, cash consists of checking deposit accounts and demand deposit accounts. There were no cash equivalents held as of December 31, 2020 and March 31, 2021.

Restricted Cash

Restricted cash represents cash held in escrow to pay-off Teledata Communications, Inc.’s (“TCI”) outstanding Paycheck Protection Program (“PPP”) Loan should the loan not be forgiven by the Small Business Administration, as a part of the acquisition of TCI. Any cash that is legally or contractually restricted from immediate use is classified as restricted cash.

Fair Value of Financial Instruments

The Company accounts for certain of its financial assets at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents approximate fair value due to their high liquidity in actively quoted trading markets and their short maturities. As of December 31, 2020 and March 31, 2021, the Company did not maintain any cash equivalents. The Company’s accounts receivable, related party receivable due from sellers of MeridianLink, accounts payable, accrued liabilities, related party liability due to sellers of MeridianLink, and deferred revenue approximate fair value due to their short maturities. The carrying value of the Company’s long-term debt is considered to approximate the fair value of such debt as of December 31, 2020 and March 31, 2021, based upon the interest rates that the Company believes it can currently obtain for similar debt. Certain trademark intangible assets were recorded at fair value as of December 31, 2020 in connection with the Company’s impairment testing . The inputs used to measure the fair value of these assets are primarily unobservable inputs and, as such, considered Level 3 fair value measurements.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. Cash and cash equivalents are invested in short-term and highly liquid investment-grade obligations, which are held in safekeeping by large and creditworthy financial institutions. Deposits in these financial institutions may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable includes billed and unbilled receivables, net of allowance for doubtful accounts. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. Bad debt expense is included in general and administrative expenses on the accompanying consolidated statements of operations.

Property and Equipment

The Company records property and equipment at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Asset Category	Life (years)
Computer equipment and software	3 – 5 years
Office equipment and furniture	3 – 7 years
Buildings	25 years
Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets

Expenditures for maintenance and repairs are charged to expense as incurred, and major renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are recognized in the period when the assets are sold or disposed of and the related cost and accumulated depreciation is removed from the accounts.

Goodwill

Goodwill is tested for impairment at least annually in the fourth quarter. The Company evaluates and tests the recoverability of goodwill for impairment at least annually, on October 1, or more frequently if circumstances indicate that goodwill may not be recoverable. The Company performs the impairment testing by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of its reporting unit is less than its carrying amount. The Company has one reporting unit. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company tests for impairment by comparing the estimated fair value of the reporting unit with its carrying amount. The Company estimates the fair value of the reporting unit using a “step one” analysis using a fair-value-based approach based on the market capitalization or a discounted cash flow analysis of projected future results to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Any excess of the carrying amount of the reporting unit’s goodwill over its fair value is

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

recognized as an impairment loss, and the carrying value of goodwill is written down. In assessing the qualitative factors, the Company considers the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value, and overall financial performance. No goodwill impairment was recorded during the three months ended March 31, 2020 and 2021.

Research and Development and Capitalized Software

For development costs related to internal use software, such as the Company’s subscription offerings, the Company follows guidance of ASC 350-40, Internal Use Software. ASC 350-40 sets forth the guidance for costs incurred for computer software developed or obtained for internal use and requires companies to capitalize qualifying computer software development costs, which are incurred during the application development stage. Once the application development stage is reached, internal and external costs are capitalized until the software is substantially complete and ready for its intended use. These capitalized costs are to be amortized on a straight-line basis over the expected useful life of the software of three years. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. For the three months ended March 31, 2020 and 2021, the Company capitalized $0.7 million and $0.8 million, respectively, related to internally developed software costs. Such capitalized costs related to developed technology are included within the intangible assets balance in the consolidated balance sheets.

Deferred Offering Costs

Costs directly related to the Company’s initial public offering (“IPO”) are deferred for expense recognition and instead capitalized and recorded on the accompanying consolidated balance sheets. These costs consist of legal fees, accounting fees, and other applicable professional services incurred incrementally as the result of the Company’s current plans to go public under an IPO. These deferred offering costs will be reclassified to additional paid-in capital upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all deferred offering costs will be recognized within general and administrative and expensed in the same period on the Company’s consolidated statements of operations. As of December 31, 2020 and March 31, 2021, $1.0 million and $1.7 million, respectively, of deferred offering costs are reported on the accompanying condensed consolidated balance sheets within prepaid expenses and other current assets.

Impairment of Long-Lived Assets

Identifiable intangible assets with finite lives are amortized over their estimated useful lives on either a straight-line or accelerated basis, depending on the nature of the intangible asset. Developed technology, customer relationships, and trademarks with finite useful lives are amortized on a straight-line basis.

The Company evaluates the carrying value of long-lived assets, including intangible assets with finite lives and property and equipment, whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. The impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets.

No impairment of long-lived assets has been recorded during the three months ended March 31, 2020 and 2021.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Cumulative Preferred Return

Class A preferred unitholders are entitled to a cumulative preferred return, as disclosed further in Note

6. At each reporting period-end, the Company evaluates whether the Class A Units are considered currently redeemable or probable of becoming redeemable in accordance with ASC 480-10, Distinguishing Liabilities from Equity, based on the facts and circumstances of the deemed liquidation events that would give rise to the redemption of the units. In accordance with the prescribed accounting literature, the Company does not record the cumulative preferred return in the consolidated financial statements until the Company determines that such units are probable of becoming redeemable.

Revenue Recognition

Revenue-generating activities are directly related to the sale, implementation and support of the Company’s solutions. The Company derives the majority of its revenues from subscription fees for the use of its solutions hosted in either the Company’s data centers or cloud-based hosting services, volume-based fees, as well as revenues for customer support and professional implementation services related to the Company’s solutions.

Under ASC 606 “Revenue from Contracts with Customers” (Topic 606), revenue is recognized upon the transfer of control of a promised service to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those services, net of sales taxes. The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:

•	Identification of the contract, or contracts with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the Company satisfies the performance obligations.

Subscription Fee Revenues

The Company’s software solutions are generally available for use as hosted application arrangements under subscription fee agreements. The Company’s software solutions consist of an obligation for the Company to provide continuous access to a technology solution that it hosts and routine customer support, both of which the Company accounts for as a stand-ready performance obligation. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company’s solution is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as revenue in the month when the usage amounts are determined and reported.

The Company has a limited number of legacy customers that host and manage its solutions on-premises under term license and maintenance agreements. This type of arrangement is no longer sold and represents an immaterial amount of the Company’s subscription fee revenues. However, there is no planned sunset or end of life for these on-premises solutions.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Professional Services Revenues

The Company offers implementation, consulting and training services for the Company’s software solutions and SaaS offerings. Revenues from services are recognized in the period the services are performed, provided that collection of the related receivable is probable.

Other Revenues

The Company enters into referral and marketing agreements with various third parties, in which revenues for the Company are primarily generated from transactions initiated by the third parties’ customers. The Company may introduce its customers to a referral partner or offer additional services available from the referral partner via an integration with the Company’s software solutions. Revenues are recognized in the period the services are performed, provided that collection of the related receivable is probable.

The following tables disaggregate the Company’s net revenues by major source (in thousands):

	Three Months Ended March 31,
	2020	2021
Subscription fees	$38,772	$60,316
Professional services	3,749	5,491
Other	1,097	2,004

Total revenues, net	$43,618	$67,811

Significant Judgments

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting in the new revenue standard. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgments include whether the series guidance under ASC 606 applicable to the Company’s subscription services and whether implementation and training services represent distinct performance obligations. The Company has contracts with customers that often include multiple performance obligations, usually including multiple subscription and implementation services. For these contracts, the Company accounts for individual performance obligations that are distinct separately by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price (“SSP”), of each distinct good or service in the contract.

In determining whether SaaS services are distinct, we considered whether the series guidance applies to the Company’s subscription services. The Company considered various factors including that substantially all of the Company’s SaaS arrangements involve the transfer of a service to the customer, which represents a performance obligation that is satisfied over time because the customer simultaneously receives and consumes the benefits of the services provided. Customer support services, forms maintenance, and subscription services are considered a series of distinct services that are accounted for as a single performance obligation as the nature of the services are substantially the same and have the same pattern of transfer (i.e., distinct days of service). For these contracts, the Company allocates the ratable portion of the consideration to each period based on the services provided in such period.

In determining whether implementation services are distinct from subscription services, the Company considered that there is not a significant level of integration between implementation and subscription services.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Further, implementation services in our contracts provide benefit to the customer with other readily available resources and the implementation services generally are not interdependent with the SaaS subscription services. Therefore, implementation services are generally accounted for as a separate performance obligation, as they represent distinct services that provide benefit to the customer apart from SaaS services.

Consulting and training services are generally considered a separate performance obligation as they are considered distinct services that provide a benefit to the customer on their own.

The determination of SSP for each distinct performance obligation requires judgment. Performance obligations are generally sold at standard prices and subscriptions are generally coterminous. Therefore, it is rare that any reallocation of transaction consideration is required. The Company’s best evidence of stand-alone selling price is the observable price at which products and services are sold separately to customers in similar circumstances or to similar customers in a single transaction, which is generally the stated contract price.

The Company believes that it is the passage of time that corresponds to the satisfaction of its subscription, implementation, and professional services performance obligations, so the appropriate measurement of progress is a time-based input method based on estimated or projected hours to complete the professional services.

The Company evaluates whether they are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) with respect to the vendor reseller agreements pursuant to which the Company resells certain third-party solutions along with the Company’s solutions. Generally, the Company reports revenues from these types of contracts on a gross basis, meaning the amounts billed to customers are recorded as revenues, and expenses incurred are recorded as cost of revenues. Where the Company is the principal, they first obtain control of the inputs to the specific service and direct their use to create the combined output. The Company’s control is evidenced by their involvement in the integration of the partners’ services with the Company’s solutions before it is transferred to their customers and is further supported by the Company being primarily responsible to their customers and having a level of discretion in establishing pricing. In cases where the Company does not obtain control prior to the transfer of services, and is acting as an agent, revenue is reported on a net basis, with costs being recorded as a reduction to revenues.

The Company has concluded that its subscription fees related to monthly usage above the levels included in the standard subscription fee relates specifically to the transfer of the service to the customer in that month and is consistent with the allocation objective of Topic 606 when considering all of the performance obligations and payment terms in the contract. Therefore, the Company recognizes additional usage revenues in the month when the usage amounts are determined and reported. This allocation reflects the amount the Company expects to receive for the services for the given period.

Contract Balances

The timing of customer billing and payment relative to the start of the service period varies from contract to contract; however, the Company bills many of its customers in advance of the provision of services under its contracts, resulting in contract liabilities consisting of deferred revenue. Deferred revenue represents billings under noncancelable contracts before the related product or service is transferred to the customer.

The payment terms and conditions vary by contract; however, the Company’s terms generally require payment within 30 days from the invoice date. In instances where the timing of revenue recognition differs from the timing of payment, the Company elected to apply the practical expedient in accordance with Topic 606 to not adjust contract consideration for the effects of a significant financing component as the Company expects, at

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

contract inception, that the period between when promised goods and services are transferred to the customer and when the customer pays for those goods and services will be one year or less. As such, the Company determined its contracts do not generally contain a significant financing component.

Deferred Revenue

The deferred revenue balance consists of subscription and implementation fees which have been invoiced upfront and are recognized as revenue only when the revenue recognition criteria are met. The Company’s subscription contracts are typically invoiced to its customers annually and revenue is recognized ratably over the service term. Implementation and service-based fees are most commonly invoiced 50% upfront and 50% upon completion. The Company believes that it is the passage of time that corresponds to the satisfaction of its subscription implementation and professional services performance obligations, so the appropriate measurement of progress is a time-based input method based on estimated or projected hours to complete the professional services. Accordingly, the Company’s deferred revenue balance does not include revenues for future years of multi-year non-cancellable contracts that have not yet been billed and is considered current since the deferred balance will all be recognized within 12 months.

The changes in the Company’s deferred revenue as of March 31, 2020 and 2021 were as follows (in thousands):

	Three Months Ended March 31,
	2020	2021
Deferred revenue, beginning balance	$7,841	$10,873
Billing of transaction consideration	55,772	83,006
Revenue recognized	43,618	67,811

Deferred revenue, ending balance	$19,995	$26,068

Assets Recognized from Costs to Obtain a Contract with a Customer

The Company capitalizes sales commissions related to its customer agreements because the commission charges are so closely related to the revenues from the non-cancellable customer agreements that they should be recorded as an asset and charged to expense over the expected period of customer benefit. The Company capitalizes commissions and bonuses for those involved in the sale of our SaaS offerings, including direct employees and indirect supervisors, as these are incremental to the sale. The Company begins amortizing deferred costs for a particular customer agreement once the revenue recognition criteria are met and amortizes those deferred costs over the expected period of customer benefit, which the Company estimates to be three years. The Company determined the period of benefit by considering factors such as historically high renewal rates with similar customers and contracts, initial contract length, an expectation that there will still be a demand for the product at the end of its term, and the significant costs to switch to a competitor’s product, all of which are governed by the estimated useful life of the technology. Current costs are included in prepaid expenses and other current assets, and non-current costs are included in other assets on the accompanying condensed consolidated balance sheets. There was no impairment of assets related to deferred commissions during the three months ended March 31, 2020 and 2021.

The Company applies a practical expedient to expense costs to obtain a contract with a customer, as incurred, when the amortization period would have been one year or less.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

The following table represents the changes in contract cost assets (in thousands):

	Three Months Ended March 31,
	2020	2021
Beginning balance	$1,635	$3,207
Additions	376	992
Amortization	(152)	(259)

Ending balance	$1,859	$3,940

Contract cost assets, current	$681	$1,572
Contract cost assets, noncurrent	1,178	2,368

Total deferred contract costs assets	$1,859	$3,940

Cost of Revenues

Cost of revenues is comprised primarily of salaries and other personnel-related costs, including employee benefits, bonuses and unit-based compensation, for employees providing services to our customers. This includes the costs of our implementation, customer support, data center and customer training personnel. Cost of revenues also includes the direct costs from third-party services included in our solutions, an allocation of general overhead costs, and the amortization of developed technology. We allocate general overhead expenses to all departments based on the number of employees in each department, which we consider to be a fair and representative means of allocation.

Marketing Costs

Marketing costs are expensed as incurred. For the three months ended March 31, 2020 and 2021, advertising and tradeshow expenses were $0.3 million and $0.2 million, respectively, which are included in sales and marketing expenses in the accompanying condensed consolidated statements of operations.

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with the Company’s debt. Deferred financing fees are netted against the Company’s debt. These amounts are amortized into interest expense over the estimated life of the debt using the effective interest method.

In accordance with ASC 470-50, Debt—Modifications and Extinguishments, the Company will perform an analysis on a creditor-by-creditor basis when its debt is modified to determine if the debt instruments were substantially different. In the event of extinguishment, capitalized deferred financing costs are expensed. In the event of debt modification, lender related fees are capitalized, and third-party costs are expensed.

Unit-Based Compensation

The Company accounts for unit-based compensation by estimating the fair value of unit-based payment awards at the grant date. The Company estimates the fair value of its unit options using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Calculating unit-based compensation expense requires the input of highly subjective assumptions, including the expected term of the unit-based awards, fair value of its units, and unit price volatility. The Company utilized an independent valuation specialist to assist with the Company’s determination of the fair value per unit. The methods used to determine the fair value per unit included discounted cash flow analysis, comparable public company analysis, and comparable acquisition analysis. Starting in the third quarter of 2020, the probability-weighted expected return method was used and considered multiple exit scenarios, including a near term IPO. The estimate of the expected term of options granted was determined by utilizing a weighted- average approach, considering the use of the “simplified method” (where the expected term is presumed to be equal to the vesting period plus the midpoint of the remaining contractual term) and an expected liquidation event occurrence. The Company utilizes this method, as it does not have the historical experience to calculate the term. Since the Company is a privately-held entity with no historical data on volatility of its units, the expected volatility is based on the volatility of similar entities (referred to as guideline companies). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage. The assumptions used in calculating the fair value of unit-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, unit-based compensation expense could be materially different in the future. The risk-free rate for periods within the contractual life of the option is based on U.S. Treasury yield for a term consistent with the expected life of the unit option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

The Company accounts for forfeitures when they occur. The Company has elected to recognize unit- based compensation expense for service-based awards on a straight-line basis over the service vesting period. The Company recognizes compensation expense for awards subject to performance conditions using the graded attribution method.

Net Loss Per Common Unit

Basic net loss per common unit is computed by dividing the net loss attributable to Class B common unitholders by the weighted-average number of Class B common units (“common units”) outstanding during the period, without the consideration for potential dilutive common units. For the purpose of calculating basic net loss per common unit for the three months ended March 31, 2020 and 2021, the Company adjusted net income or loss for cumulative dividends on Class A preferred units (“preferred units”). Net loss attributable to common unitholders is computed by deducting the dividends accumulated for the period on cumulative preferred units from net income. If there is a net loss, the amount of the loss is increased by those preferred dividends.

Diluted net loss per common unit is computed by dividing the net loss by the weighted-average number of common unit equivalents outstanding for the period determined using the treasury-stock method and if-converted method, as applicable. Due to a net loss after adjusting for the cumulative dividends on preferred units in the periods presented, all otherwise potentially dilutive securities are antidilutive. Accordingly, basic net loss per common unit equals diluted net loss per common unit for all periods presented in the accompanying condensed consolidated financial statements.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for the Company for interim and annual reporting periods beginning after December 15, 2022; early adoption is permitted. The Company has elected to early adopt this standard effective January 1, 2021, and the adoption did not have a material impact on its consolidated financial statements and disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of operations. The new standard provides for a modified retrospective approach which requires recognition at the beginning of the earliest comparative period presented of leases that exist at that date, as well as adjusting equity at the beginning of the earliest comparative period presented as if the new standard had always been applied. In July 2018, the FASB issued ASU 2018-11, which provides an additional transition method. Under the additional transition method, an entity initially applies the new leases guidance at the adoption date (rather than at the beginning of the earliest period presented). Therefore, an entity which elects the additional transition method would apply Topic 840 in the comparative periods and recognize the effects of applying Topic 842 as a cumulative adjustment to retained earnings as of the adoption date. If an entity elects the new transition method, it is required to provide the Topic 840 disclosures for all prior periods presented that remain under the legacy lease guidance. For the Company, the new standard is effective for fiscal years beginning after December 15, 2021, and interim periods beginning the following year. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s consolidated financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments.

Rather than generally recognizing credit losses when it is probable that the loss has been incurred, the revised guidance requires companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. For the Company, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and must be adopted as a cumulative effect adjustment to retained earnings; early adoption is permitted. The Company is in the early stages of evaluating the effect of this guidance on its consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles, Goodwill and Other (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”), which requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement under the internal-use software guidance in ASC 350-40. For the Company, the amendments are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Company is evaluating the potential impact of this guidance on the Company’s consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. For the Company, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company is currently evaluating the timing of and impact of this guidance on the Company’s consolidated financial statements.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited time to ease the potential accounting burden associated with transitioning away from reference rates, such as the London Inter-Bank Offered Rate (LIBOR), which regulators in the United Kingdom (U.K.) have announced will be phased out by the end of 2021. The expedients and exceptions provided by ASU 2020-04 are for the application of U.S. GAAP to contracts, hedging relationships and other transactions affected by the rate reform, and will not be available after December 31, 2022, other than for certain hedging relationships entered into before December 31, 2022. Companies can apply the ASU immediately. However, the guidance will only be available for a limited time (generally through December 31, 2022, as noted above). The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

Note 3—Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31, 2020	As of March 31, 2021
Prepaid expenses	$2,938	$3,130
Capitalized contract costs—current	1,256	1,572
Deferred offering costs	995	1,659
Prepaid income taxes	196	196
Others	427	1,153

Total prepaid expenses and other current assets	$5,812	$7,710

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	As of December 31, 2020	As of March 31, 2021
Computer equipment and software	$7,317	$7,444
Leasehold improvements	2,953	2,980
Office equipment and furniture	1,683	1,428
Construction in progress	3	—

Total	11,956	11,852
Less: Accumulated depreciation and amortization	(4,356)	(4,751)

Property and equipment, net	$7,600	$7,101

Depreciation expense amounted to $0.6 million for both the three months ended March 31, 2020 and March 31, 2021. The Company disposed of office furniture that resulted in a loss of $0.7 million during both the three months ended March 31, 2020 and 2021. The losses are included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Intangible Assets, Net

Intangible assets, net consists of the following (in thousands):

	As of December 31, 2020
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$322,800	$(66,750)	$256,050
Developed technology	69,000	(19,275)	49,725
Trademarks	22,675	(4,637)	18,038
Capitalized software	5,887	(1,668)	4,219

	$420,362	$(92,330)	$328,032

	As of March 31, 2021
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$322,800	(74,820)	247,980
Developed technology	69,000	(21,629)	47,371
Trademarks	22,675	(5,472)	17,203
Capitalized software	6,690	(2,176)	4,514

	$421,165	$(104,097)	$317,068

The estimated useful lives and weighted average amortization periods for intangible assets at December 31, 2020 and March 31, 2021 are as follows:

Weighted-Average Amortization Period
Customer relationships	10 years
Developed technology	5-10 years
Trademarks	10 years
Capitalized software	3 years

Amortization expense related to intangible assets was $9.1 million for the three months ended March 31, 2020, of which $2.1 million and $7.0 million, were included in cost of sales and general and administrative expense, respectively, on the accompanying condensed consolidated statements of operations. Amortization expense related to intangible assets was $11.8 million for the three months ended March 31, 2021, of which $2.9 million and $8.9 million, were included in cost of sales and general and administrative expense, respectively, on the accompanying condensed consolidated statements of operations.

The estimated future amortization of intangible assets as of March 31, 2021 is as follows (in thousands):

Years ending December 31,
2021 (remaining nine months)	$34,610
2022	45,784
2023	44,289
2024	42,962
2025	39,163
Thereafter	110,260

Total amortization expense	$317,068

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	As of
	December 31, 2020	March 31, 2021
Accrued bonuses	$5,423	$2,095
Accrued payroll and payroll-related expenses	7,305	8,860
Sales tax liability from acquisitions	2,739	2,821
Accrued costs of revenues	1,988	2,638
Accrued operating costs	1,609	2,828
Other accrued expenses	2,006	1,975

	$21,070	$21,217

Note 4—Commitments and Contingencies

Legal Matters

The Company is, and from time to time may be, involved in litigation relating to claims arising out of the Company’s operations in the normal course of business. Management is not currently aware of any legal proceedings or claims against it that could have a material adverse effect on the financial position, results of operations, or cash flows of the Company. However, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Operating Lease Commitments

The Company leases office space under various operating lease agreements that expire through December 2026. The Company is recognizing the related rent expense on a straight-line basis over the term of each lease. Free rent and rental increases are recognized on a straight-line basis over the term of each lease.

One of the leases is with a related party with a term date of December 2022. The monthly payments during the three months ended March 31, 2020 and 2021 were both $0.1 million and are subject to annual increases.

During February 2021, the Company ceased using one of its leased office spaces and entered into a sublease agreement for a portion of the vacated space. The remaining portion of the vacated space remains available for sublease in future periods. The Company estimates the fair value of the lease termination obligation as of the cease-use date considering the future contractual lease obligations, net of any estimated sub-lease recoveries. Future cash flows are discounted using the Company’s credit adjusted risk free rate. Sublease rental income assumptions were based on actual sublease agreements entered into and data available from rental activity in the local markets. There is uncertainty in the estimates of future lease costs and sublease recoveries. Actual costs and sublease recoveries could vary from the estimated amounts and result in additional charges, and such amounts could be material.

As of March 31, 2021, the Company’s future lease obligations totaled approximately $0.9 million, which were reduced for estimates for sublease rental income of $0.5 million, resulting in a net lease termination liability balance of $0.4 million. The Company also recorded a loss on contract termination of $0.4 million and a

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

loss on disposal of assets of $0.1 million. Both losses were included in general and administrative expenses on the condensed consolidated statements of operations for the three months ended March 31, 2021. In connection with the lease termination liability, the Company removed approximately $0.1 million of deferred on the original lease. Changes to accrued lease termination liability are as follows (in thousands):

As of March 31, 2021
Accrued termination costs, January 1, 2021	$—
Additions to lease termination liability	429
Lease amounts paid, net of sublease income	(45)

Accrued termination costs, March 31, 2021	384
Less current portion (included in accrued liabilities)	(236)

Accrued termination costs, non-current portion (included in other long-term liabilities)	$148

Future minimum lease payments under these non-cancelable operating leases, and expected sublease receipts, as of March 31, 2021 are as follows (in thousands):

	Related Party	Third Party	Sublease Receipts	Total
Years Ending December 31,
2021 (remaining nine months)	$631	$643	$(179)	$1,095
2022	875	736	(306)	1,305
2023	—	753	—	753
2024	—	722	—	722
2025	—	319	—	319
Thereafter	—	244	—	244

Total future minimum lease payments	$1,506	$3,417	$(485)	$4,438

Rent expense has been recorded in the condensed consolidated statements of operations for the three months ended March 31, 2020 and 2021 as follows (in thousands):

	Three Months Ended March 31,
	2020	2021
Cost of revenues	$190	$235
General and administrative	53	58
Sales and marketing	37	65
Research and development	120	154

Total rent expense	$400	$512

See Note 9, Related Party Transactions.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Note 5—Long-Term Debt

Long-term debt is comprised of the following (in thousands):

	As of December 31, 2020	As of March 31, 2021
First lien	$406,255	$504,960
Second lien	125,000	125,000
Paycheck Protection Program loan	2,142	2,142

Total principal payments due	533,397	632,102
Debt issuance costs	(13,565)	(14,509)

Total debt, net	$519,832	$617,593

Less: Current portion of long-term debt
First lien	$4,156	$5,179
Paycheck Protection Program loan	1,785	2,053
Debt issuance costs	(2,986)	(3,390)

Total current portion of long-term debt, net	2,955	3,842

Non-current portion of long-term debt, net	$516,877	$613,751

On May 31, 2018, Holdings, Intermediate and MeridianLink (collectively, the “Borrowers”) entered into a First Lien Credit Agreement (“First Lien”) and a Second Lien Credit Agreement (“Second Lien”).

The First Lien consists of a $315.0 million term loan, comprised of a $245.0 million initial term loan and a delayed draw term loans of $70.0 million, as well as a $35.0 million revolving credit facility. Under the First Lien term loan, the Borrowers borrowed $245.0 million on May 31, 2018 and $70.0 million on June 7, 2018. The First Lien term loan requires quarterly principal payments equal to 0.25% of the original principal, with the remainder due at maturity. The First Lien term loan bears interest at a rate per annum equal to LIBOR plus 4.0% (which was 4.75% and 5.0% at December 31, 2020 and March 31, 2021, respectively), and matures on May 31, 2025. The revolving credit facility includes a $5.0 million sublimit for the issuance of letters of credit. The First Lien revolving credit facility bears interest at a rate per annum equal to LIBOR plus 3.5% and matures on May 31, 2023. As of December 31, 2020 and March 31, 2021, there were no borrowings on the First Lien revolving credit facility, which bore interest at a rate of 4.25% as of December 31, 2020 and March 31, 2021. The First Lien revolving credit facility also requires a quarterly commitment fee based on the Borrower’s consolidated first lien net leverage ratio. As of December 31, 2020 and March 31, 2021, the applicable rate was 0.375%, which was applied against the $35 million unused revolving credit facility balance.

The Second Lien consists of a term loan of $125.0 million, comprised of a $95.0 million initial term loan and a delayed draw term loan of $30.0 million. The Borrowers borrowed $95.0 million on May 31, 2018 and $30.0 million on June 7, 2018. The Second Lien term loan requires interest only payments, bears interest at a rate per annum equal to LIBOR plus 8.0% (which was 9.0% at December 31, 2020 and March 31, 2021), and matures on May 29, 2026.

The First and Second Liens are secured by substantially all assets of the Borrowers. Under the First Lien and Second Lien, the Borrowers are subject to various financial covenants, as well as customary affirmative and negative covenants, as discussed below.

In connection with First Lien and Second Lien term loans, the Borrowers incurred $16.2 million in issuance costs. Expenses associated with the issuance of the term loans are presented in the consolidated balance

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

sheets as a direct deduction from the carrying amount of the debt and are amortized to interest expense over the life of the term loan using the effective interest method. In connection with the First Lien revolving credit facility, the Borrowers incurred $1.0 million in issuance costs. Expenses associated with the issuance of the revolving credit facility are presented in the accompanying condensed consolidated balance sheets in prepaid expenses and other current assets, and other assets, and are amortized to interest expense over the life of the revolving credit facility using the straight-line method.

On October 7, 2019, the Borrowers amended the First Lien credit agreement and borrowed an additional $60.0 million (“2019 Incremental Term”) to make a seller holdback payment, and to pay fees and expenses incurred in connection with the 2019 Incremental Term debt.

In connection with the 2019 Incremental Term debt, the Borrowers incurred $1.1 million in expenses, of which $1.0 million and $0.1 million related to lender fees and third-party fees, respectively.

On January 12, 2021, the Borrowers amended the First Lien credit agreement and borrowed an additional $100.0 million (“2021 Incremental Term”) primarily to fund the TazWorks acquisition. Debt issuance costs associated with the borrowing were approximately $2.0 million. The First Lien term continues to bear interest at a rate per annum equal to LIBOR plus 4.0%, and matures on May 31, 2025.

In connection with the 2021 Incremental Term debt, the Borrowers incurred $2.2 million in expenses, of which approximately $2.0 million and $0.2 million related to lender fees and third-party fees, respectively.

Total amortization of financing costs for the three months ended March 31, 2020 and 2021 was $(0.1) million and $1.1 million, respectively. Total interest expense was $9.0 million for both the three months ended March 31, 2020 and 2021.

The First Lien and Second Lien also contain customary affirmative and negative covenants including, among other requirements, negative covenants that restrict the Borrowers’ ability to dispose of assets, create liens, incur indebtedness, pay dividends, make acquisitions, make investments, or make distributions to Parent or the Parent’s ultimate unitholders. Parent (as a standalone legal entity) is not a party to the First Lien or Second Lien and the business operations of the Company are almost entirely conducted by Parent’s wholly-owned subsidiaries.

Further, under the First Lien, if the amount outstanding under the revolving credit facility is greater than 30% of the revolving credit commitments at each quarter end, the First Lien contains a financial covenant that requires testing of maximum consolidated First Lien net leverage ratio (the ratio of the aggregate indebtedness under the First Lien as of such date minus the aggregate amount of unrestricted cash and cash equivalents, to consolidated EBITDA for the period of the four fiscal quarters most recently ended). If required to test, the Borrowers must maintain a maximum Consolidated First Lien Net Leverage Ratio of 7.00 to 1.00.

The Borrowers were in compliance with all covenants of the First Lien and Second Lien as of March 31, 2021.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Future principal payments of long-term debt as of March 31, 2021 are as follows (in thousands):

Years ending December 31,
2021 (remaining nine months)	$5,937
2022	5,268
2023	5,179
2024	5,179
2025	485,539
2026	125,000

Total	$632,102

Note 6 —Preferred Units and Members’ Deficit

The Company operates subject to the terms and conditions of the amended and restated Project Angel Parent, LLC, Limited Liability Company Agreement (“the Members’ Agreement”) dated May 31, 2018. The membership interests are represented by two classes: Class A preferred units (“Class A Units”) and Class B common units (“Class B Units”). Under the Members’ Agreement, there is an unlimited number of Class A Units and Class B Units that may be issued. The Company’s board of managers has the sole authority and right to manage the business and affairs of the Company and to make all decisions and take all actions for the Company, except for certain exceptions defined within the Members’ Agreement.

Class A Units

Voting Rights—Class A Units do not have voting, approval or consent rights under the Members’ Agreement.

Conversion Rights—Class A Units do not have any conversion rights into common units.

Preferred Return—The Class A preferred unitholders are entitled to a cumulative preferred return at a rate of 9% per annum (“Preferred Return”), compounding on a quarterly basis, on Unpaid Return (“Unpaid Return” means an amount equal to the excess of the aggregate Class A Preferred Return accrued on such Class A Units for all prior periods, over the aggregate amount of prior distributions made by the Company related to such Preferred Return) plus Unreturned Capital (“Unreturned Capital” means aggregate contributions made in exchange for Class A Units reduced by distributions made by the Company) to such unitholders for all prior quarterly periods.

Liquidation Preference—The Class A preferred unitholders are entitled to liquidation preference over Class B Units. The distribution will first be made to the Class A Unpaid Return on such unitholder’s outstanding Class A preferred units until the Class A Unpaid Return is zero, and then to the Class A Unreturned Capital (at $1,000 per unit) with respect to such unitholder’s Class A preferred units held until the Class A Unreturned Capital is zero. Any remaining amounts shall be distributed pro rata among holders of Class B Units based on the outstanding Class B Units held at the time of such distribution. Therefore, all Class A unitholders have first priority with regard to any distributions made by the Company to its unitholders, whether the result of a liquidation event (such as a sale or dissolution of the Company) or the result of a distribution elected by the board of managers of the Company. The liquidation preference provisions related to the Class A Units are considered contingent redemption provisions and the deemed liquidation events are not solely within the control of the Company, such as a sale or change in control of the Company. Accordingly, the Company has presented the Class A Units within the mezzanine portion of the accompanying consolidated balance sheet. However, the Class A Units are not considered currently redeemable because redemption is contingent on the sale of the Company (or similar change of control event), whereas the identification of a market participant willing to purchase the Company for

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

consideration in an amount sufficient to distribute the redemption amount to the holders of the Class A Units is not considered probable. As a result, the Company has not recorded the Preferred Return on the Class A Units within the accompanying condensed consolidated statements of preferred units and members’ deficit.

Repurchase Rights—In accordance with the terms and conditions of certain investor unit agreements, co-invest unit agreements, or other incentive unit agreements entered into between the Company and its unitholders, the Class A Units are subject to repurchase at the election of the Company, Thoma Bravo, or another related party upon the unitholder’s termination or in connection with a sale of the Company. The repurchase price for each Class A Unit is the fair market value of such unit as of the date of repurchase; provided, however, that if the unitholder is terminated for cause, the repurchase price shall be the lesser of the unitholder’s original cost for such unit and the fair market value of such unit.

Class B Units

As of December 31, 2020 and March 31, 2021, there were 102,985,610 and 103,928,777 units, respectively of Class B Units issued and outstanding. Class B Units do not have voting, approval or consent rights under the Members’ Agreement. No distribution shall be made on Class B Units, unless and until the distributions are made to holders of Class A Units and any remaining amounts to be distributed pro rata among holders of Class B Units based on the Class B Units held as of the time of such distribution. Certain Class B Units, including Carried Equity Units (as defined below) are subject to repurchase by the Company, Thoma Bravo, or another related party upon the unitholder’s termination. Refer to Note 7 for further information regarding the Company’s repurchase rights on the Class B Units, including the nature and classification of certain Class B Units on the condensed consolidated balance sheets.

Note 7—Unit-Based Compensation

On October 23, 2018, the Company’s board of managers approved the adoption of the Project Angel Parent, LLC Equity Plan (the “2018 Plan”). The 2018 Plan provides incentives to employees, consultants, directors, managers or advisers of the Company and its subsidiaries through the sale or grant of the Company’s Class A Units, Class B Units, and/or other equity-based awards. Under the 2018 Plan, 4,868 Class A Units and 1,477,593 Class B Units have been issued under co-invest agreements (“Co-Invest Units”), which remain outstanding as of December 31, 2020 and March 31, 2021. No additional Co-Invest Units will be granted in subsequent years.

In addition, under the 2018 Plan, in 2019, the Company issued 1,493,489 of Class B carried units at a price of $0.03 per unit, to employees, directors, and officers of the Company (the “Carried Equity Units”). No additional units were granted during the periods ended December 31, 2020 or March 31, 2021. The Carried Equity Units are subject to vesting based on (1) the participant’s continued service to the Company over a period of approximately one to four years and/or (2) the Company achieving annual EBITDA targets. As the Carried Equity Units are unvested on the date of issuance, the cash received by the Company from the participant’s purchase of the Carried Equity Units is included in accrued expenses on the accompanying condensed consolidated balance sheets and such liability is reduced over time as vesting occurs. The number of units vested during the three months ended March 31, 2020 and 2021 was 435,268 and 1,150,009, respectively. The liability balance as of December 31, 2020 and March 31, 2021 related to the unvested Carried Equity Units was $0.2 million and $0.1 million, respectively. As of December 31, 2020 and March 31, 2021, the unvested Carried Equity Units amount to 5,401,897 and 4,154,545 units, respectively. None of the Carried Equity Units were cancelled or forfeited during the three months ended March 31, 2020 and 2021. The Carried Equity Units are also subject to repurchase by the Company or Thoma Bravo upon the participant’s termination. Unvested Carried Equity Units are subject to repurchase at the lower of the participant’s original cost for such unit or the fair

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

market value of such unit. Vested Carried Equity Units are subject to repurchase at the fair market value of such unit; provided, however, that if the participant is terminated for cause, the repurchase price for each vested unit shall be the lesser of the participant’s original cost for such unit and the fair market value of such unit.

During both the three months ended March 31, 2020 and 2021, the Company recognized approximately $0.1 million in unit-based compensation expense for Carried Equity Units related to the excess of fair value per unit on date of issuance over the $0.03 per unit purchase price paid by the participants, which has been recognized as additional compensation expense attributable to the participants.

On May 6, 2019, the Company established the 2019 Equity Option Plan (the “2019 Plan”). The 2019 Plan provides for grants of certain unit options to employees, which allow option holders to purchase Class B Units in the Company. For time-based service options granted, the options vest over a period of three to four years. The performance-based options vest upon achieving annual EBITDA targets or upon a change of control as defined in the 2019 Plan documents. An option holder must be an employee of the Company at the date of these vesting conditions.

As of December 31, 2020 and March 31, 2021, the maximum aggregate number of Class B Units that could be sold or granted to participants under both the 2018 Plan and the 2019 Plan amounted to 18,901,335.

A summary of unit option activity under the 2019 Plan is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding—January 1, 2020	5,515,392	$3.03
Granted	255,000	$3.03
Exercised	—	—
Forfeited	—	—

Outstanding—March 31, 2020	5,770,392	$3.03

	Number of Options	Weighted Average Exercise Price
Outstanding—January 1, 2021	6,339,392	$3.15
Granted	75,000	$9.13
Exercised	—	—
Forfeited	—	—

Outstanding—March 31, 2021	6,414,392	$3.22

The Company recognized approximately $0.5 million in unit-based compensation expense related to time-based and performance-based unit options for both the three months ended March 31, 2020 and 2021. During the three months ended March 31, 2020 and 2021, performance-based options were probable of vesting and therefore were included as part of unit-based compensation expense. All options have a 10-year contractual life.

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

Unit-based compensation for unit-based awards granted to participants has been recorded in the condensed consolidated statements of operations for the three months ended March 31, 2020 and 2021 as follows (in thousands):

	Three Months Ended March 31,
	2020	2021
Cost of revenues	$27	$72
General and administrative	472	353
Sales and Marketing	69	136
Research and Development	72	82

Total unit-based compensation expense	$640	$643

Note 8—Income Taxes

In accordance with applicable accounting guidance, the income tax expense for the three months ended March 31, 2021 is based on the estimated annual effective tax rate for fiscal year 2021. The estimated effective tax rate may be subject to adjustment in subsequent quarterly periods as the forecasts of pretax income and other items impacting forecasted income tax expense change.

The Company’s provision for income taxes reflected an effective tax rate of approximately 17% and 22% for the three months ended March 31, 2020 and 2021, respectively. For the three months ended March 31, 2020, the Company’s effective tax rate was lower than the U.S. federal statutory rate primarily due to R&D credits. For the three months ended March 31, 2021, the Company’s effective tax rate was higher than the U.S. federal statutory rate primarily due to state taxes and expected permanent differences, in excess of the continuing benefit from the R&D credit.

The Company assesses whether a valuation allowance should be recorded against its deferred tax assets based on the consideration of all available evidence, using a “more likely than not” realization standard. The four sources of taxable income that must be considered in determining whether deferred tax assets will be realized are: (1) future reversals of existing taxable temporary differences (i.e., offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the applicable tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

Note 9—Related Party Transactions

The Company has leased one property from a related party. Rental expense for this property totaled $0.2 million for both the three months ended March 31, 2020 and 2021.

The Company entered into a sale-leaseback transaction, with a related party, on April 29, 2019 for one of its office properties, in which the Company was involved in the construction of significant changes to the existing building and was considered the continued owner of the building for accounting purposes. Under the terms of the lease and based on certain prohibited forms of continuing involvement in the leased assets, the lease did not qualify for sale-leaseback accounting and was accounted for as a financing obligation. The lease was terminated in October 2020.

The Company has an Advisory Services Agreement with Thoma Bravo, a private equity firm, that owns the majority of the Company through private equity funds managed by the firm. During both the three months

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

ended March 31, 2020 and 2021, the Company recorded $0.5 million, in general and administrative expenses on the accompanying condensed consolidated statements of operations for management and advisory fees. As of December 31, 2020 and March, 31 2021, the Company had no accounts payable balance due to Thoma Bravo on the accompanying condensed consolidated balance sheets. As of December 31, 2020, the Company had a balance of $0.5 million, for amounts paid to Thoma Bravo included within prepaid expenses and other current assets on the accompanying condensed consolidated balance sheets.

In May of 2018 the Company recorded a $60 million holdback due to the sellers of MeridianLink, which was intended to satisfy potential claims and expenses as defined in the EPA. At December 31, 2020 and March 31, 2021, there is a $30.0 million liability to the sellers of MeridianLink remaining and it is reflected as a related party liability in the condensed consolidated balance sheets. Any such claims would reduce the amount paid to the sellers at the holdback release date. As the amount of these claims is not certain as of December 31, 2020 and March 31, 2021, the Company has recorded a $4.1 million related party receivable due from the sellers of MeridianLink to satisfy estimated claims against the holdback liability. The remaining holdback amount will be released once a final settlement amount has been agreed upon. As the holdback amount is unfunded, the Company has recorded a related party liability of $30.0 million as of December 31, 2020 and March 31, 2021 for the unpaid holdback amount. See Note 11—Subsequent Events.

Note 10—Net Loss Per Common Unit

The following table presents the calculation of basic and diluted net loss per common unit (in thousands, except units and per unit data):

	Three Months Ended March 31,
	2020	2021
Basic and diluted net loss per common unit
Numerator:
Net loss attributable to common unitholders	$(6,959)	$(1,701)
Denominator:
Weighted-average number of common units—basic and dilutive	101,601,874	103,102,460
Net loss per common unit:
Basic and dilutive	$(0.07)	$(0.02)

The following outstanding potentially dilutive securities were excluded from the calculation of diluted net loss per common unit attributable to common unitholders because their impact would have been anti-dilutive for the periods presented:

	As of March 31,
	2020	2021
Class B options outstanding, unexercised	5,770,392	6,414,392
Class B carried equity units unvested	7,586,791	4,154,545

Total	13,357,183	10,568,937

Note 11—Subsequent Events

In connection with the preparation of the condensed consolidated financial statements for the three months ended March 31, 2021, the Company has evaluated subsequent events through July 2, 2021, the date

PROJECT ANGEL PARENT, LLC

Notes to the Condensed Consolidated Financial Statements

the condensed consolidated financial statements were available to be issued, for both conditions existing and not existing at March 31, 2021, and concluded there were no subsequent events to recognize in the financial statements, except as follows:

TazWorks

In April 2021, the Company received the final payment for the TazWorks acquisition related to the settlement of the working capital adjustment which amounted to approximately $0.2 million being received by the Company from the sellers of TazWorks.

Saylent Acquisition

On April 1, 2021, the Company acquired all of the outstanding stock of Saylent Technologies, Inc. (“Saylent”) for cash consideration of $37.0 million, including $0.8 million in acquisition costs, subject to adjustment as defined in the purchase agreement. The acquisition was funded by the Company’s available cash. Saylent is based out of Boston, MA. Saylent is a data analytics and marketing solution that offers insights to financial institutions that help drive account and credit and debit card usage. The acquisition will be accounted for using the acquisition method of accounting whereby the acquired assets and liabilities of Saylent will be recorded at their respective fair values and added to those of the Company, including an amount for goodwill representing the difference between the acquisition consideration and the fair value of the identifiable net assets. Results of operation of Saylent will be included in the operations of the Company beginning with the closing date of the acquisition. As of the date of issuance of these condensed consolidated financial statements, the initial acquisition and disclosures under ASC 805, Business Combinations, have not been prepared as the Company has not obtained all of the information necessary, nor has there been sufficient time, to complete the related activities.

Holdback for Sale of MeridianLink

In June 2021, the Company signed an agreement with the sellers of MeridianLink which finalized the terms for payment of the remaining $30 million holdback liability discussed in Note 9 of the financial statements. The Company has released $25.7 million to the sellers representing the funds remaining in the holdback amount, net of the claims against the holdback which had been recorded as a related party receivable due from the sellers.

meridianlink connecting you to better Through and including , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

The registrant is currently a Delaware limited liability company. Immediately prior to our registration statement for this offering being declared effective, we will convert into a Delaware corporation and change our name from Project Angel Parent, LLC to MeridianLink, Inc. Upon completion of this conversion, we will be subject to the Delaware General Corporation Law, or the DGCL.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The registrant’s charter and bylaws, provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The registrant’s charter includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the registrant.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also to provide for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we issued the following unregistered securities:

Unit Financings

In May 2018, we sold an aggregate of $218.0 million of our Class A Units and Class B Units at a purchase price of $1,000 per Class A Unit and $0.0332777778 per Class B Unit to certain of the Thoma Bravo Funds.

In May 2018, we sold an aggregate of $1.5 million of our Class A Units and Class B Units at a purchase price of $1,000 per Class A Unit and $0.0332777778 per Class B Unit to Antares Holdings LP in connection with the entry into our First Lien Credit Agreement.

In June 2018, we sold an aggregate of $10.0 million of our Class A Units and Class B Units at a purchase price of $1,000 per Class A Unit and $0.0332777778 per Class B Unit to certain of the Thoma Bravo Funds.

In July 2018, we sold an aggregate of $28.0 million of our Class A Units and Class B Units at a purchase price of $1,030.94668273674 per Class A Unit and $0.033966332 per Class B Unit to Serent Capital III, L.P. and Serent Capital Associates III, L.P.

Rollovers

In connection with Thoma Bravo’s acquisition of MeridianLink, Inc., certain equityholders of MeridianLink, Inc., including certain employees and officers were offered the opportunity to exchange shares of MeridianLink, Inc. common stock for our Class A Units and Class B Units. As a result, in May 2018 certain employees and officers received (i) an aggregate of $80.0 million of our Class A Units and Class B Units at a price of $1,000 per Class A Unit and $0.0332777778 per Class B Unit and (ii) an aggregate of $25.0 million of our Class S Units at a price of $1,000 per Class S Unit.

In addition, in connection with our acquisition of CRIF in June 2018, we issued an aggregate of $10.0 million of our Class A Units and Class B Units at a purchase price of $1,000 per Class A Unit and $0.0332777778 per Class B Unit to CRIF S.p.A, in exchange for common stock of CRIF.

Option and Unit Issuances

From January 1, 2017 through the date of this registration statement, we have granted under our Equity Plan 321,173 Class A Units to employees, consultants, and directors having purchase price of $1,000 per unit.

From January 1, 2017 through the date of this registration statement, we have granted under our Equity Plan 112,080,981 Class B Units to employees, consultants, and directors having purchase prices ranging from $0.0332777778 to $3.03303 per unit.

From January 1, 2017 through the date of this registration statement, we have granted under our 2019 Equity Option Plan options to purchase 6,414,392 Class B Units to employees, consultants, and directors having exercise prices ranging from $3.03303 to $9.13 per unit.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Limited Liability Company Agreement of the registrant, dated as of May 31, 2018.

3.2**	Form of Certificate of Incorporation of the registrant (to be effective upon the Corporate Conversion).

3.3**	Form of Bylaws of the registrant (to be effective upon the Corporate Conversion).

4.1**	Specimen Common Stock Certificate.

4.2**	Registration Rights Agreement.

5.1*	Form of Opinion of Goodwin Procter LLP.

10.1*#	2021 Stock Option and Incentive Plan, and forms of award agreements thereunder.

10.2*#	2021 Employee Stock Purchase Plan.

10.3**#	Non-Employee Director Compensation Policy.

10.4**#	Senior Executive Cash Incentive Bonus Plan.

10.5**#	Forms of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.6**#	Executive Officer Employment Agreements, by and between the registrant and Nicolaas Vlok, to be entered into in connection with this offering.

10.7**#	Executive Officer Employment Agreements, by and between the registrant and Chad Martin, to be entered into in connection with this offering.

10.8**#	Executive Officer Employment Agreements, by and between the registrant and Timothy Nguyen, to be entered into in connection with this offering.

10.9**#	Executive Officer Employment Agreements, by and between the registrant and Alan Arnold, to be entered into in connection with this offering.

10.10**	Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and Antares Capital LP, dated as of May 31, 2018.

10.11**	Amendment No. 1 to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and Antares Capital LP, dated as of July 3, 2018.

10.12**	Second Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the Incremental Term Loan Lenders (as defined therein), Professional Credit Reporting, Inc., ML East Acquisition Subsidiary, Inc., and Antares Capital LP, dated as of December 21, 2018.

Exhibit Number	Description

10.13**	Amendment No. 3 to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and Antares Capital LP, dated as of June 27, 2019.

10.14**	Fourth Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the Incremental Term Loan Lenders (as defined therein), Professional Credit Reporting, Inc., ML East Acquisition Subsidiary, Inc., and Antares Capital LP, dated as of October 7, 2019.

10.15**	Fifth Amendment and Incremental Facility Amendment to Senior Secured First Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the Incremental Term Loan Lenders (as defined therein), Professional Credit Reporting, Inc., ML East Acquisition Subsidiary, Inc., and Antares Capital LP, dated as of January 12, 2021.

10.16**	Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., the other lenders party thereto, and DBD Credit Funding LLC, dated as of May 31, 2018.

10.17**	Amendment No. 1 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of July 3, 2018.

10.18**	Amendment No. 2 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of June 27, 2019.

10.19**	Amendment No. 3 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of October 7, 2019.

10.20**	Amendment No. 4 to Senior Secured Second Lien Credit Agreement by and among Project Angel Intermediate Holdings, LLC, Project Angel Holdings, LLC, MeridianLink, Inc., each lender from time to time party thereto, and DBD Credit Funding LLC, dated as of January 12, 2021.

10.21**	Standard Industrial/Commercial Single-Lessee Lease – Net by and between the registrant and MLink Enterprise, LLC, dated as of November 30, 2012.

10.22**	First Amendment to Lease Agreement by and between the registrant and MLink Enterprise, LLC, dated as of March 23, 2018.

21.1**	Subsidiaries of the registrant.

23.1*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

23.2	Consent of BDO USA, LLP.

24.1**	Power of Attorney.

99.1**	Consent of Pam Murphy.

*	To be included by amendment.
**	Previously Filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Costa Mesa, California on July 2, 2021.

Project Angel Parent, LLC

By:	/s/ Nicolaas Vlok
Nicolaas Vlok Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nicolaas Vlok Nicolaas Vlok	Chief Executive Officer and Director (Principal Executive Officer)	July 2, 2021

/s/ Chad Martin Chad Martin	Chief Financial Officer, Treasurer, and Secretary (Principal Financial and Accounting Officer)	July 2, 2021

*	Chairman of the Board of Directors	July 2, 2021
Paul Zuber

*	Director	July 2, 2021
A.J. Rohde

*	Director	July 2, 2021
A.J. Jangalapalli

*	Director	July 2, 2021
James Lines

*	Chief Strategy Officer and Director	July 2, 2021
Timothy Nguyen

*By:	/s/ Chad Martin
Chad Martin Attorney-in-Fact